 Exhibit 99.1
2025 Annual Report

GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED
OBJECTIVES:
1)
We expect to compound our mark-to-market book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees, shareholders and the communities where we operate – at the expense of short term profits if necessary.

2)
Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

3)
We always want to be soundly financed.

4)
We provide complete disclosure annually to our shareholders.

STRUCTURE:
1)
Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions, financing and investments, which are done by or with Fairfax. Investing will always be conducted based on a long term value-oriented philosophy. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)
Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)
Share ownership and large incentives are encouraged across the Group.

4)
Fairfax will always be a very small holding company and not an operating company.

VALUES:
1)
Honesty and integrity are essential in all our relationships and will never be compromised.

2)
We are results oriented – not political.

3)
We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)
We follow the Golden Rule: we treat others as we would want to be treated.

5)
We are hard working but not at the expense of our families.

6)
We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

7)
We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

8)
We will never bet the company on any project or acquisition.

9)
We believe in having fun – at work!

2025 Annual Report
Fairfax Corporate Performance
(in US$ millions, except as otherwise indicated)(1)
	Book value per share(2)	Closing share price(1)	Revenue	Net earnings (loss)	Investments	Common shareholders’ equity	Shares out- standing	Earnings (loss) per share
As at and for the years ended December 31(3)
1985	1.52	3.25 (4)	12	(1)	24	8	5	(1.35)
1986	4.25	12.75	39	5	69	30	7	0.98
1987	6.30	12.37	87	12	94	46	7	1.72
1988	8.26	15.00	112	12	112	60	7	1.63
1989	10.50	18.75	109	14	113	77	7	1.87
1990	14.84	11.00	167	18	289	82	6	2.42
1991	18.38	21.25	217	20	295	101	6	3.34
1992	18.55	25.00	237	8	312	113	6	1.44
1993	26.39	61.25	267	26	641	211	8	4.19
1994	31.06	67.00	465	28	1,106	280	9	3.41
1995	38.89	98.00	837	64	1,222	346	9	7.15
1996	63.31	290.00	1,082	111	2,520	665	11	11.26
1997	86.28	320.00	1,508	152	4,054	961	11	14.12
1998	112.49	540.00	2,469	280	7,868	1,365	12	23.60
1999	155.55	245.50	3,906	43	12,290	2,089	13	3.20
2000	148.14	228.50	4,157	76	10,400	1,941	13	5.04
2001	117.03	164.00	3,953	(407)	10,229	1,680	14	(31.93)
2002	125.25	121.11	5,105	253	10,597	1,760	14	17.49
2003	163.70	226.11	5,731	289	12,491	2,265	14	19.51
2004	162.76	202.24	5,830	53	13,461	2,606	16	3.11
2005	137.50	168.00	5,901	(447)	14,869	2,448	18	(27.75)
2006	150.16	231.67	6,804	228	16,820	2,662	18	11.92
2007	230.01	287.00	7,510	1,096	19,001	4,064	18	58.38
2008	278.28	390.00	7,826	1,474	19,950	4,866	18	79.53
2009	369.80	410.00	6,636	857	21,273	7,392	20	43.75
2010	376.33	408.99	5,967	336	23,300	7,698	21	14.82
2011	364.55	437.01	7,475	45	24,323	7,428	20	(0.31)
2012	378.10	358.55	8,023	527	26,094	7,655	20	22.68
2013	339.00	424.11	5,945	(573)	24,862	7,187	21	(31.15)
2014	394.83	608.78	10,018	1,633	26,193	8,361	21	73.01
2015	403.01	656.91	9,580	568	29,016	8,953	22	23.15
2016	367.40	648.50	9,300	(513)	28,431	8,485	23	(24.18)
2017	449.55	669.34	16,225	1,741	39,255	12,476	28	64.98
2018	432.46	600.98	17,758	376	38,841	11,779	27	11.65
2019	486.10	609.74	21,533	2,004	39,005	13,043	27	69.79
2020	478.33	433.85	19,795	218	43,171	12,521	26	6.29
2021(5)	636.89	622.24	26,468	3,401	53,023	15,200	24	122.25
2022(6)	762.28	802.07	30,696	3,374	55,480	17,780	23	131.37
2023	939.65	1,222.51	38,417	4,382	64,759	21,615	23	173.24
2024	1,059.60	2,000.00	42,282	3,875	67,366	22,960	22	160.56
2025	1,260.19	2,615.89	46,674	4,772	74,860	26,283	21	213.78
Compound annual growth
	18.3%	18.2%

(1)
All share references are to common shares; Closing share price is in Canadian dollars; Per share amounts are in US dollars; Shares outstanding are in millions.

(2)
Calculated as common shareholders’ equity divided by common shares effectively outstanding.

(3)
IFRS basis for 2010 to 2025; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(4)
When current management took over in September 1985.

(5)
Book value per share and common shareholders’ equity are restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.

(6)
Restated for the adoption of IFRS 17 on January 1, 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile
Fairfax Financial Holdings Limited is a holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.
Property and Casualty Insurance and Reinsurance
North American Insurers
Northbridge Financial, based in Toronto, Canada, provides property and casualty insurance products in the Canadian market through its Northbridge and Federated brands. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2025, Northbridge’s net premiums written were Cdn$2,960.2 million (approximately US$2,119 million). At year-end, the company had statutory equity of Cdn$2,735.8 million (approximately US$1,996 million) and there were 1,882 employees.
Crum & Forster, based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial, principally specialty, coverages. In 2025, Crum & Forster’s net premiums written were US$4,708.7 million. At year-end, the company had statutory surplus of US$3,151.9 million and there were 2,698 employees.
Zenith National, based in Woodland Hills, California, is primarily engaged in the workers compensation insurance business in the United States. In 2025, Zenith National’s net premiums written were US$810.9 million. At year-end, the company had statutory surplus of US$699.0 million and there were 1,409 employees.
Global Insurers and Reinsurers
Odyssey Group, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance and specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2025, Odyssey Group’s net premiums written were US$5,961.2 million. At year-end, the company had shareholders’ equity of US$8,270.4 million and there were 1,431 employees.
Brit, based in London, England, is a market-leading global Lloyd’s of London specialty insurer and reinsurer. In 2025, Brit’s net premiums written were US$2,545.1 million. At year-end, the company had shareholders’ equity of US$2,723.8 million and there were 792 employees.
Ki, based in England and Wales, is a fully digital Lloyd’s of London syndicate that algorithmically underwrites property, casualty and specialty insurance and reinsurance. In 2025, Ki’s net premiums written were US$766.8 million. At year-end, the company had shareholders’ equity of US$780.0 million and there were 391 employees.
Allied World, based in Pembroke, Bermuda, provides property, casualty and specialty insurance and reinsurance solutions, with principal locations in the United States, Bermuda, London, Singapore and Canada. In 2025, Allied World’s net premiums written were US$5,104.3 million. At year-end, the company had shareholders’ equity of US$7,132.1 million and there were 1,704 employees.
International Insurers and Reinsurers
Group Re primarily constitutes the participation by CRC Re, Wentworth and Connemara (all based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as third party reinsurers. Group Re also writes third party business. In 2025, Group Re’s net premiums written were US$514.9 million. At year-end, the Group Re companies had combined shareholders’ equity of US$886.5 million.
Bryte Insurance, based in South Africa, writes property and casualty insurance in South Africa and Botswana. In 2025, Bryte Insurance’s net premiums written were ZAR 6,340.0 million (approximately US$355 million). At year-end, the company had shareholders’ equity of ZAR 4,445.8 million (approximately US$268 million) and there were 716 employees.
Eurolife General, based in Greece, writes general insurance in Greece and Romania. In 2025, Eurolife General’s net premiums written were €72.8 million (approximately US$82 million). At year-end, the company had shareholders’ equity of €113.9 million (approximately US$134 million) and there were 245 employees.
Gulf Insurance, based in Kuwait, writes general risk insurance and life and medical insurance across the Middle East and North Africa region through its subsidiaries. In 2025, Gulf Insurance’s net premiums written were KWD 495.9 million (approximately US$1,616 million), including net premiums written from its life insurance operations which are reported within the Life insurance and Run-off reporting segment. At year-end, the company had shareholders’ equity of KWD 264.2 (approximately US$859 million) and there were 3,764 employees.

Fairfax Asia
Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2025, Falcon’s net premiums written were HKD 765.5 million (approximately US$98 million). At year-end, the company had shareholders’ equity of HKD 1,282.5 million (approximately US$165 million) and there were 69 employees.
Falcon Thailand, based in Bangkok, writes property and casualty insurance in Bangkok. In 2025, Falcon Thailand’s net premiums written were THB 2,314.0 million (approximately US$70 million). At year-end, the company had shareholders’ equity of THB 2,278.1 million (approximately US$39 million) and there were 384 employees.
Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2025, Pacific’s net premiums written were MYR 363.5 million (approximately US$85 million). At year-end, the company had shareholders’ equity of MYR 621.4 million (approximately US$153 million) and there were 422 employees.
AMAG Insurance, based in Indonesia, writes all classes of general insurance in Indonesia. In 2025, AMAG’s net premiums written were IDR 1,000.2 billion (approximately US$61 million). At year-end, the company had shareholders’ equity of IDR 3,142.3 billion (approximately US$188 million) and there were 772 employees.
Fairfirst Insurance, based in Sri Lanka, writes general insurance in Sri Lanka, specializing in automobile and personal accident lines of business. In 2025, Fairfirst’s net premiums written were LKR 7,135.6 million (approximately US$24 million). At year-end, the company had shareholders’ equity of LKR 15,802.2 million (approximately US$51 million) and there were 787 employees.
Singapore Re, based in Singapore, underwrites general property and casualty reinsurance in the Asian region. In 2025, Singapore Re’s net premiums written were SGD 275.2 million (approximately US$211 million). At year-end, the company had shareholders’ equity of SGD 422.0 million (approximately US$328 million) and there were 87 employees.
Fairfax Central and Eastern Europe
Colonnade Insurance, based in Luxembourg, writes general insurance through its branches in the Czech Republic, Hungary, Slovakia, Bulgaria, Poland and Romania and through its Ukrainian insurance company. In 2025, Colonnade Insurance’s net premiums written were US$302.6 million. At year-end, the company had shareholders’ equity of US$301.1 million and there were 741 employees.
Polish Re, based in Warsaw, writes reinsurance in the Central and Eastern European regions. In 2025, Polish Re’s net premiums written were PLN 835.7 million (approximately US$223 million). At year-end, the company had shareholders’ equity of PLN 706.8 million (approximately US$197 million) and there were 57 employees.
Fairfax Ukraine, which comprises ARX Insurance and Universalna, primarily writes property and casualty insurance in Ukraine. In 2025, Fairfax Ukraine’s net premiums written were UAH 8,683.0 million (approximately US$208 million). At year-end, the company had shareholders’ equity of UAH 4,809.2 million (approximately US$114 million) and there were 1,221 employees.
Fairfax Latin America
Fairfax Brasil, based in São Paulo, writes general insurance in Brazil. In 2025, Fairfax Brasil’s net premiums written were BRL 769.2 million (approximately US$138 million). At year-end, the company had shareholders’ equity of BRL 579.6 million (approximately US$106 million) and there were 361 employees.
Fairfax Latam, based in Miami, writes property and casualty insurance through its operating companies in Chile, Colombia, Argentina and Uruguay. In 2025, Fairfax Latam’s net premiums written were US$364.7 million. At year-end, the company had shareholders’ equity of US$301.9 million and there were 1,236 employees.
Life Insurance and Run-off
Eurolife, based in Greece, writes primarily life insurance in Greece and Romania. In 2025, Eurolife’s net premiums written were €184.7 million (approximately US$209 million). At year-end, the company had shareholders’ equity of €542.7 million (approximately US$637 million) and there were 222 employees.
RiverStone Group, based in Manchester, New Hampshire, manages run-off businesses and handles third party claims administration primarily in the U.S. under the RiverStone name. At year-end, RiverStone had shareholders’ equity of US$479.7 million and there were 394 employees.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Other
Fairfax India Holdings is a Toronto Stock Exchange-listed investment holding company whose objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in India and Indian businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, India. At year-end, the company had shareholders’ equity of US$1,688.9 million.
Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and run-off subsidiaries of Fairfax.
Notes:
(1)
All of the above companies are wholly owned except for 90.0%-owned Odyssey Group, 20.0%-owned Ki, 83.4%-owned Allied World, 97.1%-owned Gulf Insurance, 85.0%-owned Pacific Insurance, 99.8%-owned Falcon Thailand, 80.9%-owned AMAG Insurance, 80.0%-owned Eurolife and Eurolife General, and Fairfax India Holdings (95.2% voting control, 42.9%-owned).

(2)
The foregoing lists all of Fairfax’s operating subsidiaries (many of which operate through their own operating structure, primarily involving wholly-owned operating subsidiaries). The Fairfax corporate structure also includes a 47.7% interest in Thai Re (a Thai reinsurance and insurance company), a 15.0% interest in Alltrust Insurance (a Chinese property and casualty insurance company), a 35.0% interest in BIC Insurance (a Vietnamese property and casualty insurance company), a 49.0% interest in Digit (a digital insurance company in India), a 34.2% interest in Digit Life (a life insurance company in India), a 33.0% interest in Albingia (a French specialty property and casualty insurance company) and a 7.1% interest in Africa Re as well as investments in a number of non-insurance-related companies. The other companies in the Fairfax corporate structure, which include a number of intermediate holding companies, have no insurance, reinsurance, run-off or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To our Shareholders,
We celebrated our fortieth anniversary since we began in 1985 by having the best year in our history (again) as our net income increased to a record $4.8 billion.1 We first mentioned that our company was transformed in 2022 and in the last four years gross premiums are up 40%, underwriting profit is up 127%, interest and dividend income is up 302% and book value per share is up 100%! In 2025, book value increased by 21% (adjusted for our $15 dividend) to $1,260 per share and our stock price increased by 31% to Cdn$2,616 per share. The drivers included record underwriting profit of  $1.8 billion, record interest and dividend income of  $2.6 billion, and net gains on investments of  $3.2 billion.
Since we began in 1985 our book value per share has compounded by 18.7% per year (including dividends), while our common stock price has compounded by 19.5% (including dividends) annually. As I have mentioned many times before, our success throughout our history and again in 2025 has come under a decentralized structure (which will never change!) with outstanding management executing a disciplined approach to underwriting, combined with a long-term value-oriented investment philosophy.
We took time last year to discuss the importance of our decentralized philosophy and why we are so fervently attached to it. Please read this section in last year’s annual report again because our decentralized approach and empowerment of our leaders is key to our success.
The table below shows our growth since 2017, after we purchased Allied World. We have benefited greatly from a hard market that began in 2019 but is now beginning to soften.
	Gross Premiums Written			Average Combined Ratio
	2017	2025	% Change
	($ billions)
Northbridge	1.2	2.4	103%	91%
Crum & Forster	2.1	6.2	191%	96%
Odyssey Group	2.7	6.3	131%	94%
Allied World	3.1	7.4	138%	92%
Brit / Ki	2.0	3.9	90%	97%
Total	13.8	33.3	141%	95%
We have increased our premiums since 2017 by almost 150% or $20 billion, of which $17 billion was organic growth. (The rest is primarily from the consolidation of Gulf Insurance.) That organic growth was obtained for free, i.e. we did not have to pay billions in acquiring a company!
We paid $4.2 billion for Allied World in 2017. Since then, under Lou Iglesias’s outstanding leadership, they have earned $4.8 billion, more than covering our purchase price. As you may remember, we bought Odyssey in 1996 (the old Skandia). Then we purchased TIG, Sphere Drake and CTR Paris for a total investment of  $1.2 billion. Odyssey have earned $9.8 billion, making it perhaps our most successful acquisition – all led by Andy Barnard and Brian Young. Some of you may have thought that TIG was a very poor acquisition in 2002, but Andy made all these pieces fit together and each played a valuable role in their combined success! Together they gave us a big footprint in the U.S., a global presence and a vital diversification into reinsurance.
	2017	2018	2019	2020	2021	2022	2023	2024	2025
	($ billions)
Underwriting profit (loss)	(0.6)	0.3	0.4	0.3	0.8	1.1	1.5	1.8	1.8
Catastrophe losses	1.3	0.8	0.5	0.6	1.1	1.3	0.9	1.1	1.2
Reserve redundancy	0.5	0.8	0.5	0.5	0.4	0.2	0.3	0.6	0.8
1
Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $millions except as otherwise indicated. Some numbers may not add due to rounding. Certain of the performance measures and ratios in this letter do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. See the Glossary of Non-GAAP and Other Financial Measures in the MD&A (MD&A Glossary) and the Appendix to Chairman’s Letter to Shareholders (Appendix) for details.

We had record underwriting profits despite catastrophe losses of  $1.2 billion in 2025 – mainly from the California wildfires in the first quarter of 2025. Fairfax has been hit by average catastrophe losses of over $1 billion annually over the last five years, yet we have still made excellent underwriting profits each year. Ours is a risk business and catastrophes are inevitable, but our size and scale allow us to absorb them! Our reserves are in great shape – we have had reserve redundancies each year over the past 19 years – for a total of  $6.9 billion.
	2017	2018	2019	2020	2021	2022	2023	2024	2025
	($ billions)
Interest and dividend income	0.6	0.8	0.9	0.8	0.6	1.0	1.9	2.5	2.6
Share of profit (loss) of associates	0.2	0.2	0.2	(0.1)	0.4	1.0	1.0	1.0	0.8
Total investment portfolio	39.3	38.8	39.0	43.2	53.0	55.5	64.8	67.4	74.9
Our interest and dividend income increased modestly in 2025 to record levels of  $2.6 billion. As always, we do not reach for yield – our fixed income portfolio is mainly government bonds (i.e. treasuries) and most carry a term to maturity of 3 – 4 years.
Our share of profit from associates (a category of holding where Fairfax has an influential but not controlling stake – typically 20-50%) was $816 million in 2025, driven by strong earnings at Eurobank and Poseidon. Share of profits of associates, however, no longer includes profit from Peak (now consolidated) and Sigma (sold last year). Those two holdings contributed $91 million to associate profit in 2024.
Our total investment portfolio has increased significantly in 2025 to $74.9 billion from $67.4 billion last year and $43.2 billion in 2020! That growth bodes well for interest and dividend income in the future.
Our operating income (underwriting income, interest and dividend income, plus our share of profits of associates) was a little below 2024, mainly because of lower profit of associates, as explained above.
	2017	2018	2019	2020	2021	2022	2023	2024	2025
	($ billions)
Re/insurance adjusted operating income (loss)	(0.2)	1.0	1.1	0.9	1.6	2.6	3.9	4.8	4.6
As we have said in past years, it is likely (not guaranteed, please note), that we can maintain this operating income for the next four years. This has been magnified by the significant decrease in our shares outstanding from stock buybacks as shown below. We bought back and cancelled 1 million shares in 2025. Offset by the reissuance of 0.2 million treasury shares, the net decrease in shares outstanding was 0.8 million shares. The decline from 2017 to the end of 2025 is 24.8% or 6.9 million shares.
	2017	2018	2019	2020	2021	2022	2023	2024	2025
Shares outstanding	27.8	27.2	26.8	26.2	23.9	23.3	23.0	21.7	20.9
The table below shows the key metrics for Fairfax on a per share basis:
	2017	2025	% Change
Per Share	($)
Gross premiums	499	1,596	220%
Float	826	1,956	137%
Investment portfolio	1,415	3,589	154%
Common shareholders’ equity	450	1,260	180%
Re/insurance adjusted operating income (loss)	(8)	222
We can see sustaining our consolidated operating income for the next four years at $5 billion (again, no guarantees) consisting of underwriting profit of  $1.5 billion or more, interest and dividends of  $2.5 billion and income from associates and non-insurance consolidated income of  $1 billion. That would represent about $150 per share after taxes, interest expense, corporate overhead and other costs. These figures are all, of course, before fluctuations in realized and unrealized gains and losses in stocks and bonds! Lately, our earnings are less lumpy than they used to be, but investment gains and losses remain lumpy by nature.

FAIRFAX FINANCIAL HOLDINGS LIMITED

On a per-share basis, our shareholders’ equity or book value per share has increased 180% from 2017 to 2025 and the operating income of our insurance and reinsurance operations (before fluctuations in stock and bond prices) increased from a loss of  $8 per share to a gain of  $222 per share. To be clear, we expect to make significant profits from our common stock positions – but we don’t know when! Remember, we have $20.5 billion in common stock investments on which we expect to realize significant profits over time. Since inception, we have recorded approximately $22 billion in total gains: $13.6 billion in common stock gains, $5.0 billion in bonds, $2.1 billion in CDS and the rest on non-consolidated insurance operations including ICICI Lombard and Digit Insurance, foreign exchange and others. As I have mentioned before, our operating income will give us a lot of stability going forward and realized gains on common stocks, bonds and other investments will be significant over the long term.
We continue to encourage all our employees to be shareholders of Fairfax. We think it will be a great investment for them over the long term and great for the company to have our employees as shareholders in the company. As part of that initiative, close to 10 years ago we decided to have a general principle that our annual bonuses to senior executives across the company would be awarded 50% in cash and 50% in Fairfax shares that vest in five years. As these bonus shares are awarded, the company buys the shares in the market (which comes out of shares outstanding) and they are recorded as treasury shares, as shown in the table below. As the shares are vested and or exercised, the shares are then reissued and come out of treasury shares and back into shares outstanding. You can see over the years our treasury shares have increased from 0.6 million to 1.8 million today. We think this is fantastic and hope they continue to grow over time.
You will notice that the treasury shares acquired have remained relatively consistent over the last five-year period, especially when compared to our increased employee numbers. Our total compensation, including benefits, paid to our employees worldwide was $2.9 billion in 2025, of which $189 million was awarded in Fairfax shares. As I have said in the past, we would love to have all our employees as owners of Fairfax. Of course, no new shares are issued for these plans. They are all bought in the market.
	Treasury Shares	Acquired in the Year	Reissued in the Year
	(in millions)
2015	0.6
2016	0.7	(0.1)	0.0
2017	0.9	(0.3)	0.0
2018	1.2	(0.4)	0.1
2019	1.4	(0.2)	0.1
2020	1.7	(0.5)	0.1
2021	1.9	(0.3)	0.1
2022	2.0	(0.3)	0.1
2023	2.0	(0.1)	0.2
2024	2.0	(0.2)	0.2
2025	1.8	(0.1)	0.3
Fairfax also has an Employee Stock Ownership Plan that is available to essentially every employee in the company. The plan offers each employee the opportunity to take up to 10% of their salary annually in Fairfax shares. The company will automatically match 30% and then if certain targets are met (primarily underwriting profit), the company matches an additional 20%. The participation rates differ by company but generally for our large companies, we have a participation rate of approximately 60% and it has been increasing over time. (More on this plan in the Miscellaneous section at the end of the letter.)

Here is how our insurance companies performed in 2025 (on an undiscounted basis):
	Underwriting Profit (Loss)	Combined Ratio	Catastrophe Losses	Combined Ratio Excluding Catastrophe Losses	Change in Gross Premiums 2025 vs 2024
Northbridge	238	89%	1%	88%	(5)%
Crum & Forster	236	95%	1%	94%	9%
Zenith	(15)	102%	0%	102%	7%
Odyssey Group	375	94%	11%	83%	1%
Allied World	546	89%	6%	84%	3%
Brit	184	93%	7%	85%	4%
Ki	33	96%	4%	92%	4%
International Re/Insurers (excl. Gulf)	166	94%	1%	93%	8%
Gulf Insurance	53	96%	0%	96%	(15)%
Consolidated	1,817	93%	5%	88%	2%
Of our major insurance companies, Zenith is the only one that had a combined ratio above 100% because of the poor pricing environment in the workers’ compensation market. These conditions are why Zenith has not been growing premiums – which is exactly how we expect them to respond!

FAIRFAX FINANCIAL HOLDINGS LIMITED

For a few years now, I have highlighted the experienced team we have leading our insurance companies and holding company. This is a huge plus for us. I might not repeat this table every year but wanted to highlight it again this year.
Company	President	Years with Fairfax	Years with the Company
Northbridge	Silvy Wright	32	32
Odyssey Group	Carl Overy	25	25
Crum & Forster	Marc Adee	26	26
Zenith	Davidson Pattiz	16	20
Brit	Martin Thompson	5	4
Ki	Mark Allan	11	16
Allied World	Lou Iglesias	9	14
Gulf Insurance Group	Khaled Saoud al Hasan	16	48
GIG Gulf	Paul Adamson	5	25
Falcon (Hong Kong)	Jeff Sung	3	3
Falcon (Thailand)	Sopa Kanjanarintr	18	18
Pacific (Malaysia)	Gobi Athappan	25	15
AMAG (Indonesia)	Pakaj Oberoi	9	9
Fairfirst (Sri Lanka)	Ravi Wickneswaran	11	13
Singapore Re	Phillippe Mallier	29	5
Bryte (South Africa)	JP Blignaut	9	13
Colonnade (CEE)	Peter Csakvari	11	11
Polish Re	Jacek Kugacz	17	30
ARX Insurance (Ukraine)	Andrey Peretyazhko	6	20
Universalna (Ukraine)	Oleksiy Muzychko	6	17
Fairfax Brasil	Bruno Camargo	16	16
Southbridge Colombia	Marta Lucia Pava	9	19
Southbridge Chile	Fabiana de Nicolo	9	11
Southbridge Uruguay	Marcelo Lena	9	26
La Meridional (Argentina)	Federico Guthmann	9	18
Eurolife (Greece)	Vassilis Nikiforakis	9	18
RiverStone	Bob Sampson	29	29

Fairfax Insurance Group	Andy Barnard	30
Fairfax Insurance Group	Brian Young	30
Fairfax Asia	Gobi Athappan	25
Fairfax Latam	Fabricio Campos	9
Fairfax International	Bijan Khosrowshahi	16

	Title	Years with Fairfax
Fairfax Officers*
Jennifer Allen	VP & Chief Business Officer	20
Bryan Bailey	VP, Tax	9
Derek Bulas	VP, Chief Legal Officer & Corporate Secretary	14
Peter Clarke	President & Chief Operating Officer	28
Jean Cloutier	VP & Chairman International	32
Olivier Quesnel	VP & Chief Actuary	19
Thomas Rowe	VP, Corporate Affairs	10
Amy Sherk	VP & Chief Financial Officer	22
John Varnell	VP, Corporate Development	39
Michael Wallace	VP, Insurance Operations	6
Fairfax Investment Committee*
Brian Bradstreet	Sr. Managing Director, Fixed Income	39
Wade Burton	President & Chief Investment Officer	18
Lawrence Chin	Chief Operating Officer	10
Peter Clarke	President & Chief Operating Officer – Fairfax	28
Roger Lace	Chairman	40
Quinn McLean	Sr. Managing Director, Middle East & Africa	15
Chandran Ratnaswami	Sr. Managing Director, Asia	32
Kleven Sava	Managing Director, Fixed Income	18

*
All members of the Fairfax Executive Committee

Last year we announced a number of successions at our insurance and reinsurance operations, all of which were internal. We are very happy to report that all have gone seamlessly without any of the companies missing a beat. Late in 2025 we announced Alex Sarrigeorgiou, who has done an outstanding job leading Eurolife since we acquired them in 2016, will move to Chairman of Eurolife (general insurance) and Chairman of our new Cyprus insurance operations. Vassilis Nikiforakis, CFO of Eurolife, will become Managing Director and CEO of the general insurance business. Vassilis has been with Eurolife for 18 years and is another great example of the internal transitions that we like within the organization.
Also late in 2025, Mr. Khaled Saoud Al Hasan retired as Group CEO of Gulf Insurance, marking the conclusion of nearly five decades of dedicated service that transformed Gulf Insurance into one of the largest and most successful insurance companies across the Middle East. While retiring from his executive role, he will continue as Vice Chairman of the Group. Bijan Khosrowshahi will assume some of the CEO responsibilities during a transition period in his role as Chairman.
Brian Young had a very successful first year as President of Fairfax Insurance Group, working closely with Andy. He has made significant contributions throughout our operations, especially on the international side. Peter and I are very excited about the positive and increasing impact Brian will have on our insurance company fortunes in the coming years.
As we mentioned last year, we were in the process of a transition of our Chief Financial Officer at the holding company from Jennifer Allen to Amy Sherk. The transition was seamless and Amy has done a fantastic job in her first year. Jenn worked closely with Amy over the past year to ensure the transition was smooth, and now we are benefiting greatly from Jenn’s vast experience as she works with Peter and the other executives at Fairfax in her new role as Chief Business Officer.
We were pleased to announce that Mr. Amitabh Kant has joined us as a senior advisor. Amitabh Kant has enjoyed a distinguished career spanning over four decades in public service and has a proven track record of driving transformative initiatives across India. As his experience shows, Amitabh has outstanding experience in many of the key areas that India intends to grow significantly in coming years, but what we especially value is his high integrity and alignment with the values of Fairfax.
We are pleased to report that late in 2025, Hafize Gaye Erkan joined Fairfax as President of Banking and Insurtech. She has a wealth of knowledge of the banking sector through senior positions at Goldman Sachs & Co, Co-CEO

FAIRFAX FINANCIAL HOLDINGS LIMITED

and President of First Republic Bank and most recently as Governor of the Central Bank of Turkey. Hafize will initially provide oversight to our banking operations and assist with developing opportunities in the Insurtech space. A big welcome to Hafize.
In October 2025, we agreed to sell our 80% ownership in Eurolife’s life insurance business to Eurobank for €813 million. Eurobank will wholly-own the life insurance business, while Fairfax will maintain its 80% interest in the property and casualty insurance business operated by Eurolife. As part of the transaction, we will acquire from Eurobank a 45% stake in ERB Asfalistiki, a property and casualty insurance business in Cyprus owned by Eurobank, for €59 million. We will have the right to acquire the remaining 55% in the next few years. We are very pleased to be able to maintain the focus of our insurance operations on property and casualty insurance as well as reinsurance, while still benefiting from the continued success of Eurolife’s life insurance business through our stake in Eurobank. This business has done incredibly well under the leadership of Alex Sarrigeorgiou, and we expect that it will continue to perform very well under the ownership of Eurobank and its leader, Fokion Karavias. The sale is expected to close in the second quarter of 2026.
Now in its second year as a public company, Digit Insurance continues to excel under the leadership of Kamesh Goyal. Digit Insurance finished 2025 with $1.3 billion of premium, 5,000 employees and had $113 million in earnings. With the success of Digit Insurance, we have partnered with Kamesh again in India on Digit Life Insurance and a reinsurance company called Valueattics Re. We have invested $80 million for a 34% interest in Digit Life and $16 million for a 65% interest in Valueattics. It is still early days, but Digit Life wrote $185 million of premium in only its second year and Valueattics wrote $20 million of premium in just its first six months.
The rating agencies continue to recognize our strong financial results, the size and scale of our decentralized insurance operations and our solid financial position. Standard & Poor’s upgraded the financial strength ratings for our core insurance operations to AA- and our debt ratings to A-. AM Best increased our financial strength ratings to A+ for Northbridge, Crum & Forster and Allied World (Odyssey was already rated A+). Fitch upgraded our debt ratings to BBB+, and Moody’s and DBRS put our ratings on positive outlook. This is the first time we have had “AA” financial strength and “A” debt rating levels in our history from Standard and Poor’s. We look to continue to strengthen our ratings in the future.
In 2025, we completed four bond offerings. In May we completed a $500 million 10-year bond issue and a $400 million 30-year bond issue with coupons of 5.75% and 6.5%, respectively. In August we completed a Cdn$400 million 10-year bond issue and a Cdn$300 million 30-year bond issue with coupons of 4.45% and 5.1%, respectively. With the proceeds we redeemed $524 million of preferred shares and augmented holding company cash.
Last year we announced that in remembrance of Mr. Athappan, one of the world’s best underwriters, we were instituting a cup to be awarded to one company each year for underwriting excellence. In 2024 that award was presented to Silvy Wright and Northbridge. Despite significant catastrophe losses in Canada, Northbridge posted a stellar combined ratio of 89.3%, strong reserving and writing Cdn$3.5 billion of premium while providing excellent customer service to its customers. This year we will announce the 2025 winner at our annual meeting – we are very pleased to say there are many strong candidates!
Last year we also announced an award in honour of Rick Salsberg which will be given each year to an individual who best represents our culture. We were very pleased to announce the inaugural winner of that award was Bijan Khosrowshahi. Bijan joined us in 2009, even though we did not have a job for him. Today, he oversees many of our international operations, including Gulf Insurance, Colonnade and Fairfax Latin America. Bijan represents our culture very well – he is smart, hardworking, and treats everyone in our fair and friendly way. This year’s award winner will also be announced at our annual general meeting.
Also, in honour of Rick Salsberg, we announced last year we would help fund a Memorial Leadership Lecture series in Rick’s name at the University of Toronto Faculty of Law. We are happy to say the inaugural lecture was held on January 12th, 2026, in front of a packed house. It involved a panel of established leaders from many different backgrounds discussing thoughtful and principled leadership.
As we have often said, our people are our greatest asset, and their health and wellbeing remain our top priority. It has now been almost a year since we lost Vinodh Loganadhan, and we continue to honour his memory by strengthening our focus on the heart health of our employees and their families. This commitment has already helped save or extend the lives of many across our organization. Our people give so much to us, and supporting their health is the least we can do for them. We are encouraged by recent advancements in coronary imaging and have begun exploring ways to offer and promote new AI-based technology to our employees and their families in the years ahead.

As we have said in previous years, we continue to manage our insurance operations on an undiscounted basis, but under IFRS 17, the discounting and change in risk adjustment resulted in a pre-tax loss to earnings of  $424 million, this year compared to a $168 million gain last year. This was offset by gains on bonds of  $385 million this year and a loss of  $731 million last year. More on this in our MD&A.
In 2017 we purchased an 81% interest in Sigma Companies International for $41 million. Led by Victor Pais, Sigma is a manufacturer and supplier of products used in water, stormwater and drainage infrastructure. Victor and team did an outstanding job navigating some turbulent times while at the same time building a great company. Early in 2025, Victor sold the company, with our interest being $284 million cash and a 16% ownership in the acquiring company worth $43 million for a 31% annual compound return. We wish Victor and the team all the best in the future.
On November 4, 2025, we announced that Bill McMorrow and his management team will take Kennedy Wilson private with the help of Fairfax. We have invested with Bill since 2010 and have done exceptionally well over that time period. So, when Bill suggested we take Kennedy Wilson private, we were very pleased to be his partner. On February 17, 2026, Kennedy Wilson announced that their special committee had accepted $10.90 per share from Bill and us, a 46% premium from the price of  $7.47 per share it traded at before the offer. Our initial offer was $10.25 per share and the shares never traded above that price since the offer. We expect this deal to close in the second quarter of 2026.
In December 2025, we were very pleased to acquire the MW Eat Ltd. restaurant group, which comprises some of the United Kingdom’s finest and most celebrated Indian restaurants, including Chutney Mary, Amaya, Veeraswamy, and Masala Zone. This restaurant group was founded and has been carefully led and managed by Namita Panjabi, Camellia Panjabi, and Ranjit Mathrani for 35 years. Veeraswamy will be celebrating its 100th anniversary in March 2026. The continuing operations of MW Eat will be run by Piero Sardano, reporting into Frank Hennessey and his team at Recipe, with continued advice and guidance from Ranjit, Namita, Camellia. We think that many of the brands within the group could be very successful in other places around the world.
We have always focused on the long term. This became even clearer to us with our investment in Eurobank. We first purchased Eurobank in April 2014 at €31.00 per share. We then participated in a Eurobank capital raise in November 2015 at €1.00 (Yes €1.00!) Finally, in May 2019, Grivalia Properties (we owned 53%) merged with Eurobank for shares at €0.38 per share.
Our all-in cost for the 1.3 billion shares in Eurobank that we owned was €0.94 per share or a total of €1.2 billion (US$1.5 billion). Net cash invested of €1.2 billion was reduced to €1.1 billion at December 31, 2020 by dividend payments of €82 million prior to 2020.
The table below shows you our cumulative return for the last six years:
		Fairfax’s Investment (€bn)
	Eurobank Share Price	Net Cash Invested(1)	Market Value	Total Return	Annualized Return (%)
Dec 31, 2020	€0.58	1.1	0.7	(0.4)	-7%
2021	€0.89	1.1	1.1	0.0	1%
2022	€1.06	1.1	1.3	0.3	3%
2023	€1.61	1.1	2.0	1.0	7%
2024	€2.23	1.0	2.8	1.9	11%
2025	€3.43	0.6	4.0	3.5	14%
Feb 27, 2026	€3.92	0.5	4.6	4.0	15%

(1)
Net cash invested represents Fairfax’s total cash outlay less cumulative distributions and sale proceeds

Eurobank began paying dividends and buying back its shares in 2024 and 2025 (returning about 50% of earnings to shareholders). As we are restricted to 33% of the shares, our net cash invested (net cost) in Eurobank shares has dropped from €1.1 billion to €0.5 billion while the market value of our investment has gone up from €0.7 billion in 2020 to €4.6 billion (US$5.4 billion) today for an unrealized gain of  $4.6 billion (on cost) and a 15% compounded annual return from inception in 2014. As the table shows, our annualized return since inception went from -7% in 2020 to 15% today as the Eurobank stock price increased. The long term is where it’s at and patience quite often (not always, remember BlackBerry!) is a virtue! Eurobank is by far the best investment we have had in our 40 years!

FAIRFAX FINANCIAL HOLDINGS LIMITED

After 40 years, here’s what our insurance business looks like worldwide:
Fairfax Worldwide Insurance Operations as at December 31, 2025
			Gross Premiums Written
	Ownership	Country		% of Total	Combined Ratio	Investment Portfolio
Northbridge	100%	Canada	2,398	7%	89%	5,318
Crum & Forster	100%	United States	6,160	19%	95%	9,748
Zenith	100%	United States	777	2%	102%	1,760
North American Insurers			9,335	28%	94%	16,826
Odyssey Group	90%	United States	6,283	19%	94%	18,034
Allied World	83%	Bermuda	7,383	22%	89%	15,696
Brit	100%	United Kingdom	3,073	9%	93%	6,817
Ki	20%	United Kingdom	828	2%	96%	1,683
Global Insurers and Reinsurers			17,567	53%	92%	42,229
Falcon	100%	Hong Kong	126	0%	94%	330
Falcon	100%	Thailand	110	0%	99%	61
Pacific	85%	Malaysia	243	1%	98%	247
AMAG	81%	Indonesia	174	1%	95%	191
Fairfirst	100%	Sri Lanka	41	0%	115%	54
Singapore Re	100%	Singapore	388	1%	77%	591
Valueattics Re	65%	India	14	0%	167%	25
Asian Insurers and Reinsurers			1,096	3%	90%	1,500
Fairfax Brasil	100%	Brazil	294	1%	94%	257
Southbridge Colombia	100%	Colombia	325	1%	97%	250
Southbridge Chile	100%	Chile	316	1%	90%	189
Southbridge Uruguay	100%	Uruguay	27	0%	99%	23
La Meridional	100%	Argentina	269	1%	95%	116
South American Insurers			1,231	4%	95%	835
Bryte	100%	South Africa	490	1%	92%	487
Colonnade	100%	Luxembourg	392	1%	92%	608
Polish Re	100%	Poland	235	1%	95%	354
Fairfax Ukraine	100%	Ukraine	222	1%	95%	166
Eurolife General	80%	Greece	119	0%	101%	289
Gulf Insurance	97%	Kuwait	2,325	7%	96%	2,531
Group Re	100%	Barbados	272	1%	96%	1,369
Other International Insurers and Reinsurers			4,056	12%	95%	5,805
International Insurers and Reinsurers			6,383	19%	95%	8,140
Other(1)						7,665
Consolidated Insurers and Reinsurers			33,285	100%	93%	74,860
BIC(2)	35%	Vietnam	211		93%	297
Albingia(2)	33%	France	400		81%	864
Digit	49%(3)	India	1,278		106%	2,504
Non-consolidated Insurance Companies(4)			1,889		100%	3,665
Total			35,174		93%	78,525

(1)
Includes Life insurance, Run-off, holding company cash and investments, and other investments in associates

(2)
BIC and Albingia (Fairfax acquired its stake on May 13, 2025) are as at and for the twelve months ended September 30 and December 31, 2025, respectively

(3)
58% upon conversion of securities, once regulatory approval is received

(4)
Based on 100% level

As the table shows, including our non-consolidated insurance companies, we have $35 billion in gross premiums with an investment portfolio of  $79 billion. Our size now ranks us in the top 20 property and casualty companies globally. We have built one of the premier insurance businesses in the world  –  fully decentralized and run by our Presidents. As we have said before, we will forego the cost synergies that might have come from centralization in exchange for highly-empowered entrepreneurial companies that are nimble, team-oriented and provide outstanding service to our customers all over the world. All of this is achieved within our unique fair and friendly culture. We prioritize our people over short-term cost savings at Fairfax! In fact, we hope we never have to lay off 5-10% of our staff as many businesses commonly do these days. We consider Fairfax to be one big family, focused on long-term performance.
We have over 275 profit centres across our group. Each profit centre is focused on a unique set of customers, geographies or products that benefit from market leadership, product knowledge and the ability to provide excellent customer service. These profit centres facilitate transparency, enabling Andy Barnard, Brian Young and Peter Clarke to effectively monitor the insurance operations. Empowerment thrives at Fairfax. We are always working on making our companies more indispensable to our customers.
Of the $33 billion of our consolidated gross premiums, North America continues to account for 69%. Brit and Ki at Lloyd’s accounts for 12% and the remaining 19% is widely dispersed in the Middle East (7%), Asia (3%), Latin America (4%) and other international locations (5%).
We continue to expect significant growth in our insurance operations in under-penetrated markets in countries outside North America and Europe.
Last year, I expressed again the hope that the war in Ukraine would have ended before writing this year’s shareholder letter. Unfortunately, that has not occurred. We remain hopeful for a resolution. The conflict, which began nearly four years ago, has resulted in devastating human consequences. Despite these extraordinarily difficult circumstances, our Ukrainian operations have continued to perform well. Throughout this period, our three Ukrainian Presidents – Andrey Peretyazhko, Oleksiy Muzychko, and Svyatoslav Yaroshevych – supported closely by Jean Cloutier of Fairfax and JD Dolan and his team assisting us on the ground in Ukraine, have demonstrated exceptional leadership, prioritizing the safety of our employees and their families while delivering strong operating results. Our thoughts and prayers remain with our employees, their families, and the people of Ukraine. We will continue to provide this additional support for as long as the conflict persists.
As we have mentioned many times in the last 40 years, the reason we like the property and casualty insurance business is because of the float it generates.
	Gross Premiums Written		Float
	$ billions	$ per Share	$ billions	$ per Share
1985	0.02	3	0.01	$ 2 1∕2
1990	0.1	15	0.2	30
1995	0.9	104	0.7	74
2000	3.7	284	5.9	449
2005	5.5	310	8.8	492
2010	5.4	263	13.1	641
2015	8.3	375	17.2	775
2020	19.0	725	24.3	927
2025	33.3	1,596	40.8	1,956
Annual growth
1985-2025	21%	17%	22%	18%
2020-2025	12%	17%	11%	16%
In the last five years, our float has increased 11% per year while float per share has compounded by 16% per year. At $40.8 billion, this is a long-term advantage for us.
Since 2021, we have shown the table below of our largest common stock holdings in each of three buckets: common stocks, which are marked to market; common stocks of associates, which are equity accounted; and common stocks, which are consolidated. The table shows you for each bucket as at December 31, 2025, including

FAIRFAX FINANCIAL HOLDINGS LIMITED

the shares we own and the per-share carrying values and market values of those shares. At year-end, the total market value of these common stock holdings exceeded their total carrying value by $3.1 billion or $151 per share ($2.5 billion from associates and $0.7 billion from consolidated companies). Please note, our private companies in our consolidated non-insurance companies (like Sleep Country, Grivalia, Peak, Recipe, Meadow) could be worth much more than the market value shown in the table below. As at February 27, 2026, the total market value exceeded the total year-end carrying value by approximately $3.7 billion. This is another reason why we think the intrinsic value of our shares far exceeds book value!
Common Stock Holdings as at December 31, 2025
	Shares	Ownership	Carrying Value per Share	Share Price	Carrying Value	Market Value	Unrealized gain (loss)
	(millions)		($)	($)		($ billions)
Common Stocks – Mark to Market
Metlen Energy	11.9	8%	51.85	51.85	0.6	0.6
Commercial International Bank	237.9	7%	2.14	2.14	0.5	0.5
Foran Mining	121.9	23%	3.65	3.65	0.4	0.4
Orla Mining(1)	31.8	9%	13.31	13.31	0.4	0.4
Under Armour	51.4	12%	4.94	4.94	0.3	0.3
Occidental Petroleum	5.5	1%	41.11	41.11	0.2	0.2
CVS Health	2.7	<1%	79.35	79.35	0.2	0.2
Cleveland Cliffs	14.9	3%	13.27	13.27	0.2	0.2
Altius Minerals	6.7	14%	29.64	29.64	0.2	0.2
Kennedy Wilson(2)	13.3	10%	9.67	9.67	0.1	0.1
Other					3.7	3.7
Common stocks					7.0	7.0
Limited partnerships					2.4	2.4
Total Mark to Market					9.3	9.3
Common Stocks – Equity Accounted (Associates)
Eurobank Ergasias	1,169.2	32%	2.33	4.02	2.7	4.7	2.0
Poseidon	132.0	45%	15.50	20.00	2.0	2.6	0.6
Exco Resources	22.9	49%	22.38	25.83	0.5	0.6	0.1
Waterous Energy Fund III	—	—	—	—	0.4	0.4	—
Kennedy Wilson partnerships	—	—	—	—	0.3	0.3	—
John Keells	4,524.2	26%	0.06	0.07	0.3	0.3	—
Quess	51.6	35%	3.68	2.29	0.2	0.1	(0.1)
Helios Fairfax Partners	37.3	36%	4.17	1.45	0.2	0.1	(0.1)
Other					0.8	0.8	—
Total Associates					7.4	9.9	2.5
Common Stocks – Consolidated
Fairfax India	57.6	43%	12.58	16.90	0.7	1.0	0.2
Recipe	49.4	100%	13.96	13.96	0.7	0.7	—
Sleep Country	—	100%	—	—	0.6	0.6	—
Grivalia Hospitality	339.4	84%	1.56	1.56	0.5	0.5	—
Peak Achievement	—	100%	—	—	0.5	0.5	—
Meadow Foods	—	95%	—	—	0.3	0.3	—
Thomas Cook India	300.3	64%	0.74	1.66	0.2	0.5	0.3
Dexterra Group	31.4	50%	3.34	8.40	0.1	0.3	0.2
Other					0.1	0.1	—
Total Consolidated					3.7	4.4	0.7
Total Common Stock Holdings					20.5	23.6	3.1

(1)
Excludes 44.1 million shares from convertible debentures and warrants

(2)
Excludes 25.4 million warrants

As the table shows, the consolidated investments include the following: Recipe, Fairfax India, Grivalia Hospitality, Thomas Cook India, Sleep Country, Peak Achievement, Meadow Foods and Dexterra Group. Our consolidated investments are significant, producing total revenue of  $8.5 billion and operating income of  $397 million in 2025. Recipe had operating income of  $123 million, Peak Achievement $103 million, Sleep Country $91 million, AGT $33 million, Thomas Cook $44 million and Fairfax India $82 million. Those were offset by losses at Boat Rocker $128 million, Grivalia $16 million and Farmers Edge $20 million. These consolidated investments are not included in our annual investment return shown below.
We discuss our investments in more detail in the section on investments. The long-term potential of our investments continues to be significant.
The table below shows the dollar and percentage contribution (expressed as a percentage of our average investment portfolio) of the various components of our investment return in 2025.
	2025		2024
Interest and dividends	2,574	3.6%	2,512	3.8%
Share of profit of associates	816	1.1%	956	1.4%
Net gains – common stocks	3,050	4.3%	1,859	2.8%
– bonds	385	0.5%	(731)	(1.1)%
– other	(156)	(0.2)%	(152)	(0.2)%
Total	6,670	9.3%	4,444	6.7%
Interest and dividend income from our total portfolio increased by 2.5% to $2.6 billion in 2025 due to the growing investment portfolio. Cash and short-term treasuries as a percentage of our fixed-income portfolio for the last five years is shown below, as well as the yield on our fixed-income portfolio.
	2025	2024	2023	2022	2021
	$ million
Interest and dividends	2,574	2,512	1,896	962	641
Yield on fixed income portfolio (including cash)	5.0%	5.2%	4.6%	2.2%	1.5%
Percentage of fixed income portfolio in cash and short-term treasuries	20%	19%	19%	32%	67%
As we mentioned in last year’s annual report, the increase in interest and dividend income happened because we did not reach for yield when interest rates were low in the 2019-2022 period. In fact, over half our fixed-income portfolio was in cash and short-dated treasuries, yielding almost no interest. Our interest and dividend income is now running at $2.6 billion annually and can be expected to be maintained at that level for the next four years. Profit of associates was $0.8 billion while gains on stocks and bonds added $3.3 billion in 2025. Please note the total return on our investment portfolio of 9.3% in 2025 was well above our 40-year average of 7.7% and closer to the average returns of our first 25 years!
Below is a table that shows successive five-year periods over our 40 years of operations, as well as compound growth in our book value per share (including dividends paid) together with the average combined ratio and the average total return on investments.
	Compound Growth in Book Value per Share	Average Combined Ratio	Average Total Return on Investments
1986-1990	57.7%	106.7%	10.4%
1991-1995	21.2%	104.2%	9.7%
1996-2000	30.7%	114.4%	8.8%
2001-2005	(0.9)%	105.4%	8.6%
2006-2010	24.0%	99.9%	11.0%
2011-2015	3.8%	96.9%	3.2%
2016-2020	5.6%	98.3%	3.4%
2021-2025	22.5%	93.6%	6.8%
1986-2025	18.7%	97.4%	7.7%

FAIRFAX FINANCIAL HOLDINGS LIMITED

As we have discussed previously, our growth in book value consists of two major variables – the combined ratio of our insurance companies and the total return on our investment portfolio. For each of the last four five-year time periods above, starting in 2006, our insurance companies have produced average combined ratios below 100%. In the last five years, our investment returns have turned upwards (still less than our average of 7.7% for the last 40 years), which has resulted in book value growing at 22.6% per year. We hope to grow book value at 15% per year in the future – not, of course, every year but over time!
India
In his first year of his third term Prime Minister Modi continued to advance large-scale infrastructure investment, manufacturing and supply-chain initiatives, and digital public infrastructure. Mr. Modi reinforced his momentum at the state level, securing important victories in Haryana, Maharashtra, and Delhi, underscoring the government’s continued electoral strength and Mr. Modi’s enduring political leadership early in his third term.
In their first year, Gopal Soundarajan (CEO) and Ben Watsa (Chairman) had an excellent year that was not reflected in Fairfax India’s stock price. Fairfax India book value in 2025 increased 9.4% while its stock price increased 8%. Fairfax India bought back 621,000 shares in 2025, a cumulative buyback since inception of 23.2 million shares or 15% of the shares issued since inception.
As I have mentioned in last year’s annual report, Fairfax India’s intrinsic value is much higher than book value mainly because of its 74% interest in Bangalore International Airport. Fairfax India intends to complete an IPO of Anchorage and we are still in the process of obtaining regulatory approvals. Most of Fairfax India’s investments are in outstanding companies with a history of strong financial performance, led by management who are not only excellent leaders but also adhere to the highest ethical standards.
In Gopal and Ben’s letter to shareholders, (a must read for all Fairfax and Fairfax India shareholders) they say:
“In our view, India remains a land of immense opportunity! The Indian economy remains highly resilient and will remain among the fastest-growing large economies for the foreseeable future.
The country’s large population of 1.4 billion drives its consumption-led economy, with per capita income crossing $2,800 in 2025. Household consumption (61% of GDP) is robust and represents the engine of growth. India’s demographic dividend is evident in its youthful population, with a median age of 29, and a growing middle class. India’s working-age population (aged 15-64) is projected to grow from 980 million in 2024 to around 1.1 billion in 2033, representing nearly 70% of the population. This will result in a significant rise in domestic consumption of goods and services, credit card usage, mortgage penetration, air travel, and financial savings (mutual fund holdings). An interesting pattern is developing in the diminishing gap between rural and urban consumption. In 2012, urban households spent 84% more than rural households; by 2024, that gap had narrowed to 70%. Rural spending on food, as a percentage of household spending, fell from 60% to 47% in the same period. This changing mix in discretionary spending is becoming apparent in affluent sections of Indian society, with increased demand for tourism and luxury products, with an emphasis on e-commerce as the medium to obtain such goods.”
The following table details key developments across economic, social and governmental policies and regulations since Mr. Modi got elected in 2014.

	FY2013-14	FY2023-24	FY2024-25
Economic
Gross domestic product (GDP)	$1.9 trillion	$3.5 trillion	$4.1 trillion
Nominal GDP per capita	$1,504	$2,539	$2,818
Market capitalization	$1.2 trillion	$4.4 trillion	$5.3 trillion
Gross Foreign direct investment	$36 billion	$71 billion	$81 billion
Foreign exchange reserves	$304 billion	$646 billion	$700 billion
Number of stocks with $1 billion market cap	166	522	600
Number of unicorns	8	118	125
Contribution to global GDP (adjusted for purchasing power parity)	6.0%	8.2%	8.7%
Social
People with bank accounts	150 million	500 million	561 million
Digital payments volume	2 billion	186 billion	228 billion
Tap water connections (rural households)	32 million (FY2018-19)	145 million	158 million
Internet subscribers	252 million	954 million	969 million
The Indian economy is now the fourth largest in the world, only behind the United States, China and Germany. By 2030 it is expected to be the third largest. In 2025, India’s GDP grew approximately 7.6%. As I have said before, it has the potential of growing at 10% annually, with less regulation and more divestment of government-owned companies.
The table above shows you the transformation in India under Prime Minister Modi’s leadership. It is quite amazing! And it has only just begun!
The table below shows our investments in India and how they have performed up to December 31, 2025:
	Date of Initial Investment	Ownership	Cost	Fair Value at December 31, 2025	Annual Return
Fairfax’s investments
Digit	Feb-17	49.0%	101	2,039	41.5%
Fairfax India	Jan-15	42.9%	534	973	7.8%
Thomas Cook India	Aug-12	64.5%	278	497	12.8%(1)
Quess/Digitide/Bluspring	Dec-19	34.7%	348(2)	232	(4.4)%
Other			468	518	2.7%
			1,729	4,259	13.2%
Fairfax India’s investments
Bangalore International Airport	Mar-17	74.0%	1,158	2,187	11.0%
IIFL Finance	Dec-15	15.2%	101	438	20.1%
CSB Bank	Oct-18	40.0%	136	354	15.0%
IIFL Capital Services	Dec-15	27.2%	51	342	23.3%
Seven Islands	Mar-19	48.5%	84	162	16.9%
Sanmar Chemicals	Apr-16	39.3%	217	102	(13.4)%
Maxop	Nov-21	67.0%	51	95	17.8%
Global Aluminium	Oct-24	65.0%	83	91	7.9%
Jaynix	Feb-22	70.0%	33	66	23.7%
Fairchem Organics	Feb-16	55.3%	34	58	8.9%
NCML	Aug-15	91.0%	188	42	(14.3)%
5paisa	Dec-15	24.6%	17	29	7.8%
Other			34	29	1.6%
			2,187	3,995	10.4%

(1)
Includes dividends received ($16 million) and spinoff of Quess ($330 million)

(2)
Cost shown includes Quess’ market value on Dec 5, 2019, the date it was spun off from Thomas Cook India

FAIRFAX FINANCIAL HOLDINGS LIMITED

As shown in the table, Fairfax has invested $1.7 billion in India which is now valued at $4.3 billion (our investment portfolio is about $75 billion). This includes about $1 billion in Fairfax India, which manages about $4 billion of Indian investments – so our total managed investments in India is approximately $7.3 billion. While we have had some great winners like Digit, many private investments like BIAL are very undervalued. Returns will improve.
Thomas Cook India underwent a seamless leadership transition in 2025: Mahesh Iyer, the CEO of Thomas Cook India, who has been with Thomas Cook for 30 years, assumed responsibility for the group. As part of this transition, Thomas Cook is charting its path to higher profitability, with a clear focus on achieving a superior return on equity. We are pleased to report that its net revenue of  $259 million and pre-tax profit of  $46 million in 2025 grew by 5% and 9%, respectively, after accounting for a 5% currency depreciation. The year demonstrated the resilience and adaptability of its businesses across diverse market conditions. The travel services business continued its strong upward trajectory, with the B2B segment growing by 13% and the B2C by 9%, reinforcing its leadership and deep customer engagement across both institutional and retail channels. In financial services, overall performance remained steady despite geopolitical uncertainties and visa-related disruptions. Notably, the retail segment delivered robust 10% growth, led by exceptional momentum in education and steady progress in holidays, even as wholesale and prepaid card volumes were impacted by regulatory changes and external headwinds. Under Mahesh’s excellent leadership, we expect Thomas Cook to demonstrate discipline, agility and a commitment to long-term value creation.
Quess, spun off from Thomas Cook in 2019 at essentially a zero cost to us, is India’s largest domestic private-sector employer, with a workforce exceeding 483,000. When founder Ajit Isaac joined, the company had just over 60,000 employees. Today, Quess has evolved into the country’s leading integrated business services provider, with a strong pan-India presence and a growing footprint across North America, APAC, and the Middle East. Serving over 3,300 clients globally, Quess continues to drive exceptional growth in its Core business. As it announced in February 2024, Quess demerged two entities – Bluspring Enterprises Limited and Digitide Solutions Limited, which began trading as independently listed companies on June 11, 2025. Post demerger, Quess becomes a pure-play market leader in its core workforce management business. Bluspring becomes one of the largest infrastructure services enterprises in India and Digitide will focus on scaling its technology services and business process services. For the core Quess business, revenue from operations declined 3% to $1.7 billion in 2025 and EBITDA grew by 11% to $33 million. For Bluspring revenues grew by 9% to $370 million in 2025, while EBITDA declined to $13 million due to investments in strengthening the leadership team. Revenues for Digitide businesses grew by 3% from to $345 million in 2025 while EBITDA declined to $39 million due to investments in new corporate structure, strengthening sales teams and softness in the business from banks and financial institutions. Quess, Bluspring and Digitide business models benefit from strong economic growth in India.
Under the outstanding leadership of Vikram Lalvani, Sterling Holiday Resorts, a subsidiary of Thomas Cook, continued its transformation into one of India’s most respected leisure hospitality brands. It strengthened both scale and reputation reaching 75 resorts, 61 destinations and more than 3,700 rooms. It sustained its exceptional growth momentum by adding 16 new properties during the year - its second consecutive year of opening more than one resort per month - demonstrating a disciplined, repeatable, and well-governed expansion capability. Consequently, it has enhanced its industry position, and is now ranked within the top 20 hospitality players in India. Operationally, Sterling continues to deliver strong and consistent financial results. Over the last four years, Sterling achieved a 13% revenue CAGR and an impressive 22% CAGR in profit before tax, driven by operating leverage and continuous margin enhancement. Cash balances expanded at a 55% CAGR, reaching $36 million, reflecting Sterling’s robust cash generation and disciplined capital management. In 2025, the core resort business delivered 10% revenue growth and 12% margin improvement. It closed the year at a 20% PBT margin, with revenues of  $61 million and PBT of  $12 million, despite a 5% depreciation in exchange rates. Importantly, Sterling achieved a debt-free position in 2024, which it successfully maintained through 2025.
Please see Fairfax’s charitable donations report on the good things happening with our initiatives with CMC Vellore (children’s hospital) and the ongoing donations of dialysis machines across India.

As we do each year, we show you our unconsolidated balance sheet so that you can better see where your money is invested.
	2025
Unconsolidated Balance Sheet(1)	($ billions)	($ per share)
Assets
Northbridge	2.5	119
Crum & Forster	3.4	161
Zenith	1.0	49
Odyssey Group	6.3	302
Allied World	5.6	268
Brit	2.4	115
Gulf Insurance	1.4	65
Other Re/Insurance	4.9	237
Re/Insurance operations	27.5	1,316
Fairfax India	0.7	35
Recipe	0.7	33
Sleep Country	0.6	29
Grivalia Hospitality	0.5	25
Peak Achievement	0.5	22
Meadow Foods	0.3	16
Thomas Cook India	0.2	11
Other Non-Insurance	0.2	10
Non-insurance Operations	3.7	181
Total consolidated operations	31.2	1,497
Holding company cash and investments	2.7	131
Investments in associates	2.0	93
Total assets	35.9	1,721
Liabilities
Accounts payable and other liabilities	0.5	25
Long term debt	8.9	425
	9.4	450
Shareholders’ equity
Common equity	26.3	1,260
Preferred stock	0.2	11
	26.5	1,271
Total liabilities and shareholders’ equity	35.9	1,721

(1)
Equity shown for the Insurance and Reinsurance Operations excludes minority interests, investments in other consolidated operations, investments at the holding company and intercompany debt.

The table above shows you our insurance companies, which are decentralized and separately capitalized. Our consolidated non-insurance companies are shown separately. The majority of the latter are held in our insurance companies’ investment portfolio and the rest in our holding company.
As you can see, we have $27.5 billion ($1,316 per share) invested in our insurance companies   –   up from $1,156 per share last year. And that is at book value   –   the intrinsic values are much higher in our view.

FAIRFAX FINANCIAL HOLDINGS LIMITED

For example, the table below shows you how Allied World has done since our purchase in 2017. Gross premiums, the investment portfolio and shareholders’ equity have doubled, while goodwill and intangibles have declined (due to amortizations) and the company had an underwriting profit of  $0.5 billion, and earned $1.2 billion in 2025 on our purchase price of  $4.2 billion. You don’t need to be a genius to see that Allied World is worth much more today than its book value of  $7.7 billion.
($ billions)	Gross Premiums Written	Investment Portfolio	Underwriting Income	Net Earnings	Shareholders’ Equity	Goodwill & Intangibles
2018*	3.4	7.9	0.04	0.03	3.6	1.6
2025	7.4	15.7	0.5	1.2	7.7	1.3

*
2018 was Allied World’s first full year under Fairfax ownership

Our consolidated non-insurance businesses (and your investment per share in them) are shown separately in the table on the previous page. They are significant and in our view worth more than the amount at which they are carried on our balance sheet. We expect each of these non-insurance operations to generate a 15% annual return or better over the long term. Please note our cash and investments of  $2.7 billion in our holding company is for protection from the unexpected. We also hold investments in associates and consolidated non-insurance operations at the holding company level.

In the past, we used book value per share as a first measure of intrinsic value. Those days are long gone! Our intrinsic value is way above our book value now!
	INTRINSIC VALUE	STOCK PRICE
	% Change in US$ Book Value per Share	% Change in Cdn$ Price per Share
1986	+180	+292
1987	+48	−3
1988	+31	+21
1989	+27	+25
1990	+41	−41
1991	+24	+93
1992	+1	+18
1993	+42	+145
1994	+18	+9
1995	+25	+46
1996	+63	+196
1997	+36	+10
1998	+30	+69
1999	+38	−55
2000	−5	−7
2001	−21	−28
2002	+7	−26
2003	+31	+87
2004	−1	−11
2005	−16	−17
2006	+9	+38
2007	+53	+24
2008	+21	+36
2009	+33	+5
2010	+2	—
2011	−3	+7
2012	+4	−18
2013	−10	+18
2014	+16	+44
2015	+2	+8
2016	−9	−1
2017	+22	+3
2018	−4	−10
2019	+12	+1
2020	−2	−29
2021	+33	+43
2022	+20	+29
2023	+23	+52
2024	+13	+64
2025	+19	+31
1985-2025 (compound annual growth)	+18.3	+18.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

This is how our stock price has done over the periods ending in 2025, compared to the TSX and S&P500 (all including dividends).
	Fairfax (CDN$)	TSX	S&P500
5 years	45.8%	16.1%	14.4%
10 years	17.1%	12.7%	14.8%
15 years	15.6%	9.1%	14.1%
20 years	17.1%	8.4%	11.0%
40 years since our inception	19.5%	9.0%	11.5%
The last five years made up for the drought we had in the five years before that!
The table below shows the cumulative stock returns for Fairfax (including dividends) for successive ending dates from 2020 to 2025. This shows clearly how sensitive returns are to year ending closing prices – beware the fallacy of ending dates!!
As at December 31:	Share Price Cdn$	Cumulative Return
2020	434	16.2%
2021	622	16.9%
2022	802	17.3%
2023	1,223	18.2%
2024	2,000	19.2%
2025	2,616	19.5%
When we began in 1985, there were 6,000 companies listed on the U.S. stock exchanges. In 2025, 40 years later, there were only approximately 600 still listed  –  the rest were taken over, went bankrupt, etc. Only 10% survived in their original form. If you then ask, how many thrived – i.e. had an annual compound growth in stock price (plus dividends) over 15% – you will find only about 60 or 1% made the grade. We were blessed to be ranked seventh with a compound growth rate of 19.5%. Our outstanding culture works over the long term!
In Canada, there are only four companies that have earned a compound annual return of over 15% over the last 40 years – and we rank second.
By the way, our net income after taxes of  $4.8 billion ranks tenth in Canada in 2025, mainly after the banks and large oil companies.
Insurance and Reinsurance Operations
	Combined Ratio			Change in Net Premiums Written
	2025	2024	2023	2025 vs 2024
Northbridge	89%	89%	91%	(5)%
Crum & Forster	95%	95%	98%	11%
Zenith	102%	99%	94%	9%
Odyssey Group	94%	91%	93%	1%
Allied World	89%	89%	89%	1%
Brit	93%	92%	92%	4%
Ki	96%	98%	92%	7%
International Re/Insurers	94%	95%	96%	13%
Gulf Insurance	96%	101%	—	(3)%
Consolidated	93%	93%	93%	4%
Allied World once again topped all of our companies with the sheer size of its underwriting profit at $546 million. Under Lou Iglesias’ direction since 2019, Allied World has generated close to $2.5 billion of underwriting gains. Each year has surpassed the previous in its contribution to the overall underwriting profit at Fairfax. And the company has more than doubled in size as measured by gross premium written. A big thank-you to Lou and the many consummate industry professionals that have made Allied World such a success story!
Odyssey Group had another very fine record under Carl Overy’s first year of stewardship. Its underwriting profit of  $375 million declined from $505 million in 2024, as catastrophe losses increased by over $200 million, principally due to the California wildfires. Nevertheless, all of Odyssey’s core operating groups were very profitable, and the company’s underwriting performance stretched its streak of consecutively profitable years to 14. An enviable record in an ever challenging industry!
Crum & Forster continued its upward trajectory in 2025. It has been the fastest growing among our larger companies. Marc Adee’s crew produced $236 million of underwriting profit in 2025 and a combined ratio of 94.8%. Notably, cumulative underwriting profit under Marc’s tenure has now surpassed $1 billion. Crum’s A&H and Seneca divisions continued to be outsized contributors. Crum & Forster had a record year on almost every front – premium, underwriting income, lowest general expense ratio and net income.
Northbridge once again displayed an exceptional performance, generating $238 million on a combined ratio of 88.7%. Year after year, Silvy Wright has kept her company among Canada’s elite in the commercial property and casualty market. Disciplined underwriting and strong reserving have been Northbridge hallmarks since she took over 15 years ago.
Brit had another strong year in 2025, with a combined ratio of 92.7% and underwriting profit of  $184 million. On an apples-to-apples basis, excluding Ki, Brit’s 2024 performance was a 92.2% combined ratio with underwriting profit of  $179 million. Martin Thompson and his team have done a fantastic job reconfiguring the Brit portfolio to withstand significant cat activity and yet produce rewarding underwriting results.
Ki, which became a separate reporting unit in 2025, continued its journey with an improved combined ratio of 95.7% versus 98.2% in 2024. The costs associated with separating Ki from Brit, which will disappear over the next several years, account for approximately 4 percentage points on the combined ratio. Mark Allan is building an algorithmic-driven underwriting business that holds great promise for the future.
Zenith successfully transitioned CEOs in 2025, with Davidson Pattiz now at the helm. Heavy rate competition over the past decade-plus finally pushed Zenith to a small underwriting loss last year with a 102% combined ratio and a $15 million loss. The workers’ compensation market has now begun to improve and Zenith ended the year on a favourable trajectory. Fingers crossed that 2026 will bring a return to underwriting profitability!
Gulf Insurance in the Middle East returned to underwriting profit in 2025, with a 96.5% combined ratio generating an underwriting gain of  $53 million. Its top line was affected by the non-continuance of a very large health program in Kuwait. Bijan Khosrowshahi has taken a larger role at Gulf Insurance (in addition to his many other responsibilities) working closely with Khaled and Paul Adamson.
Fairfax Asia in 2025 produced a 90.3% combined ratio, and $49 million of underwriting profit. Singapore Re, led by Phillipe Mallier, is responsible for $44 million of the collective Fairfax Asia result. Gobi Athappan and his team oversee our companies in Malaysia, Hong Kong, Indonesia, Sri Lanka and Thailand. Brian Young has taken a hand in advising Gobi and helping Fairfax Asia realize its potential in this rapidly developing area.
Among our international operations, one of the most outstanding results in 2025 came from Bryte in South Africa. With a combined ratio of 92.2% and underwriting profit of  $27 million, JP Blignaut’s second full year as CEO was historically profitable.
Colonnade improved markedly in 2025, dropping its combined ratio from 96.5% to 92.1%, and increasing its underwriting profit from $9 million to $23 million. Peter Csakvari, who has now been with us for 11 years, is one of the strong leaders we count on for our promising international future!
Likewise, Fairfax Latam under Fabricio Campos, came in with another rewarding year, posting a combined ratio of 94.6% and underwriting profit of  $20 million. La Meridional in Argentina deserves special mention. Under new CEO Federico Guthmann, it produced $6 million of underwriting profit, an outstanding result in a country that has historically been challenged economically.
Fairfax Brasil contributed $7 million in underwriting profit, off a combined ratio of 94.3%. Led by Bruno Camargo since 2015, Fairfax Brasil continues to refine its portfolio in a competitive Brazilian market.
Elsewhere, our two independent Ukrainian companies, ARX and Universalna, produced underwriting profits of $4 million and $5 million, respectively. And Polish Re, our regional reinsurer operating out of Warsaw, generated its best showing ever with an underwriting profit of  $12 million.

FAIRFAX FINANCIAL HOLDINGS LIMITED

All of our major insurance companies are well capitalized, even though we have grown significantly in the last eight years as shown in the table below (further details are provided in the MD&A).
	As at and for the Year Ended December 31, 2025
($ billions)	Net Premiums Written	Statutory Surplus	NPW/Stat Surplus
Northbridge	2.1	2.0	1.1x
Crum & Forster	4.7	3.2	1.5x
Zenith	0.8	0.7	1.2x
Odyssey Group	6.0	7.4	0.8x
Allied World	5.1	7.1	0.7x
Brit	2.5	2.7	0.9x
Ki	0.8	0.8	1.0x
International Re/Insurers	4.3	4.2	1.0x
The net premiums written and combined ratio of companies we have either owned since 2016 or acquired after that date are shown in the table below.
	2016 – 2025
	Cumulative Net Premiums Written	Average Combined Ratio
	($ billions)
Northbridge	16.6	92%
Crum & Forster	30.1	97%
Zenith	7.6	90%
Odyssey Group	43.0	94%
Allied World(1)	32.2	94%
Brit / Ki	22.5	98%
Total	151.9	95%

(1)
Allied World since acquisition on July 6, 2017.

The table below shows the average annual redundancies for the past 10 years (business written from 2015 onwards) for our companies which we have owned since 2015.
2015 – 2024
Average Annual Reserve Redundancies
Northbridge	8%
Crum & Forster	3%
Zenith	12%
Odyssey Group	5%
Brit	6%
Fairfax Asia	19%
As you can see in the table above, our reserves continue to develop favourably for each of our companies.
RiverStone, under the leadership of Bob Sampson, is doing an exceptional job handling our most challenging claims within our company. Their team continues to deal with challenging litigation trends in the United States but are fully focused on settling these large and complex claims. In 2025 RiverStone strengthened reserves by $299 million, primarily related to asbestos liabilities and other latent claims. RiverStone settled a number of volatile claims in the year, providing finality and good value. Our net run-off reserves are $1.3 billion, which represents 3% of our total net reserves. RS Services, which provides third-party claims management, grew revenues 6% to $22 million, with a small loss in the year driven by higher systems costs. RiverStone’s team, which runs off small third-party captive businesses, were also busy during the year, closing three deals. Past captive acquisitions continue to do well, with reserve releases of  $24 million in 2025.

We have updated the float table we show you each year for our insurance and reinsurance companies.
Year	Underwriting Profit	Average Float	Cost (Benefit) of Float	Average Long-Term Canada Treasury Bond Yield
1986	3	22	(11.6)%	9.6%
2015	705	12,744	(5.5)%	2.2%
2025	1,817	37,362	(4.9)%	3.6%
Weighted average last ten years			(3.2)%	2.6%
Fairfax weighted average positive financing differential last ten years:			5.8%
Float is essentially the sum of insurance contract liabilities and insurance contract payables, less reinsurance contract assets held and insurance contract receivables, on an undiscounted basis excluding risk adjustment. Our long-term goal is to increase the float at no cost, by achieving combined ratios consistently well below 100%. This, combined with our ability to invest the float well, is why we feel we can achieve our long-term objective of compounding book value per share by 15% per annum. This no-cost float is perhaps one of Fairfax’s biggest assets and will be a key reason for our success in the future. In 2025, our underwriting profit was a record $1.8 billion and our “cost of float” was a 4.9% benefit. In the past 15 years, the largest benefit we had was 5.5% in 2015, which corresponded to a combined ratio of 90% and an underwriting profit of  $705 million. We showed you earlier the growth in our float per share, which is another huge plus for Fairfax.
The table below shows you the breakdown of our year-end float for the past five years:
	Insurance and Reinsurance							Total Insurance and Reinsurance	Run-off	Total
Year	Northbridge	Crum & Forster	Zenith	Odyssey Group	Brit / Ki	Allied World	Other
	($ billions)
2021	2.5	3.4	1.1	6.8	3.6	6.9	1.6	25.9	1.9	27.8
2022	2.6	4.2	1.1	7.9	4.0	7.7	1.6	29.1	1.8	30.9
2023	2.9	5.0	1.1	8.9	4.1	8.4	3.1	33.4	1.7	35.1
2024	2.8	5.7	1.0	9.2	4.7	8.8	3.1	35.4	1.5	36.9
2025	3.1	6.2	1.1	10.4	5.3	9.5	3.7	39.3	1.5	40.8
Our float increased 11% in 2025 and 68% in the last five years as our insurance and reinsurance operations expanded significantly in the hard market. The float in runoff continued to decrease as claims are paid.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below shows the sources of our net earnings:
	2025	2024
Insurance and reinsurance operations:
Underwriting profit	1,817	1,791
Interest and dividends	2,242	2,225
Share of profit of associates	572	745
Operating income	4,630	4,761
Operating loss – life insurance and run-off	(191)	(143)
Operating income – non-insurance companies	397	241
Impact of discounting, risk adjustment and other	(568)	544
Net gains on investments	3,151	1,067
Interest expense	(822)	(649)
Corporate overhead and other expense	(157)	(183)
Pre-tax income	6,440	5,639
Income taxes and non-controlling interests	(1,668)	(1,764)
Net earnings	4,772	3,875
In 2025, we had both record underwriting profit and interest and dividend income, each up over record years in 2024. Our share of profit of associates was again very strong in 2025, but was lower than 2024, largely due to the fact Peak is now 100% owned and therefore no longer accounted for as an associate. (It is now included in the operating income of our consolidated non-insurance companies.) Also, Sigma was not included this year in associate income for most of the year as it was sold in the first quarter, and the gain on the sale of  $179 million was included in net gains on investments. All in, we had another very strong year of operating income from our insurance and reinsurance operations of  $4.6 billion. Net gains on investments of  $3.2 billion were one of the highest in our history – as we have always said you can only measure that over the long term. With that said, net gains have been a significant contributor to our net earnings over our 40-year history.
Financial Position
The following table shows our financial position at the end of 2025 and 2024. When we have a controlling interest in a company (for example, Recipe or Thomas Cook India), we are required to consolidate that company’s financial statements into our own financial statements even though we do not guarantee the debt – and quite often it is an investment in a public company.
Consequently, this table excludes the debt of our consolidated non-insurance companies:
	2025	2024
Holding company cash and investments (net of derivative obligations)	2,717*	2,502*
Borrowings – holding company	8,848	7,882
Borrowings – insurance and reinsurance companies	1,608	976
Total debt	10,456	8,858
Net debt	7,739	6,356
Common shareholders’ equity	26,283	22,960
Preferred stock	232	1,108
Non-controlling interests	3,005	2,740
Total equity	29,520	26,808
Net debt/total equity	26.2%	23.7%
Net debt/net total capital	20.8%	19.2%
Adjusted operating income interest coverage	8.8x	10.4x
Adjusted operating income interest and preferred share dividend coverage	8.3x	9.1x
Total debt/total capital	26.2%	24.8%

*
excludes $2.2 billion in 2025 ($2.0 billion in 2024) of investments in associates and non-insurance consolidated investments held in the holding company

We ended 2025 again with a very strong financial position with $2.7 billion in cash and marketable securities plus an additional $2.2 billion of associates and consolidated non-insurance investments owned by the holding company, largely consisting of shares in Eurobank ($819 million), Thomas Cook India ($293 million), EXCO ($190 million) and Poseidon ($224 million). Our total debt-to-total capital of 26.2% in 2025 was up from 24.8% in 2024, primarily from the issue of 30-year unsecured senior debt, with the proceeds used to redeem a portion of our preferred shares (with favourable benefits to the bottom line) and 10-year unsecured senior debt for general corporate purposes. Our total debt-to-total capital ratios remain well within our long-term targeted levels and our adjusted operating income interest coverage continues to remain strong, at 8.8x in 2025.
Investments
I like Phil Carret’s and John Templeton’s quotes so much, that I always begin this section with their quotes.
Phil Carret said, “Good management is rare at best, it is difficult to appraise and it is understandably the single most important factor in security analysis.”
And as my mentor, John Templeton said, “Whenever you can buy a large amount of future earnings for a low price, you have made a good investment.”
We have been blessed to know many exceptional leaders in our non-insurance business just as in our insurance business, and I have detailed them here.
David Sokol and Bing Chen have done an outstanding job at Seaspan since David took over as Chairman in 2017 and took it private in 2023. David made a brilliant hire by choosing Bing Chen as his CEO in 2018. They first turned around the operations by concentrating on safety and on-time operations. They then modernized the container ship fleet and expanded it from 89 ships to 184 ships (with another 63 newbuilds to be delivered in the next few years) at exactly the right time, locking in excellent charter rates and financing costs from five years to 20 years.
The table below shows their performance:
	2017	2025
Number of ships	89	184
Revenue ($m)	831	2,508
Net income ($m)	175	727
Shares outstanding (mm)	132	292
Earnings per share	$1.33	$2.49
As you can see in the table above, David and Bing expanded the number of ships from 89 in 2017 to 184 in 2025. Revenue went up from $0.8 billion to $2.5 billion, net income from $0.2 billion to $0.7 billion and earnings per share from $1.33 to $2.49!
Fokion and his superb management team at Eurobank had another excellent year in 2025 with a return on equity of 16% and shareholders received 55% of net income through dividends and buybacks. We have shown you our outstanding results investing in Eurobank on page 13. Eurobank continued to have strong organic growth because of increased business loans in Greece as well as housing and business loans in Bulgaria (which joined the EU on January 1, 2026). Deposits continued to grow and at year end 2025, loans/deposits for Eurobank were 66%. Eurobank benefitted from the completion of the merger of Eurobank Cyprus and Hellenic Bank in Cyprus as well as the acquisition of the largest insurance company in Cyprus. Eurobank continues its digital transformation as it established an information technology centre in Pune India, enhancing Greece’s digital offerings and launching an AI factory with Ernst & Young and Microsoft in Athens assisted by Fairfax Digital. Eurobank also has established representative offices in Mumbai and UAE. It is well positioned for excellent growth in the next few years. In the fourth quarter, Eurobank announced the acquisition of Fairfax’s life business in Greece (Eurolife) for €813 million. From the Eurobank side, this acquisition will increase fees and commissions by 12% and ROE by 100 bps. You may recall that Fairfax purchased Eurolife from Eurobank in 2016 during the Greek financial crisis. This has worked out really well for both parties with the life business now returning to Eurobank. The Greek economy continues to outperform its European neighbours. Debt/ GDP will fall to around 145% in 2025 and is on track to reach 120% by 2030. Unemployment is down to c. 8% – below the likes of Spain (10%) and Finland (10%). Greece maintained its investment grade status and continued to show its fiscal discipline by maintaining a sizeable primary surplus and achieving the early repayment of loans from the IMF and the other EU facilities. Despite strong share price performance in 2025 (+54%), Eurobank still trades at a P/E of only 10x with a 5% dividend yield (dividend plus share buy back program). We remain strong supporters of Fokion and the bank and his terrific executive team.

FAIRFAX FINANCIAL HOLDINGS LIMITED

After a difficult 2024, Grivalia Hospitality restructured its teams and focused on improving operational performance at its main assets in Greece. George Chryssikos has retaken the role of both Chairman and CEO in order to drive these changes and focus the company on long term success. At its flagship property – One & Only Aesthesis in Athens – revenue grew 25% and profitability improved materially. A new General Manager was appointed and we look forward to further improvement on all metrics in the coming years. Amanzoe had another strong year on all fronts. Attention is now firmly on a multi-year investment program to cement its preeminent position in the wider Mediterranean region within the ultra-luxury sector. Avant Mar, ON Residence and 91Athens all saw revenue increases and progress across key metrics. Strategically, 2025 saw Grivalia Hospitality double down on two areas – Greece and branded residences. Assets in Crete and Panama were sold to focus on the core hotel business. Our branded residences portfolio includes existing properties with One & Only and Aman as well as pipeline projects with Six Senses and Mandarin Oriental. This is a relatively new but fast growing and potentially very profitable niche within the hospitality sector. Owning luxury hotel assets is a long-term game and Fairfax is fortunate to be associated with George Chryssikos and the fantastic people at Grivalia.
Fokion Karavias at Eurobank, Alex Sarrigeorgiou at Eurolife and George Chryssikos at Grivalia have delivered tremendous value for Fairfax over the past decade. When you see them at the AGM – say Efcharistó!!
We have partnered with Adam Waterous and the team at Waterous Energy Fund in the Canadian oil and gas sector since 2018. We have two investments with Waterous – Strathcona Resources Ltd. and Greenfire Resources Ltd. Beginning in 2018, we invested $129 million through the Waterous Fund to build Strathcona, now Canada’s fifth largest oil company producing 125,000 barrels per day of low decline, high margin oil with a 50-year proved plus probable reserve life. Over the last 18 months, Strathcona has distributed almost the entirety of our cost basis, and our shares are currently worth $300 million. Strathcona pays an annual base dividend of Cdn$1.20 per share (which equates to approximately a 10% yield on our cost), and Strathcona has an ambitious organic growth plan over the next five years. We have partnered with Waterous again to help execute a similar strategy that was used to build Strathcona. Since late 2024, we have invested approximately $430 million, allowing Waterous to acquire a controlling stake in Greenfire, a long life (58-year reserve life) low decline oil producer in the Athabasca region of Alberta, currently producing 16,000 barrels per day. Waterous has plans to organically double Greenfire’s production over the next five years. They are in the early innings of its investment in Greenfire. The cost base to acquire its controlling position is Cdn$8.10 per share relative to Greenfire’s share price of Cdn$6.55 per share on December 31, 2025. Remarkably, their investment success has occurred during a time when oil prices traded on average at about $66 per barrel, below the average prices over the last 20 years of  $72 per barrel.
In his first full year, Stewart Schaefer and Sleep Country had an outstanding year with record revenues in excess of Cdn$1 billion and record operating results. This excludes Sleep Country’s recent acquisition of UK-based Simba which had the most profitable year in its history. Together, Sleep Country had record revenues of Cdn$1.2 billion and recorded free cash flow of Cdn$77 million (EBITDA of Cdn$187 million). Simba provides the potential for further expansion in Europe and the U.S. Sleep Country achieved these results despite the tariff wars and the volatility of the Canadian dollar against the U.S. dollar and pound sterling.
We have established a significant position in Under Armour, Inc., the Baltimore-based athletic apparel and footwear company. While the business has faced operational challenges in recent years, we believe the brand remains powerful, differentiated, and globally relevant. We strongly support founder Kevin Plank, who returned as CEO in April 2024 after a four-year absence. Kevin brings unmatched intensity, institutional knowledge, and more than three decades of experience building Under Armour from the ground up. Over that time, the company grew from $19,000 in revenue in 1996 to approximately $5 billion in fiscal 2026. His return restores founder-led leadership at a pivotal moment. While Under Armour operates in a fiercely competitive industry, the path forward is clear: refocus on performance innovation, tighten the product architecture, elevate average selling prices, and reassert premium brand positioning. Simplifying the assortment and driving disciplined execution should expand margins and rebuild earnings power over time. Under Armour remains one of the most recognized athletic brands in the world. To date, we have acquired 65 million shares – approximately 15% of the company – for $337 million at an average cost of $5.20 per share.
Caroline Shin and her team have made significant progress in our first year of ownership of the largest independent time share company in the United States. Her investment thesis of generating additional overnight rental income at our 4,950 full-service vacation units has begun to play out with overnight rentals increasing 76% year-over-year. This rental growth was achieved against significant headwinds as both Las Vegas and Orlando markets were negatively impacted by a decline in international visitors. Caroline and team also believe there is a significant opportunity to improve the experience of our existing time-share owners through implementation of technology which will drive incremental time share sales. Our total cash invested in Berkley Group through secured debt, preferred and common shares decreased to $665 million as our mortgage loan was refinanced by third parties, receiving cash proceeds of  $170 million. In addition, we received interest and dividend payments of  $85 million during the year.
After first investing in what was then Mytilineos during the Greek financial crisis – we have subsequently increased our stake in Metlen twice over the past few years. Today, we are the second largest shareholder with a stake of 8% worth €510 million. The largest shareholder with a 22% stake is the founder and Chairman, Evangelos Mytilineos, whom we greatly admire. Metlen operates across the metals and energy space. Within metals, it owns and operates one of the lowest cost aluminum facilities in Europe and has announced expansion plans into related strategic metals such as gallium. On the Energy side, Metlen are the second largest power producer in Greece as well a leading global contractor of renewable energy projects. 2025 was a busy year for Metlen having relisted from Athens to London where it was classified as a FTSE 100 company. Underlying results showed good progress albeit with some one-off issues related to project construction. Most importantly, the company has embarked on its third transformation program whereby EBITDA is targeted to double from €1 billion to €2 billion. With the shares trading at less than 10x earnings – we look forward to good returns from our long-standing partnership.
Ed Kinnaly and team continued their track-record of delivering profitable growth by servicing athletes with the innovation that has become synonymous with the Bauer brand. The launch of the Flylite product line in 2025 delivered the highest revenue and operating earnings in their 95+ year history. Key partners such as Hockey Canada and the PWHL (Professional Women’s Hockey League) both entered long-term partnership agreements with Bauer which include exclusive apparel and marketing rights. Peak issued bonds at 6.125% which provides long-term rate certainty and provides additional operational flexibility. 2026 will be an exciting year for hockey as NHL players returned to the Winter Olympics and we continue to see significant growth in women’s hockey! The team at Bauer has generated significant momentum with their retail partners and core customers as evidenced by a 2026 orderbook which is the largest on record! We carry Peak on our balance sheet at 7x free cash flow.
EXCO is a Texas-based energy company with proved reserves that are 95% natural gas and 5% oil by volume. In 2025, EXCO generated $340 million of adjusted EBITDA and $87 million of free cash. EXCO’s strong cash flow allowed it to repay $85 million in debt and ended the year with leverage below 0.4x. Proved reserves increased 17% year-over-year, supported by a 525% reserves replacement ratio. We remain optimistic that growing LNG exports, coal-to-gas switching and AI data centre demand will create a favourable environment for natural gas producers. But our underlying confidence lies in EXCO’s health and flexibility – its strong balance sheet, effective hedging program, avoidance of onerous transportation contracts, diligent cost control and nimble operations. These are the hallmarks of long-term, owner-oriented management. With Chairman John Wilder and CEO Hal Hickey, we are in very good hands. As of December 31, 2025, the fair value of Fairfax’s investment in EXCO is $25.83 per share or $592 million, an increase of 29% from December 31, 2024. EXCO is carried on our books at less than 5x adjusted EBITDA.
Under the outstanding leadership of Frank Hennessey, Recipe Restaurant Group continued its strategic evolution, generating Cdn$3.5 billion in system sales and Cdn$197 million in EBITDA while navigating significant economic headwinds. The year was defined by high-impact portfolio optimization, including the divestiture of Marigolds & Onions and the successful spin-out of The Keg. These moves, alongside the acquisition of Olive Garden Canada, have streamlined the domestic portfolio and secured a high-growth runway for iconic brands. In 2025, Recipe repurchased the Phelan family’s shares leaving Fairfax with full control of the business. We are grateful to the family for being our very supportive partners for over a decade and for placing the future of the business in our hands. Financially, Recipe bolstered its financial flexibility with a very successful Cdn$400 million senior unsecured note financing at an attractive rate of 5.7%. With 4% same restaurant sales growth and Cdn$116 million in free cash flow (including The Keg until the spin-out), the leadership team is focused on a more agile, tech-enabled business. Now 100% under Fairfax control, we are excited to see Frank and his team continue to drive top-line growth and margin expansion!
In 2025, we made the strategic decision to separate Keg Restaurant Ltd. from Recipe. As part of the separation, we privatized Keg Royalties Income Fund for Cdn$18.60 per unit. Keg Restaurants Ltd. and Keg Royalties Income Fund were merged into one business to simplify operations by eliminating the legacy royalty structure. Following the separation, we partnered with Richard Jaffray, founder and CEO of LFG Growth Partners Inc., who joined Keg Restaurants Ltd. as the operating shareholder and Executive Chairman. Richard spent over two decades building and leading Cactus Club from the ground up into one of Canada’s leading high-end restaurant brands before selling the company in 2022. Building on The Keg’s history of success, Richard will lead the next phase of growth for the Keg brand, working closely with Nick Dean, President of The Keg and Erin Legge, Chief Financial Officer of The Keg. Our partnership with Richard is off to an incredible start with record system sales of Cdn$780 million and EBITDA of Cdn$44 million in 2025.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Once again, the Sporting Life Group achieved record sales and near-record profitability in 2025, with all banners hitting new heights in sales. Chad McKinnon retired as CEO after 10 successful years. Taking a bankrupt Golf Town in 2016 to a company with EBITDA of Cdn$56 million with an estimated 50% market share. Chad had an outstanding track record with Golf Town and we thank him greatly for his success. With Chad’s retirement, Bill Gregson has stepped in as Executive Chair of the Sporting Life Group. Barry Williams continues to lead Golf Town. A search for a new Sporting Life President is underway, and Team Town is under new leadership. 2026 promises to be an exciting time as all banners enter the year with strong momentum. Golf Town’s growth will continue with the opening of the first 40,000 square foot flagship store in August of this year in Oakville, Ontario. This is more than double the average store size. Sporting Life will also open a new 35,000 square foot store at Oakridge Park in Vancouver, BC as part of a new high-end redevelopment.
Mark Becker and the Dexterra team continue to deliver strong results and are making progress in building a North American support services champion in integrated facilities management, workforce accommodations and asset-based services. Dexterra delivered strong profitability in 2025 and is well positioned for continued success in 2026. It has a strong management team and expects to realize the benefits from two strategic acquisitions which included a 40% interest in Pleasant Valley Corporation (a US facility management business built by the Faciana family) and Right Choice Camps and Catering Ltd., which expanded Dexterra’s equipment base and footprint in the Montenay/Duvenay region in Western Canada. The company is also positioned to participate in future infrastructure projects. Dexterra has a strong balance sheet with a goal to deliver a 15% return on equity. The market reacted favourably to its performance and strategy in 2025 with the share price increasing by about 50%. Dexterra is carried on our balance sheet at $105 million which is significantly less than the market value of $265 million at December 31, 2025.
AGT, run by its co-founders CEO Murad Al-Katib and Executive Vice Chairman Huseyin Arslan, has become a globally diversified food company that produces high-quality, nutritious products for everyday consumption and operates across 5 continents. Since Murad, Huseyin and Fairfax took AGT private in 2019, AGT has increased EBITDA from Cdn$65 million to approximately Cdn$190 million as of FY 2025. Today, the business has more resilient earnings with accelerated growth in the higher margin Packaged Foods & Ingredients segment which represents over 40% of group earnings with growth in earnings of 31% per annum since 2021. The focus over the next couple of years is on free cash flow generation while capitalizing on the global food trends of higher consumption of pasta and pulses as staple foods and increasing global demand for affordable nutrition dense and gluten free products and ingredients. AGT returned to the public markets completing an IPO in March 2026 at Cdn$23 per share raising Cdn$450 million from the public. Fairfax also participated in the IPO, investing an additional Cdn$200 million and retaining a controlling stake. AGT is excited about the future and will have significantly lower financial costs and a very strong balance sheet with nominal debt going forward.
Blue Ant Media Inc. went public via a reverse take-over of Boat Rocker Media Inc. in August 2025. Blue Ant’s Founder and CEO Michael MacMillan will run the new merged business which includes Blue Ant’s hit properties such as Love Nature, as well as Boat Rocker’s two reality television entities, Insight and Proper, and the animation studio, Jam Filled. Combining these businesses has created a new Blue Ant that has significantly larger scale, a strong financial position, and consolidated EBITDA of Cdn$40 million. Michael and his team wasted no time since the merger last summer: already, Blue Ant has acquired Thunderbird Media for Cdn$89 million, adding approximately Cdn$30 million of EBITDA in addition to the digital streaming company Magellan TV for $12 million. Fairfax is the largest shareholder at approximately 17% of the common shares and we are very excited to partner with Michael and his team at Blue Ant. The founders of Boat Rocker Media Inc., Ivan Schneeberg and David Fortier as well as CEO, John Young, acquired the studio assets and library of Boat Rocker and continue to run that business under the name “Boat Rocker Studios”. We wish them and the team at Boat Rocker Studios well and look forward to their next big hit!
We continue to invest with Byron Trott through various BDT Capital Funds. Since 2009, we have invested $1.2 billion, have received $1.1 billion in distributions and still have investments with a year-end market value of $975 million. Byron and his team have generated fantastic long-term returns for Fairfax and we very much look forward to our continued partnership.
We are more excited than ever about our long-term ownership of a 14% stake in Altius Minerals. To refresh your memory, we initially made a Cdn$100 million investment in preferred shares of Altius in 2017, and this investment came with warrants exercisable at Cdn$15 per share. We exercised those warrants and our common shares are now worth close to Cdn$300 million. There were two very positive notable developments for Altius in 2025. In July, Altius monetized two royalty investments that it owned on the renamed Arthur Gold Project in Nevada. These two transactions netted Altius Cdn$456 million and allowed it to retain one third of the royalty it sold to Franco-Nevada. These two transactions generated a gain of over Cdn$400 million. Then in late December, Altius announced a definitive agreement to acquire Lithium Royalty Corp., a public company, for Cdn$520 million or Cdn$9.50 per share for cash and Altius shares. This was a classic contrarian, counter-cyclical investment for Altius. The price of lithium at its low in 2025 was 90% below its cyclical high and demand for the metal has been increasing at over 30% per year. Furthermore, Altius sees the metal potentially being at a market deficit in 2026 as demand has been higher than expected. We are highly optimistic about this large acquisition, as Brian Dalton and his team continue to work their magic in the company he founded in 1997.
Dan Myerson, Darren Morcombe and the team at Foran Mining continued to make great progress in advancing the McIlvenna Bay copper project. The mine was added to the Canadian Government’s Major Project office, helping to further accelerate the advancement of McIlvenna Bay and the adjacent Tesla deposit. Due to some cost overruns, Foran raised additional equity capital in 2025. The raise was funded by Agnico Eagle Mines, the Canada Growth Fund and Fairfax, maintaining our ownership at 23%. Phase I of McIlvenna Bay is currently approximately 80% completed and on track for commercial production in mid-2026. The Tesla deposit continues to show impressive exploration results, supporting further resource growth potential in the region and the ability to double copper production in the future. With its gold bi-product, Foran’s copper production is expected to be extremely low cost. We are excited to see Phase I of McIlvenna come to completion and for production and cash flows generation to begin this year. In February of 2026, Eldorado Gold Corporation entered into an agreement with Foran to acquire them in an all-share transaction valued at Cdn$3.8 billion. The transaction is subject to customary court and regulatory approval with a shareholder vote in April 2026.
Commercial International Bank (CIB) had another outstanding year in 2025 with earnings up 49% to $1.7 billion driven by large loan-loss reserve releases of over $250 million, improving loan growth of about 30%, government bond yields of 26% and net interest margins of 9%. Under the leadership of Hisham Ezz Al-Arab, CIB has been able to compound EPS and book value per share at 20% per annum since 2014 while maintaining a rock-solid balance sheet with an NPL coverage ratio of 280% and capital adequacy ratio of 30%. CIB recently released its 2026-2030 strategic plan with a focus on growing core banking income, raising loan-to-deposit ratio from 46% to 65%, increasing high-margin fee income to 23% of total revenue (from 10%) and investing about $300 million to grow digital bank customers to 10 million. We anticipate the dividend payout ratio will be increased to balance growth ambitions with the very high capital adequacy ratio. As of January 2026, our compounded rate of return on our investment in CIB was 25% in local currency and a modest 7% in USD terms. That said we are very excited about the future prospects of generating a 15% return on our investment given CIB shares are trading at a deeply discounted 5x earnings and 1.3x book in spite of ROEs of over 30%.
Under the leadership of CEO Raj Tugnait, the strong strategic momentum for Meadow Foods continued in 2025 with revenue of nearly £600 million and EBITDA of  £39 million. While commodity volatility affected Meadow Food’s legacy dairy business, the value-add ingredients business delivered a record performance, growing profitability by 25% and now reaching 50% of total contribution (up from 40% two years ago). Meadow also materially expanded its international platform with sales into India, secured a long-term UK manufacturing partnership with Arla, and formed a joint venture with Fonterra to exclusively process and distribute New Zealand dairy fats. Meadow retained all major blue-chip customers and grew through share gains, while continued investment, supported by Fairfax’s long-term ownership, strengthened capacity, resilience and culture. Meadow is entering 2026 in a materially stronger position. We expect these strategic initiatives to drive profitability growth in 2026 and beyond. In 2025, Raj and his team continued to deepen their relationship with key customers. Meadow retained the Cadbury business in the United Kingdom for another three years, further strengthening a 10-year relationship. Meadow and Cadbury are also in active dialogue for an India supply agreement when Meadow’s new India facility, built per Cadbury specifications, starts up in 2027.
The Helios Fairfax Partners (HFP) team led by Tope Lawani and Babatunde Soyoye had a very busy year in 2025 positioning HFP for growth in 2026 and beyond. HFP is excited to welcome new CFO, Vitali Harwardt to the team. He brings significant global private equity experience to the business. On the fund-raising side, the company is on pace for $1 billion of new AUMs across Helios Fund V, CLEAR (environmentally focused fund) and Helios Sports and Entertainment. With regards to legacy Helios Funds IV, III and II, significant progress on disposals has been made which in time will allow Helios Investment Partners to begin recycling investments. We are confident that Helios has reached an inflection point and are excited about the prospects for HFP’s investments in Africa.
Since 2008 we have invested with founder Kyle Shaw and his private equity firm ShawKwei & Partners. ShawKwei takes significant stakes in middle-market industrial, manufacturing and service companies across Asia, partnering with management to improve their businesses. We have invested $553 million in two funds, have received cash distributions of  $272 million and have a remaining value of  $545 million at year-end. The returns to date are primarily from our investment in the 2010 vintage fund, which increased 45% in 2025 and has generated a 13.4% compound annual return since 2010. The 2017 vintage fund decreased 11% in value in 2025 and has a compound annual return of  -3.3% since inception.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Led by its outstanding Chairman and CEO, Krishan Balendra, John Keells Holdings is Sri Lanka’s largest listed conglomerate, with over 150 years of history and a significant presence across leisure, consumer foods, retail, transportation, property and financial services. Amid Sri Lanka’s external crisis, the company raised $75 million in equity capital, entirely provided by Fairfax in the form of convertible debentures, to fund the West Container Terminal at the Port of Colombo. In late 2024 John Keells also raised $80 million through a rights issue to fund the completion of the City of Dreams Sri Lanka casino resorts. We are happy to say the City of Dreams opened in 2025, featuring a luxury casino, Nuwa hotel and a lifestyle mall. West Container Terminal Phase 1 commenced operations in January 2025 and turned EBITDA-positive in its first year on strong container throughput. John Keells EV push in Sri Lanka is also paying off, with the BYD distributorship securing market leadership and sustaining strong sales momentum. Operationally, John Keells saw its revenue rise 45% to $1.5 billion in 2025, with earnings before tax increasing 50% to $ 99 million over the same period. Sri Lanka’s economy in 2025 demonstrated a sustained recovery from prior crises, achieving GDP growth of  ~4.6%, driven by a resurgence in tourism and services. Foreign reserves strengthened to $6 billion, supporting macroeconomic stability. Improved credit conditions were driven by external debt restructuring, IMF support, and assistance from India. Despite challenges such as Cyclone Ditwah, which caused $4.1 billion in estimated damage (4% of GDP) in November 2025, the Sri Lankan economy is poised for a moderate 3.5% growth in 2026, driven by continued tourist arrivals and infrastructure spending. Fairfax converted its $75 million debentures into John Keells equity in January 2025 and in September 2025 acquired an additional 1.3% stake for $18 million. Our ownership in John Keells is now 26%. At year-end Fairfax carried the investment at $293 million, which was below its market value of  $317 million.
Orla had an exciting year driven by its transformative and well-timed acquisition of the Musselwhite gold mine in late 2024. Since its acquisition of Musselwhite, Orla has increased exploration activity in the region which we believe will result in extending the life of the mine. Musselwhite has the potential to grow production incrementally through higher mining and milling rates. In addition to the growth at Musselwhite, Orla has attractive growth opportunities through the development of its low capital and operating cost South Railroad mining project in Nevada and the building of an underground mine at Camino Rojo in Mexico. Orla is a low-cost operator whose strong growth profile makes it unique amongst its peer group. Despite its unique and attractive attributes, Orla continues to trade at an attractive ~8x multiple of free cash flow. In December of 2025, Fairfax sold 25 million shares of Orla Mining, approximately a quarter of our position if you include our convertibles and warrants as part of a rebalancing of our investment portfolios. This resulted in a pre-tax realized gain of  $228 million. Our remaining position consists of 31.8 million common shares (at a cost of Cdn$4.80 per share), plus 26.6 million shares through our convertible bonds, convertible at Cdn$7.90 per share and additional shares of 17.5 million through warrants at Cdn$11.50 per share.
President Trump’s policies may usher in the “golden age” that he promises. The U.S. economy appears strong, resilient and significant increases in productivity in the U.S. appear likely. This is balanced with the U.S. stock market at record highs and valuations at extreme levels like we mentioned last year. The U.S. stock market accounts for 70% of the world index (MSCI World), not unlike Japan in 1989 when it accounted for 50% of the world’s capitalization. Of course, the Nikkei index did not see the 1989 high of 39,000 for 30 years. Households have invested in the U.S. stock market like never before (74% of households) and foreigners have record amounts invested in the U.S. stock market.
Institutions and individuals have reached for yield in private credit like collateralized mortgage bonds in the 2007/2008 time period. ETF’s are so prevalent that they exceed the number of stocks listed on U.S. stock exchanges. Option trading is at record levels. All indications of extreme speculation in the U.S. stock markets – particularly in the tech sector and AI-related stocks. We have seen this movie before and remember the phrase “Caveat Emptor”! However, opportunities always exist in the stock markets – particularly outside the U.S.!
Our team at Hamblin Watsa Investment Counsel, led by Wade Burton, with strong support from Lawrence Chin, Roger Lace and Brian Bradstreet continue to navigate the uncertain economic environment while providing excellent returns for you, our shareholders.

Shown below are the Hamblin Watsa Investment Counsel professionals with their individual areas of focus:
Hamblin Watsa Professionals	Responsibility
Wade Burton and Lawrence Chin	United States and Canada (stocks & bonds)
Reno Giancola	Canada (stocks & bonds)
Jamie Lowry and Ian Kelly	Europe (stocks & bonds)
Quinn McLean	Middle East, South Africa and private companies
Yi Sang	Asia (stocks & bonds)
Gopalakrishnan Soundarajan	India, Sri Lanka (stocks & bonds)
Jeff Ware	South America (stocks & bonds)
Wendy Teramoto	Private companies
Peter Furlan	Chief Research Officer
Paul Ianni	Private and public companies
Joe Coccimiglio	Private and public companies
Navtej Sidhu	Private and public companies
Paul Blake	Stock trading
Kleven Sava	Bond trading and management
We discussed Under Armour in the investment section. This was brought to the investment committee by Wade Burton late in 2025 – and is one of his investments in the portfolio he manages with Lawrence Chin. We liked it so much we decided to make it a significant investment for Fairfax! Looking forward to more great ideas from Wade and our investment professionals across the world.
As I said last year, our small investment committee, consisting of Wade Burton, Roger Lace, Brian Bradstreet, Lawrence Chin, Chandran Ratnaswami, Quinn McLean, Kleven Sava, Peter Clarke and me will review large investments, asset mix, regulatory requirements and performance. As I have said in the past, committee decision-making in investments has some serious performance risks in our mind. We use this format solely to share information and discuss the pros and cons of any investment. We have built an extremely talented team with the ability to invest worldwide, working in a collaborative team environment but individually empowered at the same time. We continue to be excited about the future returns we expect from our investment team.
Learning from mistakes over the last 40 years
In our 2009 annual report, we said we learned that buying quality insurance companies like Seneca and Zenith and marrying them with our investment expertise was better than buying turnarounds. And that’s what we did with Brit and Allied World. That’s our learning experience. But remember TIG, which we once considered our greatest failure in the insurance business, as discussed on page 6, we consider now to be perhaps one of our greatest successes. Patience is a virtue!
In our non-insurance investments and businesses, we find that we have often emphasized cheapness at the expense of quality and suffered often from promotional founders/CEOs who were ineffective managers. We are very much guarding against these mistakes in the future. That said, we consider a founder or CEO makes all the difference in a business – it’s just very difficult to appraise! As we showed you with Eurobank, miracles do happen!
We have made many many mistakes in the past 40 years and hope not to repeat them in the future! But we have learned that patience is a virtue, the long term is key and to always maintain flexibility.
Miscellaneous
As expected, we maintained our dividend of  $15 per share in 2025 and used our excess cash flow to buy back 1.0 million shares at $1,615 per share or $1.6 billion. As I have said before, this represents a hidden dividend for all of you remaining shareholders of  $78 per share (Huge!).
Through dividends and buybacks over the last five years, we have given back to you, our shareholders, approximately $225 per share of the $341 per share price at December 31, 2020, or almost 65% of your investment five years ago.
Robbert Hartog, our lead investor, lead director and Chair of the Audit Committee when we began in 1985, introduced me to David Johnston when he retired in 2006. We had lunch and thus began a 20 year relationship.

FAIRFAX FINANCIAL HOLDINGS LIMITED

David was the Dean of the law school at the University of Western, Principal of the University of McGill, President of the University of Waterloo and Chair of the Board of at Overseers Harvard. David was the best Governor General Canada has ever had. We were very fortunate to have David as our Director all these years and we wish David and Sharon, their five daughters and 14 grandchildren a long and happy retirement.
A big thank you to our outstanding Board of Directors, led by Bill McFarland, for providing us with such insightful leadership, extensive experience and unwavering support as we build our company for the long term. We are truly blessed to have such a wonderful Board!
Fairfax now has 22,000 employees in its insurance business; 10% in Canada, 30% in the U.S., 20% in Europe, 15% in both Asia and the Middle East, and the remaining 10% in Africa and Latin America. Also, Fairfax has 40,500 employees in its consolidated non-insurance businesses, mostly in Canada and India.
As I mentioned earlier, we want our employees to be owners and to benefit from the performance of their company. We have strong participation in our employee share ownership plan under which our employees make share purchases through payroll deductions, supplemented by contributions from their employer. It is an excellent plan, and employees have had great returns over the long term, as shown below:
	Compound Annual Return
	5 Years	10 Years	15 Years	20 Years	Since Inception
Employee Share Ownership Plan	65%	33%	23%	20%	17%
If an employee earning $40,000 had participated fully in this program since its inception, he or she would have accumulated more than 4,000 shares of Fairfax worth Cdn$10.7 million at the end of 2025. I am happy to say we have many employees who have done exactly that! Of course, it is highly unlikely this will be repeated  –  but it will still be a great long-term investment for our employees!
Fairfax Digital, led by Sanjay Tugnait, had another productive year in 2025. One key focus was on accelerating the development and use of AI across the Fairfax’s portfolios. For example, at Eurobank, in partnership with EY and Microsoft, we launched a next-gen AI Factory, the first agentic AI ecosystem of its kind in Southern Europe designed to foster AI deployment in core banking. Through this initiative, EVA was developed, Eurobank’s AI-native virtual assistant, enhancing the Bank’s digital leadership in the region. In India, Thomas Cook India launched Dhruv, a multi-modal, multi-lingual, agentic voice-enabled GenAI advisor, delivering measurable improvements in service quality and operating efficiency in corporate travel. The pipeline on the digital front continues to grow and Sanjay continues to do an outstanding job working with all our companies driving new initiatives forward.
Our ESG efforts put significant focus on how we can support people: our employees, customers, and communities. We also continue to ensure we have the people, tools and processes in place to meet upcoming regulatory reporting requirements, including greenhouse gas emissions and the impact of climate change, which are constantly evolving and vary across jurisdictions. Our ESG report, available on www.fairfax.ca, provides a summary of our activities around the world and is updated annually.
Craig Pinnock continued to chair the cross group Black Initiatives Action Committee (BIAC) throughout 2025, advancing sustained progress across Fairfax’s G7 companies through the six-pillar framework and in close partnership with People & Culture leaders. BIAC’s work continues to be highlighted in Fairfax’s ESG reporting, with strong and deliberate alignment between anti Black racism initiatives and broader diversity, equity, and inclusion strategies. The Golden Rule continues to serve as a unifying principle, reinforcing our shared values and collective purpose. Our partnership with the BlackNorth Initiative also remains strong. In recognition of this ongoing commitment, Northbridge was honoured in 2025 with BlackNorth’s Corporate DEI Leadership Award, celebrating both meaningful organizational progress and sustained leadership in this space.
As you know, we think business can be a force for good. Over 40 years, Fairfax has written cumulative premiums of  $324 billion while providing outstanding service to our customers. We are paying annual salaries and benefits to our employees all over the world totaling $2.9 billion. We have made cumulative donations of  $570 million since we began our donations program in 1991. Over the 40 years we have paid cumulative taxes of  $8.3 billion. This is why we consider business a force for good and why countries that are business-friendly succeed mightily. We are a small microcosm of what business does worldwide.

In 2025, we made a total of  $90 million in donations, hitting our 2% pre-tax profit target. Of that, $58 million was donated to charities and the remainder to our foundations. Since we began our donations program in 1991, we have made cumulative donations of  $570 million, and our annual donations have gone up approximately 520 times at a compound rate of 20% per year. We are now donating 2% of pre-tax profit each year to charities across the globe  –  1% through each of our insurance companies and 1% to our Fairfax foundations.
We are pleased to publish our third Charitable Giving Report, highlighting the impactful work of charitable organizations globally and the many ways our operating companies support these initiatives. This year’s report explores the theme of  “Why We Give” and tells the stories behind each donation. The report will once again be distributed at our AGM and will be available on www.fairfax.ca.
We announced on February 25, 2025 that Fairfax would start a Centre for Free Enterprise at Huron University. We will officially open the Centre on May 13, 2026. Also, late last year, we opened the Fairfax Centre for Free Enterprise in India under the leadership of Amitabh Kant, our Senior Advisor in India. We think both centres are very much needed.
The 13th Fairfax Leadership Workshop concluded in June, hosting 30 international participants from 17 different countries. This intensive five-day program focuses on Fairfax culture and serves as a vital tool for exposing our diverse leaders to Fairfax Guiding Principles, our senior leadership team and one another. The presenters for the program consist of 20 of our operating company CEOs and Fairfax Executive Committee members. Other than Jane Clarke from Nicholson McBride, who facilitates the program beautifully every year, we have no external presenters – something I believe is unique in this day and age. We will never outsource our culture. No one understands it better than us! This high level of commitment every year by our senior team reinforces the importance of this program to the success of our company. As we have expanded our international footprint, the program has become essential for ensuring connectivity, collaboration and consistency across the globe. Since its inception, we have cultivated a massive network of over 300 alumni, many of whom reconvene in Toronto every year during the AGM to maintain professional and personal bonds. Future iterations of the workshop are expected to maintain this high capacity to meet increasing demand from the company’s expanding leadership ranks.
Our working groups are another highly successful initiative that fosters connection and collaboration across Fairfax. Today we have almost 400 professionals participating in 15 or more different working groups. There is a natural ebb and flow to these groups with some being more active than others at times depending on circumstances. These groups allow us to benefit from the depth of expertise within our organization without compromising our decentralized approach. The collaboration between our large North American operations and their smaller international sister companies continues to increase as does the sharing across disciplines. This has been particularly beneficial for our smaller operations, enabling them to grow their knowledge and expertise without compromising the entrepreneurial spirit of individual operations.
In January of this year, we had our investors trip to India. We had restarted it last year after a five-year gap due to the pandemic, and we were very pleased to do it again this year. This annual trip gives our shareholders an opportunity to interact with the leadership of our investee companies, and to experience the remarkable transformation taking place in the country. This trip included visits to some of the world-renowned cultural and tourist sites. As with past years it was organized by Kasi Rao and Dipak Deva covering five cities: Mumbai, New Delhi, Agra, Jaipur and Bengaluru. Our shareholders got a first-hand glimpse of why we believe India continues to be an exceptional investment opportunity in the years ahead. Our plan is to do this every year.
The Value Investing Conference held by George Athanassakos the week of our annual shareholders’ meeting will take place again this year on April 14, 2026! This will be its 14th year and I highly recommend that you attend  –  it is well worth your time. If you have not attended in the past, please see the website for details: www.bengrahaminvesting.ca. Many who have participated have mentioned to me that it is one of the best of its kind, and this year’s lineup of speakers, as usual, is outstanding. This year’s featured keynote speakers are Stephen Penman, George O. May, Professor Emeritus of Financial Accounting, Francis Chou, Founder and CEO of Chou Associates Management Inc. and Murad Al-Katib, President and CEO, AGT Food and Ingredients Inc.
Fairfax India (of which many of you are also shareholders) will hold its annual shareholders’ meeting on Wednesday, April 15 at 9:30a.m. (Toronto time) the day before our annual shareholders’ meeting which is on April 16: details will be posted on its website. Helios Fairfax Partners will hold its investor day at 2:30 p.m. on April 15: details will be posted on its website.

FAIRFAX FINANCIAL HOLDINGS LIMITED

While AI has many advantages, it has some negatives also. Over the past number of years, the number of fake and inaccurate social media posts from individuals posing as an employee of Fairfax or myself have been increasing. This resulted in us issuing a press release last year reminding everyone that none of Fairfax, myself, nor any officer of Fairfax provides financial or investment advice to any person over social media, chat or messaging applications. I do not maintain any online social media accounts, so any social media outlet claiming to represent me or to offer advice from me is fraudulent. If you see a post on Facebook or X from me, please ignore! We encourage all persons looking for information about Fairfax to consult our press releases, annual reports, interim quarterly reports and annual general meeting materials, all of which are available on our website.
As we have done for the last 40 years, we look forward once again to seeing all of you in person at our annual shareholders’ meeting in Toronto, where our leaders will be ready to answer all your questions. We are truly blessed to have loyal, long-term shareholders like you, and I look forward to seeing you on April 16.
March 6, 2026
V. Prem Watsa
Chairman and Chief Executive Officer

(This page intentionally left blank)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Responsibility for the Financial Statements
The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and all financial information are the responsibility of management and have been approved by the Board of Directors (the “Board”).
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.
We, as Fairfax’s Chief Executive Officer and Chief Financial Officer, have certified Fairfax’s annual disclosure documents filed with the Canadian Securities Administrators and the United States Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002, respectively.
The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.
The Audit Committee is appointed by the Board and reviews the consolidated financial statements and MD&A; considers the report of the independent registered public accounting firm; assesses the adequacy of the internal controls of the company, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent registered public accounting firm for appointment by the shareholders. The independent registered public accounting firm has full access to the Audit Committee and meet with it to discuss their audit work, Fairfax’s internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting.
Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2025 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2025.
The effectiveness of the company’s internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.
March 6, 2026

V. Prem Watsa Chairman and Chief Executive Officer	Amy Sherk Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Fairfax Financial Holdings Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Fairfax Financial Holdings Limited and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of earnings, of comprehensive income, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
The measurement of the liability and asset for incurred claims for insurance and reinsurance contracts under IFRS 17, Insurance Contracts
As described in Notes 3, 4, 8, 9 and 22 to the consolidated financial statements, insurance contract liabilities and reinsurance contract assets held as of December 31, 2025 amounted to $50,441.0 million and $11,251.0 million respectively. These amounts included estimates of future cash flows for losses on claims and expenses that have not yet been paid, which form part of the liability for incurred claims of  $46,159.0 million, and the associated recoveries from reinsurance, which form part of the asset for incurred claims of  $10,946.2 million, respectively. The Company has applied varying actuarial projection methodologies in determining the estimates of future cash flows for losses on claims. These methodologies require the Company to develop assumptions including expected loss ratios and loss development patterns, which are based on the assessment of facts and circumstances then known, a review of historical settlement patterns, trends in claim severity and frequency and other factors.
The principal considerations for our determination that performing procedures relating to the measurement of the liability and asset for incurred claims for insurance and reinsurance contracts under IFRS 17, Insurance Contracts is a critical audit matter are (i) significant judgment by management in developing the estimates of future cash flows for losses on claims based on the assessment of facts and circumstances then known, a review of historical settlement patterns, trends in claim severity and frequency and other factors, and (ii) a high degree of auditor judgment, subjectivity and effort in evaluating audit evidence relating to the appropriateness of the Company’s actuarial projection methodologies and reasonableness of assumptions including the expected loss ratios and loss development patterns. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s measurement of the liability for incurred claims and asset for incurred claims, including controls over the selection of actuarial projection methodologies and the development of assumptions. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing a significant portion of the estimates of future cash flows for losses on claims by developing independent estimates and comparing the independent estimates to the Company’s actuarially determined estimates, with the remaining portion subjected to other procedures, including a review of management’s methods and assumptions applied in developing the actuarially determined estimates. Developing independent estimates involved (i) selecting the actuarial projection methodologies; (ii) developing assumptions based on data provided by the Company and where there was limited historical data, considering market views and peer company benchmarking to further inform independent development of assumptions; and (iii) testing the completeness and accuracy of the data provided by management.
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 6, 2026
We have served as the Company’s auditor since at least 1985. We have not been able to determine the specific year we began serving as auditor of the Company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements
Consolidated Balance Sheets
as at December 31, 2025 and December 31, 2024
(US$ millions)
	Notes	December 31, 2025	December 31, 2024
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $207.8; December 31, 2024 – $193.6)	5, 25	2,724.9	2,502.7
Insurance contract receivables	11	1,006.2	780.4
Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $640.4; December 31, 2024 – $1,240.7)	5, 25	8,979.2	7,620.5
Bonds (cost $39,655.2; December 31, 2024 – $37,852.9)	5	39,988.8	37,390.3
Preferred stocks (cost $957.4; December 31, 2024 – $944.6)	5	2,307.4	2,365.0
Common stocks (cost $7,926.0; December 31, 2024 – $7,116.1)	5	9,204.0	7,464.2
Investments in associates (fair value $11,057.7; December 31, 2024 – $8,144.8)	5, 6	8,362.3	7,153.3
Derivatives and other invested assets (cost $1,312.7; December 31, 2024 – $903.9)	5, 7	1,764.3	1,159.7
Assets pledged for derivative obligations (cost $187.2; December 31, 2024 – $154.8)	5, 7	190.8	150.8
Fairfax India cash, portfolio investments and associates (fair value $3,685.1; December 31, 2024 – $3,163.3)	5, 6, 25	2,125.0	1,916.6
		72,921.8	65,220.4
Assets held for sale	21	3,445.9	–
Reinsurance contract assets held	9	11,251.0	10,682.6
Deferred income tax assets	18	367.1	325.0
Goodwill and intangible assets	12	8,339.4	8,278.2
Other assets	13	7,731.4	8,988.0
Total assets		107,787.7	96,777.3
See accompanying notes.
Signed on behalf of the Board

Director	Director

	Notes	December 31, 2025	December 31, 2024
Liabilities
Accounts payable and accrued liabilities	14	6,119.7	6,078.3
Derivative obligations	5, 7	786.9	356.9
Liabilities associated with assets held for sale	21	3,638.1	–
Deferred income tax liabilities	18	1,946.7	1,714.0
Insurance contract payables	11	338.3	923.0
Insurance contract liabilities	8	50,441.0	47,602.2
Borrowings – holding company and insurance and reinsurance companies	15	10,455.7	8,858.2
Borrowings – non-insurance companies	15	3,187.2	2,895.5
Total liabilities		76,913.6	68,428.1
Equity	16
Common shareholders’ equity		26,282.6	22,959.8
Preferred stock		231.7	1,108.2
Shareholders’ equity attributable to shareholders of Fairfax		26,514.3	24,068.0
Non-controlling interests		4,359.8	4,281.2
Total equity		30,874.1	28,349.2
		107,787.7	96,777.3
See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings
for the years ended December 31, 2025 and 2024
(US$ millions except per share amounts)
	Notes	2025	2024
Insurance
Insurance revenue	23	31,595.0	31,064.1
Insurance service expenses	24	(26,051.5)	(24,866.8)
Net insurance result		5,543.5	6,197.3
Cost of reinsurance		(5,522.1)	(6,197.7)
Recoveries of insurance service expenses	24	3,826.6	4,453.2
Net reinsurance result		(1,695.5)	(1,744.5)
Insurance service result	23	3,848.0	4,452.8
Other insurance operating expenses	23, 24	(1,150.7)	(1,182.9)
Net finance expense from insurance contracts	10	(2,450.6)	(1,754.9)
Net finance income from reinsurance contract assets held	10	613.8	475.0
		860.5	1,990.0
Investment income
Interest and dividends	5	2,574.0	2,511.9
Share of profit of associates	6	816.1	956.3
Net gains on investments	5	3,151.4	1,067.2
		6,541.5	4,535.4
Other revenue and expenses
Non-insurance revenue		8,537.6	6,682.8
Non-insurance expenses	24	(8,196.9)	(6,470.5)
Interest expense		(821.9)	(649.0)
Corporate and other expenses	24	(480.5)	(450.2)
		(961.7)	(886.9)
Earnings before income taxes		6,440.3	5,638.5
Provision for income taxes	18	(1,156.5)	(1,375.6)
Net earnings		5,283.8	4,262.9
Attributable to:
Shareholders of Fairfax		4,772.4	3,874.9
Non-controlling interests	16	511.4	388.0
		5,283.8	4,262.9
Net earnings per share	17	$230.07	$173.41
Net earnings per diluted share	17	$213.78	$160.56
Cash dividends paid per share	16	$15.00	$15.00
Shares outstanding (000) (weighted average)	17	21,450	22,373
See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2025 and 2024
(US$ millions)
	Notes	2025	2024

Net earnings		5,283.8	4,262.9
Other comprehensive income (loss), net of income taxes	16
Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries		278.9	(652.5)
Gains (losses) on hedge of net investment in Canadian subsidiaries	22	(110.1)	173.9
Gains (losses) on hedge of net investment in European operations	22	(103.6)	51.5
Share of other comprehensive income (loss) of associates, excluding net losses on defined benefit plans	6	240.6	(135.3)
Other		(2.1)	(6.3)
		303.7	(568.7)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	21	18.9	–
Net unrealized foreign currency translation losses on associates reclassified to net earnings	6, 21	2.1	6.5
		324.7	(562.2)
Items that will not be subsequently reclassified to net earnings
Net gains on defined benefit plans		54.3	44.3
Share of net losses on defined benefit plans of associates	6	(0.7)	(1.6)
Other		(3.7)	21.1
		49.9	63.8
Other comprehensive income (loss), net of income taxes		374.6	(498.4)
Comprehensive income		5,658.4	3,764.5
Attributable to:
Shareholders of Fairfax		5,197.0	3,455.3
Non-controlling interests		461.4	309.2
		5,658.4	3,764.5
See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Changes in Equity
for the years ended December 31, 2025 and 2024
(US$ millions)
	Common shares(1)	Treasury shares at cost	Share- based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as at January 1, 2025	5,662.2	(1,038.8)	732.9	18,987.5	(1,384.0)	22,959.8	1,108.2	24,068.0	4,281.2	28,349.2
Net earnings for the year	–	–	–	4,772.4	–	4,772.4	–	4,772.4	511.4	5,283.8
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	–	–	–	–	347.2	347.2	–	347.2	(68.3)	278.9
Losses on hedge of net investment in Canadian subsidiaries	–	–	–	–	(110.1)	(110.1)	–	(110.1)	–	(110.1)
Losses on hedge of net investment in European operations	–	–	–	–	(103.6)	(103.6)	–	(103.6)	–	(103.6)
Share of other comprehensive income of associates, excluding net losses on defined benefit plans	–	–	–	–	221.3	221.3	–	221.3	19.3	240.6
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	–	–	–	–	18.9	18.9	–	18.9	–	18.9
Net unrealized foreign currency translation losses on associates reclassified to net earnings	–	–	–	–	2.1	2.1	–	2.1	–	2.1
Net gains on defined benefit plans	–	–	–	–	53.6	53.6	–	53.6	0.7	54.3
Share of net losses on defined benefit plans of associates	–	–	–	–	(0.7)	(0.7)	–	(0.7)	–	(0.7)
Other	–	–	–	–	(4.1)	(4.1)	–	(4.1)	(1.7)	(5.8)
Issuances for share-based payments	–	122.9	(121.5)	–	–	1.4	–	1.4	–	1.4
Purchases and amortization for share-based payments (note 16)	–	(189.1)	176.6	–	–	(12.5)	–	(12.5)	–	(12.5)
Redemptions and purchases for cancellation (note 16)	(249.3)	–	–	(1,375.9)	–	(1,625.2)	(876.5)	(2,501.7)	–	(2,501.7)
Common share dividends (note 16)	–	–	–	(343.6)	–	(343.6)	–	(343.6)	(181.8)	(525.4)
Preferred share dividends (note 16)	–	–	–	(24.5)	–	(24.5)	–	(24.5)	–	(24.5)
Deconsolidation of subsidiaries (note 21)	–	–	–	–	–	–	–	–	(51.2)	(51.2)
Net changes in capitalization (note 16 and note 21)	–	–	(9.0)	131.5	1.4	123.9	–	123.9	(189.1)	(65.2)
Other	–	–	–	(46.7)	53.0	6.3	–	6.3	39.3	45.6
Balance as at December 31, 2025	5,412.9	(1,105.0)	779.0	22,100.7	(905.0)	26,282.6	231.7	26,514.3	4,359.8	30,874.1
Balance as at January 1, 2024	5,995.9	(906.7)	612.7	16,875.3	(962.2)	21,615.0	1,335.5	22,950.5	4,750.4	27,700.9
Net earnings for the year	–	–	–	3,874.9	–	3,874.9	–	3,874.9	388.0	4,262.9
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign subsidiaries	–	–	–	–	(574.9)	(574.9)	–	(574.9)	(77.6)	(652.5)
Gains on hedge of net investment in Canadian subsidiaries	–	–	–	–	173.9	173.9	–	173.9	–	173.9
Gains on hedge of net investment in European operations	–	–	–	–	51.5	51.5	–	51.5	–	51.5
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	–	–	–	–	(127.7)	(127.7)	–	(127.7)	(7.6)	(135.3)
Net unrealized foreign currency translation losses on associates reclassified to net earnings	–	–	–	–	5.5	5.5	–	5.5	1.0	6.5
Net gains on defined benefit plans	–	–	–	–	41.6	41.6	–	41.6	2.7	44.3
Share of net losses on defined benefit plans of associates	–	–	–	–	(1.3)	(1.3)	–	(1.3)	(0.3)	(1.6)
Other	–	–	–	–	11.8	11.8	–	11.8	3.0	14.8
Issuances for share-based payments	–	108.3	(106.6)	–	–	1.7	–	1.7	–	1.7
Purchases and amortization for share-based payments (note 16)	–	(240.4)	164.9	–	–	(75.5)	–	(75.5)	–	(75.5)
Redemptions and purchases for cancellation (note 16)	(333.7)	–	–	(1,254.7)	–	(1,588.4)	(227.3)	(1,815.7)	–	(1,815.7)
Common share dividends (note 16)	–	–	–	(363.1)	–	(363.1)	–	(363.1)	(294.7)	(657.8)
Preferred share dividends (note 16)	–	–	–	(48.6)	–	(48.6)	–	(48.6)	–	(48.6)
Net changes in capitalization (note 16 and note 21)	–	–	61.9	(106.3)	2.4	(42.0)	–	(42.0)	(513.5)	(555.5)
Other	–	–	–	10.0	(4.6)	5.4	–	5.4	29.8	35.2
Balance as at December 31, 2024	5,662.2	(1,038.8)	732.9	18,987.5	(1,384.0)	22,959.8	1,108.2	24,068.0	4,281.2	28,349.2

(1)
Includes multiple voting shares with a carrying value of  $3.8 at January 1, 2024, December 31, 2024 and December 31, 2025.

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2025 and 2024
(US$ millions)
	Notes	2025	2024
Operating activities
Net earnings		5,283.8	4,262.9
Depreciation, amortization and impairment charges		783.8	753.8
Net bond discount amortization		(258.5)	(310.2)
Amortization of share-based payment awards	16	176.6	164.9
Share of profit of associates	6	(816.1)	(956.3)
Deferred income taxes	18	201.9	255.0
Net gains on investments	5	(3,151.4)	(1,067.2)
Net purchases of investments classified at FVTPL	25	(4,059.1)	(515.8)
Changes in operating assets and liabilities	25	4,258.4	1,406.8
Cash provided by operating activities		2,419.4	3,993.9
Investing activities
Sales of investments in associates	6	630.0	682.7
Distributions and dividends from investments in associates	6	740.0	419.6
Purchases of investments in associates	6	(1,281.7)	(630.0)
Net purchases of premises and equipment and intangible assets		(586.2)	(408.8)
Net purchases of investment property		(22.7)	(33.0)
Purchases of subsidiaries, net of cash acquired	21	(222.8)	(1,421.0)
Proceeds from sale of non-insurance subsidiaries, net of cash divested		278.6	67.4
Deconsolidation of non-insurance subsidiaries	21	(59.0)	–
Cash used in investing activities		(523.8)	(1,323.1)
Financing activities
Borrowings – holding company and insurance and reinsurance companies:	15
Proceeds, net of issuance costs		1,458.8	2,430.9
Repayments		(212.1)	(1,209.8)
Net borrowings on other revolving credit facilities		84.9	–
Borrowings – non-insurance companies:	15
Proceeds, net of issuance costs		603.8	1,380.9
Repayments		(560.0)	(665.2)
Net borrowings (repayments) on revolving credit facilities and short term loans		239.4	(51.2)
Principal payments on lease liabilities – holding company and insurance and reinsurance companies		(71.9)	(62.6)
Principal payments on lease liabilities – non-insurance companies		(147.9)	(139.8)
Subordinate voting shares:	16
Purchases for treasury		(189.1)	(240.4)
Purchases for cancellation		(1,625.2)	(1,588.4)
Common share dividends	16	(343.6)	(363.1)
Preferred shares:	16
Redemptions		(689.4)	(173.8)
Dividends		(24.5)	(48.6)
Subsidiary shares:	16
Issuances to non-controlling interests, net of issuance costs		14.9	1.3
Purchases of non-controlling interests		(181.3)	(539.9)
Sales to non-controlling interests		–	0.9
Dividends paid to non-controlling interests		(181.8)	(294.7)
Cash used in financing activities		(1,825.0)	(1,563.5)
Increase in cash and cash equivalents		70.6	1,107.3
Cash and cash equivalents – beginning of year		6,112.5	5,121.4
Foreign currency translation		59.7	(116.2)
Cash and cash equivalents – end of year	25	6,242.8	6,112.5
See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Notes to Consolidated Financial Statements
for the years ended December 31, 2025 and 2024
(in US$ and $ millions except per share amounts and as otherwise indicated)
1.
Business Operations

Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.
Basis of Presentation

The company’s consolidated financial statements for the year ended December 31, 2025 are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company’s normal operating cycle of one year are considered current, including the following balances: cash, short term investments, assets held for sale, derivative obligations and liabilities associated with assets held for sale. The following balances are considered non-current: deferred income tax assets, goodwill and intangible assets and deferred income tax liabilities. All other balances are comprised of current and non-current amounts.
The holding company has significant liquid resources that are generally not restricted by insurance regulators. The subsidiary insurance and reinsurance companies are typically subject to a variety of insurance and other laws and regulations that vary by jurisdiction and that are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of the insurance and reinsurance companies to pay dividends or make distributions to parent companies. The company’s consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the insurance and reinsurance companies for cash and investments to provide additional insight into the company’s liquidity, financial leverage and capital structure.
These consolidated financial statements were approved for issue by the company’s Board of Directors on March 6, 2026.
3.
Summary of Material Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.
Consolidation
Subsidiaries – The company’s consolidated financial statements include the assets, liabilities, equity, income, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity that the company controls. The company controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date control is acquired (typically the acquisition date), and the operating results of subsidiaries divested are included up to the date control ceased. Any difference between the fair value of the consideration received and the carrying value of a divested subsidiary is recognized in the consolidated statement of earnings, and foreign currency translation gains (losses) of that subsidiary are recycled from accumulated other comprehensive income (loss) to the consolidated statement of earnings.
The consolidated financial statements were prepared as of December 31, 2025 and 2024 based on individual holding companies’ and subsidiaries’ financial statements at those dates. Accounting policies of subsidiaries have been aligned with those of the company where necessary. The company’s significant operating subsidiaries are identified in note 27.
Non-controlling interests – Subsequent to initial recognition in a business combination, the carrying value of non-controlling interests is adjusted for the non-controlling interest’s share of the subsidiary’s comprehensive income (loss) and equity transactions. A non-controlling interest’s share of such adjustments is based on its present ownership interest in the subsidiary after consideration of any applicable shareholders’ agreements and other

FAIRFAX FINANCIAL HOLDINGS LIMITED

contractual arrangements. Effects of transactions with non-controlling interests are recorded in common shareholders’ equity if there is no change in control.
Business combinations
Business combinations are accounted for using the acquisition method of accounting whereby at the date of acquisition the consideration transferred is measured at fair value and the company recognizes the identifiable assets acquired and the liabilities assumed at fair value. For each business combination, where applicable, the company determines whether to initially record non-controlling interest at fair value or as the proportionate share of the identifiable net assets of the acquired subsidiary.
An existing equity interest in an acquired subsidiary is remeasured to fair value at the date of the business combination with any gain or loss recognized in the consolidated statement of earnings, either in net gains (losses) on investments for a non-insurance subsidiary or in gain on consolidation of insurance subsidiaries for an insurance or reinsurance subsidiary.
Goodwill and intangible assets
Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for impairment testing. Goodwill is assessed annually for impairment or more frequently if there are indicators of impairment by comparing the carrying value of a cash-generating unit, inclusive of its allocated goodwill, to its recoverable amount, with any goodwill impairment measured as the excess of the carrying amount over the recoverable amount. An impairment loss is recorded in other insurance operating expenses or non-insurance expenses in the consolidated statement of earnings. Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated.
Intangible assets – Intangible assets are initially recognized at cost, or at fair value when acquired through a business combination. Intangible assets with a finite life are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method over the estimated useful life, and carrying value is re-assessed when there are indicators of impairment. Indefinite-lived intangible assets are not subject to amortization and are assessed annually for impairment or more frequently if there are indicators of impairment. When the carrying value of an intangible asset exceeds its recoverable amount, an impairment loss is recorded in other insurance operating expenses or non-insurance expenses in the consolidated statement of earnings.
Investments in associates
Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. An investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company’s share of net assets of the associate. An existing equity interest in an acquired associate is remeasured to fair value at the date significant influence is obtained and included in the carrying value of the associate.
The fair value of associates is estimated at each reporting date using valuation techniques consistent with those applied to the company’s other investments in equity instruments. See “Determination of fair value” under the heading of  “Investments” in this note for further details. If there is objective evidence that the carrying value of an associate is impaired, it is written down to its recoverable amount, being the higher of the associate’s fair value and value-in-use. The unrealized impairment loss is recognized in share of profit (loss) of associates in the consolidated statement of earnings and may be reversed, subject to certain limits, in future periods if the circumstances that led to the impairment no longer exist.
Upon loss of significant influence, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income (loss) are recycled to the consolidated statement of earnings except those related to defined benefit pension or post retirement plans which are reclassified to retained earnings. Gains and losses on loss of significant influence or disposition of an associate are recognized in net gains (losses) on investments in the consolidated statement of earnings.
Investments in joint ventures
Investments in joint ventures are accounted for using the equity method and are comprised of investments in corporations and limited partnerships where the company has joint control together with one or more third parties by contractual agreement. Joint control requires the unanimous consent of all parties sharing control to make decisions regarding the joint venture’s relevant activities. Upon loss of joint control, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income (loss) are reclassified to the consolidated statement of earnings except those related to defined benefit pension or post retirement plans which are reclassified to retained earnings. Gains and losses on loss of joint control or disposition of a joint venture are recognized in net gains (losses) on investments in the consolidated statement of earnings. Investments in joint ventures and all related activity are presented with investments in associates in these consolidated financial statements.
Consolidated statement of cash flows
The company’s consolidated statement of cash flows is prepared in accordance with the indirect method, classifying cash flows by operating, investing and financing activities.
Cash and cash equivalents – Cash and cash equivalents consist of holding company, subsidiary and Fairfax India cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased, and exclude cash and short term highly liquid investments that are restricted.
Investments
Investments include cash and cash equivalents, short term investments, bonds, equity instruments, investments in associates, derivative assets, other invested assets (primarily investment property) and derivative obligations. Management determines the appropriate classifications of investments at their acquisition date.
Classification – Short term investments, bonds, preferred stocks, common stocks, and derivatives are classified at fair value through profit or loss (FVTPL). The company manages these investments on a fair value basis, using fair value information to assess investment performance and to make investment decisions. The company has not elected to irrevocably designate any of its common stocks or preferred stocks at fair value through other comprehensive income. The company classifies its short term investments and bonds based on both the company’s business model for managing those financial assets and their contractual cash flow characteristics. While the contractual cash flows of certain of the company’s short term investments and bonds are solely principal and interest, those investments are neither held for the purpose of collecting contractual cash flows nor held both for collecting contractual cash flows and for sale. The collection of contractual cash flows is incidental to the company’s business model of maximizing total investment return on a fair value basis.
Recognition and measurement – The company recognizes purchases and sales of investments on the trade date, the date on which the company commits to purchase or sell the investment. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities. Investments classified at FVTPL are initially recognized at fair value with transaction costs recorded as investment expenses (a component of interest and dividends) in the consolidated statement of earnings.
Subsequent to initial recognition, investments classified at FVTPL are measured at fair value with changes in fair value reported in the consolidated statement of earnings as investment income, comprised of interest and dividends and net gains (losses) on investments. Interest and dividends represent interest income on short term investments and bonds calculated using the effective interest method, and dividends received on holdings of common stocks and preferred stocks, net of investment expenses. All other changes in fair value are reported in net gains (losses) on investments in the consolidated statement of earnings. For short term investments and bonds, the sum of their interest income and net gains (losses) on investments is equal to their total change in fair value for the reporting period.
For investments classified at FVTPL, the company further disaggregates net gains (losses) on investments into realized and unrealized components in note 5. Where a financial instrument continues to be held by the company at the end of a reporting period, changes in the fair value of that instrument during the reporting period, excluding those changes reported as interest and dividends, are presented in net change in unrealized gains (losses). On disposition or as a result of a change in accounting for that financial instrument, its inception-to-date net gain (loss), excluding those changes previously reported as interest and dividends, is presented as net realized gains (losses). The cumulative unrealized net gain (loss) recognized in prior periods on that financial instrument is then reversed in net change in unrealized gains (losses). The sum of the inception-to-date net gain (loss) and the cumulative reversal of prior period net unrealized gains (losses) equals that financial instrument’s net gain (loss) on investment for the current reporting period as presented in the consolidated statement of earnings.
Interest and dividends and net gains (losses) on investments are reported as operating activities in the consolidated statement of cash flows.
Derecognition – An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Short term investments – Highly liquid debt instruments with maturity dates between three months and twelve months when purchased are classified as short term investments.
Bonds – Debt instruments with maturity dates greater than twelve months when purchased, or illiquid debt instruments with maturity dates of twelve months or less when purchased, are classified as bonds.
Derivatives – Derivatives may include interest rate, credit default, currency and total return swaps, futures, forwards, warrants and consumer price index linked (“CPI-linked”) and option contracts, all of which derive their value primarily from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter (“OTC”). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company’s forwards, CPI-linked derivatives and total return swaps.
The company uses derivatives for investment purposes and to mitigate financial risks arising from its investment holdings and reinsurance contracts, and monitors its derivatives for effectiveness in achieving their risk management objectives where applicable.
The fair value of derivatives in a gain position are presented on the consolidated balance sheet in holding company cash and investments, and in portfolio investments as derivatives and other invested assets. The fair value of derivatives in a loss position are presented on the consolidated balance sheet in derivative obligations. The initial premium paid for a derivative contract, if any, is recorded as a derivative asset and subsequently adjusted for changes in the fair value of the contract at each reporting date. Changes in the fair value of derivatives are recorded as net gains (losses) on investments in the consolidated statement of earnings.
Cash received from counterparties as collateral for derivative contracts is recognized on the consolidated balance sheet in holding company cash and investments or subsidiary cash and short term investments, and a corresponding liability is recognized in accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.
Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet in holding company cash and investments or in portfolio investments as assets pledged for derivative obligations. The portion of the collateral related to changes in fair value of derivative contracts may be repledged by the counterparties holding the collateral.
Determination of fair value – Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements using a three-level fair value hierarchy in accordance with IFRS as described below:
Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company’s common stocks, equity call options and certain warrants are based on published quotes in active markets.
Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company’s investments in bonds are priced based on information provided by independent pricing service providers while much of the remainder, along with most derivative contracts (including total return swaps, U.S. treasury bond forward contracts and certain warrants) are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.
The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. All other such investments in limited partnerships are classified as Level 3.

Level 3 – Inputs include unobservable inputs that management uses to develop assumptions for which market data is limited or unavailable at the measurement date. In some instances, such as for private company preferred shares, management will use limited recent market transactions that are corroborated by industry accepted discounted cash flow models that incorporate one or more unobservable inputs.
Transfers between fair value hierarchy levels are considered effective from the beginning of the annual reporting period in which the transfer is identified.
Valuation techniques used by the company’s independent pricing service providers and third party broker-dealers include use of prices from similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).
The company employs specialist personnel for the valuation of its investment portfolio. Detailed valuations are prepared for those financial instruments that are priced internally, while external pricing received from independent pricing service providers, third party broker-dealers and industry experts are evaluated by the company for reasonableness. The company’s Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company’s Audit Committee.
Foreign currency translation
Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company’s functional currency and the presentation currency of the consolidated group.
Foreign currency transactions – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings in net gains (losses) on investments. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated using the exchange rate at the date the fair value is determined.
Translation of foreign subsidiaries – The functional currency of some of the company’s subsidiaries (principally in Canada, Europe, India, other parts of Asia and South America) differ from the consolidated group’s U.S. dollar presentation currency. Assets and liabilities of these foreign subsidiaries (including goodwill and fair value adjustments arising on their acquisition, where applicable) are translated on consolidation using exchange rates at the balance sheet date. Income and expenses are translated at average exchange rates for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income (loss), and recycled to the consolidated statement of earnings upon loss of control of a foreign subsidiary.
Hedging
At the inception of a hedge transaction the company documents the economic relationship between the hedged item and hedging instrument, and its risk management objective and strategy for undertaking the hedge.
Net investment hedge – The company has designated the principal amount of its Canadian dollar denominated borrowings as a hedge of its net investment in its Canadian subsidiaries with a Canadian dollar functional currency, and has designated the principal amount of its euro denominated borrowings as a hedge of its net investment in its European operations with a euro functional currency. Unrealized gains or losses relating to the effective portions of the hedges are initially recognized in other comprehensive income (loss), and recycled from accumulated other comprehensive income (loss) to the consolidated statement of earnings upon disposal of an investment in a hedged foreign subsidiary or associate. Gains and losses relating to any ineffective portion of the hedges are recorded in net gains (losses) on investments in the consolidated statement of earnings.
Insurance contracts and reinsurance contract assets held
Definition and classification
Insurance contracts – Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified

FAIRFAX FINANCIAL HOLDINGS LIMITED

uncertain future event adversely affects the policyholder, with the possibility of paying, including variability in the timing of payments, significantly more in a scenario where the insured event occurs than when it does not occur. Contracts not meeting the definition of an insurance contract are classified as investment contracts, derivative contracts or service contracts, as appropriate. Insurance contracts include both direct and assumed (reinsurance) insurance contracts issued by the company.
Reinsurance contract assets held – Ceded reinsurance contracts are those contracts under which the company transfers significant insurance risk arising from underlying insurance contracts to another insurer (the reinsurer). Ceded reinsurance contracts do not relieve the company of its liability associated with underlying insurance contracts. Reinsurance contract assets held are presented separately on the consolidated balance sheet to indicate the extent of credit risk and the obligations of the company to its policyholders.
Insurance contracts acquired in a transfer or in a business combination – Insurance contracts acquired in a transfer or in a business combination bear insurance risk on both the future development of incurred claims which have not yet settled and on any unexpired insurance coverage remaining on the acquired contracts.
Unit of account and recognition – Insurance contracts and reinsurance contract assets held are required to be aggregated into portfolios of insurance contracts, based on underlying risk and the management of those risks, then further aggregated into groups based on the underlying expected profitability and date of issuance, with groups not containing contracts issued more than one year apart.
Insurance contracts are recognized from the earliest of: the beginning of the insurance contract’s coverage period; when payment from the policyholder becomes due or, if there is no contractual due date, when it is received; and when a contract is onerous.
Reinsurance contract assets held that provide proportionate reinsurance coverage are recognized from the later of: the beginning of the reinsurance contract’s coverage period; and when underlying insurance contracts are initially recognized.
Reinsurance contract assets held that do not provide proportionate reinsurance coverage are recognized at the beginning of the coverage period for the reinsurance contract unless the company recognizes onerous insurance contracts at an earlier date which are reinsured and the related reinsurance contract was entered into prior to the onerous contract being recognized, in which case the reinsurance contract assets held are recognized at the date the onerous groups of underlying insurance contracts are recognized.
When insurance contracts and reinsurance contract assets held are recognized, they are added to an existing group of contracts where possible. If the insurance contract cannot be added to an existing group based on the criteria set out above, a new group is formed. Groups of contracts are established on initial recognition and their composition is not revised once all contracts have been added to the group.
For insurance contracts acquired with incurred claims and remaining coverage, the company is considered to have issued a new, separate insurance contract with two coverages: coverage for claims events that have yet to occur and coverage for the development of claims events that have already occurred. For acquired contracts in their settlement period which are fully earned, the company is considered to have issued an adverse development cover for the acquired claim liability. These types of insurance contracts are accounted for as if they were entered into at the date of acquisition or transfer.
Measurement
The company measures its insurance contracts and reinsurance contract assets held, depending on the types of contracts written, using principally two models: Premium Allocation Approach (“PAA”) and to a lesser extent the General Measurement Model (“GMM”), primarily at its Life insurance and Run-off operations. Short-duration contracts where there is no significant variability in cash flows are primarily measured using the PAA, while long-duration contracts, which often include acquired contracts, are primarily measured using the GMM. The principles for initial and subsequent measurement when applying the GMM or the PAA are applicable to property and casualty insurance contracts and life insurance contracts. The measurement components are:
Contract boundary – The contract boundary determines the cash flows that are included in the measurement of a group of insurance contracts and reinsurance contract assets held and is determined by the substantive rights and obligations that exist during the reporting period in which the company can compel the receipt of payments or services or has a substantive obligation to make payments or provide services including insurance coverage.
Fulfillment cash flows within the contract boundary – Fulfillment cash flows are current estimates of cash flows within the contract boundary of a group of contracts which include premiums, claims, acquisition costs and other expenses that the company expects, adjusted to reflect the timing and uncertainty of those amounts with an explicit risk adjustment for non-financial risk.
There are two types of directly attributable costs that are included in the contract boundary:
Acquisition costs – Certain costs of acquiring insurance contracts, consisting of broker commissions, premium taxes, underwriting costs and related overhead are deferred and amortized into earnings as the related premiums are earned. Insurance acquisition cash flows are allocated to groups of insurance contracts based on the contracts that generated the expenses. Insurance acquisition cash flows paid before the recognition of the related group of contracts are recognized as an asset and subsequently derecognized and included within the group of insurance contracts when the related contracts are recognized. At each reporting date, the company assesses for impairment and will recognize impairment losses when the carrying amount of the asset exceeds the expected net cash inflows for the related group of insurance contracts. The company reverses any impairment losses and increases the carrying amount of the asset to the extent that the impairment conditions have reversed.
Other costs that are incurred in fulfilling insurance contracts – These comprise all remaining directly attributable costs that are not categorized as acquisition costs and include losses on claims, together with both allocated and unallocated loss adjustment expenses, and related overhead.
Contracts measured under the Premium Allocation Approach
The company’s insurance contracts are predominantly measured using the PAA, a simplified method permitted under IFRS 17 that is typically applied to short-duration contracts or when it provides a reasonable approximation of the GMM. The company uses the PAA for measuring all insurance contracts and reinsurance contract assets held which are eligible for the simplified methodology. Insurance contracts and reinsurance contract assets held are eligible when the coverage period of each contract in the group is one year or less or the company reasonably expects that the resulting measurement of the liability for remaining coverage (“LRC”) would not differ materially from that of applying the GMM. When comparing the different possible measurements, the company considers the impact of different release patterns of the LRC to the consolidated statement of earnings, the impact of discounting and financial risks, and whether significant variability in the cash flows exists.
Insurance contracts
Initial measurement – On initial recognition of each group of insurance contracts, the carrying amount of the LRC is measured as the premiums received on initial recognition minus any insurance acquisition cash flows allocated to the group, adjusted for any amounts previously recognized for cash flows related to the group (including assets for insurance acquisition cash flows). The company defers and amortizes insurance acquisition cash flows for all groups of contracts. Unless the contracts are onerous, the explicit risk adjustment for non-financial risk is only estimated for the measurement of the liability for incurred claims (“LIC”).
If there are indications that a group of insurance contracts is onerous, then the company recognizes a loss in insurance service expense in the consolidated statement of earnings and increases the LRC if the current estimates of the fulfillment cash flows that relate to remaining coverage exceed the carrying amount of the LRC. This excess is recognized as a loss component within the LRC, which is reported in insurance contract liabilities on the consolidated balance sheet.
Subsequent measurement – The carrying amount of a group of insurance contracts at each reporting date is the sum of the LRC and the LIC. On subsequent measurement, the carrying amount of the LRC is increased by any premiums received and the amortization of insurance acquisition cash flows recognized as expenses, and decreased by the amount recognized as insurance revenue for services provided and any additional insurance acquisition cash flows allocated after initial recognition.
The LIC includes the fulfillment cash flows for losses on claims and expenses that have not yet been paid, including claims that have been incurred but not reported (“IBNR”). It reflects both a risk adjustment for non-financial risk and the time value of money as most of the company’s insurance contracts issued and measured under the PAA typically have a settlement period of over one year.
In each reporting period, the company remeasures the loss component using the same calculation as on initial recognition and reflects any changes by adjusting the loss component as required until the loss component is reduced to zero, with such adjustments recognized in insurance service expenses. If a loss component did not exist on initial recognition but there are indications that a group of contracts is onerous on subsequent measurement, then the company establishes the loss component using the same methodology as on initial recognition.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance contract assets held
Initial measurement – On initial recognition of each group of reinsurance contracts, the carrying amount of the asset for remaining coverage (“ARC”) is measured as the premiums paid (i.e. premiums ceded) on initial recognition, adjusted for ceding commissions that are not contingent on claims and any amounts previously recognized for cash flows related to the group. The company does not recognize any insurance acquisition cash flows for reinsurance contract assets held. For contracts measured under the PAA, the explicit risk adjustment for non-financial risk is only estimated for the measurement of the asset for incurred claims (“AIC”).
When there is an onerous group of underlying contracts, a loss-recovery component is created for the group of reinsurance contract assets held which adjusts the ARC, and determines the amounts that are subsequently presented in the consolidated statement of earnings within net reinsurance result as reversals of recoveries of losses and removed from the cost of reinsurance.
Subsequent measurement – The carrying amount of a group of reinsurance contract assets held at each reporting date is the sum of the ARC and the AIC. On subsequent measurement, the carrying amount of the ARC is increased by any premiums paid, and reduced by the amount recognized as cost of reinsurance for services received.
For contracts measured under the PAA, the asset for incurred claims is measured consistent with the asset for incurred claims under the GMM and reflects a risk adjustment for non-financial risk and the time value of money as most of the company’s reinsurance contract assets held and measured under the PAA typically have a settlement period of over one year.
If a loss-recovery component exists, it is adjusted on subsequent measurement to reflect changes in the loss component of the onerous group of underlying contracts to the extent that it impacts reinsured cash flows, but it cannot exceed the portion of the loss component of the onerous group of underlying contracts that the company expects to recover from the reinsurance contract assets held.
Contracts measured under the General Measurement Model
For insurance and reinsurance contracts which do not meet the eligibility criteria to apply the simplified methodology under the PAA due to longer coverage periods or cash flows which can vary significantly over the term of the insurance contract, the company applies the GMM when determining the carrying amount of the LRC and ARC. The LIC and AIC under both the PAA and GMM are measured consistently.
Measurement of insurance and reinsurance contracts under the GMM differs from the PAA as follows:
Estimate of cash flows for future services
The carrying amount of LRC and ARC include an estimate of all future cash flows of an insurance contract over the life of the contract, including premiums, claims, and associated expenses, and these projections are updated at each reporting date to reflect current estimates.
Discounting
Future cash flows included within the LRC and ARC are discounted to reflect the time value of money and the financial risks associated with those cash flows. Discount rates applied reflect market conditions and the characteristics of the insurance contract liabilities and are updated at each reporting date.
Risk adjustment for non-financial risk
An explicit risk adjustment is included within the LRC and ARC to represent the compensation required for bearing non-financial insurance risks whereas under the PAA, this is not required. The risk adjustment captures the uncertainty in cash flows arising from claims and other non-financial risks.
Contractual service margin (CSM)
The CSM, which is included within the LRC and ARC, represents the unearned profit of an insurance or reinsurance contract that is earned over the coverage period. Changes to future cash flow estimates and the risk adjustment, except those attributable to financial risks, will lead to an adjustment of the CSM.
Insurance contracts acquired in a transfer or in a business combination
Initial measurement – On initial recognition of insurance contracts that are acquired in a transfer or in a business combination, the company records the contracts as if it had entered into them on the acquisition date. For insurance contracts acquired in a transfer, the consideration received or paid represents the premium deemed to be received. For insurance contracts acquired in a business combination, the consideration is deemed to be the insurance contracts’ fair value at the acquisition date. Acquired contracts which are in their settlement period are included within the LRC and their coverage period extended to reflect the expected settlement of these claims.
Subsequent measurement – On subsequent measurement of insurance contracts that are acquired in a transfer or in a business combination, the company accounts for the contracts using the same measurement principles as applied to other insurance contracts. For contracts which have unexpired risk, the LRC will be recognized in insurance revenue as coverage is provided. For contracts which have claims which have already occurred, the LRC will be recognized in insurance revenue over the expected claims settlement pattern with the claims being recognized within insurance service expenses as those claims are settled.
Derecognition and contract modification
An insurance contract is derecognized when it is extinguished, i.e. when the specified obligations in the contract expire or are discharged or cancelled. An insurance contract is also derecognized if its terms are modified in a way that would have significantly changed the accounting for the contract had the new terms always existed, in which case a new contract based on the modified terms is recognized. If an insurance contract modification does not result in derecognition, then the changes in cash flows caused by the modification are treated as changes in estimates of fulfillment cash flows.
Presentation
Any assets or liabilities recognized for cash flows arising before the recognition of the related group of contracts (including any assets for insurance acquisition cash flows) are included in the carrying amount of the related portfolios of contracts (see note 8).
Amounts recognized in the consolidated statement of earnings for insurance contracts are disaggregated into (i) an insurance service result, comprised of insurance revenue and insurance service expenses (“net insurance result”), (ii) cost of reinsurance and recoveries of insurance service expense (“net reinsurance result”), and (iii) net finance income or expenses from insurance contracts.
Changes in the risk adjustment for non-financial risk are not disaggregated between the insurance service result and net finance income or expenses from insurance contracts. All changes in the risk adjustment for non-financial risk are included in the insurance service result in the consolidated statement of earnings.
Consolidated Statement of Earnings
Insurance revenue
Contracts measured under the PAA
For contracts measured under the PAA, the company recognizes insurance revenue based on the expected premium receipts and the passage of time over the coverage period of a group of contracts unless the release of risk differs significantly from the passage of time, such as with certain acquired contracts. In those instances insurance revenue is recognized based on the release of risk.
Contracts measured under the GMM
Insurance revenue is recognized over the coverage terms of the underlying policies in accordance with the level of protection provided, which is represented by the total of the changes in the LRC for which consideration is expected, comprised of the following:
•
a release of the CSM, measured based on services provided as described below;

•
changes in the risk adjustment for non-financial risk relating to current services;

•
claims and other insurance service expenses incurred in the period, measured at the amounts expected at the beginning of the year;

•
insurance revenue would be reduced by systematic allocations to the loss component for changes in risk adjustment and incurred claims and other insurance service expenses;

•
amortization of insurance acquisition cash flows; and

FAIRFAX FINANCIAL HOLDINGS LIMITED

•
other amounts, including premium experience adjustments related to current or past service.

The amount of the CSM that is recognized as insurance revenue in each period is determined by calculating the amount of insurance services provided in the current period compared to future periods over the expected coverage period. The expected coverage period reflects the coverage term and expectations of insured events occurring to the extent that they affect the expected coverage period.
Insurance service expense
Insurance service expenses arising from insurance contracts are recognized in the consolidated statement of earnings as they are incurred and include losses on claims, other insurance service expenses, amortization of insurance acquisition costs, losses and reversals of losses on onerous contracts, and impairment losses and reversals of those impairment losses on insurance acquisition cash flow assets.
Net reinsurance result
Net reinsurance result comprises the cost of reinsurance less recoveries of insurance service expenses from reinsurers. The cost of reinsurance is recognized in the consolidated statement of earnings as services are received from the reinsurer over the coverage period. Recoveries of insurance service expenses from reinsurers are recognized in the consolidated statement of earnings as claims and other insurance service expenses are recovered, including any changes in expectations for these amounts, and recoveries and reversals of recoveries of the loss-recovery component. The establishment of the loss-recovery component and subsequent increases or decreases in the loss-recovery component related to future service are presented in net reinsurance result.
Net finance income or expense from insurance contracts and reinsurance contract assets held
Net finance income or expense from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings are principally comprised of changes in the carrying amounts of insurance and reinsurance contracts arising from the effects of the time value of money. The sources of the insurance finance income and expense arise from the effects of discounting the fulfillment cash flows within the ARC and LRC under the GMM and the AIC and LIC under all measurement models at current rates; discounting the ARC and LRC under the PAA where a significant financing component exists and accreting interest on the CSM at locked-in rates.
Insurance contract receivables and payables
Insurance contract receivables and payables primarily consist of amounts owing from and to agents, brokers, third party administrators and other intermediaries that are not directly attributable to a specific group of insurance or reinsurance contracts.
Foreign currency transactions in insurance contracts and reinsurance contract assets held
Foreign currency transactions within groups of insurance contracts and reinsurance contract assets held are accounted for using a multi-currency approach whereby each group’s underlying cash flows are accounted for in their transactional currencies and each group of contracts, including a group’s CSM, is considered a monetary item. The underlying currencies within a group are therefore translated at the end of a reporting period into the functional currency of the respective insurance operating company at period-end exchange rates.
Income taxes
The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except when related to items recognized in other comprehensive income (loss) or in equity. In those cases, the income taxes are also recognized in other comprehensive income (loss) or in equity, respectively, except for dividends where the income taxes are recognized in earnings, other comprehensive income (loss) or equity according to where the transactions that generated the distributable profits were recognized.
Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income.
Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income (loss) are recognized in other comprehensive income (loss) while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.
Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.
Deferred income tax is not recognized on unremitted earnings of subsidiaries where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.
Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.
Current income tax includes Pillar Two global minimum taxes. The company has applied the mandatory exception to recognizing and disclosing information about deferred income tax related to Pillar Two global minimum taxes.
Assets held for sale and liabilities associated with assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through sale rather than through continuing use. A disposal group consists of assets to be transferred as a group, liabilities directly related to those assets and any goodwill acquired in a business combination allocated to the disposal group if the disposal group is a cash-generating unit. Classification as held for sale requires that management be committed to the sale, the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition, and the sale is expected to be completed within one year from the date of classification.
Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.
Investment property
Investment property consists of real estate held by the company for capital appreciation, rental income, or both, and is initially recorded at cost, including transaction costs, and subsequently measured at fair value. On the consolidated balance sheet investment property is included in portfolio investments by the insurance and reinsurance companies and in other assets by the non-insurance companies. In the consolidated statement of earnings, insurance and reinsurance companies record investment property rental income and direct expenses in interest and dividends, and changes in fair value in net gains (losses) on investments, while non-insurance companies record investment property rental income and changes in fair value in non-insurance revenue, and direct expenses in non-insurance expenses.
Non-insurance revenue
Non-insurance revenue is primarily comprised of revenue earned by the non-insurance companies. Revenue from restaurant and retail sales is recognized when the company provides goods to the customer and receives payment. Revenue from the sale of other goods is typically recognized when shipped to the customer, with payment received in advance of shipment. The shipping and handling performance obligation is recorded as a contract liability and recognized as revenue once the services have been performed. Revenue from providing travel, hospitality and other non-insurance services is recognized over time based on measured progress towards complete satisfaction of the related performance obligations. Payment is usually received at the time of initial booking for travel and hospitality services, and received in installments for other services. Unconditional payments due from customers for satisfied performance obligations are recorded as non-insurance revenue receivables within other assets on the consolidated balance sheet. Customer prepayments are recorded as deferred revenue within accounts payable and accrued liabilities on the consolidated balance sheet and are not recognized as revenue until the shipment of goods or provision of services occurs. Certain contracts include multiple deliverables which are accounted for as separate performance obligations, with the transaction price allocated to the performance obligations based on their individual selling prices.
Non-insurance expenses
Non-insurance expenses is primarily comprised of the cost of inventories sold or services provided and the operating expenses of the non-insurance companies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Equity
Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase of equity instruments are recognized in equity, net of tax.
Treasury shares are equity instruments repurchased by the company which have not been canceled and are deducted from equity on the consolidated balance sheet, irrespective of the objective of the purchase. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.
Dividends and other distributions to holders of the company’s equity instruments are recognized directly in equity.
Net earnings per share attributable to shareholders of Fairfax
Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares redeemed, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.
Net earnings (loss) per diluted share – Diluted net earnings (loss) per share is calculated in the same manner as basic net earnings (loss) per share except that the weighted average number of subordinate and multiple voting shares outstanding during the period is adjusted for the dilutive effect, if any, of share-based payments.
New accounting pronouncements issued but not yet effective
The following new pronouncements have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2025. The company does not expect to adopt them in advance of their effective dates.
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
On May 30, 2024 the IASB issued targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures which included clarifying the date of recognition and derecognition of some financial assets and liabilities, with an exception relating to the derecognition of financial liabilities that are settled using an electronic payment system, and additional required disclosures for financial assets and liabilities with contractual terms that reference a contingent event (including environmental, social and governance linked features). The amendments are applied retrospectively on or after January 1, 2026 with early application permitted. An entity is not required to restate comparative information when it first applies these amendments, however, is permitted to do so only if possible without the use of hindsight. If an entity does not restate prior periods, the cumulative effect of initially applying the amendments is recognized as an adjustment to opening equity. The amendments will not have a significant impact on the company’s consolidated financial statements.
IFRS 18 Presentation and Disclosure in Financial Statements
On April 9, 2024 the IASB issued IFRS 18 which replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to present specified categories and defined subtotals in the statement of earnings and to provide disclosures on management-defined performance measures (“MPMs”) in the notes to the financial statements, and also makes certain amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share.
The adoption of IFRS 18 is expected to result in changes to the presentation of the company’s consolidated financial statements, principally within the consolidated statement of earnings where income and expenses will be classified into specified categories (i.e. operating, investing, financing, income taxes and discontinued operations) and new defined subtotals will be required, including “operating earnings” and “earnings before interest expense and income taxes”. Certain income and expenses, such as share of profit of associates, must be presented under investing and not operating, which is a different category than the company’s current presentation, and foreign exchange differences will be presented within the same category as the related income or expense. The company has determined that its main business activities under IFRS 18 include the specified main business activity of investing in assets, which will affect the classification of the company’s investment income and expenses within the categories in its consolidated statement of earnings. Changes to the presentation of the consolidated balance sheet are expected to be limited and primarily relate to enhanced disaggregation of certain balance sheet line items. Certain non-GAAP and other financial measures not specified by IFRS Accounting Standards that are used by the company outside of its consolidated financial statements to communicate the company’s financial performance may be identified as MPMs under IFRS 18. MPMs must be disclosed in a single note in the company’s consolidated financial statements and each MPM will include a reconciliation to the most directly comparable subtotal or total required by IFRS Accounting Standards. The standard is to be applied retrospectively, with specific transition provisions, for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The company is currently evaluating the impact of IFRS 18 on its consolidated financial statements.
4.
Critical Accounting Estimates and Judgments

In the preparation of the company’s consolidated financial statements, management has made a number of critical accounting estimates and judgments as described below, and in certain notes to the consolidated financial statements: measurement of insurance contracts and reinsurance contract assets held in notes 8 and 9 respectively; determination of fair value for financial instruments in note 5; carrying value of goodwill and intangibles in note 12; and contingencies in note 20. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable.
Insurance contracts and reinsurance contract assets held
Fulfillment cash flows – Fulfillment cash flows comprise estimates of future cash flows, adjusted to reflect the time value of money for both financial and non-financial risk. These estimates reflect a range of possible scenarios and outcomes, where the cash flows from each scenario are discounted and weighted by the estimated probability of that outcome to derive an expected present value. The estimates of future cash flows reflect the company’s view of current conditions at the reporting date. This information includes both internal and external historical data about claims and other experience, updated to reflect current expectations of future events that might affect those cash flows.
The model to value the fulfillment cash flows may also include certain qualitative adjustments using professional judgment in circumstances where, in the company’s view, the existing inputs, assumptions, or modelling techniques do not capture all relevant risk factors. Where, through model development, the company identifies that the existing models do not capture all relevant risk factors or have other input or data limitations, post-model adjustments are used to address temporary shortcomings. Such adjustments may require significant judgment and may affect the amounts recognized.
The most significant judgments within the estimates of fulfillment cash flows are for property and casualty insurance provision for losses and loss adjustment expenses, which include estimates of future cash flows from losses on claims which have not yet been paid and that are included within the LIC. The judgments used to determine the future cash flows from losses on claims include the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claim severity and frequency, developing case law and other factors, including inflation. These balances are estimated using generally accepted actuarial standards, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses and related claims expenses for both reported claims and IBNR claims as at each balance sheet date. The assumptions underlying the estimation of provision for losses and loss adjustment expenses are regularly reviewed and updated by the company to reflect recent and emerging trends in experience and changes in the risk profile of the business. The estimation techniques employed by the company in determining provision for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the “Insurance contracts” and “Reinsurance contract assets held” sections of note 3 of these consolidated financial statements, and in the “Underwriting Risk” section of note 22 and in note 8 for the historic development of the company’s insurance contract liabilities (adjustments to LIC).
Risk adjustment for non-financial risk – The risk adjustment for non-financial risk represents the compensation that the company requires for bearing uncertainty with respect to both the amount and the timing of cash flows that arise from the non-financial risk of the company’s insurance contracts issued and reinsurance contract assets held. The risk adjustment is measured at each of the company’s insurance and reinsurance subsidiaries, reflecting their estimates of uncertainty, diversification benefits and expected favourable and unfavourable outcomes. For reinsurance contract assets held, the risk adjustment for non-financial risk represents the amount of risk being transferred by the company to the reinsurer. The company aggregates the sum of risk adjustments across its insurance and reinsurance subsidiaries and does not redistribute further benefits of diversification achieved at a consolidated level between subsidiaries. The insurance and reinsurance subsidiaries generally use stochastic bootstrapping for claims loss reserves and combines the resulting loss distributions with distributions for premiums, expenses, catastrophe losses and other risks provided using an appropriate dependency structure such as correlation matrices and copula. When determining their risk adjustments two quantile techniques are primarily used: value-at-risk and conditional tail expectation. The company then consolidates using stochastic methods,

FAIRFAX FINANCIAL HOLDINGS LIMITED

applying expected correlation structures between subsidiaries to produce a consolidated distribution. The aggregate risk adjustment is compared to the consolidated distribution to determine the confidence level using a value-at-risk quantile technique, with the confidence level presented in note 8.
Determination of fair value for financial instruments classified as Level 3 in the fair value hierarchy
Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in developing estimates of fair value, particularly for financial instruments classified as Level 3 in the fair value hierarchy as such estimates incorporate unobservable inputs that require management to use its own assumptions. In particular, for private placement debt securities the company uses industry accepted discounted cash flow models to value the instruments. Significant judgments and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates and credit spreads, as applicable. See note 5 for details of the company’s Level 3 financial instruments and the valuation assumptions applied.
Impairment assessments of goodwill and indefinite-lived intangible assets
Goodwill and indefinite-lived intangible assets are assessed annually for impairment, or more frequently if there are indicators of impairment, by comparing the carrying value of the cash-generating unit (“CGU”) or group of CGUs to which these assets are allocated to their recoverable amounts. The company principally uses discounted cash flows to estimate the recoverable amount of a CGU or group of CGUs to which goodwill or indefinite-lived intangible assets have been allocated, and market approaches inclusive of a control premium are used when applicable. Significant judgments and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates and working capital requirements, and also (i) for goodwill, net insurance revenue, investment returns, regulatory capital ratios, other revenues and expenses, and (ii) for indefinite-lived intangible assets, net insurance revenue, other revenues and royalty rates. Discounted cash flows are subject to sensitivity analysis given the uncertainty in preparing forecasts. Details of goodwill and indefinite-lived intangible assets, including the results of annual impairment tests, are presented in note 12.
Determination of significant influence, joint control and control
The determination of whether an investment is an associate, a joint arrangement or a subsidiary requires consideration of all facts and circumstances, and typically begins with an analysis of the company’s proportion of the investee’s voting rights. Judgment may be required to determine the existence of significant influence, joint control or control when it involves elements such as contractual arrangements between shareholders, currently exercisable potential voting rights through warrants or convertible instruments, significant shareholdings relative to other third party shareholders, and regulatory restrictions on board representation, voting rights, or relevant activities of the investee. De facto control over an investee without holding the majority of its voting rights may occur due to dispersion of third party shareholdings and other factors. Conversely, having significant influence over an investee when holding the majority of its voting rights may occur due to regulatory and other restrictions that limit the application of voting and other rights. The company also holds investments in associates and unconsolidated structured entities where the company provides significant funding and contractual arrangements rather than voting power govern the decision-making over relevant activities of the investee. Structured entities are not consolidated when the company does not have unilateral power to direct their relevant activities to influence returns. The company regularly reviews its exposure to risks arising from its investees and discloses the nature, extent and financial effects of those interests in other entities where material. The company’s investments in associates and joint ventures are presented in note 6, business combinations and divestitures are presented in note 21 and subsidiaries are presented in note 27.

5.
Cash and Investments

Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.
	December 31, 2025	December 31, 2024
Holding company
Cash and cash equivalents(1)	197.2	663.2
Short term investments	19.5	51.6
Bonds	328.7	444.8
Preferred stocks	12.7	20.2
Common stocks(2)	141.4	92.5
Derivatives (note 7)	1,817.6	1,036.8
	2,517.1	2,309.1
Assets pledged for derivative obligations:
Cash equivalents	–	101.1
Bonds	207.8	92.5
	207.8	193.6
Holding company cash and investments as presented on the consolidated balance sheet	2,724.9	2,502.7
Derivative obligations (note 7)	(8.0)	(0.6)
	2,716.9	2,502.1
Portfolio investments(3)
Cash and cash equivalents(1)	6,563.7	6,662.1
Short term investments	2,415.5	958.4
Bonds	39,988.8	37,390.3
Preferred stocks	2,307.4	2,365.0
Common stocks(2)	9,204.0	7,464.2
Investments in associates (note 6)	8,362.3	7,153.3
Derivatives (note 7)	1,029.5	538.0
Other invested assets(4)	734.8	621.7
	70,606.0	63,153.0
Assets pledged for derivative obligations:
Bonds	190.8	150.8
Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(1)	22.0	86.2
Bonds	42.6	157.1
Common stocks	445.1	321.0
Investments in associates (note 6)	1,615.3	1,352.3
	2,125.0	1,916.6
Portfolio investments as presented on the consolidated balance sheet	72,921.8	65,220.4
Derivative obligations (note 7)	(778.9)	(356.3)
	72,142.9	64,864.1
Total cash and investments, net of derivative obligations	74,859.8	67,366.2

(1)
Includes aggregate restricted cash and cash equivalents at December 31, 2025 of  $644.6 (December 31, 2024 – $1,400.1). See note 25.

(2)
Includes aggregate investments in limited partnerships with a carrying value at December 31, 2025 of  $2,368.8 (December 31, 2024 – $2,282.3).

(3)
Excludes portfolio investments of the Eurolife Life Operations totaling $1,663.6, comprised principally of bonds of  $1,403.8, that were classified as held for sale on the consolidated balance sheet at December 31, 2025. See note 21.

(4)
Comprised primarily of investment property.

Restricted cash and cash equivalents
Restricted cash and cash equivalents at December 31, 2025 of  $644.6 (December 31, 2024 – $1,400.1) was comprised of amounts required to be maintained on deposit with various regulatory authorities to support the operations of the insurance and reinsurance subsidiaries. Restricted cash at December 31, 2024 included $835.0 held at a depository that was released on January 1, 2025 in connection with the company’s investments in Blizzard Vacatia Equity Partners LLC (“Blizzard Vacatia”).
On January 1, 2025 the company acquired a 50.0% equity interest in Blizzard Vacatia as described in note 6. The company’s total cash investment of  $835.0 was comprised of a senior secured loan of  $365.0, preferred shares of $275.0 (which were classified as bonds due to their redemption features), a mortgage-backed loan of  $170.0 (subsequently sold on December 12, 2025) and common shares of  $25.0. Refer to note 25 for details of restricted cash and cash equivalents presented on the consolidated balance sheet.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Pledged cash and investments
The company’s subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or collateral for letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company’s subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company’s subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.
The table that follows summarizes assets pledged to third parties by the nature of the pledge requirement (excluding assets pledged in favour of Lloyd’s (note 20), for derivative obligations and for certain intercompany reinsurance arrangements). Pledged assets primarily consist of cash and cash equivalents, short term investments and bonds within portfolio investments on the consolidated balance sheet.
	December 31, 2025	December 31, 2024
Regulatory deposits	7,817.8	6,714.4
Security for reinsurance and other	1,877.4	1,809.5
	9,695.2	8,523.9
Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2025 bonds containing call, put and both call and put features represented $8,766.5, $671.3 and $5.7 respectively (December 31, 2024 – $9,657.6, $148.9 and $448.1) of the total fair value of bonds. The table below excludes: at December 31, 2025, the impact of U.S. treasury bond forward contracts to sell long-dated U.S. treasury bonds with a notional amount of  $246.6 that economically hedge the company’s exposure to interest rate risk (December 31, 2024 – nil); at December 31, 2024, the impact of interest rate swaps with a notional amount of  $1,900.0 that provided the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the net purchases of first mortgage loans completed during 2023; and at December 31, 2024, the impact of U.S. treasury bond forward contracts to buy long-dated U.S. treasury bonds with a notional amount of  $1,330.2.
	December 31, 2025		December 31, 2024
	Amortized cost(1)(2)	Fair value(1)(2)	Amortized cost(1)	Fair value(1)
Due in 1 year or less(3)	9,473.6	9,182.3	9,324.8	9,117.2
Due after 1 year through 3 years(3)(4)	13,652.3	13,720.5	8,110.9	7,975.6
Due after 3 years through 5 years(3)(5)	14,796.8	15,196.6	6,939.6	7,004.5
Due after 5 years through 10 years(6)	2,233.2	2,225.4	12,309.6	12,273.6
Due after 10 years(7)	415.7	433.9	2,036.2	1,864.6
	40,571.6	40,758.7	38,721.1	38,235.5
Effective interest rate(8)		5.4%		5.2%

(1)
Includes bonds held by the holding company and Fairfax India.

(2)
Excludes the bonds of the Eurolife Life Operations totaling $1,403.8 that were classified as held for sale on the consolidated balance sheet at December 31, 2025. See note 21.

(3)
Includes the company’s investments in first mortgage loans at December 31, 2025 of  $5,402.5 (December 31, 2024 – $4,777.8) secured by real estate predominantly in the U.S., Europe and Canada.

(4)
Includes U.S. treasury bonds at December 31, 2025 of  $7,372.2 (December 31, 2024 – $1,379.4) with maturities between 1 to 3 years.

(5)
Includes U.S. treasury bonds at December 31, 2025 of  $11,575.7 (December 31, 2024 – $2,314.5) with maturities between 3 to 5 years.

(6)
Includes U.S. treasury bonds at December 31, 2025 of  $372.1 (December 31, 2024 – $10,222.4) with maturities between 5 to 7 years.

(7)
Includes U.S. treasury bonds at December 31, 2025 of  $0.9 (December 31, 2024 – $1,204.7) with maturities between 28 to 30 years.

(8)
The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the fixed income investment to its gross carrying amount at initial recognition. The effective interest rate does not reflect changes in market interest rates that affect the fair value of the fixed income investment over time.

The increase in the company’s holdings of bonds due after 1 year through 3 years was primarily due to net purchases of U.S. treasury bonds of  $5,740.5, corporate and other bonds of  $994.5 and Canadian government bonds of  $561.6, partially offset by the reclassification of bonds of the Eurolife Life Operations to assets held for sale (see note 21). The increase in the company’s holdings of bonds due after 3 years through 5 years was primarily due to the passage of time impacting their earliest maturity date. The decrease in the company’s holdings of bonds due after 5 years through 10 years was primarily due to the passage of time impacting their earliest maturity date and net sales of U.S. treasury bonds of  $431.0 and corporate and other bonds of  $291.9, partially offset by net purchases of other government bonds of  $917.9. The decrease in the company’s holdings of bonds due after 10 years was primarily due to net sales of U.S. treasury bonds with maturities principally between 28 to 30 years for net proceeds of  $1,173.2.
Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:
	December 31, 2025				December 31, 2024
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents(1)	6,782.9	–	–	6,782.9	7,512.6	–	–	7,512.6
Short term investments:
Canadian government and provincials	1,542.8	–	–	1,542.8	98.5	–	–	98.5
U.S. treasury	107.2	–	–	107.2	217.8	–	–	217.8
Other government	93.6	282.5	–	376.1	55.7	171.0	–	226.7
Corporate and other	–	408.9	–	408.9	–	467.0	–	467.0
	1,743.6	691.4	–	2,435.0	372.0	638.0	–	1,010.0
Bonds:
Canadian government and provincials	–	2,609.8	–	2,609.8	–	2,741.0	–	2,741.0
U.S. treasury	–	20,081.9	–	20,081.9	–	15,863.9	–	15,863.9
U.S. states and municipalities	–	163.1	–	163.1	–	179.6	–	179.6
Other government	–	6,027.5	54.0	6,081.5	–	6,087.4	45.9	6,133.3
Corporate and other(2)	–	4,826.0	6,996.4	11,822.4	–	7,601.0	5,716.7	13,317.7
	–	33,708.3	7,050.4	40,758.7	–	32,472.9	5,762.6	38,235.5
Preferred stocks:
Canadian	18.7	–	12.1	30.8	16.3	–	19.2	35.5
U.S.	–	–	444.9	444.9	–	–	398.9	398.9
Other(3)	16.2	1,527.0	301.2	1,844.4	12.3	1,936.7	1.8	1,950.8
	34.9	1,527.0	758.2	2,320.1	28.6	1,936.7	419.9	2,385.2
Common stocks:
Canadian	1,737.7	101.3	245.7	2,084.7	1,264.5	175.4	332.4	1,772.3
U.S.	1,341.0	39.4	1,640.0	3,020.4	902.4	34.3	1,396.0	2,332.7
Other	2,536.9	644.8	1,503.7	4,685.4	1,757.0	575.7	1,440.0	3,772.7
	5,615.6	785.5	3,389.4	9,790.5	3,923.9	785.4	3,168.4	7,877.7
Derivatives and other invested assets:
Derivatives	–	2,340.4	506.7	2,847.1	–	1,354.2	220.6	1,574.8
Other invested assets(4)	–	–	734.8	734.8	–	–	621.7	621.7
	–	2,340.4	1,241.5	3,581.9	–	1,354.2	842.3	2,196.5
Derivative obligations (note 7)	–	(331.4)	(455.5)	(786.9)	–	(222.7)	(134.2)	(356.9)
Holding company cash and investments and portfolio investments measured at fair value	14,177.0	38,721.2	11,984.0	64,882.2	11,837.1	36,964.5	10,059.0	58,860.6
	21.9%	59.7%	18.4%	100.0%	20.1%	62.8%	17.1%	100.0%
Investments in associates (note 6)(5)	6,217.6	735.8	7,279.7	14,233.1	4,420.5	679.5	5,643.8	10,743.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

(1)
Includes restricted cash and cash equivalents of  $644.6 at December 31, 2025 (December 31, 2024 – $1,400.1). Aggregate restricted cash and cash equivalents at December 31, 2024 included cash of  $835.0 held at a depository in connection with the company’s investments in Blizzard Vacatia that closed on January 1, 2025 as described earlier. See also note 6 and note 25.

(2)
Included in Level 3 are the company’s investments in first mortgage loans at December 31, 2025 of  $5,402.5 (December 31, 2024 – $4,777.8) secured by real estate predominantly in the U.S., Europe and Canada.

(3)
Primarily comprised of the company’s investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited (“Digit”). The company also holds a 49.0% equity interest in Digit as described in note 6.

(4)
Comprised primarily of investment property.

(5)
The fair value of investments in associates is presented separately as such investments are measured using the equity method of accounting.

In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During 2025 and 2024 there were no significant transfers of financial instruments between Level 1 and Level 2. There were no other significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs except as described in the following table which summarizes changes in Level 3 financial assets measured at fair value on a recurring basis. During 2024 the company’s holdings in common shares and compulsory convertible preferred shares of Digit were transferred from investments in associates and preferred stocks classified as Level 3 to Level 2, respectively, due to the completion of the initial public offering of Digit’s general insurance subsidiary, Go Digit General Insurance Limited (“Digit Insurance”) as described in note 6. Also, during 2024 Fairfax India’s holdings in CSB Bank Limited common shares were transferred from investments in associates classified as Level 3 to Level 1 as a result of the release of selling restrictions in August 2024.
	2025
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives, net of derivative obligations	Other invested assets	Total
Balance – January 1	5,762.6	419.9	2,104.8	70.9	992.7	86.4	621.7	10,059.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(5.8)	25.6	152.0	8.2	41.4	259.0	(8.1)	472.3
Purchases(2)(3)	3,181.2	11.5	274.0	–	83.8	39.7	131.3	3,721.5
Transfer into category(4)	–	299.6	–	–	–	–	–	299.6
Sales and distributions(2)(3)	(1,859.0)	(1.4)	(262.8)	(14.6)	(58.6)	(334.0)	(17.0)	(2,547.4)
Unrealized foreign currency translation gains on foreign subsidiaries included in other comprehensive income (loss)	78.6	4.6	16.0	6.6	10.0	0.1	6.9	122.8
Deconsolidation of non-insurance subsidiary	–	(1.6)	–	–	(11.5)	–	–	(13.1)
Assets held for sale (note 21)	(107.2)	–	–	–	(23.5)	–	–	(130.7)
Balance – December 31	7,050.4	758.2	2,284.0	71.1	1,034.3	51.2	734.8	11,984.0
	2024
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives, net of derivative obligations	Other invested assets	Total
Balance – January 1	5,797.0	2,142.0	1,998.2	72.8	957.5	(84.5)	577.0	11,460.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	29.4	57.8	125.1	9.0	80.4	207.2	(28.4)	480.5
Purchases(2)	1,306.3	12.7	203.6	–	160.6	–	94.0	1,777.2
Sales and distributions(2)	(1,280.3)	(1.4)	(203.5)	(8.6)	(191.7)	(35.7)	(7.3)	(1,728.5)
Transfer out of category(5)	(31.8)	(1,784.3)	–	–	–	–	–	(1,816.1)
Unrealized foreign currency translation losses on foreign subsidiaries included in other comprehensive income (loss)	(58.0)	(6.9)	(18.6)	(2.3)	(14.1)	(0.6)	(13.6)	(114.1)
Balance – December 31	5,762.6	419.9	2,104.8	70.9	992.7	86.4	621.7	10,059.0

(1)
Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.

(2)
Private placement debt securities include net purchases of first mortgage loans of  $662.6 (2024 – $103.5).

(3)
On January 1, 2025 the company acquired a 50.0% equity interest in Blizzard Vacatia. The company’s total cash investment of  $835.0 was comprised of a senior secured loan of  $365.0, preferred shares of  $275.0 (classified as bonds due to their redemption features), a mortgage-backed loan of  $170.0 (subsequently sold on December 12, 2025) and common shares of  $25.0. The common shares are recorded and measured using the equity method of accounting. See note 6 for details.

(4)
During 2025 the company’s investment in Atlas Corp. preferred shares was transferred from Level 2 to Level 3 following a change in the observability of the instrument’s credit spread which is used in the valuation of the instrument.

(5)
During 2024 the company’s investment in Digit compulsory convertible preferred shares was transferred from Level 3 to Level 2 following the completion of Digit Insurance’s initial public offering as described above.

The table below presents the valuation techniques and unobservable inputs used to estimate fair values for the company’s significant Level 3 financial assets at December 31, 2025:
Asset class	Carrying value	Valuation technique	Significant unobservable input	Input range used		Effect on fair value if input value is increased
				Low	High
Bonds(a):
Private placement debt securities(1)	1,520.1	Discounted cash flow	Credit spread	2.7%	9.5%	Decrease
Mortgage loans(2)	5,402.5	Market approach	Recent transaction price	N/A	N/A	Increase
		Discounted cash flow	Credit spread	2.3%	9.8%	Decrease
Other	127.8	Various	Various	N/A	N/A	N/A
	7,050.4
Preferred stocks(b):
Private placement preferred shares(1)	676.6	Discounted cash flow	Credit spread	2.7%	4.6%	Decrease
Other	81.6	Various	Various	N/A	N/A	N/A
	758.2
Common stocks(c):
Limited partnerships and other(3)	2,284.0	Net asset value	Net asset value	N/A	N/A	Increase
Private equity funds(3)	492.4	Net asset value	Net asset value	N/A	N/A	Increase
Other	613.0	Various	Various	N/A	N/A	N/A
	3,389.4
Derivatives, net of derivative obligations(d)	51.2	Various	Various	N/A	N/A	N/A
Other invested assets(d):
Investment property(4)	383.2	Income capitalization	Terminal capitalization rate	6.3%	9.0%	Decrease
			Discount rate	8.0%	10.3%	Decrease
			Market rent growth rate	2.2%	3.0%	Increase
			Overall capitalization rate	5.5%	5.5%	Decrease
	215.1	Sales comparison	Price per acre (Cdn$thousands)	40.2	183.6	Increase
			Price per square foot (US$)	120.0	120.0	Increase
			Discount rate	18.0%	18.0%	Decrease
Other	136.5	Various	Various	N/A	N/A	N/A
	734.8
Total	11,984.0

(a)
Included in holding company cash and investments or bonds on the consolidated balance sheet.

(b)
Included in holding company cash and investments or preferred stocks on the consolidated balance sheet.

(c)
Included in holding company cash and investments or common stocks on the consolidated balance sheet.

(d)
Included in holding company cash and investments or derivatives and other invested assets, net of derivative obligations, on the consolidated balance sheet.

(1)
At December 31, 2025 these private placement debt securities and private placement preferred shares were valued using industry accepted discounted cash flow models that incorporated unobservable credit spreads of the issuers. Private placement debt securities consisted of 11 investments, the three largest being $369.3 (Orla Mining Ltd.), $365.0 (Blizzard Vacatia) and $275.0 (Blizzard Vacatia) (December 31, 2024 – 11 investments, the three largest being $125.6 (construction and home building), $121.0 (Amynta Group) and $114.6 (Duke Capital Limited)). By increasing (decreasing) the credit spreads applied at December 31, 2025 by 100 basis points, the fair value of private placement debt securities would collectively decrease by $43.6 (increase by $43.0). Private placement preferred shares consisted of 3 investments, the largest being $299.2 (global containership owner-operator) (December 31, 2024 – 2 investments, the largest being $191.0 (real estate management and development)). By increasing (decreasing) the credit spreads applied at December 31, 2025 by 100 basis points, the fair value of private placement preferred shares would collectively decrease by $49.5 (increase by $74.3).

(2)
At December 31, 2025 these mortgage loans consisted of 112 investments, the largest being $374.2 (December 31, 2024 – 93 investments, the largest being $235.0). By increasing (decreasing) the credit spreads applied at December 31, 2025 by 100 basis points, the fair value of this asset class would collectively decrease by $38.1 (increase by $10.1).

(3)
Limited partnerships and other, and certain private equity funds, are investment funds managed by third party fund managers and general partners that invest in a diverse range of industries and geographies. These investment funds were valued primarily using net asset value statements provided by those third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. Typically investment funds, when they otherwise meet the criteria to be classified as Level 2, are instead classified as Level 3 if they require at least three months’ notice to liquidate or redeem. At December 31, 2025 limited partnerships and other consisted of 45 investments, the three largest being $488.8 (industrials), $283.5 (industrials) and $261.6 (industrials) (December 31, 2024 – 44 investments, the three largest being $320.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

(industrials), $288.4 (oil and gas extraction) and $265.6 (industrials)). By increasing (decreasing) net asset values at December 31, 2025 by 10%, the fair value of limited partnerships and other would collectively increase (decrease) by $228.4.
(4)
These investment property were primarily valued by third party appraisers using an industry accepted income capitalization approach that incorporated unobservable capitalization rates, discount rates and market rent growth rates, as applicable. Certain investment property were valued using an industry accepted direct sales comparison approach that incorporated sale prices from recent comparable market transactions in similar locations.

Investment Income
An analysis of investment income for the years ended December 31 follows:
Interest and dividends and Share of profit of associates
	2025	2024
Interest income:
Cash and short term investments	341.0	359.8
Bonds	2,109.2	2,055.3
Derivatives and other invested assets	(23.3)	(68.5)
	2,426.9	2,346.6
Dividends:
Preferred stocks(1)	57.0	164.7
Common stocks	170.2	98.2
	227.2	262.9
Investment expenses	(80.1)	(97.6)
Interest and dividends	2,574.0	2,511.9
Share of profit of associates (note 6)	816.1	956.3

(1)
On October 30, 2024 the company received a dividend of  $112.3 from Digit on the company’s investment in Digit compulsory convertible preferred shares. See note 6 for details.

Net gains (losses) on investments
	2025			2024
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks(1)	391.3	1,099.9	1,491.2	507.0	(210.2)	296.8
Bonds and preferred stocks – convertible	100.2	78.5	178.7	18.2	(3.6)	14.6
Other equity derivatives(2)(3)	210.1	838.4	1,048.5	375.3	564.0	939.3
Disposition of non-insurance associates(4)(5)(6)(7)	233.8	–	233.8	575.5	–	575.5
Other	97.9	–	97.9	32.8	–	32.8
Long equity exposures and financial effects	1,033.3	2,016.8	3,050.1	1,508.8	350.2	1,859.0
Bonds	(190.6)	573.8	383.2	(16.5)	(590.8)	(607.3)
U.S. treasury bond forward contracts	(42.7)	44.9	2.2	(90.0)	(34.0)	(124.0)
Total bonds	(233.3)	618.7	385.4	(106.5)	(624.8)	(731.3)
Foreign currency(8)	(377.3)	(62.4)	(439.7)	166.6	(191.8)	(25.2)
Other	(59.3)	214.9	155.6	(17.9)	(17.4)	(35.3)
Net gains (losses) on investments	363.4	2,788.0	3,151.4	1,551.0	(483.8)	1,067.2

(1)
During 2025 the company sold 25 million common shares of Orla Mining Ltd. (“Orla Mining”) for cash proceeds of  $316.5 (Cdn$441.1) and recorded a realized gain of  $228.1, of which $52.5 was recognized as unrealized gains in prior years. The company continued to hold Orla Mining common shares with a fair value of  $423.6 at December 31, 2025.

(2)
Other equity derivatives include long equity total return swaps and equity warrants and options. Net change in unrealized gains (losses) in 2025 included $782.7 of unrealized gains (2024 – $515.8) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares principally related to the increase in market value movement on Fairfax subordinate voting shares in the period for which collateral was pledged by the counterparties, with the fair value of  $1,815.4 at December 31, 2025 (December 31, 2024 – $1,032.7) recorded in holding company cash and investments, as described in note 7.

(3)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are generally required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement. Net realized gains (losses) in 2025 included $57.9 of realized gains (2024 – $517.7) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, which represented cash-settlement amounts on market value movement since previous reset date of  $57.9 (2024 – $295.3). Realized gains in 2024 also included the cash-settlement of  $222.4 on closing $68.5 original notional amount of contracts, recorded in holding company cash and investments.

(4)
On March 28, 2025 the company sold its investment in Sigma Companies International Corp. for total consideration of  $327.1 and recorded a net realized gain of  $178.7 as described in note 6.

(5)
During 2025 the company sold 96.9 million shares of Eurobank for cash consideration of  $248.5 (€232.9) and recorded a net realized gain of  $58.5 as described in note 6.

(6)
On November 1, 2024 the company sold its investment in Stelco for total consideration of  $638.1 and recorded a net realized gain of  $343.7 as described in note 6.

(7)
On December 20, 2024 the company acquired additional interests in Peak Achievement, increasing its ownership from 42.6% to 100.0%. Accordingly, the company commenced consolidating Peak Achievement and recorded a realized remeasurement gain of  $203.4 in the consolidated statement of earnings as described in note 21.

(8)
Foreign currency net losses during 2025 were primarily related to foreign currency net losses on foreign currency contracts, underwriting activities and investing activities. Foreign currency net losses on investing activities during 2025 primarily related to the strengthening of the U.S. dollar relative to the Indian rupee on Indian rupee denominated investments. Foreign currency net losses on investing activities during 2024 primarily related to the strengthening of the U.S. dollar relative to the Brazilian real, Canadian dollar and Egyptian pound on investments denominated in those currencies.

6.
Investments in Associates

The company’s investments in associates and joint ventures were comprised as follows:
	December 31, 2025					Year ended December 31, 2025
			Carrying value
	Ownership percentage(a)	Fair value(b)	Associates and joint ventures	Fairfax India associates(c)	Total	Share of profit (loss)
Insurance and reinsurance:
Go Digit Infoworks Services Private Limited (“Digit”)	49.0%	512.1	362.1	–	362.1	55.1
Albingia SA (“Albingia”)(1)	33.0%	246.3	254.0	–	254.0	7.5
Other	–	320.3	223.3	–	223.3	4.3
		1,078.7	839.4	–	839.4	66.9
Non-insurance(3):
India
Bangalore International Airport Limited (“Bangalore Airport”)(14)	74.0%	2,187.4	–	1,038.6	1,038.6	43.8
CSB Bank Limited (“CSB Bank”)	40.0%	353.6	–	209.2	209.2	25.8
Quess Corp Limited (“Quess”)(3)(4)	34.7%	118.3	190.9(d)	–	190.9	(23.4)
IIFL Capital Services Limited (“IIFL Capital”, formerly IIFL Securities)	30.6%	383.5	17.3	131.2	148.5	22.4
Seven Islands Shipping Limited (“Seven Islands”)	48.5%	162.4	–	126.6	126.6	33.3
Sanmar Chemical Enterprises Limited (“Sanmar”, formerly Sanmar Chemicals Group)	39.3%	101.6	–	78.5	78.5	(45.2)
Other	–	152.5	202.1	31.2	233.3	1.6
		3,459.3	410.3	1,615.3	2,025.6	58.3
Real estate
KWF Real Estate Ventures Limited Partnerships (“KWF LPs”)	–	125.6	125.6(d)	–	125.6	(4.4)
Other	–	223.0	223.0	–	223.0	13.9
		348.6	348.6	–	348.6	9.5
Other
Eurobank S.A. (“Eurobank”)(3)(5)	32.2%	4,703.0	2,728.2	–	2,728.2	474.1
Poseidon Corp. (“Poseidon”, formerly Atlas)	45.3%	2,640.4	2,046.4	–	2,046.4	286.9
EXCO Resources Inc. (“EXCO”)	49.3%	591.6	512.6	–	512.6	52.5
Waterous Energy Fund III(3)(6)	75.6%	390.2	390.2	–	390.2	(64.7)
Helios Fairfax Partners Corporation (“HFP”)	36.2%	54.1	155.8	–	155.8	(7.1)
Partnerships, trusts and other(7)(8)(9)	–	967.2	930.8	–	930.8	(60.3)
		9,346.5	6,764.0	–	6,764.0	681.4
		13,154.4	7,522.9	1,615.3	9,138.2	749.2
Investments in associates		14,233.1	8,362.3	1,615.3	9,977.6	816.1
As presented on the consolidated balance sheet:
Investments in associates		11,057.7			8,362.3
Fairfax India investments in associates		3,175.4			1,615.3
		14,233.1			9,977.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31, 2024					Year ended December 31, 2024
			Carrying value
	Ownership percentage(a)	Fair value(b)	Associates and joint ventures	Fairfax India associates(c)	Total	Share of profit (loss)
Insurance and reinsurance:
Go Digit Infoworks Services Private Limited (“Digit”)(2)	49.0%	434.9	325.3	–	325.3	59.7
Other	–	311.0	207.5	–	207.5	(2.0)
		745.9	532.8	–	532.8	57.7
Non-insurance(3):
India
Bangalore International Airport Limited (“Bangalore Airport”)	64.0%	1,632.0	–	787.5	787.5	27.4
CSB Bank Limited (“CSB Bank”)	40.0%	254.8	–	197.2	197.2	24.9
Quess Corp Limited (“Quess”)	34.6%	397.3	426.4(d)	–	426.4	10.4
IIFL Capital Services Limited (“IIFL Capital”, formerly IIFL Securities)	30.7%	362.7	15.8	120.4	136.2	26.1
Seven Islands Shipping Limited (“Seven Islands”)	48.5%	146.0	–	134.3	134.3	34.4
Sanmar Chemical Enterprises Limited (“Sanmar”, formerly Sanmar Chemicals Group)	42.9%	201.4	–	81.6	81.6	(72.7)
Other	–	55.9	10.8	31.3	42.1	1.9
		3,050.1	453.0	1,352.3	1,805.3	52.4
Real estate
KWF Real Estate Ventures Limited Partnerships (“KWF LPs”)	–	106.4	106.4 (d)	–	106.4	7.8
Other	–	165.8	167.1	–	167.1	(17.5)
		272.2	273.5	–	273.5	(9.7)
Other
Eurobank S.A. (“Eurobank”)	34.4%	2,923.5	2,374.8	–	2,374.8	515.0
Poseidon Corp. (“Poseidon”, formerly Atlas)	43.3%	2,046.3	1,858.5	–	1,858.5	212.6
EXCO Resources Inc. (“EXCO”)	49.3%	459.6	458.1	–	458.1	39.6
Waterous Energy Fund III	77.4%	218.0	218.0	–	218.0	(40.0)
Helios Fairfax Partners Corporation (“HFP”)	36.3%	73.3	162.7	–	162.7	(34.8)
Peak Achievement Athletics Inc. (“Peak Achievement”)(10)	–	–	–	–	–	57.0
Stelco Holdings Inc. (“Stelco”)(11)	–	–	–	–	–	18.3
Partnerships, trusts and other(12)(13)	–	954.9	821.9	–	821.9	88.2
		6,675.6	5,894.0	–	5,894.0	855.9
		9,997.9	6,620.5	1,352.3	7,972.8	898.6
Investments in associates		10,743.8	7,153.3	1,352.3	8,505.6	956.3
As presented on the consolidated balance sheet:
Investments in associates		8,144.8			7,153.3
Fairfax India investments in associates		2,599.0			1,352.3
		10,743.8			8,505.6

(a)
Ownership percentages include the effects of financial instruments that are considered in-substance equity.

(b)
See note 5 for fair value hierarchy information.

(c)
Fairfax India’s associates are domiciled in India.

(d)
These investments are joint ventures.

Insurance and reinsurance associates and joint ventures
(1)
On May 13, 2025 the company acquired a 33.0% indirect equity interest in Albingia for cash consideration of $236.5 (€209.7) and commenced applying the equity method of accounting to its investment. Albingia is a French insurance company that writes specialty property and casualty insurance.

(2)
On May 23, 2024 Digit Insurance, the general insurance subsidiary of the company’s investment in associate Digit, completed an initial public offering comprised of an issuance of new equity and an offer for sale of existing equity shares held by Digit and other shareholders, which valued Digit Insurance at approximately $3 billion (249.5 billion Indian rupees or 272 Indian rupees per common share). As a result of the initial public offering, the company recorded a pre-tax gain of  $106.3 in net changes in capitalization in the consolidated statement of changes in equity on the company’s 49.0% equity interest in Digit (related to Digit’s equity interest in Digit Insurance decreasing from 83.3% to 73.6%, resulting in the recognition of a dilution gain for excess of fair value over the carrying value of Digit Insurance on the offer for sale and a dilution gain on new equity issuance from the initial offering). Digit Insurance’s common shares are traded on both the BSE and NSE in India.

On October 30, 2024 the company received a dividend of  $112.3 from Digit on the company’s investment in Digit compulsory convertible preferred shares which the company recognized as dividend income, with a corresponding amount recognized as a net loss on investments, both in the consolidated statement of earnings.

Non-insurance associates and joint ventures
(3)
During 2025 the company recognized distributions and dividends of  $938.1 (2024 – $409.8) from its non-insurance associates and joint ventures, of which $365.6 was the company’s share of cash distributions paid by Waterous Energy Fund III described in footnote (6), $203.8 (€179.3) was the company’s share of dividends paid by Eurobank and $200.9 was the company’s share of the non-cash spin-off by Quess described in footnote (4).

(4)
On April 21, 2025 Quess spun off two of its wholly-owned subsidiaries, Digitide Solutions Limited (“Digitide”), which provides information technology and business process solutions, and Bluspring Enterprises Limited (“Bluspring”), which operates as an asset management and integrated services company, in a non-cash distribution. The company recorded its initial investments in Digitide and Bluspring at their fair values of $148.3 and $52.6, and applied the equity method of accounting to its 34.8% equity interest in each of Quess, Digitide and Bluspring. The common shares of Digitide and Bluspring commenced publicly trading on both the BSE and NSE in India on June 11, 2025.

(5)
During 2025 the company sold 96.9 million shares in Eurobank for gross proceeds of  $248.5 (€232.9), which decreased the company’s equity interest to 32.2% and resulted in the recognition of a realized gain of  $58.5 in the consolidated statement of earnings. The sales were primarily to maintain the company’s significant equity interest in Eurobank below the regulatory threshold of 33.3%.

(6)
During 2025 the company made additional investments of  $588.4 in, and received cash distributions of  $365.6 from, Waterous Energy Fund III, a limited partnership that invests in the Canadian oil and gas sector.

(7)
On January 1, 2025 the company acquired a 50.0% equity interest in Blizzard Vacatia for $25.0 as described in note 5. Blizzard Vacatia is a newly formed company with Vacatia Inc. (“Vacatia”) engaged in the development, sales, marketing and rental of timeshare resorts. Vacatia has extensive experience in the hospitality industry as a provider of solutions for timeshare resorts. The company has limited decision-making power over the relevant activities of Blizzard Vacatia and therefore does not have the ability to exert unilateral control. The company has significant influence over Blizzard Vacatia and accordingly commenced applying the equity method of accounting to its investment in the common shares of Blizzard Vacatia.

(8)
On March 28, 2025 the company sold its equity interest in Sigma Companies International Corp. (“Sigma”) for total consideration of  $327.1, comprised of cash consideration of  $284.1 and a retained ownership interest in Sigma of 16.1% with a fair value of  $43.0 at closing of the sale, and recorded a realized gain of  $178.7 in the consolidated statement of earnings. The retained ownership interest is held through a new limited partnership interest which is classified as FVTPL.

(9)
During 2025 the company commenced applying the equity method of accounting to its investment in Keg Restaurants Ltd. as described in note 21.

(10)
On December 20, 2024 the company increased its equity interest in Peak Achievement from 42.6% to 100% and commenced consolidating Peak Achievement as described in note 21.

(11)
On November 1, 2024 Cleveland-Cliffs Inc. (“Cliffs”) acquired all outstanding common shares of Stelco for a combination of cash consideration of Cdn$60.00 and 0.454 Cliffs common shares per Stelco common share. The company received total consideration of  $638.1, inclusive of cash consideration and the fair value of the Cliffs common shares received at close of the transaction in exchange for its Stelco common shares, and recorded a realized gain of  $343.7 in the consolidated statement of earnings.

(12)
During 2024 the company increased its common equity interest in John Keells Holdings PLC (“John Keells”), a publicly listed conglomerate in Sri Lanka, to 19.5% with a substantive potential voting interest of 24.5%. Accordingly, the company commenced applying the equity method of accounting to its common equity interest in John Keells which had a fair value of  $175.3 (54.3 billion Sri Lankan rupees).

(13)
During 2024 an insurance subsidiary of the company invested $100.4 in the Marval Guru Fund at the applicable net asset value of the fund on the transaction date, in addition to the company’s previously disclosed investment of  $50.0 in 2017, pursuant to an investment management contract with the holding company whereby Benjamin Watsa, the CEO, CIO and Founder of Marval Capital Ltd. and a member of the company’s Board of Directors and the son of Prem Watsa, the company’s Chairman and CEO and effectively controlling shareholder, manages the investments in the fund.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax India
(14)
On February 20, 2025 Fairfax India acquired an additional 10.0% equity interest in Bangalore International Airport Limited (“Bangalore Airport”) from Siemens Project Ventures GmbH (“Siemens”) for purchase consideration of  $255.0, payable in three installments, with the initial installment paid on closing, the second installment paid on August 26, 2025 and the balance to be paid during the third quarter of 2026. The company continued to apply the equity method of accounting for Fairfax India’s 74.0% equity interest in Bangalore Airport due to the ongoing extensive Indian government regulation of, and participation in, Bangalore Airport’s relevant activities.

Annual changes in carrying value
Changes in the carrying value of investments in associates for the years ended December 31 were as follows:
	2025
	Associates	Joint ventures	Fairfax India associates	Total
Balance – January 1	6,472.2	681.1	1,352.3	8,505.6
Share of pre-tax comprehensive income (loss):
Share of profit (loss)	746.6	(9.6)	79.1	816.1
Share of other comprehensive income (loss), excluding gains (losses) on defined benefit plans	284.4	(6.4)	7.5	285.5
Share of losses on defined benefit plans	(0.4)	(0.5)	(3.4)	(4.3)
	1,030.6	(16.5)	83.2	1,097.3
Dividends and distributions recognized	(699.2)	(209.0)	(36.3)	(944.5)
Purchases and acquisitions(1)	1,242.1	129.1	273.1	1,644.3
Divestitures and other net changes in capitalization(2)	(399.4)	(44.7)	19.2	(424.9)
Reclassifications(3)	131.7	–	–	131.7
Foreign exchange effect and other	35.1	9.2	(76.2)	(31.9)
Balance – December 31	7,813.1	549.2	1,615.3	9,977.6
	2024
	Associates	Joint ventures	Fairfax India associates	Total
Balance – January 1	5,865.8	741.8	1,429.7	8,037.3
Share of pre-tax comprehensive income (loss):
Share of profit	871.1	46.2	39.0	956.3
Share of other comprehensive income (loss), excluding gains (losses) on defined benefit plans	(146.6)	(7.5)	1.0	(153.1)
Share of losses on defined benefit plans	(0.7)	(0.7)	(0.4)	(1.8)
	723.8	38.0	39.6	801.4
Dividends and distributions recognized	(308.1)	(88.2)	(32.9)	(429.2)
Purchases and acquisitions	573.6	126.7	–	700.3
Divestitures and other net changes in capitalization(2)	(253.6)	(3.2)	(45.1)	(301.9)
Reclassifications(3)	(97.4)	(127.4)	–	(224.8)
Foreign exchange effect and other	(31.9)	(6.6)	(39.0)	(77.5)
Balance – December 31	6,472.2	681.1	1,352.3	8,505.6

(1)
Includes the company’s investments in Digitide and Bluspring received from a non-cash spin-off distribution by Quess, with initial fair values of  $148.3 and $52.6, respectively.

(2)
Primarily reflects the partial sale of Eurobank and the sale of Sigma in 2025. Primarily reflects the sale of Stelco, partially offset by a net gain recorded in net changes in capitalization in the consolidated statement of changes in equity in connection with the initial public offering of Digit Insurance in 2024.

(3)
Primarily reflects the commencement of the equity method of accounting for Keg Restaurants Ltd. in 2025 (see note 21). Primarily reflects the consolidations of Peak Achievement and Meadow Foods (see note 21) and the commencement of the equity method of accounting for John Keells and the Marval Guru Fund in 2024.

Subsequent to December 31, 2025
Acquisition of Kennedy-Wilson Holdings, Inc.
On February 16, 2026 the company and Kennedy-Wilson Holdings, Inc. (“Kennedy Wilson”) entered into a definitive merger agreement pursuant to which Kennedy Wilson will be acquired, in an all cash-transaction, by a consortium led by William McMorrow, Chairman and Chief Executive Officer of Kennedy Wilson, and certain other senior executives of Kennedy Wilson, together with the company (collectively, the “Consortium”). Under the merger agreement, the Consortium will acquire all outstanding common shares of Kennedy Wilson not already owned by members of the Consortium for $10.90 per share in cash. Concurrent with the merger agreement, the company also committed to provide the Consortium with funding of up to $1.65 billion, principally to fund the transaction’s cash purchase price. The transaction is subject to customary closing conditions, including shareholder approvals, and is expected to close in the second quarter of 2026.
7.
Derivatives

The following table summarizes the company’s derivative financial instruments:
	December 31, 2025				December 31, 2024
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivative contracts	6,186.4	269.8	2,090.2	1.4	4,156.1	140.5	1,121.2	0.4
Foreign currency derivative contracts	–	–	51.1	147.4	–	3.1	204.2	134.3
Other derivative contracts	–	135.7	705.8	638.1	–	137.3	249.4	222.2
Total			2,847.1	786.9			1,574.8	356.9
The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.
Equity derivative contracts
Long equity total return swaps
At December 31, 2025 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of  $981.6 (December 31, 2024 – $981.6). Long equity total return swaps provide a return which is directly correlated to changes in the fair values of the underlying individual equities. At December 31, 2025 and 2024 these derivative contracts included an aggregate of 1,760,355 Fairfax subordinate voting shares with an original notional amount of  $664.0 (Cdn$846.1) or approximately $377.19 (Cdn$480.62) per share, where the counterparties are Canadian banks.
During 2025 the long equity total return swaps on Fairfax subordinate voting shares produced net gains of  $840.6 (2024 – $1,033.5), comprised of  $57.9 in realized gains (2024 – $517.7) and $782.7 in unrealized gains (2024 – $515.8). The realized gains related to cash-settlement of  $57.9 (2024 – $295.3) on market value movement since the previous reset date. The realized gains in 2024 also included cash-settlement of  $222.4 on closing contracts during 2024 on 203,800 Fairfax subordinate voting shares with an original notional amount of  $68.5 (Cdn$88.9). The unrealized gains principally related to the increase in market value movement on Fairfax subordinate voting shares in the period for which collateral was pledged by the counterparties.
Foreign currency derivative contracts
Foreign currency forward contracts
Long and short foreign currency forward contracts, primarily denominated in the euro, the British pound sterling and the Canadian dollar, are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.
Other derivative contracts
U.S. treasury bond forward contracts
The company has held forward contracts to buy U.S. treasury bonds, where the contracts held would provide an investment opportunity to buy U.S. treasury bonds as other fixed income investments mature, but no longer held any at December 31, 2025 (December 31, 2024 – notional amount of  $1,330.2).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2025 of  $246.6 (December 31, 2024 – nil) to reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio).
Interest rate swap contracts
The company has held interest rate swap contracts that provided the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans completed in 2023, but no longer held any at December 31, 2025 (December 31, 2024 – notional amount of  $1,900.0).
Counterparty collateral
Collateral deposits on derivative contracts for the benefit of the company
The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. The fair value of collateral deposited for the benefit of the company at December 31, 2025 consisted of cash of  $51.5 and government securities of  $1,919.2 (December 31, 2024 – $50.0 and $1,015.1). The cash is recorded on the consolidated balance sheet in holding company cash and investments and in subsidiary cash and short term investments with a corresponding liability recorded in accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2025. The company’s exposure to counterparty risk and the management thereof are discussed in note 22.
Collateral deposits on derivative contracts for the benefit of the derivative counterparties
At December 31, 2025 the fair value of collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for derivative obligations was $398.6 (December 31, 2024 – $344.4), comprised of collateral of  $378.1 (December 31, 2024 – $271.6) required to be deposited to enter into such derivative contracts (principally related to total return swaps), and collateral of  $20.5 (December 31, 2024 – $72.8) securing amounts owed to counterparties in respect of fair value changes since the most recent reset date.
8.
Insurance Contract Liabilities

	December 31, 2025			December 31, 2024
	PAA	GMM(1)(2)	Total(3)	PAA	GMM(1)(2)	Total(3)
Insurance contracts issued	48,228.3	2,383.5	50,611.8	42,989.4	4,793.3	47,782.7
Assets for insurance acquisition cash flows	(170.8)	–	(170.8)	(176.8)	(3.7)	(180.5)
Insurance contract liabilities	48,057.5	2,383.5	50,441.0	42,812.6	4,789.6	47,602.2

(1)
Comprised at December 31, 2025 of insurance contracts issued measured under the GMM at Global Insurers and Reinsurers of  $705.0, International Insurers and Reinsurers of  $284.0 and Life insurance and Run-off of  $1,394.5 (December 31, 2024 – $941.4, $303.0 and $3,548.9, respectively). The decrease at Life insurance and Run-off primarily reflected the classification of the Eurolife Life Operations as held for sale (see note 21). Eurolife’s insurance contract liabilities measured under the GMM at December 31, 2025 were $2,739.4 (December 31, 2024 – $2,276.3).

(2)
Insurance contracts issued measured under the GMM at December 31, 2025 was comprised of LRC of  $834.4 and LIC of  $1,549.1 (December 31, 2024 – $3,104.5 and $1,688.8).

(3)
Total insurance contracts issued at December 31, 2025 was comprised of LRC of  $4,452.8 and LIC of  $46,159.0 (December 31, 2024 – $5,878.1 and $41,904.6).

Insurance contracts issued, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:
	Property and Casualty Insurance and Reinsurance										Life insurance and Run-off
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total		Consolidated
	LRC	LIC	Total	LRC	LIC	Total	LRC	LIC	Total
2025
January 1	1,117.8	9,676.2	10,794.0	891.8	26,298.6	27,190.4	737.5	4,187.1	4,924.6	42,909.0	80.4	42,989.4
December 31	1,168.5	10,960.9	12,129.4	1,774.0	28,563.0	30,337.0	678.2	5,080.4	5,758.6	48,225.0	3.3	48,228.3
2024
January 1	1,140.8	9,005.2	10,146.0	1,071.0	25,937.2	27,008.2	1,399.0	3,239.5	4,638.5	41,792.7	70.7	41,863.4
December 31	1,117.8	9,676.2	10,794.0	891.8	26,298.6	27,190.4	737.5	4,187.1	4,924.6	42,909.0	80.4	42,989.4

Movements in insurance contracts issued
An analysis of the liability for remaining coverage and the liability for incurred claims for insurance contracts issued by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the year ended December 31 were as follows:
Year ended December 31, 2025
	Property and Casualty Insurance and Reinsurance
		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non- financial risk	Total
Balance – January 1	2,747.1	37,370.7	2,791.2	42,909.0
Changes in the consolidated statement of comprehensive income:
Insurance revenue	(30,835.6)	–	–	(30,835.6)
Incurred claims and other insurance service expenses	1.0	19,377.1	1,094.3	20,472.4
Amortization of acquisition costs	5,878.6	–	–	5,878.6
Prior year reserve development and release of risk adjustment on prior year claims(2)	–	(388.8)	(864.3)	(1,253.1)
Insurance service expenses	5,879.6	18,988.3	230.0	25,097.9
Net insurance result	(24,956.0)	18,988.3	230.0	(5,737.7)
Net finance expense from insurance contracts	26.1	2,291.5	–	2,317.6
Foreign exchange effects(3)	70.6	772.5	65.5	908.6
Total changes in the consolidated statement of comprehensive income	(24,859.3)	22,052.3	295.5	(2,511.5)
Cash flows:
Premiums received	31,781.4	–	–	31,781.4
Claims and other insurance service expenses paid, including investment components	–	(18,450.2)	–	(18,450.2)
Insurance acquisition cash flows	(5,926.5)	–	–	(5,926.5)
Changes in funds withheld	492.3	(499.2)	–	(6.9)
	26,347.2	(18,949.4)	–	7,397.8
Investment components and other	(614.3)	989.1	54.9	429.7
Balance – December 31	3,620.7	41,462.7	3,141.6	48,225.0

(1)
Includes loss components of  $184.6 at January 1, 2025 and $68.3 at December 31, 2025.

(2)
Reflects the release of risk adjustment for non-financial risk as claims are paid, comprised of the Global Insurers and Reinsurers ($603.5), North American Insurers ($141.0) and International Insurers and Reinsurers ($119.8) reporting segments. When claims are initially incurred, the risk adjustment is included within incurred claims and other insurance service expenses in the table above. Prior year reserve development, included within estimates of present value of future cash flows, comprised favourable prior year reserve development in the International Insurers and Reinsurers ($452.5) reporting segment, partially offset by adverse prior year development in the Global Insurers and Reinsurers ($58.4) and North American Insurers ($5.3) reporting segments.

(3)
Foreign exchange effects included within the estimates of present value of future cash flows primarily reflected the weakening of the U.S. dollar relative to the company’s insurance contract liabilities denominated in foreign currencies, primarily the euro, Canadian dollar, British pound sterling and the Brazilian real, within the Global Insurers and Reinsurers ($458.5), the International Insurers and Reinsurers ($186.4) and the North American Insurers ($127.6) reporting segments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2024
	Property and Casualty Insurance and Reinsurance
		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non- financial risk	Total
Balance – January 1	3,610.8	35,530.6	2,651.3	41,792.7
Changes in the consolidated statement of comprehensive income:
Insurance revenue(2)	(29,589.0)	–	–	(29,589.0)
Incurred claims and other insurance service expenses(2)	119.5	18,406.2	1,051.9	19,577.6
Amortization of acquisition costs	5,124.9	–	–	5,124.9
Prior year reserve development and release of risk adjustment on prior year claims(3)	–	(232.8)	(846.0)	(1,078.8)
Insurance service expenses	5,244.4	18,173.4	205.9	23,623.7
Net insurance result	(24,344.6)	18,173.4	205.9	(5,965.3)
Net finance expense (income) from insurance contracts	(0.6)	1,634.6	–	1,634.0
Foreign exchange effects(4)	(127.3)	(625.6)	(53.9)	(806.8)
Total changes in the consolidated statement of comprehensive income	(24,472.5)	19,182.4	152.0	(5,138.1)
Cash flows:
Premiums received	29,692.6	–	–	29,692.6
Claims and other insurance service expenses paid, including investment components	–	(17,848.0)	–	(17,848.0)
Insurance acquisition cash flows	(5,569.1)	–	–	(5,569.1)
Changes in funds withheld	(78.3)	37.2	–	(41.1)
	24,045.2	(17,810.8)	–	6,234.4
Investment components and other	(436.4)	468.5	(12.1)	20.0
Balance – December 31	2,747.1	37,370.7	2,791.2	42,909.0

(1)
Includes loss components of  $64.7 at January 1, 2024 and $184.6 at December 31, 2024.

(2)
Insurance contracts acquired on the acquisition of Gulf Insurance were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the contracts deemed as the premium received. Consequently, the fair value of the insurance contracts acquired, comprising claims in their settlement period and unearned premiums, are included within the LRC, except settled claims that remain unpaid, which are included within the LIC. Claims acquired in their settlement period and included within the LRC are recognized in insurance revenue based on the expected amount and timing of claims settlements, and the actual settlement of claims is included within incurred claims and other insurance service expenses. Unearned premiums are recognized in insurance revenue over the remaining coverage period. During 2024 Gulf Insurance contributed insurance revenue of  $3,239.0, including $665.3 related to acquired contracts, and insurance service expenses of $2,920.6, including $713.2 related to acquired contracts. The effect of acquired contracts decreased the net insurance result by $47.9. Conversely, acquired contracts benefited the net reinsurance result by $54.1 as described in note 9.

(3)
Reflects the release of risk adjustment for non-financial risk as claims are paid, comprised of the Global Insurers and Reinsurers ($630.2), North American Insurers ($156.5) and International Insurers and Reinsurers $(59.3) reporting segments. When claims are initially incurred, the risk adjustment is included within incurred claims and other insurance service expenses in the table above. Prior year reserve development, included within estimates of present value of future cash flows, comprised favourable prior year reserve development in the Global Insurers and Reinsurers ($211.5) and International Insurers and Reinsurers ($149.6) reporting segments, partially offset by adverse prior year development in the North American Insurers ($128.3) reporting segment.

(4)
Foreign exchange effects included within the Total primarily reflected the strengthening of the U.S. dollar relative to the company’s insurance contract liabilities denominated in foreign currencies, primarily the Canadian dollar, euro, Brazilian real and the British pound sterling, within the Global Insurers and Reinsurers ($254.0), the North American Insurers ($220.7) and the International Insurers and Reinsurers ($150.9) reporting segments.

Discount rates
Cash flows are discounted using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts and reinsurance contract assets held. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums.
The table below set out the primary yield curves that were used to discount the cash flows of insurance contracts and reinsurance contract assets held for currencies in which the company’s insurance revenue is principally based.
	December 31, 2025				December 31, 2024
Currencies	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years
United States dollar	3.82%	4.06%	4.65%	5.08%	4.64%	4.83%	5.17%	5.37%
Canadian dollar	2.70%	3.76%	4.47%	4.76%	3.36%	3.82%	4.43%	4.60%
Euro	2.04%	2.63%	3.33%	3.79%	2.38%	2.50%	2.91%	3.23%
British pound sterling	3.89%	4.29%	4.97%	5.46%	4.74%	4.68%	5.14%	5.51%
Risk adjustment for non-financial risk
The risk adjustment for non-financial risk represents the compensation that the company requires for bearing uncertainty with respect to both the amount and the timing of cash flows that arise from the non-financial risk of the company’s insurance contracts issued and reinsurance contract assets held. The calculated risk adjustment corresponds to a consolidated confidence level at December 31, 2025 of 85.1% (December 31, 2024 – 84.6%).
Development of insurance losses
The development of insurance liabilities illustrates the estimation uncertainty associated with these liabilities and provides a measure of the company’s ability to estimate the ultimate value of claims. The loss development tables below present the estimates of undiscounted cumulative claims, excluding the risk adjustment, on both a gross and net of reinsurance basis for insurance contracts issued by the property and casualty insurance and reinsurance reporting segments at the end of each calendar year, the cumulative payments made in respect of those claims in subsequent years and the re-estimated amount of each calendar year’s cumulative claims as at December 31, 2025.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Estimates of undiscounted gross cumulative claims
	Calendar year
	2017	2018	2019	2020	2021	2022	2023	2024	2025
Property and casualty provision for outstanding losses and loss adjustment expenses at December 31	25,284.5	25,426.9	26,528.3	28,700.5	32,329.1	36,306.4	41,221.8	44,110.0	48,221.2
Cumulative payments as of:
One year later	6,917.3	7,191.0	7,018.7	6,986.7	8,410.7	10,341.7	11,386.6	12,061.2
Two years later	11,052.3	11,487.9	11,133.7	11,990.6	14,571.5	17,308.6	18,995.0
Three years later	13,928.6	14,318.9	14,702.8	16,410.5	19,487.3	22,368.9
Four years later	15,843.4	16,807.6	17,959.2	19,797.6	22,968.0
Five years later	17,528.7	19,121.9	20,332.7	22,304.0
Six years later	19,141.7	20,755.7	22,133.7
Seven years later	20,301.2	22,128.5
Eight years later	21,289.1
Reserves re-estimated as of:
One year later	24,131.2	25,256.3	26,259.1	28,119.8	31,640.8	36,470.5	40,421.4	44,145.8
Two years later	24,091.7	25,124.0	26,052.6	27,894.1	32,041.6	36,493.3	41,138.8
Three years later	23,949.9	25,132.6	25,961.4	28,468.4	32,525.5	37,329.7
Four years later	24,046.1	25,286.7	26,611.8	29,118.6	33,503.8
Five years later	24,202.6	25,851.6	27,152.9	30,136.5
Six years later	24,554.7	26,226.1	27,983.3
Seven years later	24,824.2	26,928.0
Eight years later	25,333.7
Favourable (adverse) development	(49.2)	(1,501.1)	(1,455.0)	(1,436.0)	(1,174.7)	(1,023.3)	83.0	(35.8)
Favourable (adverse) development comprised of:
Effect of foreign currency translation	254.7	93.4	230.4	234.9	141.3	(2.9)	135.8	(500.4)
Favourable (adverse) loss reserve development	(303.9)	(1,594.5)	(1,685.4)	(1,670.9)	(1,316.0)	(1,020.4)	(52.8)	464.6
	(49.2)	(1,501.1)	(1,455.0)	(1,436.0)	(1,174.7)	(1,023.3)	83.0	(35.8)
Reconciliation to the liability for incurred claims at the property and casualty insurance and reinsurance reporting segments
Property and casualty provision for outstanding losses and loss adjustment expenses as presented above									48,221.2
Effect of discounting									(6,485.4)
Risk adjustment for non-financial risk									3,704.1
Other(1)									(105.5)
Liability for incurred claims (PAA & GMM)									45,334.4
Less: Liability for incurred claims (GMM)									(730.1)
Liability for incurred claims (PAA)									44,604.3
Liability for incurred claims (PAA) as presented in the table above
Estimates of present value of future cash flows									41,462.7
Risk adjustment for non-financial risk									3,141.6
Liability for incurred claims (PAA)									44,604.3

(1)
Primarily includes funds withheld and reinstatement premiums payable, partially offset by settled losses payable.

The effect of foreign currency translation in the table above primarily arose on translation of the provisions for losses to U.S. dollars of subsidiaries with functional currencies other than the U.S. dollar. The company’s exposure to foreign currency risk and the management thereof are discussed in note 22.
Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Favourable loss reserve development in calendar year 2025 of  $464.6 in the table above was principally comprised of favourable loss experience on more recent accident years, partially offset by continued emergence related to asbestos and other latent claims and unfavourable loss experience related to accident years 2020 and prior.
Estimates of undiscounted net cumulative claims(1)
	Calendar year
	2017	2018	2019	2020	2021	2022	2023	2024	2025
Property and casualty provision for outstanding losses and loss adjustment expenses at December 31	19,750.1	19,334.7	19,858.9	21,468.6	24,068.6	27,800.1	31,618.1	34,197.6	37,865.6
Cumulative payments as of:
One year later	5,297.4	5,407.0	5,339.8	5,426.1	6,415.3	7,791.6	8,508.8	9,227.9
Two years later	8,394.6	8,606.4	8,480.3	9,269.8	11,042.3	13,108.6	14,318.1
Three years later	10,562.7	10,719.0	11,216.3	12,456.8	14,770.8	16,975.5
Four years later	12,010.0	12,624.3	13,473.3	14,979.6	17,406.7
Five years later	13,291.3	14,142.2	15,227.4	16,854.8
Six years later	14,348.9	15,378.5	16,579.7
Seven years later	15,221.8	16,416.0
Eight years later	15,979.0
Reserves re-estimated as of:
One year later	18,642.9	19,052.8	19,587.2	21,233.4	23,808.7	27,534.6	30,843.5	34,267.2
Two years later	18,411.4	18,937.4	19,585.7	21,342.5	24,151.8	27,593.1	31,464.6
Three years later	18,275.8	19,052.3	19,845.5	21,728.2	24,570.4	28,306.1
Four years later	18,392.0	19,227.2	20,269.4	22,194.9	25,355.3
Five years later	18,589.3	19,589.3	20,657.3	22,944.7
Six years later	18,839.6	19,891.7	21,252.2
Seven years later	19,059.1	20,312.1
Eight years later	19,339.1
Favourable (adverse) development	411.0	(977.4)	(1,393.3)	(1,476.1)	(1,286.7)	(506.0)	153.5	(69.6)
Favourable (adverse) development comprised of:
Effect of foreign currency translation	125.8	(22.3)	87.8	111.8	143.4	(20.1)	94.5	(435.3)
Favourable (adverse) loss reserve development	285.2	(955.1)	(1,481.1)	(1,587.9)	(1,430.1)	(485.9)	59.0	365.7
	411.0	(977.4)	(1,393.3)	(1,476.1)	(1,286.7)	(506.0)	153.5	(69.6)
Reconciliation to the liability for incurred claims, net of reinsurance, at the property and casualty insurance and reinsurance reporting segments
Property and casualty provision for outstanding losses and loss adjustment expenses as presented above									37,865.6
Effect of discounting									(5,043.5)
Risk adjustment for non-financial risk									2,640.8
Other(2)									(731.8)
Liability for incurred claims, net of reinsurance (PAA & GMM)									34,731.1
Less: Liability for incurred claims, net of reinsurance (GMM)									(701.5)
Liability for incurred claims, net of reinsurance (PAA)									34,029.6
Liability for incurred claims, net of reinsurance (PAA) as presented in the preceding table and in note 9							LIC (PAA)	AIC (PAA) (note 9)	LIC less AIC (PAA)
Estimates of present value of future cash flows							41,462.7	9,659.0	31,803.7
Risk adjustment for non-financial risk							3,141.6	915.7	2,225.9
Liability for incurred claims, net of reinsurance (PAA)							44,604.3	10,574.7	34,029.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

(1)
Net of asset for incurred claims for reinsurance contract assets held.

(2)
Primarily includes settled losses payable, net of reinsurance, less the reclassification of certain retrospective contracts to the ARC.

9.
Reinsurance Contract Assets Held

	December 31, 2025			December 31, 2024
	PAA	GMM(1)	Total(2)	PAA	GMM(1)	Total(2)
Reinsurance contract assets held	10,337.7	913.3	11,251.0	9,757.2	925.4	10,682.6

(1)
Comprised at December 31, 2025 of reinsurance contract assets held measured under the GMM at Global Insurers and Reinsurers of  $245.7, International Insurers and Reinsurers of  $252.6 and Life insurance and Run-off of  $415.0 (December 31, 2024 – $261.3, $263.5 and $400.6, respectively).

(2)
Total at December 31, 2025 was comprised of ARC of  $304.8 and AIC of  $10,946.2 (December 31, 2024 – $15.8 and $10,666.8).

Reinsurance contract assets held, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:
	Property and Casualty Insurance and Reinsurance										Life insurance and Run-off
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total		Consolidated
	ARC	AIC	Total	ARC	AIC	Total	ARC	AIC	Total
2025
January 1	(87.0)	1,236.2	1,149.2	(1.7)	6,750.2	6,748.5	(460.0)	2,310.6	1,850.6	9,748.3	8.9	9,757.2
December 31	(55.4)	1,409.7	1,354.3	91.7	6,880.5	6,972.2	(280.5)	2,284.5	2,004.0	10,330.5	7.2	10,337.7
2024
January 1	(70.0)	1,250.3	1,180.3	(46.6)	7,007.2	6,960.6	296.7	1,416.1	1,712.8	9,853.7	2.6	9,856.3
December 31	(87.0)	1,236.2	1,149.2	(1.7)	6,750.2	6,748.5	(460.0)	2,310.6	1,850.6	9,748.3	8.9	9,757.2
Movements in reinsurance contract assets held
An analysis of the asset for remaining coverage and the asset for incurred claims for reinsurance contract assets held by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the years ended December 31 were as follows:

Year ended December 31, 2025
	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non- financial risk	Total
Balance – January 1	(548.7)	9,449.8	847.2	9,748.3
Changes in the consolidated statement of comprehensive income:
Cost of reinsurance	(5,418.4)	–	–	(5,418.4)
Recoveries of incurred claims and other insurance service expenses	(1.6)	3,684.6	309.4	3,992.4
Prior year reserve development and release of risk adjustment on prior year claims(2)	–	(120.0)	(275.4)	(395.4)
Recoveries of insurance service expenses	(1.6)	3,564.6	34.0	3,597.0
Net reinsurance result	(5,420.0)	3,564.6	34.0	(1,821.4)
Net finance income from reinsurance contract assets held	0.5	562.6	–	563.1
Foreign exchange effects	(1.9)	174.5	17.3	189.9
Total changes in the consolidated statement of comprehensive income	(5,421.4)	4,301.7	51.3	(1,068.4)
Cash flows:
Premiums paid	5,643.6	–	–	5,643.6
Claims and other insurance service expenses recovered	–	(3,939.3)	–	(3,939.3)
Changes in funds withheld	(5.9)	(30.9)	–	(36.8)
	5,637.7	(3,970.2)	–	1,667.5
Investment components and other	88.2	(122.3)	17.2	(16.9)
Balance – December 31	(244.2)	9,659.0	915.7	10,330.5

(1)
Includes loss recovery components of  $73.4 at January 1, 2025 and $1.9 at December 31, 2025.

(2)
Reflects the release of risk adjustment for non-financial risk as claims are recovered, comprised of the Global Insurers and Reinsurers ($163.3), International Insurers and Reinsurers ($72.0) and the North American Insurers ($40.1) reporting segments. When claims are initially incurred, the risk adjustment is included within recoveries of incurred claims and other insurance service expenses in the table above. Prior year reserve development, included within estimates of present value of future cash flows, comprised adverse prior year reserve development at the International Insurers and Reinsurers ($206.1) reporting segment, partially offset by of favourable prior year reserve development at the North American Insurers ($46.2) and Global Insurers and Reinsurers ($39.9) reporting segments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2024
	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non- financial risk	Total
Balance – January 1	180.1	8,821.0	852.6	9,853.7
Changes in the consolidated statement of comprehensive income:
Cost of reinsurance(2)	(6,004.8)	–	–	(6,004.8)
Recoveries of incurred claims and other insurance service expenses(2)	51.0	4,123.9	305.6	4,480.5
Prior year reserve development and release of risk adjustment on prior year claims(3)	–	73.4	(291.9)	(218.5)
Recoveries of insurance service expenses(2)	51.0	4,197.3	13.7	4,262.0
Net reinsurance result	(5,953.8)	4,197.3	13.7	(1,742.8)
Net finance income (expense) from reinsurance contract assets held	(0.2)	461.1	–	460.9
Foreign exchange effects	7.9	(181.6)	(15.7)	(189.4)
Total changes in the consolidated statement of comprehensive income	(5,946.1)	4,476.8	(2.0)	(1,471.3)
Cash flows:
Premiums paid	5,804.4	–	–	5,804.4
Claims and other insurance service expenses recovered	–	(4,403.2)	–	(4,403.2)
Changes in funds withheld	(4.7)	(35.7)	–	(40.4)
	5,799.7	(4,438.9)	–	1,360.8
Investment components and other	(582.4)	592.2	(3.4)	6.4
Contracts recognized on acquisition of subsidiary	–	(1.3)	–	(1.3)
Balance – December 31	(548.7)	9,449.8	847.2	9,748.3

(1)
Includes loss recovery components of  $23.0 at January 1, 2024 and $73.4 at December 31, 2024.

(2)
Reinsurance contracts acquired on the acquisition of Gulf Insurance were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the contracts deemed as the premiums paid. Consequently, the fair value of the reinsurance contracts acquired, comprising ceded claims in their settlement period and unearned ceded premiums, are included within the ARC, except settled ceded claims where payment has not yet been received, which are included within the AIC. Ceded claims acquired in their settlement period and included within the ARC are recognized in cost of reinsurance based on the expected amount and timing of ceded claims settlements, and the actual settlement of ceded claims is included within recoveries of incurred claims and other insurance service expenses. Unearned ceded premiums are recognized in cost of reinsurance over the remaining coverage period. During 2024 Gulf Insurance contributed cost of reinsurance of $1,301.3, including $338.8 related to acquired contracts, and recoveries of insurance service expenses of  $1,064.5, including $392.9 related to acquired contracts. The effect of acquired contracts benefited the net reinsurance result by $54.1.

(3)
Reflects the release of risk adjustment for non-financial risk as claims are recovered, primarily at the Global Insurers and Reinsurers ($217.4) and the North American Insurers ($43.2) reporting segments. When claims are initially incurred, the risk adjustment is included within recoveries of incurred claims and other insurance service expenses in the table above. Prior year reserve development, included within estimates of present value of future cash flows, is comprised of favourable prior year reserve development at the North American Insurers ($81.7) and Global Insurers and Reinsurers ($32.0) reporting segments, partially offset by adverse prior year reserve development at the International Insurers and Reinsurers ($40.3) reporting segment.

10.
Net Finance Income or Expense from Insurance Contracts and Reinsurance Contract Assets Held

	2025	2024
Net finance income (expense) from insurance contracts
Interest accreted to insurance contracts(1)(3)	(1,856.9)	(2,027.7)
Effect of changes in interest rates and other financial assumptions	(593.7)	272.8
	(2,450.6)	(1,754.9)
Net finance income (expense) from reinsurance contract assets held
Interest accreted to reinsurance contract assets held(2)(3)	464.0	546.4
Effect of changes in interest rates and other financial assumptions	149.8	(71.4)
	613.8	475.0
Net finance expense from insurance contracts and reinsurance contract assets held	(1,836.8)	(1,279.9)

(1)
Primarily includes interest accretion on the opening balance of the LIC using discount rates in effect at the beginning of the year and interest accretion on incurred claims and other insurance service expenses recorded during the year using current period average discount rates.

(2)
Primarily includes interest accretion on the opening balance of the AIC using discount rates in effect at the beginning of the year and interest accretion on recoveries of incurred claims and other insurance service expenses recorded during the year using current period average discount rates.

(3)
The decrease in interest accreted to insurance contracts and reinsurance contract assets held in 2025 from 2024 primarily reflected the effects of decreased discount rates in effect at the beginning of the year as claims progressed toward settlement.

Insurance contracts and reinsurance contract assets held are subject to interest rate risk, as discussed in note 22, and changes in the company’s net finance income (expense) from insurance contracts and reinsurance contract assets held due to changes in market interest rates may not correspond directly with net gains or losses on certain of the company’s investments, principally within the fixed income portfolio. While net insurance finance income or expense reflects the effects and changes in time value of money and financial risk related to those net liabilities, investment returns are based on the company’s overall investment strategy. The company’s capital management objectives, which are discussed in the Capital Management section of note 22, include maintaining sufficient liquid resources at the holding company and operating company levels to meet company obligations while remaining opportunistic in deploying capital. As a result, there is not a direct relationship between the company’s net finance income or expenses from insurance contracts and reinsurance contract assets held and the investment return on the portfolio investments. Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and the liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company’s net earnings is typically partially mitigated.
The table below presents the company’s net effects from changes in discount rates on insurance contracts and reinsurance contract assets held and net gains (losses) on bonds recognized in the consolidated statement of earnings for the years ended December 31, 2025 and 2024.
	2025	2024
Effect of changes in discount rates on total bonds (recognized in net gains (losses) on investments)	385.4	(731.3)
Effect of changes in discount rates on insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	(443.9)	201.4
Net loss from changes in discount rates in the consolidated statement of earnings	(58.5)	(529.9)

FAIRFAX FINANCIAL HOLDINGS LIMITED

11.
Insurance Contract Receivables and Payables

Insurance contract receivables were comprised as follows:
	December 31, 2025	December 31, 2024
Insurance premiums receivable from agents, brokers and other intermediaries	273.5	428.8
Insurance contract receivables from third party administrators and other	732.7	351.6
	1,006.2	780.4
Current	671.6	761.3
Non-current	334.6	19.1
	1,006.2	780.4
Insurance contract payables were comprised as follows:
	December 31, 2025	December 31, 2024
Payable to agents and brokers	161.0	199.5
Investment contracts associated with life insurance products(1)	–	577.3
Other insurance contract payables	177.3	146.2
	338.3	923.0
Current	290.4	337.1
Non-current	47.9	585.9
	338.3	923.0

(1)
Contracts issued by the company’s life insurance operations which do not transfer significant insurance risk, but do transfer financial risk from the policyholder to the company, represent a financial liability. The decrease in investment contracts associated with life insurance products in 2025 from 2024 reflects the classification of the Eurolife Life Operations as held for sale (see note 21).

12.
Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:
	Goodwill	Intangible assets					Total
		Lloyd’s participation rights(1)	Customer and broker relationships(2)	Brand names(1)(2)	Computer software and other(1)(2)	Subtotal
Balance – January 1, 2025	4,124.9	503.2	1,203.5	1,844.6	602.0	4,153.3	8,278.2
Additions(3)	140.1	–	3.8	268.7	172.4	444.9	585.0
Disposals(3)	(76.8)	–	–	(236.4)	(25.8)	(262.2)	(339.0)
Amortization	–	–	(132.9)	(10.4)	(121.8)	(265.1)	(265.1)
Impairments(4)	(32.0)	–	(2.1)	–	(67.3)	(69.4)	(101.4)
Foreign exchange effect and other	74.2	–	21.4	65.0	21.1	107.5	181.7
Balance – December 31, 2025	4,230.4	503.2	1,093.7	1,931.5	580.6	4,109.0	8,339.4
Gross carrying amount	4,553.3	503.2	2,064.7	1,997.3	1,284.8	5,850.0	10,403.3
Accumulated amortization	–	–	(942.5)	(31.1)	(674.2)	(1,647.8)	(1,647.8)
Accumulated impairment and other	(322.9)	–	(28.5)	(34.7)	(30.0)	(93.2)	(416.1)
	4,230.4	503.2	1,093.7	1,931.5	580.6	4,109.0	8,339.4

	Goodwill	Intangible assets					Total
		Lloyd’s participation rights(1)	Customer and broker relationships(2)	Brand names(1)(2)	Computer software and other(1)(2)	Subtotal
Balance – January 1, 2024	3,121.9	503.2	1,070.6	1,169.9	510.7	3,254.4	6,376.3
Additions(3)	1,152.5	–	335.8	777.9	272.5	1,386.2	2,538.7
Disposals	(22.9)	–	(17.0)	(1.0)	(3.2)	(21.2)	(44.1)
Amortization	–	–	(125.0)	(2.8)	(138.7)	(266.5)	(266.5)
Impairments	(30.3)	–	(52.0)	(2.6)	(10.6)	(65.2)	(95.5)
Foreign exchange effect and other	(96.3)	–	(8.9)	(96.8)	(28.7)	(134.4)	(230.7)
Balance – December 31, 2024	4,124.9	503.2	1,203.5	1,844.6	602.0	4,153.3	8,278.2
Gross carrying amount	4,488.0	503.2	2,039.4	1,901.3	1,839.9	6,283.8	10,771.8
Accumulated amortization	–	–	(803.7)	(20.1)	(1,209.6)	(2,033.4)	(2,033.4)
Accumulated impairment and other	(363.1)	–	(32.2)	(36.6)	(28.3)	(97.1)	(460.2)
	4,124.9	503.2	1,203.5	1,844.6	602.0	4,153.3	8,278.2

(1)
Indefinite-lived intangible assets not subject to amortization had an aggregate carrying value at December 31, 2025 of  $2,345.7 (December 31, 2024 – $2,294.7), which included brand names of  $1,753.2 (December 31, 2024 – $1,700.5). Brand names and Lloyd’s participation rights are considered to be indefinite-lived based on their strength, history and expected future use.

(2)
Intangible assets with a finite life, including customer and broker relationships (8 to 20 years) and computer software (3 to 15 years), had an aggregate carrying value at December 31, 2025 of  $1,763.3 (December 31, 2024 – $1,858.6).

(3)
On August 13, 2025 the company acquired The Keg Royalties Income Fund (“The Keg Fund”) and recorded the transaction as an asset purchase substantially comprised of the brand name and other intellectual property used in the operation of The Keg restaurants. On September 25, 2025 the company deconsolidated Keg Restaurants Ltd. During 2024 the company acquired Sleep Country and acquired additional interests in Meadow Foods and Peak Achievement, and consolidated their assets and liabilities on their respective acquisition dates. See note 21.

(4)
Primarily reflects non-cash impairment charges of  $108.6 recorded at Boat Rocker in relation to its strategic transaction with Blue Ant. See note 21.

Goodwill and intangible assets were allocated to the company’s cash-generating units (“CGUs”) as follows:
	December 31, 2025			December 31, 2024
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Insurance and reinsurance companies
Allied World	940.0	387.6	1,327.6	940.0	431.0	1,371.0
Gulf Insurance	346.3	513.4	859.7	346.6	542.9	889.5
Brit(1)	169.1	520.9	690.0	167.3	521.6	688.9
Zenith National	317.6	55.0	372.6	317.6	62.6	380.2
Crum & Forster	132.6	73.3	205.9	132.6	84.0	216.6
Northbridge	77.8	101.6	179.4	76.9	110.9	187.8
Odyssey Group	107.9	56.2	164.1	107.9	49.8	157.7
All other(1)(2)	98.1	126.2	224.3	92.5	112.3	204.8
	2,189.4	1,834.2	4,023.6	2,181.4	1,915.1	4,096.5
Non-insurance companies
Recipe	266.6	899.7	1,166.3	264.0	835.3	1,099.3
Sleep Country	613.8	455.3	1,069.1	517.3	398.3	915.6
Peak Achievement	270.9	434.7	705.6	279.0	443.0	722.0
Meadow Foods	240.0	320.6	560.6	222.0	322.2	544.2
AGT	154.4	58.4	212.8	148.2	55.5	203.7
Thomas Cook India	117.5	51.9	169.4	123.4	46.0	169.4
Boat Rocker(3)	–	–	–	29.4	78.1	107.5
All other(4)	377.8	54.2	432.0	360.2	59.8	420.0
	2,041.0	2,274.8	4,315.8	1,943.5	2,238.2	4,181.7
	4,230.4	4,109.0	8,339.4	4,124.9	4,153.3	8,278.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

(1)
On January 1, 2025 Ki completed the separation from its parent company Brit and became a separate operating company within the Global Insurers and Reinsurers reporting segment.

(2)
Comprised primarily of balances related to Ki, AMAG Insurance, Eurolife General and Fairfax Central and Eastern Europe.

(3)
On August 1, 2025 the company deconsolidated Boat Rocker upon its strategic transaction with Blue Ant. See note 21.

(4)
Comprised primarily of balances related to Dexterra Group, Grivalia Hospitality and Fairfax India’s subsidiaries.

Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2025 and it was concluded that no significant impairments had occurred. When testing for impairment, the recoverable amount of each CGU or group of CGUs was based on the higher of  (i) fair value less costs of disposal, determined using market prices inclusive of a control premium or discounted cash flow models, and (ii) value-in-use, determined using discounted cash flow models.
In preparing discounted cash flow models, cash flow projections typically covering a five year period were derived from financial budgets approved by management. A number of other assumptions and estimates including net insurance revenue, investment returns, regulatory capital ratios, other revenues, expenses, royalty rates and working capital requirements were required to be incorporated into the discounted cash flow models. The forecasts were based on best estimates of future net insurance revenue or other revenues and operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions and estimates were reviewed by the applicable CGU’s management and by Fairfax management. The cash flow forecasts were adjusted by applying appropriate discount rates within a range of 9.8% to 11.8% for insurance and reinsurance subsidiaries, and 10.7% to 14.7% for non-insurance subsidiaries. A long term investment return within a range of 5.0% to 7.0% was applied to the investment portfolios of insurance and reinsurance subsidiaries. The long term growth rates used to extrapolate cash flows beyond five years for the majority of the CGUs ranged from 2.3% to 3.7%.
13.
Other Assets

Other assets were comprised as follows:
	December 31, 2025			December 31, 2024
	Insurance and reinsurance companies(1)	Non-insurance companies	Total	Insurance and reinsurance companies(1)	Non-insurance companies	Total
Premises and equipment, right-of-use assets and non-insurance companies’ investment property	849.7	2,704.5	3,554.2	811.5	2,818.7	3,630.2
Inventories	–	913.2	913.2	–	857.6	857.6
Non-insurance revenue receivables	–	757.7	757.7	–	835.4	835.4
Accrued interest and dividends	512.7	3.4	516.1	473.7	9.5	483.2
Prepaid expenses	198.9	261.9	460.8	154.9	227.8	382.7
Call options on non-controlling interests(2)	211.0	–	211.0	177.8	–	177.8
Finance lease receivables	4.5	172.5	177.0	6.1	173.7	179.8
Income tax, sales tax and subsidies receivable	89.5	87.5	177.0	86.6	165.6	252.2
Assets associated with unit-linked insurance and other products(3)(4)	156.8	–	156.8	1,368.3	–	1,368.3
Pension surplus	133.5	–	133.5	100.4	–	100.4
Other(5)	526.5	147.6	674.1	604.9	115.5	720.4
	2,683.1	5,048.3	7,731.4	3,784.2	5,203.8	8,988.0
Current	1,264.1	2,150.3	3,414.4	1,374.0	2,206.6	3,580.6
Non-current	1,419.0	2,898.0	4,317.0	2,410.2	2,997.2	5,407.4
	2,683.1	5,048.3	7,731.4	3,784.2	5,203.8	8,988.0

(1)
Includes Life insurance and Run-off, and the group holding companies.

(2)
Comprised of call options on the non-controlling interests in Allied World and Odyssey Group, which expire in 2026 and 2029, respectively. At certain dates subsequent to expiry of a call option, the non-controlling interests may request an initial public offering of their shares, the structure, process and timing of which will be controlled by the company; in certain circumstances, the non-controlling interests may request a sale of the respective operating company to a third party.

(3)
Primarily includes investment assets held for insurance contracts written by the company’s life insurance operations that transfer the market risk associated with the underlying investment performance which supports the benefit payments to the policyholder (“unit-linked”). The liability for the associated life policy benefits are included within insurance contract liabilities (note 8). The company measures the underlying investments for these unit-linked contracts at fair value.

(4)
At December 31, 2025 Eurolife’s unit-linked assets of  $1,710.4 (December 31, 2024 – $1,241.7) are presented as assets held for sale on the consolidated balance sheet. See note 21.

(5)
Principally comprised of other receivables, deposits and deferred compensation plans.

14.
Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:
	December 31, 2025			December 31, 2024
	Insurance and reinsurance companies(1)	Non-insurance companies	Total	Insurance and reinsurance companies(1)	Non-insurance companies	Total
Payables related to cost of sales	–	1,217.4	1,217.4	–	1,209.8	1,209.8
Lease liabilities(2)	338.8	852.2	1,191.0	348.2	956.6	1,304.8
Salaries and employee benefit liabilities	741.3	174.6	915.9	709.8	157.4	867.2
Income taxes payable	404.4	35.5	439.9	376.0	56.3	432.3
Deferred gift card, hospitality and other revenue(2)	16.8	338.9	355.7	24.5	417.5	442.0
Put options held by non-controlling interests(3)	256.3	24.1	280.4	176.6	25.1	201.7
Amounts payable for securities purchased but not yet settled(4)	164.1	76.5	240.6	69.9	–	69.9
Accrued taxes	116.4	32.9	149.3	92.4	40.6	133.0
Pension and post retirement liabilities	86.2	10.7	96.9	96.1	13.2	109.3
Administrative and other(5)	906.0	326.6	1,232.6	1,015.0	293.3	1,308.3
	3,030.3	3,089.4	6,119.7	2,908.5	3,169.8	6,078.3
Current	2,248.7	2,072.3	4,321.0	1,950.5	1,995.1	3,945.6
Non-current	781.6	1,017.1	1,798.7	958.0	1,174.7	2,132.7
	3,030.3	3,089.4	6,119.7	2,908.5	3,169.8	6,078.3

(1)
Includes Life insurance and Run-off, and the group holding companies.

(2)
The decrease during 2025 principally reflected the deconsolidation of The Keg. See note 21.

(3)
Principally comprised of a put option held by Eurobank on the non-controlling interest in Eurolife. Upon sale of the Eurolife Life Operations pursuant to the proposed transaction described in note 21, the put option would have a value of nil.

(4)
The increase during 2025 primarily reflected Fairfax India’s deferred consideration of  $76.5 related to its additional investment in Bangalore Airport. See note 6.

(5)
Principally comprised of accrued operating expenses, accrued interest expense, advances from customers and liabilities related to business acquisitions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

15.
Borrowings

	December 31, 2025			December 31, 2024
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Borrowings – holding company
Fairfax unsecured notes(d):
8.30% due April 15, 2026(e)	91.8	91.8	92.9	91.8	91.8	95.4
4.70% due December 16, 2026 (Cdn$450.0)(f)	328.3	328.0	332.4	312.9	312.4	319.1
4.25% due December 6, 2027 (Cdn$650.0)(f)	474.2	473.7	482.4	452.0	451.3	459.0
2.75% due March 29, 2028 (€750.0)(g)	880.8	877.0	874.3	776.6	771.7	767.5
4.85% due April 17, 2028	600.0	598.7	608.7	600.0	598.1	596.3
4.23% due June 14, 2029 (Cdn$500.0)(f)	364.8	364.1	373.0	347.7	346.8	353.0
4.625% due April 29, 2030	650.0	647.8	652.9	650.0	647.3	634.7
3.375% due March 3, 2031	596.8	588.4	563.5	596.8	586.8	532.4
3.95% due March 3, 2031 (Cdn$840.0)(f)	612.8	610.3	615.8	584.1	581.2	579.9
5.625% due August 16, 2032	741.2	736.9	774.0	741.2	736.2	749.9
6.00% due December 7, 2033	750.0	747.8	796.7	750.0	747.5	773.5
4.73% due November 22, 2034 (Cdn$450.0)(f)(1)	–	–	–	312.9	311.2	317.0
5.75% due May 20, 2035(2)	500.0	494.8	521.0	–	–	–
4.45% due August 14, 2035 (Cdn$400.0)(f)(3)	291.8	290.0	291.0	–	–	–
7.75% due July 15, 2037(e)	91.3	90.8	107.3	91.3	90.8	104.4
6.35% due March 22, 2054	1,000.0	988.8	1,039.0	1,000.0	988.3	1,031.1
5.23% due November 23, 2054 (Cdn$250.0)(f)(1)	–	–	–	173.8	172.8	179.0
6.50% due May 20, 2055(2)	400.0	395.2	423.9	–	–	–
5.10% due August 16, 2055 (Cdn$300.0)(f)(3)	218.9	216.8	214.5	–	–	–
Notes payable	330.0	307.2	307.2	495.0	448.2	448.2
Revolving credit facility(4)	–	–	–	–	–	–
	8,922.7	8,848.1	9,070.5	7,976.1	7,882.4	7,940.4
Borrowings – insurance and reinsurance companies
Allied World primary co-obligor on 6.10% unsecured senior notes due March 15, 2055	600.0	594.3	605.0	600.0	594.2	597.4
Gulf Insurance floating rate long term loans due 2027	183.8	183.8	183.5	165.0	165.0	166.7
Zenith National 8.55% debentures due August 1, 2028(d)	38.5	38.4	38.5	38.5	38.4	38.5
Brit primary co-obligor on 4.73% unsecured senior notes due November 22, 2034 (Cdn$450.0)(f)(1)	328.3	331.4	337.0	–	–	–
Brit primary co-obligor on 5.23% unsecured senior notes due November 23, 2054 (Cdn$250.0)(f)(1)	182.4	183.1	183.3	–	–	–
Brit 3.6757% subordinated notes due December 9, 2030 (£127.0)	170.8	170.8	154.9	159.0	159.0	135.9
Other borrowings, credit facilities and loans	103.7	105.8	106.3	16.7	19.2	19.3
	1,607.5	1,607.6	1,608.5	979.2	975.8	957.8
Borrowings – non-insurance companies(c)
Fairfax India 5.00% unsecured senior notes due 2028	441.6	440.5	423.6	441.6	439.9	414.3
Fairfax India subsidiary borrowings	111.3	111.3	111.3	96.3	96.3	96.3
Sleep Country credit facilities, unsecured senior notes and loans(5)	563.1	556.3	573.5	468.7	456.6	468.7
AGT credit facilities, senior notes and loans	480.3	478.4	480.2	467.5	464.8	465.0
Peak Achievement credit facilities, unsecured senior notes and loans(6)	377.5	373.8	377.5	436.0	432.7	436.0
Recipe credit facilities, senior notes and loans(7)(8)	449.5	441.3	447.3	309.6	308.2	299.2
Grivalia Hospitality bond loans	262.8	261.9	262.8	235.1	234.1	234.1
Loans and revolving credit facilities primarily at floating rates(9)	527.0	523.7	527.0	464.0	462.9	464.0
	3,213.1	3,187.2	3,203.2	2,918.8	2,895.5	2,877.6
Total debt	13,743.3	13,642.9	13,882.2	11,874.1	11,753.7	11,775.8

(a)
Principal net of unamortized issue costs and discounts (premiums).

(b)
Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs
(Levels 1 and 2 respectively in the fair value hierarchy).

(c)
These borrowings are non-recourse to the holding company.

(d)
Issuer may redeem any time at prices specified in the instrument’s offering document, except those disclosed in footnote (e) below.

(e)
Not redeemable prior to the contractual maturity date.

(f)
Designated as a hedge of the company’s net investment in its Canadian subsidiaries. See note 22 under the heading of  “Market risk”.

(g)
Designated as a hedge of the company’s net investment in its European operations. See note 22 under the heading of  “Market risk”.

During and subsequent to 2025 the company and its subsidiaries completed the following debt transactions:
Holding company
(1)
On June 17, 2025, pursuant to an agreement and in exchange for cash and cash equivalents received from the holding company of  $335.9 (Cdn$456.0) and $185.6 (Cdn$251.9), including accrued interest, Brit became the primary co-obligor of Fairfax’s Cdn$450.0 principal amount of 4.73% unsecured senior notes due November 22, 2034 (the “2034 notes”) and Cdn$250.0 principal amount of 5.23% unsecured senior notes due November 23, 2054 (the “2054 notes”), respectively. The 2034 notes and 2054 notes are the joint and several obligations of the company and Brit, with Brit being the primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2034 notes and the 2054 notes.

(2)
On May 20, 2025 the company completed offerings of  $500.0 and $400.0 principal amounts of 5.75% and 6.50% unsecured senior notes due May 20, 2035 and May 20, 2055 for net proceeds of  $494.5 and $395.1, respectively, after discount, commissions and expenses.

(3)
On August 14, 2025 the company completed offerings of  $290.0 (Cdn$400.0) and $217.5 (Cdn$300.0) principal amounts of 4.45% and 5.10% unsecured senior notes due August 14, 2035 and August 16, 2055 for net proceeds of  $288.2 and $215.5, respectively, after discount, commissions and expenses. Contemporaneously with the issuances, the company designated the carrying value of its Cdn$400.0 and Cdn$300.0 unsecured senior notes due August 14, 2035 and August 16, 2055, respectively, as a hedge of a portion of its net investment in Canadian subsidiaries. See note 22 under the heading of  “Market risk” for details.

(4)
On July 16, 2025 the company amended and extended its $2.0 billion unsecured revolving credit facility with a syndicate of lenders on substantially the same terms and extended the expiry from July 17, 2029 to July 16, 2030. The revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $11.5 billion, both calculated as defined in such financial covenants. At December 31, 2025 and 2024, the revolving credit facility was undrawn and the company was in compliance with its financial covenants.

Subsequent to December 31, 2025, on February 27, 2026 the company completed offerings of  $291.8 (Cdn$400.0) principal amount of 4.40% unsecured senior notes due 2036 and an additional $182.4 (Cdn$250.0) principal amount of its previously issued 5.10% unsecured senior notes due 2055, for net proceeds of  $290.3 and $180.4, respectively, after discount, commissions and expenses.
Non-insurance companies
(5)
On May 8, 2025 Sleep Country completed a re-opening of its offering of Cdn$450.0 principal amount of 6.625% unsecured senior notes due November 28, 2032, completed on November 28, 2024, for $107.9 (Cdn$150.0) principal amount for net proceeds, excluding accrued interest, of  $104.6 (Cdn$145.3) after discount, commissions, and expenses. The net proceeds were used to repay borrowings under Sleep Country’s credit facilities.

(6)
On September 11, 2025 Peak Achievement completed a private placement offering of  $198.7 (Cdn$275.0) principal amount of 6.125% unsecured senior notes due September 11, 2033 for net proceeds of  $193.6 (Cdn$267.9) after discount, commissions and expenses. The net proceeds were used to partially repay borrowings under Peak Achievement’s credit facilities.

(7)
On October 30, 2025 Recipe completed a private placement offering of  $286.1 (Cdn$400.0) principal amount of 5.70% unsecured senior notes due January 29, 2033 for net proceeds of  $279.1 (Cdn$390.3) after commissions and expenses. The net proceeds were used to partially repay borrowings under Recipe’s credit facilities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(8)
On March 14, 2025 Recipe increased its borrowings by $132.1 (Cdn$190.0) to partially fund the repurchase and cancellation of its common shares not owned by Fairfax. See note 16.

(9)
During 2025 Fairfax India amended its revolving credit facility to increase the limit from $175.0 to $245.0 to allow for the issuance of letters of credit and to extend the maturity from October 2, 2026 to November 13, 2028.

Changes in the carrying values of borrowings for the years ended December 31 were as follows:
	2025				2024
	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total
Balance – January 1	7,882.4	975.8	2,895.5	11,753.7	6,928.9	895.6	1,899.0	9,723.5
Cash inflows from issuances	1,393.3	65.5	603.8	2,062.6	2,430.9	–	1,380.9	3,811.8
Cash outflows from repayments	(165.0)	(47.1)	(560.0)	(772.1)	(702.1)	(507.7)	(665.2)	(1,875.0)
Net cash inflows (outflows) from credit facilities and short term loans	–	84.9	239.4	324.3	–	–	(51.2)	(51.2)
Non-cash changes:
Acquisitions of subsidiaries (note 21)	–	–	–	–	–	–	466.6	466.6
Deconsolidation of subsidiaries (note 21)	–	–	(135.2)	(135.2)	–	–	–	–
Transfers(1)	(519.8)	519.8	–	–	(594.2)	594.2	–	–
Foreign exchange effect and other	257.2	8.7	143.7	409.6	(181.1)	(6.3)	(134.6)	(322.0)
Balance – December 31	8,848.1	1,607.6	3,187.2	13,642.9	7,882.4	975.8	2,895.5	11,753.7

(1)
On June 17, 2025, pursuant to an agreement and in exchange for cash and cash equivalents received from the holding company of $335.9 (Cdn$456.0) and $185.6 (Cdn$251.9), including accrued interest, Brit became the primary co-obligor of the 2034 notes and 2054 notes, respectively, as described in footnote 1 above. On July 19, 2024, pursuant to an agreement and in exchange for cash received from the holding company of  $596.6, including accrued interest, Allied World became the primary co-obligor of the $600.0 principal amount of 6.10% unsecured senior notes due March 15, 2055.

Principal repayments on borrowings are due as follows:
	2026	2027	2028	2029	2030	Thereafter	Total
Holding company	585.1	639.2	1,480.8	364.8	650.0	5,202.8	8,922.7
Insurance and reinsurance companies	114.1	76.1	55.5	29.8	204.5	1,127.5	1,607.5
Non-insurance companies	264.3	939.5	513.3	199.1	286.9	1,010.0	3,213.1
Total	963.5	1,654.8	2,049.6	593.7	1,141.4	7,340.3	13,743.3
Interest Expense
Interest expense in 2025 of  $821.9 (2024 – $649.0) was comprised of interest on borrowings by the holding company and the insurance and reinsurance companies of  $524.7 (2024 – $456.6), interest on borrowings by the non-insurance companies (which are non-recourse to the holding company) of  $223.3 (2024 – $136.7) and accretion of lease liabilities of  $73.9 (2024 – $55.7).
16.
Total Equity

Equity attributable to shareholders of Fairfax
Authorized capital
The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares (cumulatively carrying 41.8% voting power) and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital
Issued capital at December 31, 2025 was comprised of 1,548,000 multiple voting shares and 21,880,169 subordinate voting shares without par value prior to deducting 1,772,853 subordinate voting shares reserved in treasury for share-based payment awards (December 31, 2024 – 1,548,000, 22,886,704 and 1,967,008 respectively). The multiple voting shares are not traded.
Common stock
The number of shares outstanding was as follows:
	2025	2024
Subordinate voting shares – January 1	20,919,696	22,254,478
Purchases for cancellation	(1,006,535)	(1,346,953)
Treasury shares acquired	(117,918)	(207,974)
Treasury shares reissued	312,073	220,145
Subordinate voting shares – December 31	20,107,316	20,919,696
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)
Common stock effectively outstanding – December 31	20,856,086	21,668,466
During 2025 the company purchased for cancellation 1,006,535 subordinate voting shares (2024 – 1,346,953) principally under the terms of its normal course issuer bids at a cost of  $1,625.2 (2024 – $1,588.4), of which $1,375.9 (2024 – $1,254.7) was charged to retained earnings. Included in the subordinate voting shares purchased for cancellation during 2024 were 275,000 shares purchased from Prem Watsa, the company’s Chairman and CEO, for $304.3 pursuant to an exemption from the issuer bid requirements contained in applicable Canadian securities laws.
Subsequent to December 31, 2025, the company purchased for cancellation 226,694 subordinate voting shares under the terms of its normal course issuer bids at a cost of $384.0.
Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:
Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 5, 2026	January 15, 2026	January 22, 2026	$15.00	$329.1
January 3, 2025	January 16, 2025	January 23, 2025	$15.00	$343.6
January 3, 2024	January 18, 2024	January 25, 2024	$15.00	$363.1
Treasury shares and share-based payment awards
During 2025 the company acquired for treasury 117,918 subordinate voting shares at a cost of  $189.1 (2024 – 207,974 subordinate voting shares at a cost of  $240.4) for use in its share-based payment awards. Additionally, during 2025 the company reissued 312,073 subordinate voting shares from treasury, which were previously acquired at a cost of  $122.9, in settlement of vested share-based payment awards (2024 – reissued 220,145 subordinate voting shares from treasury previously acquired at a cost of  $108.3).
Share-based payment awards comprise a portion of the company’s annual bonus to its senior employees at the holding company and at the insurance and reinsurance operating companies. All of the company’s share-based payment awards of Fairfax subordinate voting shares are accounted for as equity settled plans and generally vest over a five-year service period.
The fair value of share-based payment awards on the grant date is amortized to compensation expense over the vesting period, with a corresponding increase to the share-based payments equity reserve in common shareholders’ equity. During 2025 compensation expense of  $176.6 (2024 – $164.9) related to share-based payment awards was recorded in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Preferred stock
The terms of the company’s cumulative five-year rate reset preferred shares at December 31, 2025 were as follows:
	Next possible redemption and conversion date(1)(2)	Number of shares outstanding(3)	Carrying value(3)	Stated capital(3)	Liquidation preference per share	Fixed dividend rate per annum(4)
Series K	March 31, 2027	9,500,000	$231.7	Cdn $237.5	Cdn$25.00	5.05%

(1)
Redeemable by the company at the stated redemption date and on each subsequent five-year anniversary date at Cdn$25.00 per share.

(2)
Holders have the option to convert their shares into Series L floating rate cumulative preferred shares at the specified conversion date and on each subsequent five-year anniversary date.

(3)
The number of shares outstanding, carrying value and stated capital remained unchanged during 2025 and 2024.

(4)
Series K preferred shares have a fixed dividend rate equal to the five-year Government of Canada bond yield plus 3.51%, with rate resets on each subsequent five-year anniversary date. Series L preferred shares, of which none are currently issued, have a floating dividend rate equal to the three-month Government of Canada treasury bill yield plus 3.51%, with rate resets at the end of each calendar quarter.

During 2025 the company redeemed the following cumulative five-year reset preferred shares, all with stated capital and redemption values of Cdn$25.00 per share:
	Redemption date	Number of shares redeemed	Carrying value	Redemption cost	Gain recognized in equity (net changes in capitalization)
Series E	March 31, 2025	5,440,132	124.5	94.5	30.0
Series F	March 31, 2025	2,099,046	48.0	36.5	11.5
Series G	September 30, 2025	7,719,843	182.1	138.7	43.4
Series H	September 30, 2025	2,280,157	53.8	41.0	12.8
Series I	December 31, 2025	10,420,101	250.5	190.1	60.4
Series J	December 31, 2025	1,579,899	38.0	28.8	9.2
Series M	March 31, 2025	9,200,000	179.6	159.8	19.8
			876.5	689.4	187.1
During 2024 the company redeemed the following cumulative five-year reset preferred shares, all with stated capital and redemption values of Cdn$25.00 per share:
	Redemption date	Number of shares redeemed	Carrying value	Redemption cost	Gain recognized in equity (net changes in capitalization)
Series C	December 31, 2024	7,515,642	170.8	130.6	40.2
Series D	December 31, 2024	2,484,358	56.5	43.2	13.3
			227.3	173.8	53.5
During 2025 the company paid preferred share dividends of  $24.5 (2024 – $48.6).

Accumulated other comprehensive income (loss)
Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax was comprised as follows:
	December 31, 2025			December 31, 2024
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Foreign currency translation losses	(1,196.3)	58.3	(1,138.0)	(1,333.2)	42.8	(1,290.4)
Share of accumulated other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	(41.9)	(14.2)	(56.1)	(307.7)	28.2	(279.5)
	(1,238.2)	44.1	(1,194.1)	(1,640.9)	71.0	(1,569.9)
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	159.9	(35.8)	124.1	57.8	(8.2)	49.6
Share of net gains (losses) on defined benefit plans of associates	(10.5)	1.7	(8.8)	(8.2)	0.1	(8.1)
Other	217.7	(43.9)	173.8	178.2	(33.8)	144.4
	367.1	(78.0)	289.1	227.8	(41.9)	185.9
Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax	(871.1)	(33.9)	(905.0)	(1,413.1)	29.1	(1,384.0)
Non-controlling interests
Details of non-controlling interests as at and for the years ended December 31 were as follows:
	December 31, 2025		December 31, 2024		Net earnings (loss) attributable to non-controlling interests
	Economic ownership percentage(5)	Carrying value	Economic ownership percentage(5)	Carrying value	2025	2024
Insurance and reinsurance companies(1)
Allied World(2)	16.6%	1,121.7	16.6%	989.0	204.5	176.1
Odyssey Group(2)	9.99%	735.3	9.99%	665.7	129.5	128.1
Ki(3)(5)	80.0%	589.7	80.0%	532.6	70.6	137.4
Gulf Insurance	2.9%	496.6	2.9%	494.1	27.9	1.7
All other	–	62.1	–	58.8	11.0	7.3
		3,005.4		2,740.2	443.5	450.6
Non-insurance companies
Restaurants and retail(4)	–	3.3	–	147.7	1.4	9.2
Fairfax India(5)	57.1%	1,074.4	57.3%	1,029.9	124.0	(63.7)
Thomas Cook India	35.5%	99.5	35.5%	97.1	12.8	11.7
All other	–	177.2	–	266.3	(70.3)	(19.8)
		1,354.4		1,541.0	67.9	(62.6)
		4,359.8		4,281.2	511.4	388.0

(1)
Includes property and casualty insurance and reinsurance companies, Life insurance and Run-off, and the group holding companies.

(2)
During 2025 the subsidiaries comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of  $146.3 (2024 – $256.3) to non-controlling interests.

(3)
On January 1, 2025 Ki completed the separation from its parent company Brit and became a separate operating company within the Global Insurers and Reinsurers reporting segment.

(4)
During 2025 Recipe repurchased and cancelled its common shares not owned by Fairfax, which increased Fairfax’s ownership interest in Recipe from 84.0% to 100.0%.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(5)
At December 31, 2025, Ki’s non-controlling interest economic ownership percentage was 80.0% (December 31, 2024 – 80.0%) which differed from its non-controlling interest voting percentage of 49.0% (December 31, 2024 – 49.0%) and Fairfax India’s non-controlling interest economic ownership percentage was 57.1% (December 31, 2024 – 57.3%) which differed from its non-controlling interest voting percentage of 4.8% (December 31, 2024 – 4.8%).

Subsequent to December 31, 2025
On February 27, 2026 AGT filed a prospectus with Canadian securities regulatory authorities in respect of a Cdn$449.5 offering of its common shares, consisting of a Cdn$425.0 treasury issuance and a Cdn$24.5 secondary sale, at a price of Cdn$23.00 per common share (the “Offering”). Neither Fairfax nor AGT’s CEO are selling any common shares in the Offering. The company holds warrants to purchase an aggregate Cdn$340.0 of AGT common shares at Cdn$22.50 per share and also holds a Cdn$340.0 loan to AGT. Immediately prior to closing of the Offering the company will exercise its warrants and the proceeds will be used by AGT to repay the principal amount of the loan. Concurrent with the closing of the Offering, the company will purchase Cdn$200.0 of AGT common shares at Cdn$23.00 per share in a private placement and will continue to have a controlling equity interest in AGT.
Net changes in capitalization
The impact on common shareholders’ equity and non-controlling interests of certain capital transactions and changes in ownership interests of the company’s consolidated subsidiaries for the years ended December 31, 2025 and 2024 are included in net changes in capitalization in the consolidated statement of changes in equity as shown in the table below. See also note 6, and under the headings “Preferred stock” and “Non-controlling interests” earlier in this note, for details.
	2025		2024
	Common shareholders’ equity	Non- controlling interests	Common shareholders’ equity	Non- controlling interests
Redemption of Series E, F, G, H, I, J and M cumulative preferred shares	187.1	–	–	–
Repurchase and cancellation by Recipe of shares held by non-controlling interests	4.3	(147.7)	–	–
Acquisition of non-controlling interests in Brit	–	–	(76.0)	(449.9)
Additional interest acquired in Gulf Insurance through mandatory tender offer	–	–	(41.2)	(85.5)
Redemption of Series C and D cumulative preferred shares	–	–	53.5	–
Partial disposition of Digit Insurance by Digit on completion of Digit Insurance’s initial public offering (note 6)	–	–	97.5	–
Other	(67.5)	(41.4)	(75.8)	21.9
As presented in net changes in capitalization in the consolidated statement of changes in equity	123.9	(189.1)	(42.0)	(513.5)

17.
Earnings per Share

Net earnings per share is calculated using the weighted average common shares outstanding as follows:
	2025	2024
Net earnings attributable to shareholders of Fairfax	4,772.4	3,874.9
Preferred share dividends (note 16)	(24.5)	(48.6)
Excess of carrying value over redemption cost of preferred shares redeemed (note 16)	187.1	53.5
Net earnings attributable to common shareholders – basic and diluted	4,935.0	3,879.8
Weighted average common shares outstanding – basic	21,449,822	22,373,092
Share-based payment awards	1,634,205	1,790,368
Weighted average common shares outstanding – diluted	23,084,027	24,163,460
Net earnings per common share – basic	$230.07	$173.41
Net earnings per common share – diluted	$213.78	$160.56

18.
Income Taxes

The company’s provision for income taxes for the years ended December 31 were comprised as follows:
	2025	2024
Current income tax:
Current year expense(1)	1,008.5	1,132.0
Adjustments to prior years’ income taxes	(53.9)	(11.4)
	954.6	1,120.6
Deferred income tax:
Origination and reversal of temporary differences	193.7	291.3
Adjustments to prior years’ deferred income taxes	8.2	(36.3)
	201.9	255.0
Provision for income taxes	1,156.5	1,375.6

(1)
Includes Pillar Two global minimum taxes of  $41.8 in 2025 which primarily related to income earned in Singapore and Bermuda and $93.7 in 2024 which primarily related to income earned in Bermuda.

A significant portion of the company’s earnings before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate, and may be significantly higher or lower. The company’s earnings before income taxes by jurisdiction and the associated provision for income taxes for the years ended December 31 are summarized in the following table:
	2025					2024
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total
Earnings before income taxes	1,619.7	2,072.4	577.0	2,171.2	6,440.3	1,089.9	2,182.8	662.5	1,703.3	5,638.5
Provision for income taxes	350.6	408.7	58.3	338.9	1,156.5	499.9	454.0	81.2	340.5	1,375.6
Net earnings	1,269.1	1,663.7	518.7	1,832.3	5,283.8	590.0	1,728.8	581.3	1,362.8	4,262.9

(1)
Includes Fairfax India.

(2)
Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that Odyssey Group has operations outside of the U.S.), U.S. Run-off and other associated holding company results.

(3)
Comprised of Brit, Ki, and Meadow Foods.

(4)
Primarily includes companies in India, Asia and Europe (excluding the U.K.), and Allied World, which has operations in multiple jurisdictions, and also includes Gulf Insurance which is based in Kuwait and operates through its subsidiaries throughout the Middle East and North Africa region.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31 are summarized in the following table:
	2025	2024
Canadian statutory income tax rate	26.5%	26.5%
Provision for income taxes at the Canadian statutory income tax rate	1,706.7	1,494.2
Non-taxable investment income and losses	(163.0)	(88.2)
Tax rate differential on income and losses outside Canada	(347.1)	(140.0)
Change in unrecorded tax benefit of losses and temporary differences	(26.9)	87.3
Change in tax rate for deferred income taxes	(1.2)	49.1
Recovery relating to prior years	(45.7)	(47.7)
Foreign exchange effect	27.7	(23.3)
Other including permanent differences	6.0	44.2
Provision for income taxes	1,156.5	1,375.6
Non-taxable investment income of  $163.0 in 2025 and $88.2 in 2024 were principally comprised of dividend income, non-taxable interest income and long term or exempt capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada.
The tax rate differential on income and losses outside Canada of  $347.1 in 2025 principally related to income taxed at lower rates in the U.S., Bermuda and Mauritius, partially offset by Pillar Two global minimum taxes of  $41.8. The tax rate differential on income and losses outside Canada of  $140.0 in 2024 principally related to income taxed at lower rates in the U.S. and Bermuda, partially offset by losses tax effected at lower rates in Mauritius and by Pillar Two global minimum taxes of  $93.7.
Income taxes refundable and payable were as follows:
	December 31, 2025	December 31, 2024
Income taxes refundable	86.9	86.7
Income taxes payable	(439.9)	(432.3)
Net income taxes payable	(353.0)	(345.6)
Changes in net income taxes payable during the years ended December 31 were as follows:
	2025	2024
Balance – January 1	(345.6)	(247.9)
Amounts recorded in the consolidated statements of earnings	(954.6)	(1,120.6)
Payments made during the year	953.5	1,005.6
Foreign exchange effect and other	(6.3)	17.3
Balance – December 31	(353.0)	(345.6)

Changes in the net deferred income tax asset (liability) during the years ended December 31 were as follows:
	2025
	Operating and capital losses	Investments	Insurance contracts and reinsurance contract assets held	Intangible assets	Tax credits	Other	Total
Balance – January 1	254.1	(767.5)	(476.8)	(442.8)	59.0	(15.0)	(1,389.0)
Amounts recorded in the consolidated statement of earnings	(19.8)	(440.6)	188.7	(9.6)	(5.5)	84.9	(201.9)
Amounts recorded in total equity	6.3	(33.2)	–	–	–	(22.2)	(49.1)
Acquisitions of subsidiaries (note 21)	15.8	–	–	(9.7)	–	(2.1)	4.0
Divestitures of non-insurance subsidiaries (note 21)	(8.8)	0.1	–	(13.3)	–	43.3	21.3
Foreign exchange effect and other	3.6	52.4	0.5	(15.4)	(0.7)	(5.3)	35.1
Balance – December 31	251.2	(1,188.8)	(287.6)	(490.8)	52.8	83.6	(1,579.6)
	2024
	Operating and capital losses	Investments	Insurance contracts and reinsurance contract assets held	Intangible assets	Tax credits	Other	Total
Balance – January 1	313.4	(611.8)	(358.0)	(308.3)	33.6	(18.1)	(949.2)
Amounts recorded in the consolidated statement of earnings	(59.8)	(183.7)	(119.0)	36.3	25.5	45.7	(255.0)
Amounts recorded in total equity	5.8	14.4	–	–	–	(27.8)	(7.6)
Acquisitions of subsidiaries (note 21)	10.7	0.1	(0.3)	(186.1)	(0.3)	(31.1)	(207.0)
Foreign exchange effect and other	(16.0)	13.5	0.5	15.3	0.2	16.3	29.8
Balance – December 31	254.1	(767.5)	(476.8)	(442.8)	59.0	(15.0)	(1,389.0)
Management expects that recognized deferred income tax assets will be realized in the normal course of operations. The most significant temporary differences included in the net deferred income tax liability at December 31, 2025 related to investments (primarily related to net unrealized investment gains at the holding company), intangible assets, and insurance contracts and reinsurance contract assets held, partially offset by deferred income tax assets related to operating and capital losses and tax credits. Insurance contracts and reinsurance contract assets held are recorded on a discounted basis in these consolidated financial statements but are calculated at different discount rates or on an undiscounted basis in certain jurisdictions for income tax, resulting in temporary differences. Deferred income tax liabilities on intangible assets primarily relate to intangible assets recognized on acquisitions (principally Brit, Recipe, and Meadow Foods) that are typically not deductible in the determination of income taxes payable. In these consolidated financial statements, investment gains and losses are primarily recognized on a mark-to-market basis but are typically only recognized for income tax purposes when realized (particularly in the U.S. and several other jurisdictions). The deferred income tax asset related to operating and capital losses arises primarily at Brit and Northbridge. Tax credits are primarily in the U.S. and principally relate to foreign taxes paid that will reduce U.S. taxes payable in the future. Other deferred income tax includes taxable and deductible temporary differences related to pensions, restricted interest and financing expenses and premises and equipment.
Management conducts ongoing reviews of the recoverability of the deferred income tax asset and adjusts, as necessary, to reflect its anticipated realization. At December 31, 2025 deferred income tax assets of  $935.9 (December 31, 2024 – $965.7), which relate principally to operating and capital losses, have not been recorded. The losses for which deferred income tax assets have not been recorded are comprised of losses in Canada of $2,134.3 (December 31, 2024 – $2,016.5), losses in Europe of  $732.1 (December 31, 2024 – $703.6), losses in the U.S. of  $355.8 (December 31, 2024 – $375.6), and losses at Allied World, Falcon, and Farmers Edge of  $169.1 across various jurisdictions (December 31, 2024 – $208.1). The losses in Canada expire between 2029 and 2045. The losses and foreign tax credits in the U.S. primarily expire between 2026 and 2045. Substantially all of the losses in Europe do not have an expiry date. Allied World’s losses are primarily in Asia, with no expiry date, and in Switzerland which expire within seven years.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries, which at December 31, 2025 amounted to approximately $18.7 billion (December 31, 2024 – approximately $16.2 billion) and are not likely to be repatriated in the foreseeable future.
19.
Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the company’s insurance and reinsurance subsidiaries. Those subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company’s capital requirements and management thereof are discussed in note 22, under the heading “Capital Management”. The company’s share of dividends paid in 2025 by the insurance and reinsurance subsidiaries, which were eliminated on consolidation, was $1,678.1 (2024 – $1,955.6).
Based on the surplus and net earnings of the primary insurance and reinsurance subsidiaries as at and for the year ended December 31, 2025, the maximum dividend capacity available in 2026 at each of those subsidiaries, payable to all shareholders (including non-controlling interests) is as follows:
December 31, 2025
North American Insurers
Northbridge(1)	550.9
Crum & Forster	315.2
Zenith National	69.9
936.0
Global Insurers and Reinsurers
Allied World	1,684.3
Odyssey Group	953.0
Brit	258.6
Ki	58.7
2,954.6
International Insurers and Reinsurers
Gulf Insurance	175.3
4,065.9

(1)
Subject to prior regulatory approval.

When determining the amount of dividends to be paid from its insurance and reinsurance subsidiaries, the company considers regulatory capital requirements, and also rating agency capital tests, future capital levels required to support growth and tax planning matters, among other factors. The non-controlling interests in Allied World and Odyssey Group have a dividend in priority to the company.
20.
Contingencies and Commitments

The company and its subsidiaries, in the ordinary course of their business, are or may be anticipated to be defendants, or named as third parties, in damage suits. The uninsured exposure to the company is not considered to be material to the company’s financial position, financial performance or cash flows.
Odyssey Group, Brit, Ki and Allied World (“the Lloyd’s participants”) underwrite in the Lloyd’s of London insurance market through their participation in certain Lloyd’s syndicates. The Lloyd’s participants have pledged cash and cash equivalents of  $109.7 and securities with a fair value of  $2,065.8 at December 31, 2025 as capital to support those underwriting activities. Pledged securities primarily consist of short term investments, bonds and equity investments presented within portfolio investments on the consolidated balance sheet. The Lloyd’s participants have the ability to substitute other securities for these pledged securities, subject to certain admissibility criteria. The Lloyd’s participants’ liability in respect of assets pledged as capital is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd’s. The company believes that the syndicates for which the Lloyd’s participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.
At December 31, 2025 the company’s maximum capital commitments for potential investments was $4,931.9 for first mortgage loans and $918.5 for common stocks, limited partnerships, associates and joint ventures.

21.
Acquisitions and Divestitures

Subsequent to December 31, 2025
Sale of Eurolife life insurance operations to Eurobank
On October 13, 2025 the company announced that it had entered into a term sheet with Eurobank pursuant to which Eurobank will acquire the company’s 80.0% equity interest in the life insurance operations of Eurolife (the “Eurolife Life Operations”) for cash consideration of approximately $955 (€813.0). The company will continue to maintain its 80.0% equity interest in Eurolife General, the property and casualty insurance business operated by Eurolife. Concurrently, the company will purchase a 45.0% equity interest in Eurobank’s Cyprus non-life insurance company ERB Asfalistiki (“ERBA”) for cash consideration of approximately $69 (€59.0), with an option to acquire the remainder of ERBA in the future. The proposed transactions are subject to entry into definitive agreements and customary closing conditions and are expected to close in the second quarter of 2026.
Assets held for sale and liabilities associated with assets held for sale as presented on the company’s consolidated balance sheet at December 31, 2025 were comprised of the assets and liabilities of the Eurolife Life Operations as follows:
	Eurolife Life Operations	Consolidation adjustments(1)	As presented on the consolidated balance sheet
Assets held for sale:
Portfolio investments(2)	2,338.8	(675.2)	1,663.6
Reinsurance contract assets held	5.5	–	5.5
Deferred income tax assets	0.9	–	0.9
Goodwill and intangible assets	9.0	–	9.0
Other assets	2,158.2	(391.3)	1,766.9
	4,512.4	(1,066.5)	3,445.9
Liabilities associated with assets held for sale:
Accounts payable and accrued liabilities	142.0	(34.5)	107.5
Derivative obligations	–	–	–
Deferred income tax liabilities	83.6	–	83.6
Insurance contract payables	643.7	–	643.7
Insurance contract liabilities	2,803.3	–	2,803.3
	3,672.6	(34.5)	3,638.1

(1)
Primarily reflects portfolio investments held through various investment funds which Fairfax will continue to consolidate after closing of the proposed sale, certain investments which are expected to be retained by Fairfax and investments in Fairfax subsidiaries.

(2)
Includes cash and cash equivalents of  $104.6. See note 25.

Year ended December 31, 2025
Acquisition of The Keg Royalties Income Fund and subsequent re-organization of Keg Restaurants Ltd.
On August 13, 2025 the company, through a subsidiary holding company, completed the acquisition of all of the issued and outstanding units of The Keg Royalties Income Fund (“The Keg Fund”) that it did not already own for cash consideration of Cdn$18.60 per unit or $150.1 (Cdn$206.5) and recorded the transaction as an asset purchase substantially comprised of the brand name and other intellectual property used in the operation of The Keg restaurants. Subsequently, on September 25, 2025 the company completed a re-organization whereby its subsidiary Keg Restaurants Ltd., which was held through Recipe, amalgamated with the acquirer of The Keg Fund and the amalgamated entity was renamed Keg Restaurants Ltd. (“The Keg”). The company then partnered with a strategic third party who assumed operational control of The Keg by subscribing for shares and entering into a shareholders agreement, resulting in the company deconsolidating the assets and liabilities of The Keg from its Non-insurance companies reporting segment and recording its retained interest in The Keg as an investment in associate.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reverse take-over of Boat Rocker by Blue Ant Media Inc. and Boat Rocker management buyout
On August 1, 2025 Blue Ant Media Inc. (“Blue Ant”) became a public company via a reverse take-over of Boat Rocker, pursuant to which Boat Rocker acquired all shares of Blue Ant by exchanging 1.25 Boat Rocker shares for each share of Blue Ant. Concurrently, Boat Rocker sold certain of its production and distribution assets to a privately owned company controlled by certain members of Boat Rocker’s management. Prior to transaction close Boat Rocker had recorded impairment charges of  $108.6 in 2025. Upon closing, Boat Rocker was renamed Blue Ant Media Corporation (“Blue Ant Media”) and the company deconsolidated the assets and liabilities of Blue Ant Media from its Non-insurance companies reporting segment and recorded its retained interest in Blue Ant Media at FVTPL within portfolio investments.
Year ended December 31, 2024
Acquisition of additional interest in Peak Achievement Athletics Inc.
On December 20, 2024 the company increased its equity interest in Peak Achievement Athletics Inc. (“Peak Achievement”) to 100.0% by acquiring the 42.6% equity interest owned by Sagard Holdings Inc. and the 14.8% equity interest owned by other minority shareholders for purchase consideration of  $765.0, comprised of new non-recourse borrowings of  $339.0 (by a newly formed purchasing entity, which amalgamated with Peak Achievement upon close), the company’s existing 42.6% equity interest in Peak Achievement with a fair value of $325.7 and cash consideration of  $100.3. The assets acquired and liabilities assumed of Peak Achievement were consolidated in the company’s Non-insurance companies reporting segment, pursuant to which the company remeasured its existing 42.6% equity accounted investment in Peak Achievement to its fair value of  $325.7 and recorded a pre-tax gain of  $203.4 in net gains on investments in the consolidated statement of earnings. Peak Achievement is engaged in the design, manufacture and distribution of performance sports equipment and related apparel and accessories for ice hockey, roller hockey and lacrosse, under brands such as Bauer Hockey, Cascade Lacrosse and Maverik Lacrosse.
Acquisition of additional interest in Meadow Foods Limited
On November 29, 2024 the company increased its equity interest in Meadow Foods Limited (“Meadow Foods”) to 93.2% for purchase consideration of  $333.1, comprised of the company’s existing equity interest in Meadow Foods with a fair value of  $250.5 (£197.1, which approximated carrying value) and additional consideration of  $82.6 (£65.0). The assets acquired and liabilities assumed of Meadow Foods were consolidated in the company’s Non-insurance companies reporting segment. Meadow Foods is a value-added milk, fats, fresh confectionery and plant-based bulk ingredients business.
Acquisition of Sleep Country Canada Holdings Inc.
On October 1, 2024 the company acquired all of the issued and outstanding common shares of Sleep Country Canada Holdings Inc. (“Sleep Country”) for purchase consideration of  $880.6 (Cdn$1.2 billion) or Cdn$35.00 per common share, and commenced consolidating the assets, liabilities and results of operations of Sleep Country in its Non-insurance companies reporting segment. The purchase consideration was comprised of cash of  $562.7 (Cdn$759.9) and new non-recourse borrowings of  $317.9 (Cdn$429.2) by a newly formed purchasing entity, which amalgamated with Sleep Country upon close. On January 1, 2025 Sleep Country Canada Holdings Inc. amalgamated with its subsidiary Sleep Country Canada Inc., with the amalgamated entity renamed Sleep Country Canada Inc. (“Sleep Country”). Sleep Country is a specialty sleep retailer with a national retail store network and multiple e-commerce platforms.

The determination of the fair value of assets acquired and liabilities assumed in connection with the acquisitions described above are summarized in the table that follows.
	Sleep Country(1)	Meadow Foods(1)	Peak Achievement	Total
Acquisition date	October 1, 2024	November 29, 2024	December 20, 2024
Percentage equity interest in acquiree	100.0%	93.2%	100.0%
Assets:
Portfolio investments(2)	27.9	12.5	64.1	104.5
Deferred income tax assets	16.7	–	0.3	17.0
Goodwill and intangible assets(3)	969.9	553.8	714.0	2,237.7
Other assets(4)	455.9	204.0	332.0	991.9
Total assets	1,470.4	770.3	1,110.4	3,351.1
Liabilities:
Accounts payable and accrued liabilities(5)	382.0	107.5	194.7	684.2
Deferred income tax liabilities	77.2	89.8	68.3	235.3
Borrowings – non-insurance companies(6)	130.6	239.5	82.4	452.5
Total liabilities	589.8	436.8	345.4	1,372.0
Non-controlling interests	–	0.4	–	0.4
Purchase consideration(6)	880.6	333.1	765.0	1,978.7
	1,470.4	770.3	1,110.4	3,351.1

(1)
Amounts translated into U.S. dollars at the acquisition date.

(2)
Portfolio investments include subsidiary cash and cash equivalents of  $100.7.

(3)
Comprised of goodwill of  $547.6 and intangible assets of  $422.3 (primarily brand names of  $365.4) at Sleep Country, goodwill of  $271.0 and intangible assets of  $443.0 (primarily brand names of  $342.6) at Peak Achievement, and goodwill of  $226.8 and intangible assets of  $327.0 (primarily customer relationships of  $241.1) at Meadow Foods.

(4)
Primarily comprised of premises and equipment and right-of-use assets of  $311.0 and inventory of  $94.5 at Sleep Country, non-insurance revenue receivables of  $116.0 and inventory of  $133.7 at Peak Achievement, and premises and equipment and right-of-use assets of  $85.9 and non-insurance revenue receivables of  $78.1 at Meadow Foods.

(5)
Primarily comprised of lease liabilities of  $226.3 and payables related to costs of sales of  $108.8 at Sleep Country, and payables related to costs of sales of  $78.8 at Meadow Foods.

(6)
Borrowings – non-insurance companies excludes the new borrowings described above that were drawn by the newly formed purchasing entities which amalgamated with Sleep Country and Peak Achievement upon close of the respective transactions. The new borrowings included in the respective purchase consideration, together with the borrowings assumed on the acquisitions, are included in Borrowings – non insurance companies on the consolidated balance sheet at December 31, 2024. See note 15 for details.

22.
Financial Risk Management

Overview
The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes to the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at December 31, 2025 compared to those identified at December 31, 2024, except as discussed below.
Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding

FAIRFAX FINANCIAL HOLDINGS LIMITED

company. In addition, although the company and its operating subsidiaries each have an officer with designated responsibility for risk management, the company regards each Chief Executive Officer as the chief risk officer of their company; each Chief Executive Officer is the individual ultimately responsible for risk management for their company and its subsidiaries.
The company’s President and Chief Operating Officer reports on risk considerations to the company’s Executive Committee and provides a quarterly report on key risk exposures to the company’s Board of Directors. The Executive Committee, in consultation with the President and Chief Operating Officer, approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The company’s Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the company’s risks and the management of those risks is an agenda item for every regularly scheduled meeting of the Board of Directors.
United States Tariffs
The imposition of tariffs by the United States (the “U.S. Tariffs”) and retaliatory measures between governments may cause multifaceted effects on the economy. The U.S. Tariffs may adversely impact the company’s operations by causing supply chain disruptions, economic downturn, inflationary pressures, and uncertainty in capital markets. The company has performed assessments of the direct impacts of the U.S. Tariffs to its operations and concluded that there are no significant impacts at this time. The company continues to assess the indirect impacts to its operations of these tariffs and potential retaliatory tariffs and other trade protectionist measures that may arise, and such impacts may be significant, including inflationary pressures on insurance claim settlements, particularly for raw materials in the automobile and construction industries. Failure to mitigate the negative effects of the U.S. Tariffs on the company’s business could have a material adverse impact on the company’s operating results and financial condition. While the company is taking steps to seek to mitigate the potential impact on its business, given that developments are ongoing with respect to these tariffs and other measures, their impacts are uncertain and could adversely affect the company’s business, financial condition and results of operations.
Underwriting Risk
Property and casualty insurance and reinsurance
Underwriting risk is the risk that insurance service expenses will exceed insurance revenue and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company’s exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk, at December 31, 2025 compared to December 31, 2024.
For acquired claims and ceded claims resulting from the acquisition of Gulf Insurance on December 26, 2023 that are in their settlement period, the insured event is the determination of the ultimate cost and timing of the claims. The company’s underwriting risk for such claims is therefore limited to the potential for adverse development over the settlement period; however, IFRS 17 Insurance Contracts (“IFRS 17”) requires the fair value of those claims and ceded claims at acquisition to be recorded in the liability for remaining coverage (“LRC”) and the asset for remaining coverage (“ARC”), respectively, similar to newly written contracts. As a result, the acquisition accounting related to Gulf Insurance increased reported amounts in the company’s consolidated statement of earnings as those claims and ceded claims ran off, particularly in 2024 (the first full year following acquisition), including impacts to insurance revenue, insurance service expenses, cost of reinsurance and recoveries of insurance service expenses. In subsequent periods, including 2025, these incremental effects diminish as the acquired claims continue to settle and the related acquisition-date fair value adjustments continue to amortize. See notes 8 and 9 for details.
Principal lines of business
The company’s principal insurance and reinsurance lines of business and the significant insurance risks inherent therein are as follows:
•
Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example, earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;

•
Casualty, which insures against accidents (including workers’ compensation and automobile) and also includes employers’ liability, accident and health, medical malpractice, cyber, professional liability and umbrella coverage; and

•
Specialty, which insures against marine, aerospace and surety risk, and other various risks and liabilities that are not identified above.

The table that follows presents the company’s concentration of insurance risk by geographic region and line of business based on net insurance revenue (calculated by the company as insurance revenue less cost of reinsurance). The company’s exposure to general insurance risk varies by geographic region and may change over time.
	Canada		United States		Middle East and Asia(1)		Other International(2)		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Property	1,397.3	1,392.4	4,071.0	3,828.1	1,338.7	1,320.3	2,201.9	1,983.6	9,008.9	8,524.4
Casualty	1,040.2	1,113.8	10,316.7	9,582.3	1,336.0	1,274.1	1,881.5	1,769.4	14,574.4	13,739.6
Specialty(3)	101.4	96.8	900.2	886.8	589.4	864.7	898.6	754.1	2,489.6	2,602.4
Total	2,538.9	2,603.0	15,287.9	14,297.2	3,264.1	3,459.1	4,982.0	4,507.1	26,072.9	24,866.4
Insurance	2,796.6	2,868.9	18,143.6	17,167.9	4,401.1	5,249.6	6,253.7	5,777.7	31,595.0	31,064.1
Reinsurance	(257.7)	(265.9)	(2,855.7)	(2,870.7)	(1,137.0)	(1,790.5)	(1,271.7)	(1,270.6)	(5,522.1)	(6,197.7)
	2,538.9	2,603.0	15,287.9	14,297.2	3,264.1	3,459.1	4,982.0	4,507.1	26,072.9	24,866.4

(1)
The Middle East and Asia geographic segment is primarily comprised of countries that Gulf Insurance, based in Kuwait, operates in through its subsidiaries across the MENA region, and countries throughout Asia, including Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia, China and Thailand.

(2)
The Other International geographic segment is primarily comprised of countries located in South America, Europe, Africa and Oceania.

(3)
Includes net insurance revenue from life insurance, from the company’s Life insurance and Run-off reporting segment, in the Middle East and Asia and Other International geographic regions of  $181.5 (2024 – $151.9).

Pricing risk
Pricing risk arises because actual claims experience may differ adversely from the assumptions used in pricing insurance risk. Historically, the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclical nature of the insurance market. Market cycles are affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions, including inflationary pressures, and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.
Reserving risk
Reserving risk arises because actual claims experience may differ adversely from the assumptions used in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. The degree of uncertainty will vary by line of business according to the characteristics of the insured risks, with the ultimate cost of a claim determined by the actual insured loss suffered by the policyholder. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claim severity and frequency, developing case law and other factors.
The time required to learn of and settle claims is often referred to as the “tail” and is an important consideration in establishing the company’s reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, environmental pollution, workers’ compensation, professional liability and product liability. Information concerning the loss event and ultimate cost of a long-tail claim may not be readily available, making the reserving analysis of long-tail lines of business more difficult and subject to greater uncertainties than for short-tail lines of business. In the extreme cases, such as long-tail claims involving asbestos and environmental pollution, it may take upwards of 40 years to settle. The company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process that can be affected by internal factors such as: the risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses; and external factors such as trends relating to jury awards; economic inflation; medical cost inflation; worldwide economic conditions; tort reforms; court interpretations of coverage; the regulatory environment; underlying policy pricing; claims handling procedures; inclusion of exposures not contemplated at the time of policy inception; and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate settlement of the claim, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for losses.
While headline economic inflation moderated from the elevated levels seen in prior periods, claims cost inflation remained a key reserving consideration across a number of lines of business during 2025. The company continued to focus on inflation and claims trend assumptions used in both pricing of new business and within the company’s reserving process, including when setting initial loss estimates and projecting the ultimate costs to settle claims. In addition to economic inflationary pressures on its costs to settle claims throughout 2025 and 2024 the company continued to monitor social inflation including claims severity and settlement cost pressures arising from litigation and other related factors. These factors can be particularly relevant for longer-tail casualty lines of business. Actual claims experience may differ from these assumptions, and adverse changes in inflationary conditions, claims severity or settlement patterns could result in reserve development.
The diversity of insurance risk within the company’s portfolio of issued policies makes it difficult to predict whether material prior year reserve development will occur and, if it does occur, the location and timing of such an occurrence.
Catastrophe risk
Catastrophe risk arises from exposure to large losses caused by either man-made or natural catastrophes that could result in significant underwriting losses. Weather-related catastrophe losses are also affected by climate change which increases the unpredictability of both frequency and severity of such losses. As the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss (“PML”) modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company’s proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company assumes insurance risk.
Each operating company has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location, and those guidelines are regularly monitored and updated. Operating companies also manage catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerance guidelines. The company’s head office aggregates catastrophe exposure company-wide and continually monitors the group’s aggregate exposure. Independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is presently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company’s objective is to limit its company-wide catastrophe loss exposure such that one year’s aggregate pre-tax net catastrophe losses would not exceed one year’s normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders’ equity, adjusted to a pre-tax basis, to be representative of one year’s normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.
Management of underwriting risk
To manage exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, operating companies have established limits for underwriting authority and requirements for specific approvals of transactions involving new products or transactions involving existing products which exceed certain limits of size or complexity. The company’s objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through the establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company’s liability for incurred claims for insurance contracts is reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company’s Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company’s reserves or reserves for certain lines of business. The company purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so at the operating companies for specific exposures and, if needed, at the holding company for aggregate exposures. Steps are taken to actively reduce the volume of insurance and reinsurance underwritten on particular types of risks when the company desires to reduce its direct exposure due to inadequate pricing.
As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company’s losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company’s loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer. The company follows a policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of an operating company on any policy to a maximum amount on any one loss. Reinsurance decisions are made by operating companies to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among operating companies depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policyholder.
The majority of reinsurance contracts purchased by the company provide coverage for a one-year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. The effects of increased catastrophes, uncertainty surrounding the impact of climate change on the nature of catastrophe losses and rising claims costs are elevating reinsurance pricing, which has affected the company’s reinsurance cost for loss affected business and retroactive reinsurance. Notwithstanding the significant catastrophe losses experienced by the industry in recent years, global insured catastrophe losses in 2025 were moderately lower than in certain prior years (with industry estimates of approximately $130 billion), particularly for primary perils due to a more benign hurricane season. Capital adequacy within the reinsurance market remains strong, supported by retained earnings and continued inflows of both traditional and alternative capital (including catastrophe bonds and other insurance-linked securities). The company remains opportunistic in its use of reinsurance including alternative forms of reinsurance, balancing capital requirements and the cost of reinsurance.
Life Insurance
Life insurance risk in the company arises principally through Eurolife and Gulf Insurance’s life insurance operations and their exposure to actual experience in the areas of mortality, morbidity, longevity, policyholder behaviour and expenses which is adverse to expectations. Exposure to underwriting risk is managed by underwriting procedures that have been established at each life insurance operation to determine the insurability of applicants and to manage aggregate exposures for adverse deviations in assumptions. These underwriting requirements are regularly reviewed by each life insurance operation’s actuaries.
Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly on cash and short term investments, investments in debt instruments, insurance contract receivables, reinsurance contract assets held and receivables from counterparties to derivative contracts (primarily long equity total return swaps and foreign currency forward contracts). There were no significant changes to the company’s exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2025 compared to December 31, 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s gross credit risk exposure (without consideration of amounts held by the company as collateral) was comprised as follows:
	December 31, 2025(1)	December 31, 2024
Cash and short term investments	9,217.9	8,522.6
Investments in debt instruments:
U.S. sovereign government(2)	20,081.9	15,863.9
Other sovereign government rated AA/Aa or higher(2)(3)	4,801.5	4,378.7
All other sovereign government(4)	3,477.9	4,048.7
Canadian provincials	411.9	446.9
U.S. states and municipalities	163.1	179.6
Corporate and other(5)(6)	11,822.4	13,317.7
Receivable from counterparties to derivative contracts	2,081.9	1,291.4
Insurance contract receivables	1,006.2	780.4
Reinsurance contract assets held	11,251.0	10,682.6
Other assets(7)	2,167.5	2,199.2
Total gross credit risk exposure	66,483.2	61,711.7

(1)
Excludes assets of the Eurolife Life Operations that were classified as held for sale on the consolidated balance sheet at December 31, 2025. See note 21.

(2)
Represents in aggregate 33.2% of the company’s total investment portfolio at December 31, 2025 (December 31, 2024 – 30.0%) and considered by the company to have nominal credit risk.

(3)
Comprised primarily of bonds issued by the governments of Canada, Australia and the United Kingdom with fair values at December 31, 2025 of  $2,197.9, $571.6 and $453.1 respectively (December 31, 2024 – $2,294.1, $479.1 and $363.8).

(4)
Comprised primarily of bonds issued by the governments of Brazil, South Africa and Poland with fair values at December 31, 2025 of  $1,006.2, $462.0 and $411.6, respectively (December 31, 2024 – governments of Greece, Brazil and India of  $1,130.8, $673.9 and $628.5, respectively).

(5)
Represents 15.8% of the company’s total investment portfolio at December 31, 2025 (December 31, 2024 – 19.8%).

(6)
Includes the company’s investments in first mortgage loans at December 31, 2025 of  $5,402.5 (December 31, 2024 – $4,777.8) secured by real estate predominantly in the U.S., Europe and Canada as described in note 5.

(7)
Excludes assets associated with unit-linked insurance products of  $156.8 at December 31, 2025 (December 31, 2024 – $1,368.3) for which credit risk is not borne by the company, and income taxes refundable of  $86.9 at December 31, 2025 (December 31, 2024 – $86.7) that are considered to have nominal credit risk.

Cash and short term investments
The company’s cash and short term investments (including those of the holding company) are primarily held at major financial institutions in the jurisdictions in which the company operates. The company continues to monitor risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of the financial institutions with which it transacts. From these reviews, the company determined it had limited exposure to financial institutions where it perceived heightened credit risk.
At December 31, 2025, 71.5% of these balances were held in Canadian and U.S. financial institutions, 17.4% in European financial institutions and 11.1% in other foreign financial institutions (December 31, 2024 – 69.4%, 17.4% and 13.2% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. From these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to others considered to be more stable.
Investments in debt instruments
The company’s risk management strategy for debt instruments is to invest primarily in those of high credit quality issuers and to limit the amount of credit exposure to any one corporate issuer. Management considers high quality debt instruments to be those with a S&P or Moody’s issuer credit rating of BBB/Baa or higher. While the company reviews third party credit ratings, it also performs its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.
The composition of the company’s investments in debt instruments classified according to the higher of each security’s respective S&P and Moody’s issuer credit rating is presented in the table that follows:
	December 31, 2025			December 31, 2024
Issuer Credit Rating	Amortized cost(1)	Fair value(1)%		Amortized cost	Fair value	%
AAA/Aaa	3,477.0	3,507.3	8.6	19,394.3	19,168.0	50.1
AA/Aa	22,253.5	22,629.2	55.5	2,333.6	2,325.3	6.1
A/A	2,227.5	2,301.5	5.6	4,241.9	4,273.3	11.2
BBB/Baa	2,520.0	2,556.2	6.3	4,783.6	4,778.8	12.5
BB/Ba	1,789.6	1,784.1	4.4	1,316.4	1,128.4	3.0
B/B	212.2	221.7	0.5	167.4	171.7	0.4
Lower than B/B	363.3	353.1	0.9	291.4	364.6	1.0
Unrated(2)	7,728.5	7,405.6	18.2	6,192.5	6,025.4	15.7
Total	40,571.6	40,758.7	100.0	38,721.1	38,235.5	100.0

(1)
Excludes debt instruments of the Eurolife Life Operations totaling $1,403.8 that were classified as held for sale on the consolidated balance sheet at December 31, 2025. See note 21.

(2)
Includes the company’s investments in first mortgage loans at December 31, 2025 of  $5,402.5 (December 31, 2024 – $4,777.8) secured by real estate predominantly in the U.S., Europe and Canada. Unrated debt instruments include the fair value of the company’s investments in Blizzard Vacatia of  $640.0 (December 31, 2024 – nil), Orla Mining of  $369.3 (December 31, 2024 – nil), Amynta Group of  $161.2 (December 31, 2024 – $156.2), Duke Capital Limited of  $135.6 (December 31, 2024 – $114.6), Mosaic Capital Corporation of  $92.1 (December 31, 2024 – $95.2) and Metlen Energy & Metals S.A. of nil (December 31, 2024 – $86.8).

At December 31, 2025, 76.0% (December 31, 2024 – 79.9%) of the fixed income portfolio’s carrying value was rated investment grade or better, with 64.1% (December 31, 2024 – 56.2%) rated AA or better (primarily consisting of government bonds). The decrease in bonds rated AAA/Aaa and corresponding increase in bonds rated AA/Aa was primarily due to the credit rating downgrade of U.S. treasury bonds from AAA/Aaa to AA/Aa. The decrease in bonds rated AAA/Aaa was also due to net sales of Canadian government bonds of  $233.1, partially offset by net purchases of other government bonds of  $270.8. The increase in bonds rated AA/Aa was also due to net purchases of U.S. treasury bonds of  $3,746.2. The decrease in bonds rated A/A was primarily due to net sales of corporate and other bonds of  $1,835.0, partially offset by net purchases of other government bonds of  $107.5. The decrease in bonds rated BBB/Baa was primarily due to net sales of corporate and other bonds of  $1,076.9, net sales of other government bonds of  $632.0 and the reclassification of bonds of the Eurolife Life Operations to assets held for sale (see note 21). The increase in bonds rated BB/Ba was primarily due to net purchases of other government bonds of  $727.4, partially offset by net sales of corporate and other bonds of  $115.0. The increase in unrated bonds primarily reflected the net investments made in Blizzard Vacatia as described in note 5 and net purchases of first mortgage loans of  $662.6.
At December 31, 2025 holdings of bonds in the ten issuers to which the company had the greatest exposure (excluding U.S., Canadian, and U.K. sovereign government bonds) totaled $4,686.7 (December 31, 2024 – $4,931.0), which represented approximately 6.3% (December 31, 2024 – 7.3%) of the total investment portfolio. Exposure to the largest single issuer of corporate debt and related instruments at December 31, 2025 was the company’s investments in Blizzard Vacatia of  $640.0 (December 31, 2024 – BP Capital Markets America Inc. of  $444.7), which represented approximately 0.9% (December 31, 2024 – 0.7%) of the total investment portfolio.
Counterparties to derivative contracts
Counterparty risk arises from the company’s derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and have insufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. The company’s exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts that only permit counterparties to take control of the collateral in the event of default by the company.
Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset against amounts receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company’s net derivative counterparty risk assuming all derivative counterparties are simultaneously in default:
	December 31, 2025	December 31, 2024
Total derivative assets(1)	2,081.9	1,291.4
Obligations that may be offset under net settlement arrangements	(99.8)	(38.2)
Fair value of collateral deposited for the benefit of the company	(1,931.3)	(1,063.4)
Excess collateral pledged by the company in favour of counterparties	5.4	9.2
Net derivative counterparty exposure after net settlement and collateral arrangements	56.2	199.0

(1)
Excludes equity warrants and other derivatives which are not subject to counterparty risk.

Collateral deposited for the benefit of the company at December 31, 2025 consisted of cash of  $51.5 and government securities of  $1,919.2 (December 31, 2024 – $50.0 and $1,015.1), which includes excess collateral pledged by counterparties. The company had not exercised its right to sell or repledge collateral at December 31, 2025.
Reinsurance contract assets held
Credit risk on the company’s reinsurance contract assets held existed at December 31, 2025 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints. The company regularly assesses the creditworthiness of reinsurers with whom it transacts business; internal guidelines generally require reinsurers to have strong financial strength ratings and to maintain capital and surplus in excess of  $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods for each individual reinsurer.
The company’s reinsurance analysts collect and maintain individual operating company and group reinsurance exposures across the company and conduct ongoing detailed assessments of current and potential reinsurers, perform annual reviews of impaired reinsurers, and provide recommendations for the group on the risk of non-performance by the reinsurer. Reinsurers rated A- or higher by A.M. Best represented 91% (2024 – 88%) of the total reinsurance exposure at December 31, 2025, with the remaining 9% (2024 – 12%) primarily representing unrated reinsurers, which are substantially collateralized, and pools and associations, which generally consist of government or similar insurance funds carrying limited credit risk. The company had the benefit of  $0.8 billion in the form of letters of credit or trust funds to fully or partially collateralize certain reinsurance assets.
There were no significant changes to the company’s gross exposure to credit risk from its reinsurers during 2025, with reinsurance contract assets held of  $11,251.0 at December 31, 2025 (December 31, 2024 – $10,682.6).
Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. The company’s cash flows in the near term may be impacted by the need to provide capital to support growth in the insurance and reinsurance companies in a favourable pricing environment and to support fluctuations in their investment portfolios. The company’s policy is to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed regularly at both the holding company and operating companies to ensure that future cash needs are met or exceeded by cash flows generated by operating companies.
Holding Company
The holding company’s known significant commitments for 2026 consist of payment of a common share dividend of  $329.1 ($15.00 per common share, paid in January 2026), a capital contribution to Run-off of  $115.0 (made in February 2026), redemptions of the April 2026 unsecured senior notes of  $91.8 principal amount and the December 2026 unsecured senior notes of Cdn$450.0 principal amount, an annual payment of  $165.0 on the note payable to Burgan Bank and First Abu Dhabi Bank of  $330.0 principal amount relating to the acquisition of Gulf Insurance in 2023, payment of interest and corporate overhead expenses, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility, and other investment related activities. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
The company believes that holding company cash and investments, net of holding company derivative obligations, at December 31, 2025 of  $2,716.9 provides adequate liquidity to meet the holding company’s known commitments in 2026. The holding company expects to continue to receive investment management and administration fees and dividends from its insurance and reinsurance subsidiaries, and investment income on its holdings of cash and investments. To further augment its liquidity, the holding company can borrow from its $2.0 billion unsecured revolving credit facility, which was undrawn at December 31, 2025.
The holding company may experience cash inflows or outflows on occasion related to its derivative contracts, including collateral requirements. During 2025 the holding company received net cash of  $57.9 (2024 – $517.7) (excluding the impact of collateral requirements) in connection with the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks. See note 7 for details.
Insurance and reinsurance subsidiaries
The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to liabilities associated with underwriting, operating expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments, investment commitments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal on debt investments, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).
The company’s insurance and reinsurance subsidiaries, and the holding company at a consolidated level, focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity, or a combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments.
At December 31, 2025 portfolio investments, including investments held by non-insurance companies and net of derivative obligations, was $72.1 billion (December 31, 2024 – $64.9 billion). Portfolio investments include investments that may lack liquidity or are inactively traded, including corporate debentures, first mortgage loans, preferred stocks, common stocks, limited partnership interests, other invested assets and investments in associates. At December 31, 2025 these asset classes represented approximately 21.8% (December 31, 2024 – 20.7%) of the carrying value of the insurance and reinsurance subsidiaries’ portfolio investments.
Non-insurance companies
The non-insurance companies have principal repayments coming due in 2026 of  $264.3, primarily related to Dexterra Group, Peak Achievement, Sporting Life Group’s credit facilities and borrowings of Fairfax India’s subsidiaries. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax India held investments that may lack liquidity or are inactively traded with a carrying value of  $1,250.7 at December 31, 2025 (December 31, 2024 – $1,020.7).
Maturity profile of insurance contract liabilities
The following table sets out the maturity profile of the company’s insurance contract liabilities based on the expected undiscounted future cash flows, excluding the risk adjustment:
	Maturity profile of insurance contract liabilities(1)
	1 year or less	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years(2)	Total
December 31, 2025	15,067.9	9,130.7	6,419.1	4,557.3	3,231.5	11,378.9	49,785.4
December 31, 2024	14,226.5	8,462.3	6,100.6	4,511.5	3,206.0	12,158.3	48,665.2

(1)
Excludes the liability for remaining coverage for contracts measured under the PAA.

(2)
The decrease in amounts due after more than 5 years at December 31, 2025 compared to December 31, 2024 reflects the classification of the Eurolife Life Operations as held for sale, with related balances presented as liabilities associated with assets held for sale (see note 21). A significant portion of Eurolife’s insurance contract liabilities relate to traditional life and retirement-type products which generally give rise to cash flows extending beyond five years.

The timing of claims payments is not fixed and represents the company’s best estimate.
Maturity profile of financial liabilities
The following tables set out the maturity profile of the company’s financial liabilities based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:
	December 31, 2025
	3 months or less	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	2,271.7	1,527.4	792.4	344.9	806.5	5,742.9
Insurance contract payables(2)	227.7	62.7	21.2	2.6	24.1	338.3
Borrowings – holding company and insurance and reinsurance companies:
Principal	37.5	661.7	2,251.6	1,249.1	6,330.3	10,530.2
Interest(3)	140.2	383.9	938.7	753.5	4,082.4	6,298.7
Borrowings – non-insurance companies:
Principal	96.8	167.5	1,452.8	486.0	1,010.0	3,213.1
Interest	29.8	136.1	250.2	154.5	142.5	713.1
	2,803.7	2,939.3	5,706.9	2,990.6	12,395.8	26,836.3
	December 31, 2024
	3 months or less	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	2,148.2	1,263.4	970.5	423.6	799.5	5,605.2
Insurance contract payables	261.8	75.3	342.8	21.5	221.6	923.0
Borrowings – holding company and insurance and reinsurance companies:
Principal	17.1	198.4	1,302.2	1,763.4	5,674.2	8,955.3
Interest(3)	123.5	314.1	838.3	656.3	3,239.7	5,171.9
Borrowings – non-insurance companies:
Principal	62.5	209.9	723.0	1,049.4	874.0	2,918.8
Interest	33.5	117.9	295.6	131.0	119.8	697.8
	2,646.6	2,179.0	4,472.4	4,045.2	10,928.8	24,272.0

(1)
Excludes pension and post retirement liabilities, deferred gift card, hospitality and other revenue, accrued interest expense and other.

(2)
The decrease in insurance contract payables at December 31, 2025 compared to December 31, 2024 primarily reflects the classification of the Eurolife Life Operations as held for sale (see note 21).

(3)
Interest payments due after more than 5 years at December 31, 2024 principally reflect interest on borrowings in 2024 that mature in 2054 and 2055, and at December 31, 2025 also reflect borrowings in 2025 that mature in 2055. See note 15.

The payment obligations which are due beyond one year in insurance contract payables primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term.
The following table provides a maturity profile of the company’s derivative obligations based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:
	December 31, 2025				December 31, 2024
	3 months or less	3 months to 1 year	More than 1 year	Total	3 months or less	3 months to 1 year	More than 1 year	Total
Long equity total return swaps	1.4	–	–	1.4	0.4	–	–	0.4
Foreign currency forward and swap contracts	77.3	6.6	63.5	147.4	58.9	8.8	66.6	134.3
Other derivative contracts	184.8	412.9	40.4	638.1	102.9	84.4	34.9	222.2
	263.5	419.5	103.9	786.9	162.2	93.2	101.5	356.9
Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures and aggregate equity exposure at the subsidiary and consolidated levels. The following is a discussion of the company’s primary market risk exposures and how those exposures are managed.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Fixed Income Portfolio
Typically, as interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company’s interest rate risk management strategy is to position its fixed income portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2025 the company’s investment portfolio included fixed income securities with an aggregate fair value of approximately $40.8 billion (December 31, 2024 – $38.2 billion) that is subject to interest rate risk.
The company’s exposure to interest rate risk decreased during 2025 through the decrease in duration of the fixed income portfolio primarily as a result of investments in short-dated U.S. treasury bonds, funded principally by net cash generated from insurance and reinsurance underwriting operations, interest and dividends received on the investment portfolio and sales of long-dated U.S. treasury bonds. The company also no longer held forward contracts to buy U.S. treasury bonds, as described below.
The company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2025 of  $246.6 (December 31, 2024 – nil) to reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio).
The company has held forward contracts to buy U.S. treasury bonds, where the contracts held would provide an investment opportunity to buy U.S. treasury bonds as other fixed income investments mature, but no longer held any at December 31, 2025 (December 31, 2024 – notional amount of  $1,330.2). In addition, the company has held interest rate swap contracts that provided the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans completed in

FAIRFAX FINANCIAL HOLDINGS LIMITED

2023, but no longer held any at December 31, 2025 (December 31, 2024 – notional amount of  $1,900.0). See note 5 for details of the company’s fixed income maturity profile.
There were no other significant changes to the company’s framework used to monitor, evaluate and manage interest rate risk at December 31, 2025 compared to December 31, 2024.
Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company’s investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or sold, and the proceeds reinvested at lower interest rates. During periods of rising interest rates, the market value of the company’s existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of fixed income securities held. These risks are monitored by the company’s senior portfolio managers and Chief Executive Officer, and taken into consideration when managing the consolidated bond portfolio.
The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis points shifts up and down, in 100 basis points increments, which the company believes to be reasonably possible in the current economic environment given the continued uncertainty caused by increased inflationary pressures and interest rates. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.
	December 31, 2025			December 31, 2024
	Fair value of fixed income portfolio(1)	Hypothetical change in net earnings(1)(2)	Hypothetical % change in fair value(1)(2)	Fair value of fixed income portfolio	Hypothetical change in net earnings(2)	Hypothetical % change in fair value(2)
Change in interest rates
200 basis point increase	38,838.3	(1,535.6)	(4.7)	35,484.7	(2,209.6)	(7.2)
100 basis point increase	39,779.3	(783.1)	(2.4)	36,801.1	(1,152.1)	(3.8)
No change	40,758.7	–	–	38,235.5	–	–
100 basis point decrease	41,776.9	814.8	2.5	39,791.1	1,250.2	4.1
200 basis point decrease	42,839.1	1,664.4	5.1	41,539.4	2,654.3	8.6

(1)
Excludes the fixed income portfolio of the Eurolife Life Operations totaling $1,403.8 that is classified as held for sale on the consolidated balance sheet at December 31, 2025. See note 21.

(2)
Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount of  $246.6 (December 31, 2024 – nil). At December 31, 2024 included the impact of forward contracts to buy U.S. treasury bonds with a notional amount at of  $1,330.2 and certain interest rate swaps to receive fixed rates in exchange for the obligation to pay floating rates on a notional amount of  $1,900.0.

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations may include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.
Liability for incurred claims of insurance contracts, net of reinsurance
The company has exposure to interest rate risk on its insurance contracts, principally in the liability for incurred claims of insurance contract liabilities, net of the asset for incurred claims of reinsurance contract assets held (“liability for incurred claims, net of reinsurance”), of the company’s property and casualty and run-off operations, and in the liability for remaining coverage of the company’s life insurance operations (as a provision for life policy benefits is principally included therein).
The company’s exposure to interest rate risk on the company’s liability for incurred claims, net of reinsurance, excluding the company’s life insurance operations (as a provision for life policy benefits is principally included within the LRC), increased to $36,035.5 at December 31, 2025 from $32,453.7 at December 31, 2024, primarily reflecting increased business volumes at the property and casualty insurance and reinsurance companies (and the normal delay between the occurrence and payment of claims) and increased current period catastrophe losses, partially offset by increased net paid losses settled at Run-off.
Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and the liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company’s net earnings is typically partially mitigated.
The table below displays the potential effects of parallel 200 basis points shifts up and down, in 100 basis points increments, in interest rates on the liability for incurred claims, net of reinsurance, excluding the company’s life insurance operations (as a provision for life policy benefits is principally included within the LRC), at December 31, 2025 and 2024, and the hypothetical effect on net earnings.
	December 31, 2025		December 31, 2024
	Liability for incurred claims, net of reinsurance(1)	Hypothetical change in net earnings	Liability for incurred claims, net of reinsurance(1)	Hypothetical change in net earnings
Change in interest rates
200 basis point increase	34,179.9	1,468.9	30,794.9	1,324.2
100 basis point increase	35,074.7	760.7	31,594.1	686.2
No change	36,035.5	–	32,453.7	–
100 basis point decrease	37,070.9	(819.8)	33,381.8	(741.0)
200 basis point decrease	38,191.1	(1,706.8)	34,387.9	(1,544.4)

(1)
Calculated as the liability for incurred claims of insurance contract liabilities less the asset for incurred claims of reinsurance contract assets held, excluding other net receivable balances, primarily comprising the receivable from reinsurers on paid losses, funds withheld, and other.

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the consistent duration in future periods of the liability for incurred claims, net of reinsurance, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary.
Market price fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company’s risk management objective for market price fluctuations places primary emphasis on the preservation of invested capital. The company holds significant investments in equity and equity-related instruments. As discussed in the preceding sections, increased inflationary pressures and interest rates have increased market uncertainty and may adversely impact the fair values or future cash flows of the company’s equity and equity-related holdings. The company’s exposure to equity price risk through its equity and equity-related holdings increased at December 31, 2025 compared to December 31, 2024 as shown in the table below.
The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The following table summarizes the effect of the company’s equity and equity-related holdings on the company’s financial position as at December 31, 2025 and 2024 and results of operations for the years then ended. In that table the company considers its non-insurance investments in associates (note 6) with a fair value at December 31, 2025 of  $13,154.4 (December 31, 2024 – $9,997.9) as a component of its equity and equity-related holdings when assessing its equity exposures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31, 2025		December 31, 2024		Year ended December 31, 2025	Year ended December 31, 2024
	Exposure/ Notional amount(1)	Carrying value(1)	Exposure/ Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks(2)	9,371.1	9,371.1	7,487.8	7,487.8	1,491.2	296.8
Bonds and preferred stocks – convertible(3)	417.1	417.1	273.6	273.6	178.7	14.6
Investments in associates(3)(4)(5)(6)(7)(8)	13,154.4	9,138.2	9,997.9	7,972.8	233.8	575.5
Equity derivatives(9)	3,657.6	2,088.8	2,588.0	1,120.8	1,048.5	939.3
Other	–	–	–	–	97.9	32.8
Long equity exposures and financial effects	26,600.2	21,015.2	20,347.3	16,855.0	3,050.1	1,859.0

(1)
Excludes equity and equity-related holdings of the Eurolife Life Operations totaling $200.7 that were classified as held for sale on the consolidated balance sheet at December 31, 2025. See note 21.

(2)
During 2025 the company sold 25 million common shares of Orla Mining for cash proceeds of  $316.5 (Cdn$441.1) and recorded a net realized gain of  $228.1, of which $52.5 was recorded as net unrealized gains in prior years.

(3)
Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.

(4)
Pre-tax earnings (loss) excludes share of profit (loss) of associates and includes gain (loss) on sale of non-insurance associates and joint ventures.

(5)
On March 28, 2025 the company sold its investment in Sigma for total consideration of  $327.1 and recorded a net realized gain of  $178.7 as described in note 6.

(6)
During 2025 the company sold 96.9 million shares of Eurobank for cash consideration of  $248.5 (€232.9) and recorded a net realized gain of  $58.5 as described in note 6.

(7)
On November 1, 2024 the company sold its investment in Stelco for total consideration of  $638.1 and recorded a net realized gain of  $343.7. See note 6.

(8)
On December 20, 2024 the company acquired additional interests in Peak Achievement, increasing its ownership from 42.6% to 100.0%. Accordingly, the company commenced consolidating Peak Achievement and recorded a realized remeasurement gain of  $203.4 in the consolidated statement of earnings as described in note 21.

(9)
Includes net gains on investments of  $840.6 (2024 – $1,033.5) recognized on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares. See note 7.

The table that follows illustrates the potential impact on net earnings of changes in the fair value of the company’s equity and equity-related holdings as a result of changes in global equity markets at December 31, 2025 and 2024. The analysis assumes variations of 10% and 20% (December 31, 2024 – 10% and 20%) which the company believes to be reasonably possible in the current economic environment based on analysis of the return on various equity indexes and management’s knowledge of global equity markets.
	December 31, 2025
Change in global equity markets(1)	20% increase	10% increase	No change	10% decrease	20% decrease
Fair value of equity and equity-related holdings	16,033.0	14,722.2	13,445.8	12,206.0	11,011.6
Hypothetical $ change in net earnings	2,121.0	1,046.6	–	(1,017.5)	(1,998.4)
Hypothetical % change in fair value	19.2	9.5	–	(9.2)	(18.1)
	December 31, 2024
Change in global equity markets	20% increase	10% increase	No change	10% decrease	20% decrease
Fair value of equity and equity-related holdings	12,355.7	11,344.2	10,349.4	9,378.4	8,431.8
Hypothetical $ change in net earnings	1,648.7	817.5	–	(798.2)	(1,576.4)
Hypothetical % change in fair value	19.4	9.6	–	(9.4)	(18.5)

(1)
Excludes the equity and equity-related holdings of the Eurolife Life Operations that were classified as held for sale on the consolidated balance sheet at December 31, 2025. See note 21.

The change in fair value of non-insurance investments in associates and joint ventures has been excluded from each of the scenarios presented above as any change in the fair value of an investment in associate is generally recognized in the company’s consolidated financial reporting only upon disposition of the associate. Changes in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings have also been excluded from each of the scenarios presented above as those investments are considered long term strategic holdings.
At December 31, 2025 the company’s ten largest holdings within common stocks and non-insurance investments in associates and joint ventures, excluding long equity total return swaps, totaled $9,149.9 or 12.2% of the total investment portfolio (December 31, 2024 – $7,418.2 or 11.0%), of which the largest single holding was the company’s investment in Eurobank of  $2,728.2 (note 6) or 3.6% of the total investment portfolio (December 31, 2024 – $2,374.8 or 3.5%).
Foreign currency risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, including insurance revenue and insurance service expenses that are denominated in foreign currencies. Investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar also result in exposure to foreign currency risk. There were no significant changes to the company’s exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at December 31, 2025 compared to December 31, 2024.
The company’s foreign currency risk management objective is to mitigate the impact of foreign currency exchange rate fluctuations on total equity, notwithstanding the company’s exposure to the Indian rupee from its investment in Fairfax India. The company monitors its invested assets for exposure to foreign currency risk and limits such exposure as deemed necessary. At the consolidated level the company accumulates and matches all significant asset and liability foreign currency exposures to identify net unmatched positions, whether long or short. To mitigate exposure to an unmatched position, the company may: enter into long and short foreign currency forward contracts (primarily denominated in the euro, the British pound sterling and the Canadian dollar) to manage exposure on foreign currency denominated transactions; identify or incur foreign currency denominated liabilities to manage exposure to investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar; and purchase investments denominated in the same currency as foreign currency exposed liabilities. Despite such efforts, the company may experience gains or losses resulting from foreign currency fluctuations, which may favourably or adversely affect operating results.
Hedge of net investment in Canadian subsidiaries
At December 31, 2025 the company has designated the carrying value of Cdn$3,840.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of  $2,829.4 (December 31, 2024 – principal amount of Cdn$3,140.0 with a fair value of  $2,207.0) as a hedge of a portion of its net investment in Canadian subsidiaries with a Canadian dollar functional currency. During 2025 the company recognized after-tax losses of $110.1 (2024 – after-tax gains of  $173.9) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income. On August 14, 2025 the company issued Cdn$400.0 and Cdn$300.0 principal amount of unsecured senior notes due August 14, 2035 and August 16, 2055. Contemporaneously with the issuances, the company designated the aggregate carrying value of these unsecured senior notes as a hedge of a portion of its net investment in Canadian subsidiaries.
Hedge of net investment in European operations
At December 31, 2025 the company has designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of  $874.3 (December 31, 2024 – principal amount of €750.0 with a fair value of  $767.5) as a hedge of a portion of its net investment in European operations with a euro functional currency. During 2025 the company recognized after-tax losses of  $103.6 (2024 – after-tax gains of $51.5) related to exchange rate movements on the euro denominated unsecured senior notes in gains (losses) on hedge of net investment in European operations in the consolidated statement of comprehensive income.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Pre-tax foreign exchange effects included in net gains (losses) on investments
The pre-tax foreign exchange effects included in net gains (losses) on investments in the company’s consolidated statements of earnings for the years ended December 31 were as follows:
	2025	2024
Net gains (losses) on investments:
Investing activities	(69.0)	(350.4)
Underwriting activities	(128.1)	91.1
Foreign currency contracts	(242.6)	234.1
Foreign currency net losses	(439.7)	(25.2)
Foreign currency net losses on investing activities during 2025 primarily related to the strengthening of the U.S. dollar relative to the Indian rupee on Indian rupee denominated investments. Foreign currency net losses on investing activities during 2024 primarily related to the strengthening of the U.S. dollar relative to the Brazilian real, Canadian dollar and Egyptian pound on investments denominated in those currencies.
Foreign currency net losses on foreign currency contracts during 2025 primarily related to the strengthening of the euro, Canadian dollar and British pound sterling relative to the U.S. dollar. Foreign currency net gains on foreign currency contracts during 2024 primarily related to strengthening of the U.S. dollar relative to the euro, Canadian dollar and British pound sterling.
Hypothetical effects of foreign currency movements
The tables below present, in U.S. dollars, the foreign currency assets and liabilities to which the company is principally exposed, showing separately those assets and liabilities that result in foreign currency transaction gains and losses in the consolidated statement of earnings and those that result in foreign currency translation gains and losses in the consolidated statement of other comprehensive income. The tables also present the approximate effect of a 10% appreciation of the U.S. dollar against each of the principal foreign currencies on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss). Certain shortcomings are inherent in the method of analysis presented, including the assumption that the 10% appreciation of the U.S. dollar occurred at December 31, 2025 with all other variables held constant.
Foreign currency effects on the consolidated statements of earnings
	Canadian dollar		Euro		British pound sterling		Indian rupee
	2025	2024	2025	2024	2025	2024	2025	2024
Assets	4,838.1	3,366.5	1,694.3	1,186.9	1,861.7	1,512.9	1,638.4	2,292.0
Liabilities	(1,812.6)	(792.3)	(1,659.4)	(1,489.0)	(2,260.4)	(2,022.6)	(217.8)	(284.9)
Net asset (liability) exposure	3,025.5	2,574.2	34.9	(302.1)	(398.7)	(509.7)	1,420.6	2,007.1
Notional long (short) amount of foreign currency forward contracts	(3,480.4)	(2,734.6)	(3,875.8)	(847.7)	(101.4)	(99.6)	3.4	3.8
Net asset (liability) exposure after foreign currency forward contracts	(454.9)	(160.4)	(3,840.9)	(1,149.8)	(500.1)	(609.3)	1,424.0	2,010.9
Hypothetical change in pre-tax earnings (loss)	45.5	16.0	384.1	115.0	50.0	60.9	(142.4)	(201.1)
Hypothetical change in net earnings (loss)	40.8	17.0	298.1	93.8	39.8	48.5	(119.9)	(189.7)
The hypothetical effects at December 31, 2025 of the foreign currency movements on pre-tax earnings (loss) in the table above principally related to the following:
Canadian dollar:   Net liability exposure after foreign currency forward contracts at December 31, 2025 primarily related to net liabilities at Odyssey Group, Crum & Forster, Brit, Allied World, Zenith National and non-insurance companies (principally at Peak Achievement), partially offset by net assets at the group holding companies. The increase in net liability exposure after foreign currency forward contracts at December 31, 2025 compared to December 31, 2024 primarily reflected an increase in the notional short amount of Canadian dollar foreign currency forward contracts at Allied World and Odyssey Group and an increase in net liabilities at Peak Achievement (issuance of Cdn$275.0 principal amount of unsecured senior notes in 2025 as described in note 15), partially offset by higher investments at the majority of the property and casualty insurance and reinsurance companies.

Euro:   Net liability exposure after foreign currency forward contracts at December 31, 2025 primarily related to net liabilities at Odyssey Group, Crum & Forster, Allied World, Group Re and the group holding companies. The increase in net liability exposure after foreign currency forward contracts at December 31, 2025 compared to December 31, 2024 primarily reflected an increase in the notional short amount of euro currency forward contracts.
British pound sterling:   Net liability exposure after foreign currency forward contracts at December 31, 2025 primarily related to net liabilities at Odyssey Group, Brit and Allied World, partially offset by net assets at non-insurance companies (principally Sleep Country). The decrease in net liability exposure after foreign currency forward contracts at December 31, 2025 compared to December 31, 2024 primarily reflected an increase in net assets at Sleep Country (principally from an acquisition).
Indian rupee:   Net asset exposure after foreign currency forward contracts at December 31, 2025 primarily related to net assets at Odyssey Group and Fairfax Asia. The decrease in net asset exposure after foreign currency forward contracts at December 31, 2025 compared to December 31, 2024 primarily reflected net sales of Indian government bonds during 2025.
Foreign currency effects on the consolidated statements of other comprehensive income
	Canadian dollar		Euro		British pound sterling		Indian rupee
	2025	2024	2025	2024	2025	2024	2025	2024
Assets	13,145.2	12,226.6	10,752.4	9,488.8	3,014.3	2,699.4	4,389.4	4,183.8
Liabilities	(7,922.8)	(7,164.8)	(7,369.6)	(6,800.3)	(2,042.9)	(1,854.6)	(1,461.9)	(1,366.2)
Net asset exposure before hedge of net investment	5,222.4	5,061.8	3,382.8	2,688.5	971.4	844.8	2,927.5	2,817.6
Hedge of net investment	(2,797.4)	(2,175.7)	(877.0)	(771.7)	–	–	–	–
Net asset exposure after hedge of net investment	2,425.0	2,886.1	2,505.8	1,916.8	971.4	844.8	2,927.5	2,817.6
Hypothetical change in pre-tax other comprehensive income (loss)	(242.5)	(288.6)	(250.6)	(191.7)	(97.2)	(84.5)	(292.8)	(281.8)
Hypothetical change in other comprehensive income (loss)	(232.4)	(284.9)	(183.4)	(147.4)	(94.8)	(83.1)	(277.1)	(263.2)
The hypothetical effects at December 31, 2025 of the foreign currency movements on pre-tax other comprehensive income (loss) in the table above principally related to the translation of the company’s non-U.S. dollar net investments in subsidiaries and investments in associates as follows:
Canadian dollar:   Primarily related to net investments in Northbridge and Canadian non-insurance companies (principally Recipe, Sleep Country and Dexterra Group) and the company’s investments in associates, partially offset by Canadian dollar denominated borrowings applied as a hedge of net investment in Canadian subsidiaries. The decrease in net asset exposure after hedge of net investment at December 31, 2025 compared to December 31, 2024 primarily reflected an increase in Canadian dollar denominated borrowings applied as a hedge as described in note 15 and decreased net investments in Canadian non-insurance companies (primarily the deconsolidation of The Keg and Boat Rocker during 2025 as described in note 21), partially offset by increased net investments in associates (primarily Waterous Energy Fund III (note 6) ), increased net investment in Canadian insurance companies (primarily Northbridge (reflecting increased net earnings, partially offset by dividends paid to the holding company) and Odyssey Group’s Canadian branch) and the impact of the strengthening of the Canadian dollar relative to the U.S. dollar.
Euro:   Primarily related to the company’s investments in associates (principally Eurobank) and net investments in Eurolife, Odyssey Group’s net investment in its European branches, and Grivalia Hospitality, partially offset by euro denominated borrowings applied as a hedge of net investment in European operations. The increase in net asset exposure after hedge of net investment at December 31, 2025 compared to December 31, 2024 principally reflected increased net investments in associates (primarily the increase in carrying value of Eurobank and the acquisition of Albingia (note 6)), and the impact of the strengthening of the euro relative to the U.S. dollar.
British pound sterling:   Primarily related to Odyssey Group’s net investment in its Newline syndicate and net investment in Meadow Foods. The increase in net asset exposure at December 31, 2025 compared to December 31, 2024 principally reflected increased net investment within Odyssey Group’s Newline syndicate’s

FAIRFAX FINANCIAL HOLDINGS LIMITED

insurance business, increased net investments in associates and the impact of the strengthening of the British pound sterling relative to the U.S. dollar.
Indian rupee:   Primarily related to net investments in Fairfax India and Thomas Cook India, and the company’s investments in associates (principally Quess and Digit). The increase in net asset exposure at December 31, 2025 compared to December 31, 2024 primarily reflected Fairfax India’s increased net investment in Bangalore Airport (reflecting the acquisition of an additional 10% equity interest as described in note 6), net gains on investments and strong net earnings from operations at Fairfax India’s subsidiaries, partially offset by the weakening of the Indian rupee relative to the U.S. dollar.
Capital Management
The company’s capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders’ equity attributable to shareholders of Fairfax and non-controlling interests, was $44,517.0 at December 31, 2025 compared to $40,102.9 at December 31, 2024.
The company manages its capital based on the following financial measurements and ratios:
	Consolidated		Excluding consolidated non-insurance companies
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Holding company cash and investments (net of derivative obligations)	2,716.9	2,502.1	2,716.9	2,502.1
Borrowings – holding company	8,848.1	7,882.4	8,848.1	7,882.4
Borrowings – insurance and reinsurance companies	1,607.6	975.8	1,607.6	975.8
Borrowings – non-insurance companies	3,187.2	2,895.5	–	–
Total debt	13,642.9	11,753.7	10,455.7	8,858.2
Net debt(1)	10,926.0	9,251.6	7,738.8	6,356.1
Common shareholders’ equity	26,282.6	22,959.8	26,282.6	22,959.8
Preferred stock	231.7	1,108.2	231.7	1,108.2
Non-controlling interests	4,359.8	4,281.2	3,005.4	2,740.2
Total equity	30,874.1	28,349.2	29,519.7	26,808.2
Net debt/total equity	35.4%	32.6%	26.2%	23.7%
Net debt/net total capital(2)	26.1%	24.6%	20.8%	19.2%
Total debt/total capital(3)	30.6%	29.3%	26.2%	24.8%
Interest coverage(4)	9.6x	10.5x	12.6x(6)	13.5x(6)
Interest and preferred share dividend distribution coverage(5)	9.2x	9.5x	11.8x(6)	11.8x(6)

(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividend distributions adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies.

The company’s capital management objectives include maintaining sufficient liquid resources at the holding company to be able to pay interest on debt, dividends to preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 5 of the table above.

Common shareholders’ equity increased to $26,282.6 at December 31, 2025 from $22,959.8 at December 31, 2024, primarily reflecting net earnings attributable to shareholders of Fairfax of  $4,772.4 and other comprehensive income of  $424.6, primarily related to unrealized foreign currency translation gains, net of hedges, as a result of the strengthening of foreign currencies against the U.S. dollar, partially offset by purchases of 1,006,535 subordinate voting shares for cancellation for cash consideration of  $1,625.2, and payments of common and preferred share dividends of  $368.1. Changes in borrowings and non-controlling interests are described in note 15 and note 16 respectively.
The changes in borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: The consolidated net debt/net total capital ratio increased to 26.1% at December 31, 2025 from 24.6% at December 31, 2024, primarily as a result of increased net debt and redemptions of the company’s Series E, F, G, H, I, J and M preferred shares, partially offset by increased common shareholders’ equity as discussed above. The increase in net debt was principally due to increased net borrowings at the holding company reflecting various issuances and redemptions of Fairfax unsecured senior notes as described in note 15, partially offset by increased holding company cash and investments. The consolidated total debt/total capital ratio increased to 30.6% at December 31, 2025 from 29.3% at December 31, 2024, primarily as a result of increased total debt and redemptions of the company’s preferred shares, partially offset by increased common shareholders’ equity as discussed above.
In the United States, the National Association of Insurance Commissioners (“NAIC”) applies a model law and risk-based capital (“RBC”) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance and reinsurance, investment and other business activities. At December 31, 2025 Odyssey Group, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus that met or exceeded the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.3 times (December 31, 2024 – 3.3 times) the authorized control level, except for TIG Insurance which had at least 2.0 times (December 31, 2024 – 2.1 times).
In Bermuda, insurance and reinsurance companies are regulated by the Bermuda Monetary Authority and are subject to the statutory requirements of the Bermuda Insurance Act 1978. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2025 and 2024 Allied World’s subsidiary was in compliance with Bermuda’s regulatory requirements.
In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (“MCT”) formula. At December 31, 2025 Northbridge’s subsidiaries had a weighted average MCT ratio of 249% (December 31, 2024 – 227%) of the minimum supervisory target.
Brit is subject to the solvency and regulatory capital requirements of the Prudential Regulatory Authority in the U.K. for its Lloyd’s business and the Bermuda Monetary Authority for its Bermudan business. The management capital requirements for Brit are set using an internal model based on the prevailing regulatory framework in these jurisdictions. At December 31, 2025 Brit’s total capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt, senior debt and contingent funding from its revolving credit facility and amounted to $3,551.3 (December 31, 2024 – $2,541.7). This represented a surplus of  $1,524.7 (December 31, 2024 – $823.1) over Brit’s management capital requirements.
Ki is subject to the solvency and regulatory capital requirements of the Prudential Regulatory Authority in the U.K. for its Lloyd’s business. The management capital requirements for Ki are set using an internal model based on the prevailing regulatory framework in this jurisdiction. At December 31, 2025 Ki’s total capital consisted of net tangible assets (total assets less any intangible assets and all liabilities) and contingent funding from its letter of credit facility and amounted to $802.1 December 31, 2024 – $728.4). This represented a surplus of  $126.3 (December 31, 2024 – $203.6) over Ki’s management capital requirements.
Gulf Insurance is governed by the local capital adequacy regulations issued by the Insurance Regulatory Unit (“IRU”) in the State of Kuwait. At December 31, 2025 Gulf Insurance had Regulatory Solvency Capital of 1,516.1% (December 31, 2024 – 960.2%) of the minimum capital required.
In countries other than the U.S., Bermuda, Canada, the U.K. and Kuwait where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2025 and 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

23.
Segmented Information

The company is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
Reporting segments
Property and Casualty Insurance and Reinsurance
North American Insurers – comprising Northbridge, Crum & Forster and Zenith National, this reporting segment provides a full range of commercial insurance in property, casualty, and specialty risks, principally within the United States and Canada.
Global Insurers and Reinsurers – comprising Allied World, Odyssey Group, Brit and Ki (completed its separation from its parent company Brit on January 1, 2025 and became a separate operating company), this reporting segment provides diverse insurance and reinsurance coverage to its global customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions.
International Insurers and Reinsurers – comprising a collection of international insurers, this reporting segment provides coverage for diverse insurance and reinsurance risks in local markets, primarily across Asia, Europe (excluding the U.K.), Latin America and the MENA region. The International Insurers and Reinsurers reporting segment’s business is underwritten by individual companies within Fairfax Asia, Fairfax Latin America and Fairfax Central and Eastern Europe, as well as by Group Re, Bryte Insurance, Eurolife’s property and casualty insurance operations and Gulf Insurance.
Life insurance and Run-off
This reporting segment is comprised of the life insurance operations of Eurolife and Gulf Insurance, and U.S. Run-off, which includes TIG Insurance Company. Eurolife’s life insurance operations were classified as held for sale on October 13, 2025 as described in note 21.
Non-insurance companies
This category includes other operating segments as follows:
Restaurants and retail – Comprised principally of Recipe (including its subsidiary The Keg, which was deconsolidated on September 25, 2025 pursuant to the transaction described in note 21), Sleep Country (consolidated on October 1, 2024) and Sporting Life Group.
Fairfax India – Comprised of Fairfax India and its subsidiaries.
Thomas Cook India – Comprised of Thomas Cook India and its subsidiaries, including Sterling Resorts.
Other – Comprised primarily of AGT, Boat Rocker (deconsolidated on August 1, 2025 pursuant to the transaction described in note 21), Dexterra Group, Farmers Edge, Grivalia Hospitality, Meadow Foods (consolidated on November 29, 2024) and Peak Achievement (consolidated on December 20, 2024).
Segment performance
Reporting segment revenue is principally evaluated using insurance revenue, a measure of gross underwriting activity.
Profitability of reporting segments is evaluated using operating income (loss), a pre-tax performance measure of operations that is comprised of insurance service result and other insurance operating expenses of the insurance and reinsurance operations, and the revenue and expenses of the non-insurance companies. Also included are interest and dividends and share of profit of associates, which the company considers to be more predictable sources of investment income.

Insurance revenue and operating income (loss) by reporting segment for the years ended December 31 were as follows:
2025
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Total
Reporting segment insurance revenue	9,212.2	16,388.6	6,178.4	31,779.2	253.3	–	32,032.5
Intercompany insurance revenue	(62.0)	(166.6)	(208.9)	(437.5)	–	–	(437.5)
Insurance revenue	9,150.2	16,222.0	5,969.5	31,341.7	253.3	–	31,595.0

Insurance service result	1,128.9	2,413.4	608.8	4,151.1	(303.6)	–	3,847.5
Other insurance operating expenses	(322.6)	(427.4)	(293.1)	(1,043.1)	(107.6)	–	(1,150.7)
Interest and dividends(1)	538.7	1,343.1	359.7	2,241.5	113.5	(22.3)	2,332.7
Share of profit of associates	51.2	371.6	148.9	571.7	84.0	79.0	734.7
Non-insurance revenue	–	–	–	–	–	8,537.6	8,537.6
Non-insurance expenses	–	–	–	–	–	(8,196.9)	(8,196.9)
Operating income (loss)	1,396.2	3,700.7	824.3	5,921.2	(213.7)	397.4	6,104.9
Net finance expense from insurance contracts and reinsurance contract assets held							(1,836.8)
Net gains on investments							3,151.4
Interest expense							(821.9)
Corporate overhead and other(2)							(157.3)
Pre-tax income							6,440.3
Provision for income taxes							(1,156.5)
Net earnings							5,283.8
Attributable to:
Shareholders of Fairfax							4,772.4
Non-controlling interests							511.4
							5,283.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

2024
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Total
Reporting segment insurance revenue	8,779.9	15,684.7	6,825.5	31,290.1	200.0	–	31,490.1
Intercompany insurance revenue	(48.1)	(171.7)	(195.8)	(415.6)	(10.4)	–	(426.0)
Insurance revenue	8,731.8	15,513.0	6,629.7	30,874.5	189.6	–	31,064.1

Insurance service result	1,101.1	3,037.4	463.6	4,602.1	(149.9)	–	4,452.2
Other insurance operating expenses	(318.7)	(434.6)	(284.8)	(1,038.1)	(144.8)	–	(1,182.9)
Interest and dividends(1)	512.9	1,259.4	452.3	2,224.6	126.4	(9.1)	2,341.9
Share of profit of associates	143.1	450.3	151.7	745.1	76.2	38.2	859.5
Non-insurance revenue	–	–	–	–	–	6,682.8	6,682.8
Non-insurance expenses	–	–	–	–	–	(6,470.5)	(6,470.5)
Operating income (loss)	1,438.4	4,312.5	782.8	6,533.7	(92.1)	241.4	6,683.0
Net finance expense from insurance contracts and reinsurance contract assets held							(1,279.9)
Net gains on investments							1,067.2
Interest expense							(649.0)
Corporate overhead and other(2)							(182.8)
Pre-tax income							5,638.5
Provision for income taxes							(1,375.6)
Net earnings							4,262.9
Attributable to:
Shareholders of Fairfax							3,874.9
Non-controlling interests							388.0
							4,262.9

(1)
Presented net of investment management and administration fees paid to the holding company. These intercompany fees are eliminated in corporate overhead and other as shown in the footnote below.

(2)
Comprised principally of the expenses of the group holding companies, net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates, as shown below.

	2025	2024
Corporate overhead as presented in the consolidated statements of earnings	480.5	450.2
Holding company interest and dividends	(8.0)	15.9
Holding company share of profit of associates	(81.4)	(96.8)
Investment management and administration fee income and other	(233.8)	(186.5)
Corporate overhead and other as presented in the tables above	157.3	182.8

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities
Investments in associates, segment assets and segment liabilities at December 31, and additions to goodwill for the years then ended, by reporting segment, were as follows:
	Investments in associates		Additions to goodwill		Segment assets		Segment liabilities
	2025	2024	2025	2024	2025	2024	2025	2024
Property and Casualty Insurance and Reinsurance
North American Insurers	1,416.7	1,274.2	–	–	21,262.0	18,962.6	12,784.5	11,377.6
Global Insurers and Reinsurers	4,035.9	3,384.4	–	–	54,721.5	48,653.7	35,116.9	30,983.7
International Insurers and Reinsurers	1,102.1	1,084.1	–	17.0	14,311.1	13,004.5	7,344.6	6,487.5
	6,554.7	5,742.7	–	17.0	90,294.6	80,620.8	55,246.0	48,848.8
Life insurance and Run-off	430.1	410.4	–	0.8	7,214.2	6,489.4	6,038.9	5,312.8
Non-insurance companies	1,695.0	1,369.1	140.1	1,134.7	12,018.4	11,767.4	6,924.2	6,727.5
Holding company and eliminations and adjustments	1,297.8	983.4	–	–	(1,739.5)	(2,100.3)	8,704.5	7,539.0
Consolidated	9,977.6	8,505.6	140.1	1,152.5	107,787.7	96,777.3	76,913.6	68,428.1
Product Line
Insurance revenue on a third party basis by product line for the years ended December 31 were as follows:
	Property		Casualty		Specialty		Total
	2025	2024	2025	2024	2025	2024	2025	2024
Property and Casualty Insurance and Reinsurance
North American Insurers	2,291.6	2,282.2	6,332.5	5,929.3	526.1	520.3	9,150.2	8,731.8
Global Insurers and Reinsurers	5,911.8	5,665.1	8,940.9	8,600.6	1,369.3	1,247.3	16,222.0	15,513.0
International Insurers and Reinsurers(1)	2,925.8	2,849.6	1,968.5	2,279.7	1,075.2	1,500.4	5,969.5	6,629.7
	11,129.2	10,796.9	17,241.9	16,809.6	2,970.6	3,268.0	31,341.7	30,874.5
Life insurance and Run-off	1.3	–	35.4	10.9	216.6	178.7	253.3	189.6
Insurance revenue	11,130.5	10,796.9	17,277.3	16,820.5	3,187.2	3,446.7	31,595.0	31,064.1
Distribution of insurance revenue	35.2%	34.8%	54.7%	54.1%	10.1%	11.1%	100.0%	100.0%

(1)
Insurance revenue in the International Insurers and Reinsurers reporting segment in 2024 included $665.3 related to insurance contracts acquired in their settlement period as a result of Fairfax’s acquisition of Gulf Insurance, where insurance revenue is recognized based on the expected amount and timing of claim settlements. As a significant portion of these acquired claims were settled during 2024, insurance revenue in 2025 was comparatively lower.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Geographic Region
Insurance revenue on a third party basis by geographic region for the years ended December 31 were as follows:
	Canada		United States		Middle East and Asia(1)		Other International(2)		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Property and Casualty Insurance and Reinsurance
North American Insurers	2,403.0	2,441.7	6,707.4	6,240.3	2.5	3.7	37.3	46.1	9,150.2	8,731.8
Global Insurers and Reinsurers	393.1	427.1	11,398.3	10,912.7	956.0	945.2	3,474.6	3,228.0	16,222.0	15,513.0
International Insurers and Reinsurers	0.6	0.3	1.1	3.7	3,382.6	4,258.6	2,585.2	2,367.1	5,969.5	6,629.7
	2,796.7	2,869.1	18,106.8	17,156.7	4,341.1	5,207.5	6,097.1	5,641.2	31,341.7	30,874.5
Life insurance and Run-off	–	–	36.7	10.9	59.9	42.0	156.7	136.7	253.3	189.6
Insurance revenue	2,796.7	2,869.1	18,143.5	17,167.6	4,401.0	5,249.5	6,253.8	5,777.9	31,595.0	31,064.1
Distribution of insurance revenue	8.9%	9.2%	57.4%	55.3%	13.9%	16.9%	19.8%	18.6%	100.0%	100.0%

(1)
The Middle East and Asia geographic segment is primarily comprised of countries that Gulf Insurance, based in Kuwait, operates in through its subsidiaries across the MENA region, and countries throughout Asia, including Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia, China and Thailand.

(2)
The Other International geographic segment is primarily comprised of countries located in South America, Europe, Africa and Oceania.

Non-insurance companies
Revenue and expenses of the non-insurance companies were comprised as follows for the years ended December 31:
	Restaurants and retail(1)		Fairfax India(2)		Thomas Cook India(3)		Other(4)		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	2,486.0	1,953.9	403.5	319.2	1,031.8	973.4	4,616.3	3,436.3	8,537.6	6,682.8
Expenses	(2,266.5)	(1,797.9)	(365.4)	(281.9)	(988.3)	(929.3)	(4,576.7)	(3,461.4)	(8,196.9)	(6,470.5)
Pre-tax income (loss) before interest expense and other(5)	219.5	156.0	38.1	37.3	43.5	44.1	39.6	(25.1)	340.7	212.3
Interest and dividends	8.9	10.0	(35.1)	(21.3)	–	–	3.9	2.2	(22.3)	(9.1)
Share of profit (loss) of associates	–	0.1	79.1	39.0	0.4	0.5	(0.5)	(1.4)	79.0	38.2
Operating income (loss)	228.4	166.1	82.1	55.0	43.9	44.6	43.0	(24.3)	397.4	241.4

(1)
On September 25, 2025 the company deconsolidated the assets and liabilities of The Keg from its Non-insurance companies reporting segment and recorded its retained interest in The Keg as an investment in associate. Sleep Country was consolidated on October 1, 2024. See note 21.

(2)
These results differ from those published by Fairfax India primarily due to Fairfax India’s application of investment entity accounting under IFRS Accounting Standards.

(3)
These results differ from those published by Thomas Cook India primarily due to differences between IFRS Accounting Standards and Ind AS, and acquisition accounting adjustments.

(4)
Boat Rocker recorded impairment charges of  $108.6 in 2025 in relation to its strategic transaction with Blue Ant, which culminated in Boat Rocker being renamed Blue Ant Media and the company deconsolidating Blue Ant Media on August 1, 2025. Meadow Foods and Peak Achievement were consolidated on November 29, 2024 and December 20, 2024, respectively. See note 21.

(5)
Excludes interest and dividends, share of profit (loss) of associates and net gains (losses) on investments.

Segmented Balance Sheet
The company’s segmented balance sheets as at December 31, 2025 and 2024 present the assets, liabilities and non-controlling interests of each reporting segment in accordance with the company’s accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company’s subsidiaries hold equity interests in other Fairfax subsidiaries (“affiliates”) which are carried at cost. In the table below, the company’s three property and casualty insurance and reinsurance reporting segments have been presented in aggregate, and affiliated insurance and reinsurance balances, which are not shown separately, are eliminated in “Corporate and eliminations”.
	December 31, 2025					December 31, 2024
	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non- insurance companies	Corporate and eliminations(4)	Consolidated	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non- insurance companies	Corporate and eliminations(4)	Consolidated
Assets
Holding company cash and investments	423.5	–	–	2,301.4	2,724.9	391.9	–	–	2,110.8	2,502.7
Insurance contract receivables	940.7	65.5	–	–	1,006.2	763.6	16.8	–	–	780.4
Portfolio investments(1)	69,961.1	1,819.6	2,545.6	(1,404.5)	72,921.8	61,369.4	4,090.6	2,291.9	(2,531.5)	65,220.4
Assets held for sale(2)	–	4,211.8	–	(765.9)	3,445.9	–	–	–	–	–
Reinsurance contract assets held	11,727.5	427.2	–	(903.7)	11,251.0	11,203.0	413.7	–	(934.1)	10,682.6
Deferred income tax assets	273.1	–	107.2	(13.2)	367.1	229.3	0.9	88.6	6.2	325.0
Goodwill and intangible assets	4,016.4	7.1	4,315.8	0.1	8,339.4	4,083.3	12.8	4,181.7	0.4	8,278.2
Due from affiliates	440.6	397.3	1.5	(839.4)	–	242.0	347.4	1.4	(590.8)	–
Other assets	2,023.7	271.3	5,048.3	388.1	7,731.4	1,858.8	1,585.2	5,203.8	340.2	8,988.0
Investments in Fairfax insurance and reinsurance affiliates(3)	488.0	14.4	–	(502.4)	–	479.5	22.0	–	(501.5)	–
Total assets	90,294.6	7,214.2	12,018.4	(1,739.5)	107,787.7	80,620.8	6,489.4	11,767.4	(2,100.3)	96,777.3
Liabilities
Accounts payable and accrued liabilities	2,175.1	338.2	3,089.2	517.2	6,119.7	2,054.3	346.3	3,170.4	507.3	6,078.3
Derivative obligations	709.6	0.7	68.6	8.0	786.9	265.5	8.1	82.7	0.6	356.9
Liabilities associated with assets held for sale(2)	–	3,638.6	–	(0.5)	3,638.1	–	–	–	–	–
Deferred income tax liabilities	1,047.1	3.2	520.4	376.0	1,946.7	958.1	64.4	514.3	177.2	1,714.0
Insurance contract payables	301.5	36.8	–	–	338.3	309.2	613.8	–	–	923.0
Insurance contract liabilities	49,339.1	2,021.4	–	(919.5)	50,441.0	44,261.7	4,280.2	–	(939.7)	47,602.2
Due to affiliates	66.0	–	65.7	(131.7)	–	24.2	–	71.2	(95.4)	–
Borrowings – holding company and insurance and reinsurance companies	1,607.6	–	–	8,848.1	10,455.7	975.8	–	–	7,882.4	8,858.2
Borrowings – non-insurance companies	–	–	3,180.3	6.9	3,187.2	–	–	2,888.9	6.6	2,895.5
Total liabilities	55,246.0	6,038.9	6,924.2	8,704.5	76,913.6	48,848.8	5,312.8	6,727.5	7,539.0	68,428.1
Equity
Shareholders’ equity attributable to shareholders of Fairfax	32,048.6	1,169.9	3,739.8	(10,444.0)	26,514.3	29,036.2	1,172.2	3,498.9	(9,639.3)	24,068.0
Non-controlling interests	3,000.0	5.4	1,354.4	–	4,359.8	2,735.8	4.4	1,541.0	–	4,281.2
Total equity	35,048.6	1,175.3	5,094.2	(10,444.0)	30,874.1	31,772.0	1,176.6	5,039.9	(9,639.3)	28,349.2
Total liabilities and total equity	90,294.6	7,214.2	12,018.4	(1,739.5)	107,787.7	80,620.8	6,489.4	11,767.4	(2,100.3)	96,777.3

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
Life insurance and Run-off’s assets held for sale and liabilities associated with assets held for sale at December 31, 2025 exclude assets of  $300.6 and liabilities of  $34.0, respectively, reflecting certain portfolio investments held through various investment funds which Fairfax will continue to consolidate after closing of the proposed sale and certain investments which are expected to be retained by Fairfax. See note 21.

(3)
Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.

(4)
Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

24.
Expenses

Expenses for the company’s insurance and reinsurance companies and non-insurance companies for the years ended December 31 were comprised as follows:
	2025
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non- insurance expenses
Losses on claims, net(2)(3)	–	14,463.5	14,463.5	–	14,463.5	–	14,463.5
Commissions	4,525.8	–	4,525.8	–	4,525.8	–	4,525.8
Cost of sales(4)	–	–	–	–	–	5,194.4	5,194.4
Compensation expense(4)	816.3	1,137.3	1,953.6	916.6	2,870.2	1,391.9	4,262.1
Administrative expense and other(4)	692.0	590.0	1,282.0	714.6	1,996.6	1,610.6	3,607.2
Total	6,034.1	16,190.8	22,224.9	1,631.2	23,856.1	8,196.9	32,053.0
As presented in the consolidated statement of earnings:
Insurance service expenses	6,034.1	20,017.4	26,051.5	–	26,051.5	–	26,051.5
Recoveries of insurance service expenses	–	(3,826.6)	(3,826.6)	–	(3,826.6)	–	(3,826.6)
Other insurance operating expenses and Corporate and other expenses	–	–	–	1,631.2	1,631.2	–	1,631.2
Non-insurance expenses	–	–	–	–	–	8,196.9	8,196.9
Total	6,034.1	16,190.8	22,224.9	1,631.2	23,856.1	8,196.9	32,053.0
	2024
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non- insurance expenses
Losses on claims, net(2)(3)	–	13,336.6	13,336.6	–	13,336.6	–	13,336.6
Commissions	4,039.0	–	4,039.0	–	4,039.0	–	4,039.0
Cost of sales	–	–	–	–	–	4,145.6	4,145.6
Compensation expense	765.4	1,030.5	1,795.9	850.9	2,646.8	1,162.3	3,809.1
Administrative expense and other	630.5	611.6	1,242.1	782.2	2,024.3	1,162.6	3,186.9
Total	5,434.9	14,978.7	20,413.6	1,633.1	22,046.7	6,470.5	28,517.2
As presented in the consolidated statement of earnings:
Insurance service expenses	5,434.9	19,431.9	24,866.8	–	24,866.8	–	24,866.8
Recoveries of insurance service expenses	–	(4,453.2)	(4,453.2)	–	(4,453.2)	–	(4,453.2)
Other insurance operating expenses and Corporate and other expenses	–	–	–	1,633.1	1,633.1	–	1,633.1
Non-insurance expenses	–	–	–	–	–	6,470.5	6,470.5
Total	5,434.9	14,978.7	20,413.6	1,633.1	22,046.7	6,470.5	28,517.2

(1)
Includes Life insurance and Run-off, and the group holding companies.

(2)
Includes the effects of discounting losses and ceded losses on claims recorded during the year, changes in loss components and changes in risk adjustment.

(3)
Comprised primarily of losses on claims, net during 2025 at Global Insurers and Reinsurers of  $7,849.9 (2024 – $6,807.3), North American Insurers of  $4,025.0 (2024 – $3,807.6) and International Insurers and Reinsurers of  $2,170.5 (2024 – $2,460.9).

(4)
The increase in non-insurance expenses in 2025 compared to 2024 primarily relates to the acquisition of Sleep Country (October 1, 2024) and the consolidation of Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024), partially offset by the deconsolidation of The Keg and Boat Rocker. See note 21.

25.
Supplementary Cash Flow Information

Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes restricted cash and cash equivalents that are amounts primarily required to be maintained on deposit with various regulatory authorities to support the operations of the property and casualty insurance and reinsurance subsidiaries, and at December 31, 2024 included restricted cash of  $835.0 held at a depository which was released on January 1, 2025 in connection with the company’s investments in Blizzard Vacatia as described in note 5. Cash equivalents are comprised of treasury bills and other eligible bills.
	December 31, 2025
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	89.1	108.1	197.2	–	–	–	89.1	108.1	197.2
Subsidiary cash and short term investments	2,265.1	3,658.2	5,923.3	344.6	295.8	640.4	2,609.7	3,954.0	6,563.7
Fairfax India	17.4	0.4	17.8	–	4.2	4.2	17.4	4.6	22.0
Assets held for sale (note 21)	9.4	95.1	104.5	0.1	–	0.1	9.5	95.1	104.6
	2,381.0	3,861.8	6,242.8	344.7	300.0	644.7	2,725.7	4,161.8	6,887.5
	December 31, 2024
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	146.2	362.0	508.2	155.0	–	155.0	301.2	362.0	663.2
Holding company assets pledged for derivative obligations	–	101.1	101.1	–	–	–	–	101.1	101.1
Subsidiary cash and short term investments	2,411.2	3,010.2	5,421.4	1,000.1	240.6	1,240.7	3,411.3	3,250.8	6,662.1
Fairfax India	55.1	26.7	81.8	–	4.4	4.4	55.1	31.1	86.2
	2,612.5	3,500.0	6,112.5	1,155.1	245.0	1,400.1	3,767.6	3,745.0	7,512.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

Details of certain cash flows included in the consolidated statement of cash flows for the years ended December 31 were as follows:
	2025	2024
Net (purchases) sales of investments classified at FVTPL
Short term investments	(1,268.6)	1,267.0
Bonds	(2,589.6)	(1,888.1)
Preferred stocks	(9.1)	(11.3)
Common stocks	(169.6)	(248.5)
Net derivatives and other invested assets	(22.2)	365.1
	(4,059.1)	(515.8)
Changes in operating assets and liabilities
Net (increase) decrease in restricted cash and cash equivalents	746.5	(733.3)
Insurance contract receivables	(231.0)	144.2
Reinsurance contract assets held	(377.2)	17.2
Insurance contract payables	61.3	(273.8)
Insurance contract liabilities	4,329.4	2,388.4
Other receivables	62.9	(36.9)
Accounts payable and accrued liabilities	47.4	312.5
Other	(380.9)	(411.5)
	4,258.4	1,406.8
Net interest and dividends received
Interest and dividends received	2,584.2	2,570.6
Interest paid on borrowings	(677.4)	(508.8)
Interest paid on lease liabilities	(73.0)	(57.3)
	1,833.8	2,004.5
Net income taxes paid	(953.5)	(1,005.6)

26.
Related Party Transactions

Management and Director Compensation
Compensation expense for the company’s key management team for the years ended December 31 was as follows:
	2025	2024
Salaries and other short-term employee benefits	15.0	17.3
Share-based payments	7.5	7.2
	22.5	24.5
Compensation for the company’s Board of Directors for the years ended December 31 was as follows:
	2025	2024
Retainers and fees	1.4	1.8
Share-based payments	0.2	0.2
	1.6	2.0
Investments
During 2024 an insurance subsidiary of the company invested $100.4 in the Marval Guru Fund, which is managed by a related party as described in note 6.
Fairfax subordinate voting shares
During 2024 the company purchased for cancellation 275,000 Fairfax subordinate voting shares from Prem Watsa, the company’s Chairman and CEO, as described in note 16.

27.
Subsidiaries

The company’s principal operating subsidiaries are presented in the tables below. During 2025 Ki completed its separation from its parent company Brit, and the company deconsolidated The Keg and Boat Rocker as described in note 21. Excluded from these tables are intermediate holding companies of investments in subsidiaries and intercompany balances that are eliminated on consolidation.
December 31, 2025	Domicile	Fairfax’s ownership (100% other than as shown below)

Property and casualty insurance and reinsurance
North American Insurers
Northbridge Financial Corporation (Northbridge)	Canada
Crum & Forster Holdings Corp. (Crum & Forster)	United States
Zenith National Insurance Corp. (Zenith National)	United States
Global Insurers and Reinsurers
Odyssey Group Holdings, Inc. (Odyssey Group)	United States	90.0%
Brit Group Holdings Limited (Brit)	England and Wales
Ki Financial Limited (Ki)	England and Wales	20.0%(1)
Allied World Assurance Company Holdings, Ltd (Allied World)	Bermuda	83.4%
International Insurers and Reinsurers
Fairfax Central and Eastern Europe, which consists of:
Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)	Poland
Colonnade Insurance S.A. (Colonnade Insurance)	Luxembourg
FFH Ukraine Holdings (Fairfax Ukraine), which consists of:	Ukraine
ARX Insurance Company (ARX Insurance)	Ukraine
Private Joint Stock Company Insurance Company Universalna (Universalna)	Ukraine
Fairfax Latin America, which consists of:
Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)	Brazil
La Meridional Compañía Argentina de Seguros S.A. (La Meridional Argentina)	Argentina
SBS Seguros Colombia S.A. (Southbridge Colombia)	Colombia
SBI Seguros Uruguay S.A. (Southbridge Uruguay)	Uruguay
Southbridge Compañía de Seguros Generales S.A. (Southbridge Chile)	Chile
Bryte Insurance Company Ltd (Bryte Insurance)	South Africa
Eurolife FFH General Insurance Single Member S.A. (Eurolife General)	Greece	80.0%
Gulf Insurance Group K.S.C.P. (Gulf Insurance)	Kuwait	97.1%
Group Re, which underwrites business in:
CRC Reinsurance Limited (CRC Re)	Barbados
Wentworth Insurance Company Ltd. (Wentworth)	Barbados
Connemara Reinsurance Company Ltd. (Connemara)	Barbados
Fairfax Asia, which consists of:
Falcon Insurance Company (Hong Kong) Limited (Falcon)	Hong Kong
The Pacific Insurance Berhad (Pacific Insurance)	Malaysia	85.0%
PT Asuransi Multi Artha Guna Tbk (AMAG Insurance)	Indonesia	80.9%
Fairfirst Insurance Limited (Fairfirst Insurance)	Sri Lanka
The Falcon Insurance Public Company Limited (Falcon Thailand)	Thailand	99.8%
Singapore Reinsurance Corporation Limited (Singapore Re)	Singapore
Life insurance and Run-off
Eurolife FFH Insurance Group Holdings S.A. (Eurolife)	Greece	80.0%
Run-off, which is principally comprised of:
U.S. Run-off: TIG Insurance Company (TIG Insurance)	United States
Investment management
Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa)	Canada

(1)
The company holds 51.0% of the voting rights of Ki. On January 1, 2025 Ki completed its separation from Brit and is presented as a separate operating company within the Global Insurers and Reinsurers reporting segment.

FAIRFAX FINANCIAL HOLDINGS LIMITED

December 31, 2025	Domicile	Fairfax’s ownership	Primary business

Non-insurance companies
Restaurants and retail
Recipe Unlimited Corporation (Recipe)	Canada	100.0%	Franchisor, owner and operator of restaurants
Sleep Country Canada Inc. (Sleep Country)	Canada	100.0%	Specialty sleep retailer
Sporting Life Group Limited (Sporting Life Group)	Canada	88.0%	Canadian sports lifestyle retail organization
Fairfax India
Fairfax India Holdings Corporation (Fairfax India)	Canada	42.9%(1)	Invests in public and private Indian businesses
Thomas Cook India
Thomas Cook (India) Limited (Thomas Cook India), which owns:	India	64.5%	Provider of integrated travel and travel-related financial services
100.0% of Sterling Holiday Resorts Limited (Sterling Resorts)	India	64.5%	Owner and operator of holiday resorts
Other
AGT Food and Ingredients Inc. (AGT)	Canada	65.7%(2)	Originator, processor and distributor of value-added pulses and staple foods
Dexterra Group Inc. (Dexterra Group)	Canada	50.4%	Provider of infrastructure support services
Farmers Edge Inc. (Farmers Edge)	Canada	70.5%	Provider of advanced digital tools for agriculture
Grivalia Hospitality S.A. (Grivalia Hospitality)	Greece	83.6%	Hospitality real estate investor, developer and manager
Meadow Foods Limited (Meadow Foods)	England and Wales	94.7%	Provider of value-added milk, fats, fresh confectionery and plant-based bulk ingredients
Peak Achievement Athletics Inc. (Peak Achievement)	Canada	100.0%	Designer, manufacturer and distributor of performance sports equipment and related apparel and accessories

(1)
The company owns multiple voting shares and subordinate voting shares of Fairfax India that give it voting rights of 95.2%.

(2)
Subsequent to December 31, 2025, AGT filed for an offering of its common shares as described in note 16.

Index to Management’s Discussion and Analysis of Financial Condition and Results of Operations

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(as of March 6, 2026)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)
Notes to Management’s Discussion and Analysis of Financial Condition and Results of Operations
(1)
Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the entire Annual Report for additional commentary and information. Additional information about the company, including its annual information form, can be found on SEDAR+ at www.sedarplus.ca. Additional information can also be accessed from the company’s website www.fairfax.ca.

(2)
In this MD&A, Life insurance and Run-off is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.

(3)
The company presents information on gross premiums written and net premiums written throughout its MD&A. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.

(4)
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used consistently and disclosed regularly in the company’s Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company’s measures and ratios, which include:

Supplementary Financial Measures – Net insurance revenue, net insurance service expenses, combined ratio, discounted, book value per basic share, increase (decrease) in book value per basic share (with and without adjustment for the $15.00 per common share dividend), long equity exposures and long equity exposures and financial effects.
Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital, total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents these measures on a consolidated basis and also on a consolidated basis excluding non-insurance subsidiaries.
Total of Segments Measures – Supplementary financial measures presented for the property and casualty insurance and reinsurance reporting segments in aggregate including net finance income (expense) from insurance contracts and reinsurance contract assets held, operating income (loss) and corporate overhead and other.
Non-GAAP Financial Measures and Ratios – Net premiums earned, underwriting profit (loss), adjusted operating income (loss), adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage ratios, various property and casualty insurance and reinsurance ratios, including the combined ratio, undiscounted, float, average float, annual benefit (cost) of float, excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.
Overview of Consolidated Performance
The analysis that follows presents the company’s five year performance in a format that the company has consistently used in its external reporting. This analysis is consistent with what management and the company’s

Board of Directors use when assessing performance and growth in the various businesses, and is believed to help readers understand the business and the value of Fairfax.
Five year Financial Profile
Net earnings attributable to shareholders of Fairfax
2025 produced outstanding results with record net earnings of  $4,772.4. The property and casualty insurance and reinsurance operations generated adjusted operating income of  $4,629.8 (or operating income of  $5,921.2 including the benefit of discounting, net of a risk adjustment on claims), reflecting both record underwriting profit and interest and dividends.
Since 2021, gross premiums written by the company’s property and casualty insurance and reinsurance operations has increased by 39.9%, from $23,796.0 five years ago to a new high in 2025 of  $33,284.7, in turn significantly increasing both the total float (year-end float increased by 51.7% from $25,936.8 in 2021 to $39,344.3 in 2025) and the total investments, net of derivative obligations held by the property and casualty insurance and reinsurance operations (increased by 51.6% from $43,819.4 in 2021 to $66,441.0 in 2025). This was achieved while the company’s property and casualty insurance and reinsurance operations produced record underwriting profit of $1,816.6 (an increase of 126.7% from $801.2), together with record interest and dividends of  $2,241.5 earned at those operations (an increase of 407.5% from $441.7) and stronger results in share of profit of associates (an increase to $571.7 from $324.1).
Property and Casualty Insurance and Reinsurance
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment and other, the latter two of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent management of all expenses incurred, including those that are not considered directly attributable to insurance contracts.
	Property and Casualty Insurance and Reinsurance
	2025				2024
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	1,128.9	2,413.4	608.8	4,151.1	1,101.1	3,037.4	463.6	4,602.1
Other insurance operating expenses	(322.6)	(427.4)	(293.1)	(1,043.1)	(318.7)	(434.6)	(284.8)	(1,038.1)
Discounting of losses and ceded losses on claims recorded in the period	(408.2)	(1,091.5)	(121.9)	(1,621.6)	(386.6)	(1,138.2)	(142.7)	(1,667.5)
Changes in the risk adjustment and other(1)	61.6	243.3	25.3	330.2	51.3	(224.0)	67.6	(105.1)
Underwriting profit	459.7	1,137.8	219.1	1,816.6	447.1	1,240.6	103.7	1,791.4
Interest and dividends	538.7	1,343.1	359.7	2,241.5	512.9	1,259.4	452.3	2,224.6
Share of profit of associates	51.2	371.6	148.9	571.7	143.1	450.3	151.7	745.1
Adjusted operating income	1,049.6	2,852.5	727.7	4,629.8	1,103.1	2,950.3	707.7	4,761.1
Combined ratios, discounted(2)	85.5%	82.5%	85.6%	83.9%	85.3%	76.6%	89.1%	81.4%
Combined ratios, undiscounted(3)	93.8%	92.1%	94.7%	93.0%	93.7%	91.0%	97.3%	92.7%
Adjusted operating income interest coverage(4)(5)				8.8x				10.4x
Adjusted operating income interest and preferred share dividend coverage(4)(6)				8.3x				9.1x

FAIRFAX FINANCIAL HOLDINGS LIMITED

(1)
Other primarily reflects differences in reserving methodology and other underwriting-related adjustments in the Global Insurers and Reinsurers reporting segment included within underwriting profit.

(2)
A performance measure of underwriting results under IFRS 17, calculated as net insurance service expenses expressed as a percentage of net insurance revenue.

(3)
A traditional performance measure of underwriting results within the property and casualty industry.

(4)
Ratios used by the company to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company.

(5)
Adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies.

(6)
Adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share distributions of the holding company adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.

Insurance service result
•
The insurance service result of the property and casualty insurance and reinsurance operations was $4,151.1 in 2025, compared to $4,602.1 in 2024. The decrease was primarily driven by a lower insurance service result in the Global Insurers and Reinsurers reporting segment, primarily reflecting increased current period catastrophe losses in the reporting segment of  $1,157.5 or 8.2 combined ratio points on an undiscounted basis (2024 – $880.0 or 6.5 combined ratio points), principally from the California wildfires, and increased insurance acquisition expenses, partially offset by increased business volumes. The decrease in the insurance service result of the Global Insurers and Reinsurers reporting segment was partially offset by an increase in the International Insurers and Reinsurers reporting segment, primarily at Gulf Insurance and Fairfax Central and Eastern Europe.

Underwriting Performance
•
The company’s property and casualty insurance and reinsurance operations reported record underwriting profit in 2025 of  $1,816.6 (an increase of 1.4%) and an undiscounted combined ratio of 93.0% that included higher current period catastrophe losses of  $1,242.1 or 4.8 combined ratio points, compared to underwriting profit in 2024 of  $1,791.4 and an undiscounted combined ratio of 92.7% that included current period catastrophe losses of  $1,099.3 or 4.5 combined ratio points.

•
Adjusted operating income of the property and casualty insurance and reinsurance operations (as presented in the table above) decreased by 2.8% to $4,629.8 in 2025 from $4,761.1 in 2024 driven by decreased share of profit of associates, partially offset by both record underwriting profit and interest and dividends.

•
Key drivers of the performance of the property and casualty insurance and reinsurance operations in 2025 compared to 2024, an analysis of Fairfax’s five year performance, an overview of the current insurance environment and the company’s strong financial position are discussed below.

					Catastrophe losses(1)		Net favourable prior year reserve development
	Gross premiums written, third party	Net premiums written	Underwriting profit	Combined ratios, undiscounted	Losses	Combined ratio impact, undiscounted	Favourable reserve development	Combined ratio impact, undiscounted
2021	23,796.0	17,809.4	801.2	95.0%	1,203.2	7.5%	355.6	2.2%
2022	27,561.7	21,927.0	1,105.3	94.7%	1,255.7	6.1%	196.2	0.9%
2023	28,890.1	22,695.4	1,522.2	93.2%	897.3	4.0%	309.6	1.4%
2024	32,527.4	25,335.6	1,791.4	92.7%	1,099.3	4.5%	593.6	2.4%
2025	33,284.7	26,328.7	1,816.6	93.0%	1,242.1	4.8%	751.5	2.9%
% change 2025 over 2024	2.3%	3.9%
% change 2025 over 2021	39.9%	47.8%

(1)
Includes COVID-19 losses of  $55.1 in 2021.

•
Current period catastrophe losses on an undiscounted basis in 2025 of  $1,242.1 or 4.8 combined ratio points primarily reflected losses from the California wildfires and attritional catastrophe losses, principally in the Global Insurers and Reinsurers reporting segment. Current period catastrophe losses on an undiscounted basis in 2024 of  $1,099.3 or 4.5 combined ratio points reflected attritional catastrophe losses, hurricanes

Milton and Helene, and Canadian events (comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire), principally in the Global Insurers and Reinsurers reporting segment.
•
Despite experiencing significant catastrophe losses in each of 2021 through 2025, the company achieved strong underwriting profit in each of the last five years, reflecting the diversification provided by the company’s decentralized organization and the significant growth achieved in net premiums written of 47.8% since 2021, where the premium base expanded markedly, enabling the company to absorb catastrophe losses in those periods while maintaining strong underwriting results.

•
The property and casualty insurance and reinsurance operations continued to experience net favourable prior year reserve development, with an increased net benefit of  $751.5 or 2.9 combined ratio points in 2025 compared to a net benefit of  $593.6 or 2.4 combined ratio points in 2024, principally reflecting increases in the Global Insurers and Reinsurers and International Insurers and Reinsurers reporting segments.

•
Run-off reported net adverse prior year reserve development on an undiscounted basis in 2025 of  $298.5 (2024 – $221.1) related to latent hazard claims comprised primarily of asbestos and other latent claims. For details on the Life insurance and Run-off reporting segment, refer to the Components of Net Earnings section of this MD&A under the heading “Life insurance and Run-off”.

•
Net premiums written by the property and casualty insurance and reinsurance operations increased by 3.9% to a record $26,328.7 from $25,335.6 in 2024 and gross premiums written increased by 2.3%, principally in the North American Insurers (primarily Crum & Forster) and the Global Insurers and Reinsurers reporting segments. The growth in net premiums written reflected increased business volumes at Crum & Forster (primarily surplus and specialty and accident and health lines), at the Global Insurers and Reinsurers reporting segment (primarily reinstatement premiums from the California wildfires, increased retention and continued modest rate improvements across certain lines of business) and at the International Insurers and Reinsurers reporting segment (increased retention at Fairfax Asia and Gulf Insurance, and growth in business volumes at most operating companies in the reporting segment). The International Insurers and Reinsurers reporting segment also reflected the termination of a significant health insurance contract at Gulf Insurance for retired citizens in the third quarter of 2024 that had been experiencing diminishing profitability.

•
Float of the property and casualty insurance and reinsurance operations increased by 11.2% to $39,344.3 at December 31, 2025 from $35,380.3 at December 31, 2024. Details of the company’s float are presented in the Investments section of this MD&A, under the heading “Float”.

The continued strong underwriting performance by reporting segment was as follows:
	2025		2024
	Combined ratios, undiscounted	Underwriting profit (loss)	Combined ratios, undiscounted	Underwriting profit
North American Insurers
Northbridge	88.7%	238.4	89.3%	231.8
Crum & Forster	94.8%	236.3	95.0%	208.5
Zenith National	102.0%	(15.0)	99.1%	6.8
	93.8%	459.7	93.7%	447.1
Global Insurers and Reinsurers
Allied World	89.3%	546.3	89.1%	544.5
Odyssey Group	93.8%	375.2	91.2%	505.0
Brit	92.7%	183.5	92.2%	179.3
Ki	95.7%	32.8	98.2%	11.8
	92.1%	1,137.8	91.0%	1,240.6
International Insurers and Reinsurers	94.7%	219.1	97.3%	103.7
Property and casualty insurance and reinsurance	93.0%	1,816.6	92.7%	1,791.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

Effects of discounting and risk adjustment recognized in the consolidated statement of earnings
•
The total effects of discounting and risk adjustment recognized in the consolidated statement of earnings for the years ended December 31 were comprised as follows:

	2025	2024
Net finance income (expense) from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings:
Net finance expense from insurance contracts	(2,450.6)	(1,754.9)
Net finance income from reinsurance contract assets held	613.8	475.0
Net finance expense from insurance contracts and reinsurance contract assets held	(1,836.8)	(1,279.9)
Effects of discounting for future periods and risk adjustment recognized in insurance service result:
Discounting of losses and ceded losses on claims recorded in the period	1,625.5	1,658.4
Changes in the risk adjustment	(212.8)	(210.6)
Effects included in insurance service result	1,412.7	1,447.8
Total pre-tax net benefit (cost) in the consolidated statement of earnings	(424.1)	167.9
During 2025 the company recorded a total pre-tax net cost of  $424.1, principally related to net finance expense from insurance contracts and reinsurance contract assets held of  $1,836.8, partially offset by the net benefit of discounting losses and ceded losses on claims of  $1,625.5 (recognized in the insurance service result as a reduction to losses and ceded losses on claims). The net finance expense of  $1,836.8 during 2025 consisted of interest accretion resulting from claims progressing toward settlement of  $1,392.9 and the effects of decreased discount rates during 2025 on prior years’ net losses on claims of  $443.9.
During 2024 the company recorded a total pre-tax net benefit of  $167.9, principally related to the net benefit of discounting losses and ceded losses on claims of  $1,658.4 (recognized in the insurance service result as a reduction to losses and ceded losses on claims), partially offset by net finance expense from insurance contracts and reinsurance contract assets held of  $1,279.9. The net finance expense during 2024 of  $1,279.9 consisted of interest accretion resulting from claims progressing toward settlement of  $1,481.3, partially offset by the effects of increased discount rates during 2024 on prior years’ net losses on claims of  $201.4.
•
The table that follows presents the company’s total effects of discounting and risk adjustment and the net gains (losses) on bonds recognized in the consolidated statement of earnings for the years ended December 31, set out in a format the company believes assists in understanding the company’s net exposure to interest rate risk.

	2025	2024
Discounting of losses and ceded losses on claims recorded in the period, and changes in the risk adjustment (recognized in insurance service result)	1,412.7	1,447.8
Interest accreted to insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	(1,392.9)	(1,481.3)
	19.8	(33.5)
Effect of changes in discount rates on total bonds (recognized in net gains (losses) on investments)	385.4	(731.3)
Effect of changes in discount rates on insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	(443.9)	201.4
Net loss from changes in discount rates in consolidated statement of earnings	(58.5)	(529.9)
Total pre-tax net loss in the consolidated statement of earnings	(38.7)	(563.4)

•
Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and the liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company’s net earnings is typically partially mitigated. The net gains recorded on the company’s bond portfolio of  $385.4 (discussed below under Investment Performance) partially offset the net cost of the effect of decreases in discount rates on prior years’ net losses on claims of

$443.9 in 2025. The net loss on insurance contracts and reinsurance contract assets held reflected decreased discount rates consistent with the characteristics and duration of expected cash flows.
•
Refer to note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2025 for details of the discount rates applied to losses and ceded losses on claims recorded in the years ended December 31, 2025 and 2024.

Insurance Environment
In 2025, the property and casualty insurance and reinsurance industry continued to operate with strong and expanding capital, including meaningful participation from alternative capital, which contributed to a more competitive environment and further moderation in pricing momentum. Despite a comparatively benign U.S. wind season, the industry experienced another year of elevated catastrophe losses, with insured global natural catastrophe losses again exceeding $100 billion for the sixth consecutive year, driven notably by the California wildfires and ongoing losses from severe convective storms. This underscored that recurring events like severe storms, wildfires and floods continue to be a significant driver of loss activity in highly insured regions, even in a year of more modest losses overall. The industry also continues to face increased pressure from natural disasters, driven by climate change and urbanization, which are contributing to higher concentrations of exposure in catastrophe-prone areas and more volatile loss experience.
At the January 1, 2026 renewals, market conditions softened further, supported by increased capital and strong reinsurer returns that increased competitive pressure. Reinsurance brokers reported significant risk-adjusted rate reductions in property lines which experienced reduced losses, alongside greater choice in structures and, in some cases, improved terms. In casualty reinsurance, renewals continued to be influenced by concerns regarding elevated U.S. loss trends and loss development, including concerns on the continued pressures and uncertainty from social inflation and litigation dynamics. More broadly, economic inflation and social inflation remain key themes, with these pressures particularly pronounced in casualty lines given the sensitivity to claims severity, claims development and litigation outcomes. Rating agencies have noted that accelerated softening in property reinsurance pricing and continued challenges in the U.S. casualty market are to be expected, even as the sector is expected to remain profitable and generate returns that exceed its cost of capital. Management remains disciplined in its focus on underwriting profitability.
Investment Performance
Interest and dividends
	Interest income	Dividends	Investment expenses	Interest and dividends
2021	568.4	108.2	(35.8)	640.8
2022	873.5	140.4	(52.1)	961.8
2023	1,841.1	133.8	(78.7)	1,896.2
2024	2,346.6	262.9	(97.6)	2,511.9
2025	2,426.9	227.2	(80.1)	2,574.0

•
Consolidated interest and dividends increased from $2,511.9 in 2024 to $2,574.0 in 2025 (comprised of $2,241.5 (2024 – $2,224.6) earned in the property and casualty insurance and reinsurance operations investment portfolios, with the remainder earned in the Life insurance and Run-off, non-insurance companies and corporate and other investment portfolios), primarily reflecting higher interest income earned principally due to net purchases of other government bonds during 2024 and 2025 and investments related to Blizzard Vacatia during 2025. Dividends decreased from $262.9 in 2024 to $227.2 in 2025 as dividends received in 2024 included a dividend from the company’s holdings of Digit compulsory convertible preferred shares of $112.3 that was received following the completion of the initial public offering of Digit Insurance.

•
At December 31, 2025 the company’s insurance and reinsurance companies held portfolio investments of $70,017.9 (excluding Fairfax India’s portfolio of  $2,125.0), of which $8,979.2 was in cash and short term investments representing 12.8% of those portfolio investments.

•
At December 31, 2025 the company’s fixed income portfolio is conservatively positioned with effectively 75% of the fixed income portfolio invested in government bonds, 14% in high quality corporate bonds, primarily short-dated, and 11% in first mortgage loans.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Share of profit (loss) of associates
	Insurance and reinsurance associates and joint ventures				Non-insurance associates and joint ventures
	Eurolife(1)	Gulf Insurance(2)	All other	Total	Eurobank	Resolute	Poseidon(3)	All other	Total	Share of profit of associates
2021	14.3	55.5	2.8	72.6	162.3	75.9	69.5	21.7	329.4	402.0
2022(4)	–	60.7	(22.6)	38.1	263.0	159.0	258.2	304.1	984.3	1,022.4
2023	–	42.6	38.1	80.7	437.7	–	149.6	354.2	941.5	1,022.2
2024	–	–	57.7	57.7	515.0	–	212.6	171.0	898.6	956.3
2025	–	–	66.9	66.9	474.1	–	286.9	(11.8)	749.2	816.1

(1)
Consolidated on July 14, 2021.

(2)
Consolidated on December 26, 2023.

(3)
Formerly Atlas Corp. during 2022 and 2021.

(4)
Restated for the adoption of IFRS 17 on January 1, 2023.

•
Share of profit of associates decreased to $816.1 in 2025 from $956.3 in 2024 primarily reflecting the consolidation of the company’s investment in Peak Achievement on December 20, 2024 (share of profit of nil compared to $57.0 in 2024, which principally reflected Peak Achievement’s sale of Rawlings Sporting Goods), decreased share of profit of Eurobank (share of profit of  $474.1 compared to $515.0 in 2024) and the sale of Sigma on March 28, 2025 (share of loss of  $7.4 compared to share of profit of  $33.8 in 2024), partially offset by continued strong performance of Poseidon (share of profit of  $286.9 compared to $212.6 in 2024).

•
Subsequent to December 31, 2025, on February 16, 2026 the company and Kennedy-Wilson Holdings, Inc. (“Kennedy Wilson”) entered into a definitive merger agreement pursuant to which Kennedy Wilson will be acquired, in an all cash-transaction, by a consortium led by William McMorrow, Chairman and Chief Executive Officer of Kennedy Wilson, and certain other senior executives of Kennedy Wilson, together with the company (collectively, the “Consortium”). Under the merger agreement, the Consortium will acquire all outstanding common shares of Kennedy Wilson not already owned by members of the Consortium for $10.90 per share in cash. Concurrent with the merger agreement, the company also committed to provide the Consortium with funding of up to $1.65 billion, principally to fund the transaction’s cash purchase price. The transaction is subject to customary closing conditions, including shareholder approvals, and is expected to close in the second quarter of 2026. A substantial proportion of the company’s current investments in first mortgage loans and investment property were originated through Kennedy Wilson platforms.

Refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2025 for additional details on transactions that were completed in 2025 with respect to the company’s investments in associates.
Net gains (losses) on investments
	Long equity exposures and financial effects	Bonds	Other	Net gains (losses) on investments
2021	2,312.1	(260.9)	1,393.9	3,445.1
2022(1)	(243.8)	(1,086.1)	(243.3)	(1,573.2)
2023	1,217.6	714.1	17.8	1,949.5
2024	1,859.0	(731.3)	(60.5)	1,067.2
2025	3,050.1	385.4	(284.1)	3,151.4

(1)
Restated for the adoption of IFRS 17 on January 1, 2023.

•
Net gains on long equity exposures of  $3,050.1 in 2025 were primarily comprised of net gains on common stocks ($1,491.2, which included a realized gain on partial disposition of Orla Mining of  $228.1, of which $52.5 was recognized as unrealized gains in prior years), net gains of  $840.6 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares with Canadian banks as counterparties, net gains on convertible bonds and preferred stocks ($178.7), a realized gain on the disposition of the company’s equity accounted investment in Sigma ($178.7) and realized gains on the partial disposition of the company’s equity accounted investment in Eurobank ($58.5).

•
Net gains on bonds of  $385.4 in 2025 were primarily comprised of net gains on U.S. treasury bonds ($402.1), partially offset by net losses on corporate and other bonds ($142.4, principally related to U.S. corporate bonds). Net gains on bonds in 2025 were principally comprised of net unrealized gains driven by declines in short-to-mid dated U.S. treasury and certain other sovereign government bond yields during 2025.

•
Net losses on other of  $284.1 in 2025 principally reflected net losses of  $439.7 from fluctuations in foreign currency exchange rates primarily on the company’s investment portfolio.

Non-insurance companies
Operating income (loss) – Non-insurance companies
	Restaurants and retail(1)	Fairfax India(1)	Performance fee expense (income)(2)	Fairfax India excluding impact of performance fee	Thomas Cook India(1)	Other(1)(3)	Total
2021	86.5	(60.7)	85.2	24.5	(44.2)	11.4	78.2
2022	137.9	162.0	(36.4)	125.6	10.5	(89.1)	184.9
2023	91.5	75.6	69.4	145.0	35.0	(80.2)	191.3
2024	166.1	55.0	–	55.0	44.6	(24.3)	241.4
2025	228.4	82.1	–	82.1	43.9	43.0	397.4

(1)
As disclosed in note 23 (Segmented Information) to the relevant consolidated financial statements for the years ended December 31.

(2)
Relates to performance fees recorded by Fairfax India to be paid to the company pursuant to Fairfax India’s investment advisory agreement with the company. This intercompany fee is eliminated in the company’s consolidated financial reporting. Fairfax has earned $229.8 in performance fees from Fairfax India since Fairfax India’s inception in 2015, of which $119.6 was paid in subordinate voting shares of Fairfax India for the cumulative periods ended December 31, 2020 and $110.2 was paid in cash in the first quarter of 2024 for the cumulative periods ended December 31, 2023.

(3)
Includes primarily non-cash impairment charges on Boat Rocker of  $108.6 in 2025, and non-cash goodwill impairment charges on Farmers Edge of  $63.5 in 2023 and $133.4 in 2022.

•
Operating income of the non-insurance companies increased to $397.4 in 2025 from $241.4 in 2024, despite recording primarily non-cash impairment charges of  $108.6 at Boat Rocker in relation to its strategic transaction with Blue Ant Media Inc. and certain members of Boat Rocker management that closed in the third quarter of 2025. The increase primarily reflected the acquisition of Sleep Country (October 1, 2024) in the Restaurants and retail operating segment, the consolidation of Peak Achievement (December 20, 2024) in the Other operating segment and higher operating income at Fairfax India reflecting increased share of profit of associates.

•
The company’s investments in non-insurance associates and market traded consolidated non-insurance subsidiaries are primarily held in the insurance and reinsurance companies’ investment portfolios and are managed and reviewed by management as part of portfolio investment performance. The pre-tax excess increased significantly to $3,139.6 at December 31, 2025 from $1,480.5 at December 31, 2024 with $1,426.1 of that increase related to publicly traded Eurobank. Refer to the heading “Financial Condition” within this section of the MD&A for further details.

Financial Condition
	Holding company cash and investments, net of derivative obligations	Total debt to total capital, excluding consolidated non-insurance companies(1)	Excess (deficiency) of fair value over carrying value(2)	Net earnings attributable to shareholders of Fairfax	Common shareholders’ equity	Book value per basic share	Closing share price in Cdn$
2021(3)	1,446.2	24.1%	346.4	3,401.1	15,199.8	636.89	622.24
2022(4)	1,326.4	23.7%	310.0	3,374.2	17,780.3	762.28	802.07
2023	1,749.1	23.1%	1,006.0	4,381.8	21,615.0	939.65	1,222.51
2024	2,502.1	24.8%	1,480.5	3,874.9	22,959.8	1,059.60	2,000.00
2025	2,716.9	26.2%	3,139.6	4,772.4	26,282.6	1,260.19	2,615.89
% change 2025 over 2024						18.9%	30.8%
% change 2025 over 2021						97.9%	320.4%

(1)
Excludes borrowings at the consolidated non-insurance companies, as those are non-recourse to the holding company, and non-controlling interests of the consolidated non-insurance companies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)
Excess (deficiency) of fair value over carrying value of non-insurance associates and market traded consolidated non-insurance subsidiaries as disclosed in the Financial Condition section of this MD&A under the heading “Book Value Per Basic Share”.

(3)
Book value per basic share and common shareholders’ equity are restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.

(4)
Restated for the adoption of IFRS 17 on January 1, 2023.

•
Maintaining an emphasis on financial soundness, the company held $2,724.9 of cash and investments at the holding company at December 31, 2025 compared to $2,502.7 at December 31, 2024, with its $2.0 billion unsecured revolving credit facility undrawn and an additional $2.2 billion, at fair value, of investments in associates and consolidated non-insurance companies owned by the holding company.

•
The holding company expects to continue to receive investment management and administration fees and dividends from its insurance and reinsurance subsidiaries, and investment income on its holdings of cash and investments. In 2025 the holding company received dividends from the insurance and reinsurance companies of  $1,678.1 (2024 – $1,955.6, inclusive of a dividend of  $132.9 in an investment in associate owned by the holding company and presented outside of holding company cash and investments). Holding company cash and investments support the company’s decentralized structure and enables capital to be deployed efficiently to the company’s insurance and reinsurance companies.

•
On July 16, 2025 the company amended and extended its $2.0 billion unsecured revolving credit facility with a syndicate of lenders on substantially the same terms and extended the expiry from July 17, 2029 to July 16, 2030. The revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $11.5 billion, both calculated as defined in such financial covenants.

•
The company’s property and casualty insurance and reinsurance companies continue to maintain capital well above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. Refer to the Financial Condition section of this MD&A under the heading “Capital Resources and Management” for details of the financial strength ratings of the company’s property and casualty insurance and reinsurance operating companies.

•
The company’s consolidated total debt to total capital ratio, excluding consolidated non-insurance subsidiaries, increased to 26.2% at December 31, 2025 from 24.8% at December 31, 2024, reflecting increased total debt (principally the issuances of unsecured senior notes described in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2025) and redemptions of the company’s Series E, F, G, H, I, J and M preferred shares, partially offset by increased common shareholders’ equity as described below.

•
Net proceeds from 2024 and 2025 issuances of unsecured senior notes were used in part to redeem various series of the company’s preferred shares (described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2025), which decreased preferred share dividends paid during 2025 to $24.5 from $48.6 in 2024.

•
Subsequent to December 31, 2025, on February 27, 2026 the company completed offerings of  $291.8 (Cdn$400.0) principal amount of 4.40% unsecured senior notes due 2036 and an additional $182.4 (Cdn$250.0) principal amount of its previously issued 5.10% unsecured senior notes due 2055, for net proceeds of  $290.3 and $180.4, respectively.

•
At December 31, 2025 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $3,139.6 compared to an excess of fair value over carrying value at December 31, 2024 of  $1,480.5, with the pre-tax excess of  $3,139.6 not reflected in the company’s book value per basic share, but regularly reviewed by management as an indicator of investment performance. The company’s investments in non-insurance associates accounted for $2,456.8 of the pre-tax excess, principally attributable to Eurobank ($1,974.8) and Poseidon ($594.0), and the company’s market traded consolidated non-insurance subsidiaries accounted for $682.8, primarily related to Thomas Cook India ($274.5) and Fairfax India ($248.6).

•
Common shareholders’ equity increased by $3,322.8 to $26,282.6 at December 31, 2025 from $22,959.8 at December 31, 2024, primarily reflecting:

•
record net earnings attributable to shareholders of Fairfax of  $4,772.4, and

•
other comprehensive income of  $424.6, or approximately $20 per common share, primarily related to unrealized foreign currency translation gains net of hedges due to the strengthening of various currencies against the U.S. dollar. The company views these unrealized foreign currency movements as market fluctuations similar to unrealized gains or losses on its equity and fixed income portfolios; partially offset by

•
purchases of 1,006,535 subordinate voting shares for cancellation for cash consideration of  $1,625.2, or $1,615 per share, and

•
payments of common and preferred share dividends of  $368.1.

•
Book value per basic share was $1,260.19 at December 31, 2025 compared to $1,059.60 at December 31, 2024, representing an increase of 18.9% without adjustment for the $15.00 per common share dividend paid in the first quarter of 2025, or an increase of 20.5% adjusted to include that dividend. At December 31, 2025 there were 20,856,086 common shares effectively outstanding.

•
The company’s book value per basic share has increased 97.9% since 2021 while its share price in Canadian dollars has increased by 320.4%. The company will continue to be opportunistic in its purchases of subordinate voting shares for cancellation but not at the expense of supporting growth at the insurance and reinsurance companies and maintaining strong issuer credit and financial strength ratings at the holding company and insurance and reinsurance companies. Fairfax has purchased 5,837,156 subordinate voting shares for cancellation from the first quarter of 2019 up to December 31, 2025, at a cost of  $4,963.8, or an average price of  $850 per share, a significant benefit to Fairfax’s long term shareholders as the total number of subordinate voting shares (excluding changes in subordinate voting shares reserved in treasury for share-based payment awards) has decreased by 21.1% over that period.

•
Subsequent to December 31, 2025, the company purchased for cancellation 226,694 subordinate voting shares under the terms of its normal course issuer bids at a cost of $384.0.

•
Information on the company’s 2025 Environmental, Social and Governance (“ESG”) report can be accessed from the company’s website www.fairfax.ca. The information contained in the ESG report does not form part of this MD&A and is expressly not incorporated by reference herein.

Business Developments
The following narrative sets out the company’s key business developments, by reporting segment, in 2025 and 2024, and subsequent to December 31, 2025. For details, refer to note 6 (Investments in Associates), note 16 (Total Equity) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025.
Global Insurers and Reinsurers
On December 13, 2024 the company increased its ownership interest in Brit from 86.2% to 100% by exercising a call option to acquire the minority interest from OMERS.
On January 1, 2025 Ki completed the separation from its parent company Brit.
International Insurers and Reinsurers
On February 18, 2024, in accordance with the regulations of the Capital Markets Authority of Kuwait, the company initiated a mandatory tender offer for the remaining 9.99% equity interest in Gulf Insurance which closed on April 25, 2024 and resulted in the company increasing its equity interest in Gulf Insurance from 90.0% to 97.1% for cash consideration of  $126.7.
Life insurance and Run-off
On October 13, 2025 the company announced that it had entered into a term sheet with Eurobank pursuant to which Eurobank will acquire the company’s 80.0% equity interest in the life insurance operations of Eurolife (the “Eurolife Life Operations”) for cash consideration of approximately $955 (€813.0), which is expected to result in an estimated pre-tax gain on closing of approximately $350, inclusive of an expected decrease in carrying value of the company’s redemption liability on non-controlling interests of Eurolife and foreign currency translation gains of approximately $25 that will be reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings. The estimated pre-tax gain will be affected prior to closing by market value changes in the investment portfolio of the Eurolife Life Operations and by the company’s expected purchase of certain investments in that portfolio. The company will continue to maintain its 80.0% equity interest in Eurolife General, the property and casualty insurance business operated by Eurolife. Concurrently, the company will purchase a 45.0% equity interest in Eurobank’s Cyprus non-life insurance company ERB Asfalistiki (“ERBA”) for cash consideration of approximately $69 (€59.0), with an option to acquire the remainder of ERBA in the future. The proposed transactions are subject to entry into definitive agreements and customary closing conditions and

FAIRFAX FINANCIAL HOLDINGS LIMITED

are expected to close in the second quarter of 2026. The assets and liabilities of the Eurolife Life Operations are presented as held for sale on the company’s consolidated balance sheet at December 31, 2025.
Non-insurance companies
Restaurants and retail
During 2025 Recipe repurchased and cancelled its common shares not owned by Fairfax, which increased Fairfax’s ownership interest in Recipe from 84.0% to 100.0%.
During 2025 the company, through a subsidiary holding company, acquired the units of The Keg Royalties Income Fund (“The Keg Fund”) that it did not already own, completed a re-organization whereby its subsidiary Keg Restaurants Ltd., which was held through Recipe, amalgamated with the acquirer of The Keg Fund, and the amalgamated entity was renamed Keg Restaurants Ltd. (“The Keg”). The company then partnered with a strategic third party who assumed operational control of The Keg by subscribing for shares and entering into a shareholders agreement, resulting in the company deconsolidating the assets and liabilities of The Keg and recording its retained interest as an investment in associate.
On October 1, 2024 the company acquired all of the issued and outstanding common shares of Sleep Country Canada Holdings Inc. (“Sleep Country”) for purchase consideration of  $880.6 (Cdn$1.2 billion) or Cdn$35.00 per common share. The purchase consideration was comprised of cash of  $562.7 (Cdn$759.9) and new non-recourse borrowings of  $317.9 (Cdn$429.2) by a newly formed purchasing entity, which amalgamated with Sleep Country upon close. On January 1, 2025 Sleep Country Canada Holdings Inc. amalgamated with its subsidiary Sleep Country Canada Inc., with the amalgamated entity renamed Sleep Country Canada Inc. (“Sleep Country”).
Other
Subsequent to December 31, 2025, on February 27, 2026 AGT filed a prospectus with Canadian securities regulatory authorities in respect of a Cdn$449.5 offering of its common shares, consisting of a Cdn$425.0 treasury issuance and a Cdn$24.5 secondary sale, at a price of Cdn$23.00 per common share (the “Offering”). Neither Fairfax nor AGT’s CEO are selling any common shares in the Offering. The company holds warrants to purchase an aggregate Cdn$340.0 of AGT common shares at Cdn$22.50 per share and also holds a Cdn$340.0 loan to AGT. Immediately prior to closing of the Offering the company will exercise its warrants and the proceeds will be used by AGT to repay the principal amount of the loan. Concurrent with the closing of the Offering, the company will purchase Cdn$200.0 of AGT common shares at Cdn$23.00 per share in a private placement and will continue to have a controlling equity interest in AGT.
On August 1, 2025 Blue Ant Media Inc. (“Blue Ant”) became a public company via a reverse take-over of Boat Rocker, pursuant to which Boat Rocker acquired all shares of Blue Ant by exchanging 1.25 Boat Rocker shares for each share of Blue Ant. Concurrently, Boat Rocker sold certain of its production and distribution assets to a privately owned company controlled by certain members of Boat Rocker’s management. Prior to transaction close Boat Rocker had recorded impairment charges of  $108.6 during 2025. Upon closing, Boat Rocker was renamed Blue Ant Media Corporation (“Blue Ant Media”) and the company deconsolidated the assets and liabilities of Blue Ant Media and recorded its retained interest at FVTPL within portfolio investments in the company’s consolidated balance sheet.
On December 20, 2024 the company increased its equity interest in Peak Achievement Athletics Inc. (“Peak Achievement”) to 100.0% by acquiring the 42.6% equity interest owned by Sagard Holdings Inc. and the 14.8% equity interest owned by other minority shareholders for purchase consideration of  $765.0, comprised of new non-recourse borrowings of  $339.0 (by a newly formed purchasing entity, which amalgamated with Peak Achievement upon close), the company’s existing 42.6% equity interest in Peak Achievement with a fair value of $325.7 and cash consideration of  $100.3.
On November 29, 2024 the company increased its equity interest in Meadow Foods Limited (“Meadow Foods”) to 93.2% for purchase consideration of  $333.1, comprised of the company’s existing equity interest in Meadow Foods with a fair value of  $250.5 (£197.1, which approximated carrying value) and additional consideration of  $82.6 (£65.0).

Sources of Income
Income for the most recent three years was comprised as follows:
	2025	2024	2023
Insurance revenue:
North American Insurers	9,150.2	8,731.8	8,077.7
Global Insurers and Reinsurers	16,222.0	15,513.0	15,480.2
International Insurers and Reinsurers	5,969.5	6,629.7	3,241.4
Property and Casualty Insurance and Reinsurance	31,341.7	30,874.5	26,799.3
Life insurance and Run-off	253.3	189.6	135.5
Consolidated Insurance revenue	31,595.0	31,064.1	26,934.8
Interest and dividends	2,574.0	2,511.9	1,896.2
Share of profit of associates	816.1	956.3	1,022.2
Net gains on investments	3,151.4	1,067.2	1,949.5
Non-insurance revenue(1)	8,537.6	6,682.8	6,614.5
Total income	46,674.1	42,282.3	38,417.2

(1)
Represents revenue earned by the non-insurance companies, which is comprised primarily of the revenue earned by the Restaurants and retail operating segment (comprised of Recipe, Sporting Life Group and Sleep Country (consolidated on October 1, 2024)), Thomas Cook India and its subsidiaries (including Sterling Resorts), Fairfax India and its subsidiaries, and the Other operating segment (comprised of AGT, Boat Rocker (deconsolidated on August 1, 2025), Dexterra Group, Farmers Edge and Grivalia Hospitality, and also includes Meadow Foods (consolidated on November 29, 2024) and Peak Achievement (consolidated on December 20, 2024) in 2025.

Year ended December 31, 2025 compared to year ended December 31, 2024
Income of  $46,674.1 in 2025 increased from $42,282.3 in 2024 principally reflecting higher net gains on investments, growth in non-insurance revenue and insurance revenue and a modest increase in interest and dividends, partially offset by a decrease in share of profit of associates.
The increase in insurance revenue in 2025 of  $530.9 or 1.7% principally reflected increased premium volumes within the Global Insurers and Reinsurers reporting segment (reflecting increased premium volume at each of the companies within the reporting segment) and within the North American Insurers reporting segment (reflecting increased premium volumes at Crum & Forster and Zenith National, partially offset by decreased premium volume at Northbridge). The increased insurance revenue in 2025 was partially offset by decreased insurance revenue at the International Insurers and Reinsurers reporting segment (principally reflecting lower insurance revenue at Gulf Insurance). Refer to the Components of Net Earnings section of this MD&A for details by reporting segment.
A detailed analysis of consolidated interest and dividends, share of profit of associates and net gains on investments in 2025 and 2024 is provided in the Investments section of this MD&A.
The increase in non-insurance revenue to $8,537.6 in 2025 from $6,682.8 in 2024 primarily reflected the consolidations of Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024) in the Other operating segment, and the acquisition of Sleep Country (October 1, 2024) in the Restaurants and retail operating segment, partially offset by decreased revenue at AGT and the deconsolidation of Boat Rocker (August 1, 2025) in the Other operating segment. Refer to the Components of Net Earnings section of this MD&A under the heading “Non-insurance companies” for additional details on non-insurance revenue in 2025 and 2024.
Year ended December 31, 2024 compared to year ended December 31, 2023
Income of  $42,282.3 in 2024 increased from $38,417.2 in 2023 principally reflecting growth in insurance revenue, increased interest and dividends and modest growth in non-insurance revenue, partially offset by lower net gains on investments and a decrease in share of profit of associates.
The increase in insurance revenue in 2024 of  $4,129.3 or 15.3% principally reflected the consolidation of Gulf Insurance on December 26, 2023, which contributed $3,259.8 in 2024 to the insurance revenue of the company’s property and casualty insurance and reinsurance reporting segments, inclusive of the effects of accounting for acquired insurance contracts. Excluding the impact of consolidating Gulf Insurance’s insurance revenue in 2024, insurance revenue increased by 3.2%, reflecting increased premium volumes at each of the company’s property

FAIRFAX FINANCIAL HOLDINGS LIMITED

and casualty insurance and reinsurance reporting segments. Refer to the Components of Net Earnings section of this MD&A for details by reporting segment.
Interest and dividends increased significantly to $2,511.9 in 2024 from $1,896.2 in 2023 primarily reflecting higher interest income earned, principally reflecting higher sovereign bond yields throughout 2023 and the first half of 2024, portfolio repositioning (including net purchases of Canadian government bonds and U.S. treasury bonds during 2023 and net purchases of first mortgage loans, other government and corporate and other bonds during 2023 and 2024) and a dividend of $112.3 from the company’s holdings of Digit compulsory convertible preferred shares, resulting in an increased pre-tax yield earned of 3.80% in 2024 compared to 3.15% in 2023.
Share of profit of associates in 2024 of  $956.3 primarily reflected continued improvement in the company’s underlying investments in Eurobank (share of profit of  $515.0 compared to $437.7 in 2023), Poseidon (share of profit of  $212.6 compared to $149.6 in 2023), Quess (share of profit of  $10.4 compared to share of loss of  $47.0 in 2023 which included a non-cash impairment charge of  $52.8) and Peak Achievement (share of profit of  $57.0, principally reflecting its sale of Rawlings Sporting Goods, compared to $23.3 in 2023), partially offset by decreased share of profit of EXCO ($39.6 compared to $129.1 in 2023) and share of loss from Fairfax India’s investment in Sanmar ($72.7 compared to share of profit of  $0.6 in 2023).
Net gains on investments of  $1,067.2 in 2024 principally reflected net gains on long equity exposures of  $1,859.0 (primarily reflecting net gains of  $1,033.5 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks, a realized gain on the disposition of the company’s equity accounted investment in Stelco, net gains on common stocks and a realized remeasurement gain on consolidation of Peak Achievement), partially offset by net losses on bonds of  $731.3 (primarily reflecting net losses on U.S. treasury bonds, U.S. treasury bond forward contracts, Brazilian government bonds and corporate and other bonds (principally related to U.S. corporate bonds)) and other net losses of  $60.5 (principally reflecting unrealized losses on the company’s holdings of Digit compulsory convertible preferred shares, partially offset by net gains on other preferred share investments and other funds). Net gains on investments of  $1,949.5 in 2023 principally reflected net gains on long equity exposures of  $1,217.6 (primarily reflecting net gains on common stocks and long equity total return swaps and realized gains on partial disposition of IIFL Finance and AVLNs entered with RiverStone Barbados), net gains on bonds of  $714.1 (primarily reflecting net gains on U.S. treasury bonds, U.S. treasury bond forward contracts, corporate and other bonds and Greek government bonds) and net gains on other of  $136.6, partially offset by foreign currency net losses of  $118.8.
The modest increase in non-insurance revenue to $6,682.8 in 2024 from $6,614.5 in 2023 principally reflected the acquisition of Sleep Country (October 1, 2024) and the benefit its revenue contributed to the Restaurants and retail operating segment and higher business volume at AGT, partially offset by lower business volume at Boat Rocker.
Net Premiums Written by Reporting Segment
Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk. The table below presents third party net premiums written for the property and casualty insurance and reinsurance operations.
	2025	2024	% change year-over- year
Net Premiums Written
North American Insurers	7,638.5	7,201.6	6.1
Global Insurers and Reinsurers	14,377.4	14,100.9	2.0
International Insurers and Reinsurers	4,312.8	4,033.1	6.9
Property and Casualty Insurance and Reinsurance	26,328.7	25,335.6	3.9
North American Insurers’ net premiums written increased by 6.1% in 2025, primarily reflecting increased business volumes at Crum & Forster (primarily accident and health and surplus and specialty lines of business) and continued rate increases across key lines of business, as well as increased business volumes at Zenith National (primarily workers’ compensation business), partially offset by decreased net premiums written at Northbridge (primarily lower business volumes in the personal and transportation lines of business and the strengthening of the U.S. dollar relative to the Canadian dollar, measured using average foreign exchange rates).

Global Insurers and Reinsurers’ net premiums written increased by 2.0% in 2025, primarily reflecting increases across each of the operating companies within the reporting segment. Growth was supported by Brit (reflecting growth in property treaty reinsurance and insurance lines of business), Odyssey Group (driven by growth in U.S. property and casualty treaty business, including reinstatement premiums related to the California wildfires), and Allied World (with growth in all its segments, notably U.S. Reinsurance and Global Markets), along with growth at Ki. The increase in net premiums written was partially offset by a modest decline in Allied World’s average retention, reflecting changes in Allied World’s mix of business written and higher reinsurance utilization in its Global Markets insurance segment.
International Insurers and Reinsurers’ net premiums written increased by 6.9% in 2025, principally reflecting higher net premiums written across most operating companies in the segment, including increases at Fairfax Central and Eastern Europe (primarily in motor, property, consumer, casualty, and accident and health lines of business), Fairfax Asia (including growth at Singapore Re and Pacific Insurance), and Bryte Insurance (increases across all lines of business), along with increased retention of business at Fairfax Asia and Gulf Insurance. The increase in net premiums written was partially offset by a decline in gross premiums written at Gulf Insurance (primarily due to the termination of a significant insurance contract in the third quarter of 2024 that had been experiencing diminishing performance, partially offset by increases in motor and medical lines of business).
Net Insurance Revenue by Geographic Region
Net insurance revenue is a measure of underwriting activity that is calculated as insurance revenue (2025 – $31,595.0; 2024 – $31,064.1) less cost of reinsurance (2025 – $5,522.1; 2024 – $6,197.7), both as presented in the consolidated statement of earnings. Net insurance revenue on a third party basis by geographic region for the years ended December 31 were as follows:
	Canada		United States		Middle East and Asia(1)		Other International(2)		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Property and Casualty Insurance and Reinsurance – net insurance revenue
North American Insurers	2,234.0	2,277.8	5,574.4	5,220.2	1.6	3.1	28.7	40.3	7,838.7	7,541.4
Global Insurers and Reinsurers	304.3	324.9	9,680.3	9,062.9	866.5	846.0	3,056.3	2,794.4	13,907.4	13,028.2
International Insurers and Reinsurers	0.6	0.3	0.9	3.6	2,365.3	2,590.7	1,746.2	1,539.8	4,113.0	4,134.4
	2,538.9	2,603.0	15,255.6	14,286.7	3,233.4	3,439.8	4,831.2	4,374.5	25,859.1	24,704.0
Life insurance and Run-off	–	–	32.3	10.5	30.7	19.3	150.8	132.6	213.8	162.4
Net insurance revenue(3)	2,538.9	2,603.0	15,287.9	14,297.2	3,264.1	3,459.1	4,982.0	4,507.1	26,072.9	24,866.4
Distribution of net insurance revenue	9.7%	10.5%	58.7%	57.5%	12.5%	13.9%	19.1%	18.1%	100.0%	100.0%

(1)
The Middle East and Asia geographic segment is primarily comprised of countries that Gulf Insurance, based in Kuwait, operates in through its subsidiaries across the MENA region, and countries throughout Asia, including Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia, China and Thailand.

(2)
The Other International geographic segment is primarily comprised of countries located in South America, Europe, Africa and Oceania.

(3)
Insurance revenue less cost of reinsurance.

Canada
Net insurance revenue in the Canada geographic region decreased by 2.5% from $2,603.0 in 2024 to $2,538.9 in 2025 primarily reflecting the weakening of the Canadian dollar measured using average foreign exchange rates, principally at Northbridge.
United States
Net insurance revenue in the United States geographic region increased by 6.9% from $14,297.2 in 2024 to $15,287.9 in 2025 principally reflecting growth at Crum & Forster (primarily accident and health and surplus and specialty

FAIRFAX FINANCIAL HOLDINGS LIMITED

lines of business), Odyssey Group (primarily commercial property reinsurance and liability reinsurance and insurance lines of business) and Brit (reflecting growth in property treaty reinsurance and insurance lines of business).
Middle East and Asia
Net insurance revenue in the Middle East and Asia geographic region decreased by 5.6% from $3,459.1 in 2024 to $3,264.1 in 2025 principally reflecting decreases at Gulf Insurance due to the absence of acquisition accounting adjustments for acquired contracts recognized in 2024 and the termination of a significant insurance contract in the third quarter of 2024 that had been experiencing diminishing performance.
Other International
Net insurance revenue in the Other International geographic region increased by 10.5% from $4,507.1 in 2024 to $4,982.0 in 2025 primarily reflecting growth in Europe at Brit and Allied World and at Fairfax Central and Eastern Europe, and growth at Bryte Insurance and Fairfax Latin America.
Net Insurance Revenue by Product Line
Net insurance revenue on a third party basis by product line for the years ended December 31 were as follows:
	Property		Casualty		Specialty		Total
	2025	2024	2025	2024	2025	2024	2025	2024
Property and Casualty Insurance and Reinsurance – net insurance revenue
North American Insurers	2,068.7	2,070.8	5,339.9	5,010.4	430.1	460.2	7,838.7	7,541.4
Global Insurers and Reinsurers	5,043.4	4,713.9	7,661.7	7,263.4	1,202.3	1,050.9	13,907.4	13,028.2
International Insurers and Reinsurers	1,895.4	1,739.7	1,541.9	1,455.3	675.7	939.4	4,113.0	4,134.4
	9,007.5	8,524.4	14,543.5	13,729.1	2,308.1	2,450.5	25,859.1	24,704.0
Life insurance and Run-off	1.4	–	30.9	10.5	181.5	151.9	213.8	162.4
Net insurance revenue(1)	9,008.9	8,524.4	14,574.4	13,739.6	2,489.6	2,602.4	26,072.9	24,866.4
Distribution of net insurance revenue	34.6%	34.3%	55.9%	55.2%	9.5%	10.5%	100.0%	100.0%

(1)
Insurance revenue less cost of reinsurance.

Property
Net insurance revenue in the property line of business increased by 5.7% from $8,524.4 in 2024 to $9,008.9 in 2025, primarily reflecting growth at Brit (primarily property treaty reinsurance and insurance lines of business), Odyssey Group (primarily U.S. property treaty business, including reinstatement premiums related to the California wildfires), and Allied World (primarily within the Global Markets and the North American property and energy segments).
Casualty
Net insurance revenue in the casualty line of business increased by 6.1% from $13,739.6 in 2024 to $14,574.4 in 2025, principally reflecting growth at Crum & Forster (primarily accident and health and commercial auto lines of business), Brit (primarily reflecting growth in casualty reinsurance lines of business), Odyssey Group (primarily professional liability and Hudson liability and package lines of business), and Allied World (primarily North American reinsurance lines of business), partially offset by a decline at Northbridge (primarily motor lines of business).
Specialty
Net insurance revenue in the specialty line of business decreased by 4.3% from $2,602.4 in 2024 to $2,489.6 in 2025, primarily reflecting a decline at Gulf Insurance as a result of the effects of accounting for acquired contracts in 2024, partially offset by growth at Odyssey Group (primarily credit and surety lines of business), Brit (primarily marine and credit lines of business) and Fairfax Latin America (primarily in Colombia).

Sources of Net Earnings
The table below presents the company’s net earnings, net earnings per share and diluted share, and the cash dividends paid per share for the years ended December 31, 2025, 2024 and 2023.
	2025	2024	2023
Net earnings	5,283.8	4,262.9	5,094.9
Attributable to:
Shareholders of Fairfax	4,772.4	3,874.9	4,381.8
Non-controlling interests	511.4	388.0	713.1
	5,283.8	4,262.9	5,094.9
Net earnings per share	$230.07	$173.41	$186.87
Net earnings per diluted share	$213.78	$160.56	$173.24
Cash dividends paid per share	$15.00	$15.00	$10.00
The table which follows presents the sources of the company’s net earnings for the years ended December 31, 2025 and 2024 using amounts presented in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2025, set out in a format the company believes assists in understanding the composition and management of the company. The table shows separately the combined ratios, discounted and undiscounted, and insurance service result for each of the Property and Casualty Insurance and Reinsurance reporting segments. Operating income (loss) as presented for the Property and Casualty Insurance and Reinsurance reporting segments, Life insurance and Run-off and the Non-insurance companies includes interest and dividends and share of profit of associates, and excludes net gains on investments which are considered a less predictable source of investment income. Also excluded from operating income (loss) is net finance expense from insurance contracts and reinsurance contract assets held which represents the effects of the time value of money, including changes in discount rates.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2025	2024
Combined ratios, discounted – Property and Casualty Insurance and Reinsurance
North American Insurers	85.5%	85.3%
Global Insurers and Reinsurers	82.5%	76.6%
International Insurers and Reinsurers	85.6%	89.1%
Consolidated	83.9%	81.4%
Combined ratios, undiscounted – Property and Casualty Insurance and Reinsurance
North American Insurers	93.8%	93.7%
Global Insurers and Reinsurers	92.1%	91.0%
International Insurers and Reinsurers	94.7%	97.3%
Consolidated	93.0%	92.7%
Sources of net earnings
Operating income – Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	1,128.9	1,101.1
Global Insurers and Reinsurers	2,413.4	3,037.4
International Insurers and Reinsurers	608.8	463.6
Insurance service result	4,151.1	4,602.1
Other insurance operating expenses	(1,043.1)	(1,038.1)
Interest and dividends	2,241.5	2,224.6
Share of profit of associates	571.7	745.1
Operating income – Property and Casualty Insurance and Reinsurance	5,921.2	6,533.7
Operating loss – Life insurance and Run-off	(213.7)	(92.1)
Operating income – Non-insurance companies	397.4	241.4
Net finance expense from insurance contracts and reinsurance contract assets held	(1,836.8)	(1,279.9)
Net gains on investments	3,151.4	1,067.2
Interest expense	(821.9)	(649.0)
Corporate overhead and other	(157.3)	(182.8)
Earnings before income taxes	6,440.3	5,638.5
Provision for income taxes	(1,156.5)	(1,375.6)
Net earnings	5,283.8	4,262.9
Attributable to:
Shareholders of Fairfax	4,772.4	3,874.9
Non-controlling interests	511.4	388.0
	5,283.8	4,262.9
The company reported net earnings attributable to shareholders of Fairfax of  $4,772.4 (net earnings of  $230.07 per share and $213.78 per diluted share) in 2025 compared to net earnings of  $3,874.9 (net earnings of  $173.41 per share and $160.56 per diluted share) in 2024. The increase in profitability in 2025 principally reflected higher net gains on investments, decreased provision for income taxes and increased operating income from non-insurance companies, partially offset by increased net finance expense from insurance contracts and reinsurance contract assets held, and decreased insurance service result and share of profit of associates.
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment and other, the latter two of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent management of all expenses incurred, including those that are not considered directly attributable to insurance contracts.
	Property and Casualty Insurance and Reinsurance
	2025				2024
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	1,128.9	2,413.4	608.8	4,151.1	1,101.1	3,037.4	463.6	4,602.1
Other insurance operating expenses	(322.6)	(427.4)	(293.1)	(1,043.1)	(318.7)	(434.6)	(284.8)	(1,038.1)
Discounting of losses and ceded losses on claims recorded in the period	(408.2)	(1,091.5)	(121.9)	(1,621.6)	(386.6)	(1,138.2)	(142.7)	(1,667.5)
Changes in the risk adjustment and other(1)	61.6	243.3	25.3	330.2	51.3	(224.0)	67.6	(105.1)
Underwriting profit	459.7	1,137.8	219.1	1,816.6	447.1	1,240.6	103.7	1,791.4
Interest and dividends	538.7	1,343.1	359.7	2,241.5	512.9	1,259.4	452.3	2,224.6
Share of profit of associates	51.2	371.6	148.9	571.7	143.1	450.3	151.7	745.1
Adjusted operating income	1,049.6	2,852.5	727.7	4,629.8	1,103.1	2,950.3	707.7	4,761.1
Combined ratio, discounted	85.5%	82.5%	85.6%	83.9%	85.3%	76.6%	89.1%	81.4%
Combined ratio, undiscounted	93.8%	92.1%	94.7%	93.0%	93.7%	91.0%	97.3%	92.7%

(1)
Other primarily reflects differences in reserving methodology and other underwriting-related adjustments in the Global Insurers and Reinsurers reporting segment included within underwriting profit.

Insurance Service Result – Property and Casualty Insurance and Reinsurance
The decrease in the insurance service result of the property and casualty insurance and reinsurance operations in 2025 of  $451.0 or 9.8% was driven by the decreased profitability of the Global Insurers and Reinsurers reporting segment, reflecting increased current period catastrophe losses, principally from the California wildfires (as set out in the table below in the underwriting profit section) and increased net insurance service expenses at each of the operating companies within the reporting segment, partially offset by increased net insurance revenue at each of the operating companies within the reporting segment. The decrease in the insurance service result of the Global Insurers and Reinsurers reporting segment was partially offset by increases at the International Insurers and Reinsurers reporting segment (principally Gulf Insurance and Fairfax Central and Eastern Europe) and the North American Insurers reporting segment (principally Northbridge and Crum & Forster).
Refer to the Components of Net Earnings section of this MD&A for additional details by reporting segment.
Underwriting Profit – Property and Casualty Insurance and Reinsurance
The company’s property and casualty insurance and reinsurance operations produced record underwriting profit of  $1,816.6 (undiscounted combined ratio of 93.0%) in 2025 compared to $1,791.4 (undiscounted combined ratio of 92.7%) in 2024, primarily reflecting growth in business volumes and higher net favourable prior year reserve development of  $751.5 or 2.9 combined ratio points (2024 – $593.6 or 2.4 combined ratio points), partially offset by increased current period catastrophe losses of  $1,242.1 or 4.8 combined ratio points (2024 – $1,099.3 or 4.5 combined ratio points).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the components of the company’s undiscounted combined ratios, a key performance measure of underwriting profit, for the years ended December 31, 2025 and 2024:
Property and Casualty Insurance and Reinsurance
	2025	2024
Underwriting profit	1,816.6	1,791.4
Losses on claims – accident year	64.6%	64.5%
Commissions	17.0%	16.4%
Underwriting expenses	14.3%	14.2%
Combined ratio, undiscounted – accident year	95.9%	95.1%
Net favourable prior year reserve development	(2.9)%	(2.4)%
Combined ratio, undiscounted – calendar year	93.0%	92.7%
Net favourable prior year reserve development, on an undiscounted basis, for the years ended December 31, 2025 and 2024 were comprised as follows:
Property and Casualty Insurance and Reinsurance
	2025	2024
North American Insurers	(132.0)	(101.0)
Global Insurers and Reinsurers	(339.1)	(257.4)
International Insurers and Reinsurers	(280.4)	(235.2)
Net favourable prior year reserve development	(751.5)	(593.6)
Current period catastrophe losses, on an undiscounted basis, for the years ended December 31, 2025 and 2024 were comprised as follows:
	2025			2024
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
California wildfires	722.8	2.8		–	–
Hurricane Melissa	79.3	0.3		–	–
Hurricane Milton	–	–		235.3	1.0
Hurricane Helene	–	–		174.0	0.7
Canadian events(2)	–	–		142.1	0.6
Dubai floods	–	–		89.1	0.4
Other	440.0	1.7		458.8	1.8
Total catastrophe losses	1,242.1	4.8	points	1,099.3	4.5	points

(1)
Net of reinstatement premiums.

(2)
Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.

The commission expense ratio increased to 17.0% in 2025 from 16.4% in 2024, primarily reflecting higher net average commissions across the Global Insurers and Reinsurers reporting segment, principally due to changes in the mix of business written. The commission expense ratio of the North American Insurers reporting segment also increased modestly, primarily due to higher commissions paid at Northbridge driven by business mix and higher contingent profit commission expense, partially offset by lower commission rates in Crum & Forster’s surplus and specialty line of business. The International Insurers and Reinsurers reporting segment was broadly unchanged year-over-year, as an increase at Fairfax Latin America was offset by improvements at Group Re and Fairfax Asia.
The underwriting expenses ratio increased slightly to 14.3% in 2025 from 14.2% in 2024, principally reflecting increases in the Global Insurers and Reinsurers reporting segment, particularly at Ki reflecting investments in technology and operations as Ki completed the separation from its parent company Brit on January 1, 2025. This was partially offset by a modest decrease in the North American Insurers reporting segment, primarily reflecting growth in net premiums earned relative to modest increases in underwriting expenses at Crum & Forster.

Operating loss – Life insurance and Run-off
The Life insurance and Run-off reporting segment reported an increased operating loss of  $213.7 in 2025 compared to $92.1 in 2024, primarily reflecting increased net adverse prior year reserve development, on an undiscounted basis, at Run-off of  $298.5 (2024 – $221.1) principally related to legacy claims comprised primarily of asbestos and other latent hazard claims.
Operating income – Non-insurance companies
Operating income of the non-insurance companies increased to $397.4 in 2025 from $241.4 in 2024. Excluding non-cash impairment charges of  $108.6 recorded at Boat Rocker in relation to its strategic transaction with Blue Ant in 2025, non-insurance companies’ operating income increased to $506.0 in 2025 from $241.4 in 2024, primarily reflecting the acquisition of Sleep Country (October 1, 2024) in the Restaurants and retail operating segment, the consolidation of Peak Achievement (December 20, 2024) in the Other operating segment and higher operating income at Fairfax India reflecting increased share of profit of associates.
Net finance expense from insurance contracts and reinsurance contract assets held
Net finance expense from insurance contracts and reinsurance contract assets held was $1,836.8 in 2025 compared to $1,279.9 in 2024. The net finance expense during 2025 of  $1,836.8 consisted of interest accretion resulting from claims progressing toward settlement of  $1,392.9 (2024 – $1,481.3) and the effects of decreased discount rates at December 31, 2025 compared to December 31, 2024, on prior years’ net losses on claims of  $443.9 (2024 – effects of increased discount rates at December 31, 2024 compared to December 31, 2023, on prior years’ net losses on claims of  $201.4).
An analysis of net finance income (expense) from insurance contracts and reinsurance contract assets held for the years ended December 31, 2025 and 2024 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A.
Investment Income
An analysis of interest and dividends, share of profit of associates and net gains on investments for the years ended December 31, 2025 and 2024 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading “Investment Performance”, and in the Investments section of this MD&A.
Provision for Income Taxes
Provision for income taxes of  $1,156.5 with an effective tax rate of 18.0% in 2025 decreased from $1,375.6 with an effective tax rate of 24.4% in 2024 principally reflecting higher benefit from the tax rate differential on income and losses outside Canada and higher non-taxable investment income. For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2025.
Net Earnings by Reporting Segment
The company’s sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2025 and 2024. In the Elimination and adjustments column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other category.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2025
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
External	9,150.2	16,222.0	5,969.5	31,341.7	253.3	–	–	–	31,595.0
Intercompany	62.0	166.6	208.9	437.5	–	–	–	(437.5)	–
Insurance revenue	9,212.2	16,388.6	6,178.4	31,779.2	253.3	–	–	(437.5)	31,595.0
Insurance service expenses	(7,966.1)	(13,316.8)	(4,587.8)	(25,870.7)	(653.4)	–	–	472.6	(26,051.5)
Net insurance result	1,246.1	3,071.8	1,590.6	5,908.5	(400.1)	–	–	35.1	5,543.5
Cost of reinsurance	(1,404.7)	(2,573.1)	(1,942.3)	(5,920.1)	(39.5)	–	–	437.5	(5,522.1)
Recoveries of insurance service expenses	1,287.5	1,914.7	960.5	4,162.7	136.0	–	–	(472.1)	3,826.6
Net reinsurance result	(117.2)	(658.4)	(981.8)	(1,757.4)	96.5	–	–	(34.6)	(1,695.5)
Insurance service result	1,128.9	2,413.4	608.8	4,151.1	(303.6)	–	–	0.5	3,848.0
Other insurance operating expenses	(322.6)	(427.4)	(293.1)	(1,043.1)	(107.6)	–	–	–	(1,150.7)
Interest and dividends	538.7	1,343.1	359.7	2,241.5	113.5	(22.3)	8.0	233.3	2,574.0
Share of profit of associates	51.2	371.6	148.9	571.7	84.0	79.0	81.4	–	816.1
Other
Non-insurance revenue	–	–	–	–	–	8,537.6	–	–	8,537.6
Non-insurance expenses	–	–	–	–	–	(8,196.9)	–	–	(8,196.9)
Operating income (loss)	1,396.2	3,700.7	824.3	5,921.2	(213.7)	397.4	89.4	233.8	6,428.1
Net finance expense from insurance contracts and reinsurance contract assets held	(428.2)	(1,203.8)	(150.2)	(1,782.2)	(54.6)	–	–	–	(1,836.8)
Net gains on investments	418.8	1,257.5	46.1	1,722.4	81.9	256.5	1,090.6	–	3,151.4
Interest expense	(6.5)	(74.6)	(19.1)	(100.2)	(0.8)	(281.9)	(439.3)	0.3	(821.9)
Corporate overhead and other	(73.3)	(107.3)	(76.7)	(257.3)	(1.8)	–	12.7	(234.1)	(480.5)
Pre-tax income (loss)	1,307.0	3,572.5	624.4	5,503.9	(189.0)	372.0	753.4	–	6,440.3
Provision for income taxes									(1,156.5)
Net earnings									5,283.8
Attributable to:
Shareholders of Fairfax									4,772.4
Non-controlling interests									511.4
									5,283.8
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims – current year	5,679.9	10,416.3	3,755.0	19,851.2
Prior year reserve development and release of risk adjustment on prior year claims	(134.9)	(540.9)	(571.8)	(1,247.6)
Losses on claims – calendar year	5,545.0	9,875.4	3,183.2	18,603.6
Commissions	1,544.7	2,294.0	765.4	4,604.1
Other underwriting expenses	876.4	1,147.4	639.2	2,663.0
Insurance service expenses	7,966.1	13,316.8	4,587.8	25,870.7

Year ended December 31, 2024
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
External	8,731.8	15,513.0	6,629.7	30,874.5	189.6	–	–	–	31,064.1
Intercompany	48.1	171.7	195.8	415.6	10.4	–	–	(426.0)	–
Insurance revenue	8,779.9	15,684.7	6,825.5	31,290.1	200.0	–	–	(426.0)	31,064.1
Insurance service expenses	(7,590.1)	(11,884.7)	(5,482.7)	(24,957.5)	(382.8)	–	–	473.5	(24,866.8)
Net insurance result	1,189.8	3,800.0	1,342.8	6,332.6	(182.8)	–	–	47.5	6,197.3
Cost of reinsurance	(1,297.9)	(2,706.2)	(2,592.4)	(6,596.5)	(27.2)	–	–	426.0	(6,197.7)
Recoveries of insurance service expenses	1,209.2	1,943.6	1,713.2	4,866.0	60.1	–	–	(472.9)	4,453.2
Net reinsurance result	(88.7)	(762.6)	(879.2)	(1,730.5)	32.9	–	–	(46.9)	(1,744.5)
Insurance service result	1,101.1	3,037.4	463.6	4,602.1	(149.9)	–	–	0.6	4,452.8
Other insurance operating expenses	(318.7)	(434.6)	(284.8)	(1,038.1)	(144.8)	–	–	–	(1,182.9)
Interest and dividends	512.9	1,259.4	452.3	2,224.6	126.4	(9.1)	(15.9)	185.9	2,511.9
Share of profit of associates	143.1	450.3	151.7	745.1	76.2	38.2	96.8	–	956.3
Other
Non-insurance revenue	–	–	–	–	–	6,682.8	–	–	6,682.8
Non-insurance expenses	–	–	–	–	–	(6,470.5)	–	–	(6,470.5)
Operating income (loss)	1,438.4	4,312.5	782.8	6,533.7	(92.1)	241.4	80.9	186.5	6,950.4
Net finance expense from insurance contracts and reinsurance contract assets held	(337.5)	(768.8)	(110.1)	(1,216.4)	(63.5)	–	–	–	(1,279.9)
Net gains (losses) on investments	173.9	126.4	(63.2)	237.1	(31.6)	(121.8)	983.5	–	1,067.2
Interest expense	(6.0)	(51.5)	(27.2)	(84.7)	(9.8)	(176.8)	(377.8)	0.1	(649.0)
Corporate overhead and other	(43.6)	(91.6)	(96.0)	(231.2)	(1.8)	–	(30.6)	(186.6)	(450.2)
Pre-tax income (loss)	1,225.2	3,527.0	486.3	5,238.5	(198.8)	(57.2)	656.0	–	5,638.5
Provision for income taxes									(1,375.6)
Net earnings									4,262.9
Attributable to:
Shareholders of Fairfax									3,874.9
Non-controlling interests									388.0
									4,262.9
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims – current year	5,286.9	9,704.5	4,353.0	19,344.4
Prior year reserve development and release of risk adjustment on prior year claims	(34.1)	(846.6)	(210.2)	(1,090.9)
Losses on claims – calendar year	5,252.8	8,857.9	4,142.8	18,253.5
Commissions	1,519.4	1,957.5	633.5	4,110.4
Other underwriting expenses	817.9	1,069.3	706.4	2,593.6
Insurance service expenses	7,590.1	11,884.7	5,482.7	24,957.5
Components of Net Earnings
Underwriting and Operating Income
Presented below is the insurance service result, reconciled to underwriting profit, of each of the property and casualty insurance and reinsurance reporting segments, the insurance service result of Life insurance and Run-off and the operating income (loss) of the non-insurance companies, for the years ended December 31, 2025 and 2024. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments, by reporting

FAIRFAX FINANCIAL HOLDINGS LIMITED

segment, for the years ended December 31, 2025 and 2024 are presented in the Net Earnings by Reporting Segment section of this MD&A, and additional details of investments are provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading “Investment Performance”, and in the Investments section of this MD&A.
North American Insurers
	2025	2024
Combined ratio, discounted	85.5%	85.3%
Combined ratio, undiscounted:
Loss & LAE – accident year	63.7%	63.1%
Commissions	15.7%	15.5%
Underwriting expenses	16.2%	16.5%
Combined ratio, undiscounted – accident year	95.6%	95.1%
Net favourable prior year reserve development	(1.8)%	(1.4)%
Combined ratio, undiscounted – calendar year	93.8%	93.7%
Gross premiums written	9,334.6	8,866.9
Net premiums written	7,638.5	7,201.6
Net insurance revenue(1)	7,807.5	7,482.0
Insurance service result	1,128.9	1,101.1
Other insurance operating expenses	(322.6)	(318.7)
Discounting of losses and ceded losses on claims recorded in the period	(408.2)	(386.6)
Changes in the risk adjustment and other	61.6	51.3
Underwriting profit	459.7	447.1

(1)
Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading “Non-GAAP Financial Measures and Ratios”, for a reconciliation of Net insurance revenue to Net premiums earned.

North American Insurers, comprised of Northbridge, Crum & Forster and Zenith National, provides a full range of commercial insurance in property, casualty, and specialty risks, principally within the United States and Canada.
Insurance service result
The North American Insurers reporting segment reported an insurance service result of  $1,128.9 in 2025 compared to an insurance service result of  $1,101.1 in 2024. The modest increase in 2025 of  $27.8 primarily reflected increases at Northbridge (primarily reflecting decreased current period catastrophe losses, increased net favourable prior year reserve development and improved loss experience in the personal automobile line of business, partially offset by lower net insurance revenue primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar (measured using average foreign exchange rates), increased insurance acquisition expenses and large losses in the commercial property and liability lines of business), and at Crum & Forster (driven by continued growth in net insurance revenue (including rate increases across most lines of business) and decreased current period catastrophe losses, partially offset by increased non-catastrophe losses in the accident and health line of business), partially offset by a decrease at Zenith National (reflecting increased losses in the workers’ compensation business, partially offset by growth in net insurance revenue).
The discounted combined ratios, net insurance revenue and insurance service result for each operating company in the North American Insurers reporting segment for 2025 and 2024 are as set out in the table below:
	Combined ratios, discounted		Net insurance revenue		Insurance service result
	2025	2024	2025	2024	2025	2024
Northbridge	80.3%	82.2%	2,142.5	2,210.9	422.6	392.6
Crum & Forster	86.7%	85.9%	4,895.5	4,533.7	649.9	640.7
Zenith National	92.7%	90.8%	769.5	737.4	56.4	67.8
North American Insurers	85.5%	85.3%	7,807.5	7,482.0	1,128.9	1,101.1

Underwriting profit
North American Insurers produced an underwriting profit of  $459.7 and an undiscounted combined ratio of 93.8% in 2025 compared to $447.1 and 93.7% in 2024. The modest increase in underwriting profitability in 2025 primarily reflected the same factors which increased the insurance service result as noted above.
The operating companies comprising the North American Insurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in 2025 and 2024 as set out in the following table:
	Combined ratios, undiscounted		Underwriting profit (loss)
	2025	2024	2025	2024
Northbridge	88.7%	89.3%	238.4	231.8
Crum & Forster	94.8%	95.0%	236.3	208.5
Zenith National	102.0%	99.1%	(15.0)	6.8
North American Insurers	93.8%	93.7%	459.7	447.1
Catastrophe losses in the North American Insurers reporting segment for 2025 and 2024 are as set out in the following table:
	2025		2024
	Losses(1)	Combined ratio impact	Losses(1)	Combined ratio impact
California wildfires	21.4	0.3	–	–
Canadian events(2)	–	–	57.0	0.8
Hurricane Helene	–	–	15.6	0.2
Other	34.0	0.4	52.9	0.8
Total catastrophe losses	55.4	0.7 points	125.5	1.8 points

(1)
Net of reinstatement premiums.

(2)
Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.

The current accident year loss and loss adjustment expense ratio increased to 63.7% in 2025 from 63.1% in 2024, primarily reflecting increased large loss experience in the commercial property and liability lines of business at Northbridge, higher losses in the workers’ compensation business at Zenith National, and higher attritional loss experience in the accident and health and credit lines of business at Crum & Forster, partially offset by lower attritional loss experience in the personal automobile line of business at Northbridge and decreased current period catastrophe losses at Northbridge and Crum & Forster.
The commission expense ratio of 15.7% in 2025 increased slightly from 15.5% in 2024, primarily reflecting an increase at Northbridge principally due to changes in the mix of business written and increased contingent profit commission expense, partially offset by a decrease at Crum & Forster principally in the surplus and specialty line of business.
The underwriting expense ratio decreased slightly to 16.2% in 2025 from 16.5% in 2024, primarily reflecting growth in net premiums earned relative to modest increases in underwriting expenses at Crum & Forster.
Net favourable prior year reserve development of  $132.0 in 2025 (2024 – $101.0) primarily related to Northbridge (principally in its commercial auto and commercial property lines of business).
Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the North American Insurers reporting segment for 2025 and 2024 are shown in the following table:
	Gross premiums written		Net premiums written		Net premiums earned
	2025	2024	2025	2024	2025	2024
Northbridge	2,397.6	2,511.4	2,118.9	2,226.3	2,108.9	2,156.7
Crum & Forster	6,159.8	5,625.9	4,708.7	4,233.7	4,577.0	4,181.9
Zenith National	777.2	729.6	810.9	741.6	765.7	733.9
North American Insurers	9,334.6	8,866.9	7,638.5	7,201.6	7,451.6	7,072.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

Gross premiums written increased by 5.3% in 2025, primarily reflecting increased business volumes (primarily accident and health and surplus and specialty lines of business) and continued rate increases across most lines of business at Crum & Forster, and increased business volumes at Zenith National (primarily workers’ compensation business), partially offset by decreased business volumes at Northbridge (primarily in the personal and transportation lines of business) and the strengthening of the U.S. dollar relative to the Canadian dollar (measured using average foreign exchange rates).
Net premiums written increased by 6.1% in 2025 primarily reflecting the growth in gross premiums written and a lower net cession rate in casualty lines at Crum & Forster. Net premiums earned increased by 5.4% in 2025, principally reflecting the increase in net premiums written during 2025 and 2024 and the timing between when premiums are written and when they are earned.
Operating activities
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased slightly to $1,537.6 in 2025 from $1,552.0 in 2024, primarily reflecting higher net claims paid, operating expenses and taxes paid at Crum & Forster, and lower interest and dividends received at Northbridge and Zenith National, partially offset by increased net premium collections at Crum & Forster and Zenith National, lower net claims paid at Zenith National, higher interest and dividends received at Crum & Forster and lower taxes paid at Northbridge.
Global Insurers and Reinsurers
	2025	2024
Combined ratio, discounted	82.5%	76.6%
Combined ratio, undiscounted:
Loss & LAE – accident year	65.4%	64.8%
Commissions	18.0%	17.1%
Underwriting expenses	11.1%	11.0%
Combined ratio, undiscounted – accident year	94.5%	92.9%
Net favourable prior year reserve development	(2.4)%	(1.9)%
Combined ratio, undiscounted – calendar year	92.1%	91.0%
Gross premiums written	17,567.1	17,155.0
Net premiums written	14,377.4	14,100.9
Net insurance revenue(1)	13,815.5	12,978.5
Insurance service result	2,413.4	3,037.4
Other insurance operating expenses	(427.4)	(434.6)
Discounting of losses and ceded losses on claims recorded in the period	(1,091.5)	(1,138.2)
Changes in the risk adjustment and other(2)	243.3	(224.0)
Underwriting profit	1,137.8	1,240.6

(1)
Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading “Non-GAAP Financial Measures and Ratios”, for a reconciliation of Net insurance revenue to Net premiums earned.

(2)
Other primarily reflects differences in reserving methodology and other underwriting-related adjustments in the Global Insurers and Reinsurers reporting segment included within underwriting profit.

Global Insurers and Reinsurers, comprised of Allied World, Odyssey Group Brit and Ki, provides diverse insurance and reinsurance coverage to its global customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions. On January 1, 2025 Ki completed the separation from its parent company Brit and is presented as a separate operating company within the Global Insurers and Reinsurers reporting segment. Accordingly, the 2024 comparative figures presented in the tables that follow for Brit exclude the results of Ki.
Insurance service result
Global Insurers and Reinsurers insurance service result decreased by 20.5% to $2,413.4 in 2025 from $3,037.4 in 2024 primarily reflecting increased current period catastrophe losses, principally from the California wildfires (as set out in the table below in the underwriting profit section) and increased insurance acquisition expenses, partially offset by increased net insurance revenue at each of the operating companies within the segment.

The discounted combined ratios, net insurance revenue and insurance service result for each operating company in the Global Insurers and Reinsurers reporting segment for 2025 and 2024 are as set out in the table below:
	Combined ratios, discounted		Net insurance revenue		Insurance service result
	2025	2024	2025	2024	2025	2024
Allied World	80.1%	77.5%	5,273.1	5,156.3	1,050.9	1,159.3
Odyssey Group	86.0%	76.2%	5,321.5	5,050.3	745.5	1,203.1
Brit	81.9%	73.3%	2,469.6	2,106.7	446.2	563.4
Ki	77.3%	83.2%	751.3	665.2	170.8	111.6
Global Insurers and Reinsurers	82.5%	76.6%	13,815.5	12,978.5	2,413.4	3,037.4
Underwriting profit
Global Insurers and Reinsurers produced an underwriting profit of  $1,137.8 and an undiscounted combined ratio of 92.1% in 2025 compared to $1,240.6 and 91.0% in 2024. The decrease in underwriting profitability in 2025 primarily reflected increased current period catastrophe losses arising from the California wildfires (as set out in the table below) and increased commission expenses at each of the operating companies within the Global Insurers and Reinsurers reporting segment, principally at Odyssey Group, Brit and Allied World. The decrease in underwriting profitability was partially offset by increased net favourable prior year reserve development of  $339.1 (2024 – $257.4). The increase in net favourable prior year reserve development was driven by all operating companies within the reporting segment except Odyssey Group, who reported $196.4 in 2025 compared to $207.4 in 2024. At Odyssey Group, net favourable prior year reserve development primarily related to catastrophe losses (principally 2024 attritional and named catastrophe losses, notably Hurricane Milton) and non-catastrophe losses (notably property and motor reinsurance lines of business and liability and medical malpractice insurance lines of business), partially offset by net adverse prior year reserve development in casualty reinsurance lines. Brit’s net favourable prior year reserve development of  $67.2 comprised development on both non-catastrophe losses (primarily property and specialty lines of business) and catastrophe losses (mainly property lines of business, driven primarily by Hurricane Milton).
The operating companies comprising the Global Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profits in 2025 and 2024 as set out in the following table:
	Combined ratios, undiscounted		Underwriting profit
	2025	2024	2025	2024
Allied World	89.3%	89.1%	546.3	544.5
Odyssey Group	93.8%	91.2%	375.2	505.0
Brit	92.7%	92.2%	183.5	179.3
Ki	95.7%	98.2%	32.8	11.8
Global Insurers and Reinsurers	92.1%	91.0%	1,137.8	1,240.6
Catastrophe losses in the Global Insurers and Reinsurers reporting segment for 2025 and 2024 are as set out in the following table:
	2025		2024
	Losses(1)	Combined ratio impact	Losses(1)	Combined ratio impact
California wildfires	696.3	4.9	–	–
Hurricane Melissa	79.3	0.6	–	–
Hurricane Milton	–	–	228.5	1.7
Hurricane Helene	–	–	154.8	1.1
Canadian events(2)	–	–	85.0	0.6
Dubai floods	–	–	53.1	0.4
Other(3)	381.9	2.7	358.6	2.7
Total catastrophe losses	1,157.5	8.2 points	880.0	6.5 points

(1)
Net of reinstatement premiums.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)
Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.

(3)
Primarily includes attritional catastrophe losses at Odyssey Group and Allied World.

The current accident year loss and loss adjustment expense ratio increased modestly to 65.4% in 2025 from 64.8% in 2024, primarily reflecting increased current period catastrophe losses (as set out in the table above), partially offset by improved current period attritional loss experience at Odyssey Group (primarily driven by improved large loss experience), Ki (notably property lines of business) and Allied World (primarily in property insurance).
The commission expense ratio increased to 18.0% in 2025 from 17.1% in 2024, primarily reflecting increased net average commissions at each of the companies within the reporting segment, principally due to changes in the mix of business written.
The underwriting expense ratio increased modestly to 11.1% in 2025 from 11.0% in 2024, primarily reflecting increased underwriting expenses at Ki, principally related to investments in technology and operations as on January 1, 2025 Ki completed the separation from its parent company Brit, and Odyssey Group, primarily reflecting increased personnel costs, partially offset by a decreased underwriting expense ratio at Allied World reflecting increased net premiums earned relative to decreases in underwriting expenses.
Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the Global Insurers and Reinsurers reporting segment in 2025 and 2024 are shown in the following table:
	Gross premiums written		Net premiums written		Net premiums earned
	2025	2024	2025	2024	2025	2024
Allied World	7,383.4	7,149.8	5,104.3	5,049.1	5,098.3	4,976.9
Odyssey Group	6,282.5	6,245.5	5,961.2	5,895.0	6,051.9	5,757.2
Brit	3,072.9	2,961.6	2,545.1	2,443.2	2,501.1	2,316.9
Ki	828.3	798.1	766.8	713.6	754.8	664.6
Global Insurers and Reinsurers	17,567.1	17,155.0	14,377.4	14,100.9	14,406.1	13,715.6
Gross premiums written increased by 2.4% in 2025, reflecting growth at each of the operating companies within the reporting segment. Allied World experienced growth in all its segments, primarily reflecting growth in U.S. Reinsurance and Global Markets, supported by disciplined underwriting and continued rate increases in certain lines, including casualty. The increase at Odyssey Group was driven by strong growth in U.S. property and casualty treaty business, including reinstatement premiums related to the California wildfires, partially offset by declines in crop and motor lines of business. Brit’s growth principally reflected growth in property treaty reinsurance, financial and property and specialty insurance lines of business, while growth at Ki primarily reflected increased premium volume in casualty treaty and property treaty, partially offset by decreases in energy and financial and professional lines of business.
Net premiums written increased by 2.0% in 2025 primarily due to growth in gross premiums written, partially offset by a modest decline in Allied World’s average retention, which reflected changes in the mix of business written and higher reinsurance utilization in the Global Markets insurance segment. Net premiums earned increased by 5.0% in 2025, principally reflecting the increase in net premiums written during 2025 and 2024 and the timing between when premiums are written and when they are earned.
Operating activities and Other
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $4,036.3 in 2025 from $3,734.2 in 2024, primarily reflecting increased net premiums received at each of the companies within the Global Insurers and Reinsurers reporting segment and the return of cash for unearned premium upon the non-renewal of a U.S. property reinsurance quota share agreement at Odyssey Group in the comparative period. The increase in the cash provided by operating activities was partially offset by higher net claims payments during the period, including payments related to the California wildfires.
During 2025 the subsidiaries comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of  $146.3 (2024 – $256.3) to non-controlling interests. The decrease in 2025 primarily reflected the timing of a dividend payment to Allied World’s non-controlling interest in 2024.

International Insurers and Reinsurers
	2025	2024
Combined ratio, discounted	85.6%	89.1%
Combined ratio, undiscounted:
Loss & LAE – accident year	63.5%	65.9%
Commissions	15.8%	15.9%
Underwriting expenses	22.2%	21.7%
Combined ratio, undiscounted – accident year	101.5%	103.5%
Net favourable prior year reserve development	(6.8)%	(6.2)%
Combined ratio, undiscounted – calendar year	94.7%	97.3%
Gross premiums written	6,383.0	6,505.5
Net premiums written	4,312.8	4,033.1
Net insurance revenue(1)	4,236.1	4,233.1
Insurance service result	608.8	463.6
Other insurance operating expenses	(293.1)	(284.8)
Discounting of losses and ceded losses on claims recorded in the period	(121.9)	(142.7)
Changes in the risk adjustment and other	25.3	67.6
Underwriting profit	219.1	103.7

(1)
Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading “Non-GAAP Financial Measures and Ratios”, for a reconciliation of Net insurance revenue to Net premiums earned.

International Insurers and Reinsurers, comprised of Group Re, Bryte Insurance, Fairfax Asia, Fairfax Latin America, Fairfax Central and Eastern Europe, and Eurolife’s and Gulf Insurance’s property and casualty insurance operations, provides diverse insurance and reinsurance coverage to its international customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions. For further details of operating subsidiaries refer to note 27 (Subsidiaries) to the consolidated financial statements for the year ended December 31, 2025.
On April 25, 2024 the company completed a mandatory tender offer for the non-controlling interests in Gulf Insurance and increased its equity interest from 90.0% to 97.1% for cash consideration of  $126.7.
Insurance service result
International Insurers and Reinsurers reported an insurance service result of  $608.8 and a discounted combined ratio of 85.6% in 2025 compared to an insurance service result of  $463.6 and a discounted combined ratio of 89.1% in 2024. The increase in the insurance service result in 2025 of  $145.2 primarily reflected increases at Gulf Insurance (increased growth across various lines of business and the absence of current period catastrophe losses in 2025 compared to 2024) and at Fairfax Central and Eastern Europe (across all operating companies, particularly at Colonnade Insurance principally reflecting higher net insurance revenue driven by organic growth across all lines of business and increased net favourable prior year reserve development, partially offset by increased net insurance service expense in line with growth in the business, and at Polish Re principally reflecting increased net insurance revenue in its agriculture and property lines of business). Gulf Insurance’s insurance service result in 2024 also included the amortization of certain acquisition accounting adjustments that resulted in a loss of  $49.4 and accounting for acquired contracts.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The operating companies comprising the International Insurers and Reinsurers reporting segment had discounted combined ratios, net insurance revenue and insurance service result in 2025 and 2024 as set out in the following table:
	Combined ratios, discounted		Net insurance revenue		Insurance service result
	2025	2024	2025	2024	2025	2024
Group Re	92.6%	87.5%	401.6	392.8	29.7	49.2
Bryte Insurance	84.1%	84.9%	368.1	307.2	58.6	46.2
Fairfax Asia	81.4%	82.5%	464.6	404.8	86.3	70.8
Fairfax Latin America	78.5%	78.2%	616.2	564.8	132.4	123.0
Fairfax Central and Eastern Europe	80.7%	86.1%	664.6	564.0	127.9	78.3
Eurolife General	95.3%	90.2%	87.9	84.8	4.1	8.4
Gulf Insurance	89.6%	95.4%	1,633.1	1,914.7	169.8	87.7
International Insurers and Reinsurers	85.6%	89.1%	4,236.1	4,233.1	608.8	463.6
Underwriting profit
International Insurers and Reinsurers produced underwriting profit of  $219.1 and an undiscounted combined ratio of 94.7% in 2025 compared to underwriting profit of  $103.7 and an undiscounted combined ratio of 97.3% in 2024. The increase in underwriting profit in 2025 primarily reflected increases at Gulf Insurance (increased net premiums earned driven by growth across various lines of business, lower current period attritional loss experience in medical lines of business and the absence of current period catastrophe losses in 2025 compared to 2024, partially offset by increases in underwriting expenses), Fairfax Central and Eastern Europe (across all operating companies, particularly at Colonnade Insurance principally reflecting increased net premiums earned, driven by organic growth across all lines of business, and increased net favourable prior year reserve development, partially offset by increased underwriting expenses and current accident year losses on claims in line with the growth in business), Fairfax Asia (principally at Singapore Re reflecting higher net premiums earned driven by growth across all lines of business and higher retention of premiums written, and a modest increase in commissions expense relative to the growth in net premiums earned driven by a change in business mix) and Bryte Insurance (increase in net premiums earned across all lines of business and improved current period attritional loss experience benefitting from prior years’ claims and underwriting initiatives). Gulf Insurance’s underwriting loss in 2024 included the amortization of certain acquisition accounting adjustments that resulted in a loss of  $49.4.
The operating companies comprising the International Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in 2025 and 2024 as set out in the following table:
	Combined ratios, undiscounted		Underwriting profit (loss)
	2025	2024	2025	2024
Group Re	96.2%	94.2%	19.0	27.0
Bryte Insurance	92.2%	94.9%	27.3	14.9
Fairfax Asia	90.3%	92.1%	49.2	33.7
Fairfax Latin America	94.5%	94.2%	27.2	26.4
Fairfax Central and Eastern Europe	93.8%	97.0%	43.6	17.7
Eurolife General	100.5%	102.9%	(0.4)	(2.1)
Gulf Insurance(1)	96.5%	100.9%	53.2	(13.9)
International Insurers and Reinsurers	94.7%	97.3%	219.1	103.7

(1)
The 2024 results include acquisition accounting adjustments recorded by Fairfax on consolidation of Gulf Insurance in 2023. Excluding those adjustments, Gulf Insurance reported underwriting profit of  $35.5 and an undiscounted combined ratio of 97.7% in 2024.

The current accident year loss and loss adjustment expense ratio of 63.5% in 2025 decreased from 65.9% in 2024, with the decrease primarily reflecting decreases at a majority of the operating companies in the reporting segment, including Gulf Insurance (principally reflecting lower current period attritional loss experience due to the termination of a significant insurance contract in the third quarter of 2024 that had been experiencing diminishing performance (the “AFYA insurance contract”), lower current period attritional loss experience in accident and health lines of business, and the absence of current period catastrophe losses in 2025 compared to 2024) and Bryte Insurance (improved current period attritional loss experience benefitting from prior years’ claims and underwriting initiatives), partially offset by increased current period attritional loss experience at Group Re (principally reflecting a large loss on a specific reinsurance contract).
The commission expense ratio and underwriting expense ratio of 15.8% and 22.2% in 2025 were stable compared to 15.9% and 21.7% in 2024.
Net favourable prior year reserve development of  $280.4 in 2025 (2024 – $235.2) primarily related to Gulf Insurance (principally in its medical, motor, marine and engineering lines of business), Fairfax Central and Eastern Europe (principally at Colonnade Insurance, across all major lines of business and particularly in commercial property) and Fairfax Asia (across a majority of its operating companies, and principally in its property, casualty and marine lines of business).
Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the International Insurers and Reinsurers reporting segment in 2025 and 2024 are shown in the following table:
	Gross premiums written		Net premiums written		Net premiums earned
	2025	2024	2025	2024	2025	2024
Group Re	271.7	327.1	514.9	469.5	501.6	464.8
Bryte Insurance	490.5	413.5	355.2	293.8	347.8	292.5
Fairfax Asia	1,096.0	949.9	554.5	453.9	509.8	424.4
Fairfax Latin America	1,231.0	1,251.6	502.6	497.3	497.9	453.7
Fairfax Central and Eastern Europe	849.7	719.5	733.8	629.1	700.5	597.1
Eurolife General	118.8	107.6	82.3	75.8	80.0	71.9
Gulf Insurance	2,325.3	2,736.3	1,569.5	1,613.7	1,505.6	1,478.3
International Insurers and Reinsurers	6,383.0	6,505.5	4,312.8	4,033.1	4,143.2	3,782.7
Gross premiums written decreased by 1.9% in 2025, primarily reflecting decreases at Gulf Insurance (principally due to the termination of the AFYA insurance contract, partially offset by an increase in its motor and medical lines of business) and Group Re (principally decreases in crop and health lines of business, partially offset by an increase in its property line of business), partially offset by increases at Fairfax Asia (across all operating companies, particularly at Singapore Re across all lines of business and at Pacific Insurance in its property and engineering lines of business), Fairfax Central and Eastern Europe (across all operating companies and primarily in motor, property, consumer, casualty, and accident and health lines of business) and Bryte Insurance (across all lines of business).
Net premiums written increased by 6.9% in 2025, primarily reflecting the increases in gross premiums written achieved by most companies in the reporting segment as described above, and increased retention of business at Fairfax Asia and Gulf Insurance. Net premiums earned increased by 9.5% in 2025, principally reflecting the same factors as the increase in net premiums written and the timing between when premiums are written and when they are earned which was more pronounced in 2025 at Gulf Insurance.
Life insurance and Run-off
	2025			2024
	Life insurance(1)	Run-off	Total	Life insurance(1)	Run-off	Total
Net premiums written	255.6	40.7	296.3	231.4	40.4	271.8
Insurance revenue	216.6	36.7	253.3	178.7	21.3	200.0
Insurance service expenses	(184.1)	(469.3)	(653.4)	(143.8)	(239.0)	(382.8)
Net reinsurance result	(15.1)	111.6	96.5	(5.4)	38.3	32.9
Insurance service result	17.4	(321.0)	(303.6)	29.5	(179.4)	(149.9)

(1)
Comprised of Eurolife and Gulf Insurance. These results differ from those published by Eurolife and Gulf Insurance primarily due to acquisition accounting adjustments recorded by Fairfax related to the consolidation of Eurolife on July 14, 2021 and Gulf Insurance on December 26, 2023, and the presentation of Eurolife and Gulf Insurance’s life insurance operations in the Life insurance and Run-off

FAIRFAX FINANCIAL HOLDINGS LIMITED

reporting segment in the table above and separate presentation of Eurolife and Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment as “Eurolife General” and “Gulf Insurance”, respectively.
Life insurance
In the company’s segmented reporting, the assets, liabilities and results of operations of Eurolife and Gulf Insurance’s life insurance business are reported in Life insurance and Run-off and those of Eurolife and Gulf Insurance’s property and casualty insurance business are reported in International Insurers and Reinsurers. The discussion which follows makes reference to Eurolife and Gulf Insurance’s life insurance operations.
Eurolife and Gulf Insurance primarily underwrite traditional life insurance policies (endowments, deferred annuities, term life and whole life (Eurolife only)), group benefits including retirement benefits, and accident and health insurance policies. Life insurance revenue of  $216.6 in 2025 principally related to Eurolife and primarily consisted of traditional life insurance policies (whole life and term life), unit-linked insurance products, group benefits including retirement benefits, credit life and accident and health insurance policies. Life insurance’s insurance service expenses of  $184.1 in 2025 primarily consisted of Eurolife’s net policy holder benefits and losses on claims, net commission expense and other underwriting expenses.
On October 13, 2025 the company announced that it had entered into a term sheet with Eurobank pursuant to which Eurobank will acquire the company’s 80.0% equity interest in the life insurance operations of Eurolife for cash consideration of approximately $955 (€813.0). The proposed transaction is subject to entry into definitive agreements and customary closing conditions and is expected to close in the second quarter of 2026. Refer to the Business Developments section of this MD&A for details.
Run-off
The Run-off reporting segment consists of the U.S. Run-off group, principally consisting of TIG Insurance Company and RiverStone Group Holding Corporation and its subsidiaries, including Resolution Group Reinsurance (Barbados) Limited and its subsidiary RiverStone Reinsurance Solutions Limited. The U.S. Run-off group is managed by the dedicated RiverStone Run-off management operation in the U.S. which has 394 employees.
Run-off manages the company’s run-off businesses in the U.S. and continues to manage essentially all of the company’s latent reserves. Run-off’s insurance service result of a $321.0 loss in 2025 included net adverse prior year reserve development of  $298.5 on an undiscounted basis related to legacy claims, primarily asbestos and other latent hazard claims. Run-off’s insurance service result of a $179.4 loss in 2024 included net adverse prior year reserve development of  $221.1 on an undiscounted basis related to legacy claims, primarily latent hazard claims, construction defects and workers’ compensation.
During 2025 the holding company made capital contributions of  $170.0 (2024 – $340.0) to Run-off to augment its capital, and subsequent to December 31, 2025, the company made an additional capital contribution of  $115.0.
Run-off’s cash flows may be volatile as to timing and amount, with potential variability arising principally from timing delays between when gross claims are paid and the subsequent collection from third party reinsurers. Further delays may occur while assets pledged to secure the payment of claims are released subsequent to the initial payment.
Non-insurance companies
	2025					2024
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	2,486.0	403.5	1,031.8	4,616.3	8,537.6	1,953.9	319.2	973.4	3,436.3	6,682.8
Expenses	(2,266.5)	(365.4)	(988.3)	(4,576.7)	(8,196.9)	(1,797.9)	(281.9)	(929.3)	(3,461.4)	(6,470.5)
Pre-tax income (loss) before interest expense and other	219.5	38.1	43.5	39.6	340.7	156.0	37.3	44.1	(25.1)	212.3
Interest and dividends	8.9	(35.1)	–	3.9	(22.3)	10.0	(21.3)	–	2.2	(9.1)
Share of profit (loss) of associates	–	79.1	0.4	(0.5)	79.0	0.1	39.0	0.5	(1.4)	38.2
Operating income (loss)	228.4	82.1	43.9	43.0	397.4	166.1	55.0	44.6	(24.3)	241.4

(1)
Comprised primarily of Recipe (including its subsidiary The Keg (deconsolidated on September 25, 2025)), Sporting Life Group and Sleep Country (consolidated on October 1, 2024).

(2)
Comprised of Fairfax India and its subsidiaries. These results differ from those published by Fairfax India primarily due to Fairfax India’s application of investment entity accounting under IFRS Accounting Standards.

(3)
Comprised of Thomas Cook India and its subsidiaries including Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS Accounting Standards and Ind AS, and acquisition accounting adjustments.

(4)
Comprised primarily of AGT, Dexterra Group, Boat Rocker (deconsolidated on August 1, 2025), Farmers Edge and Grivalia Hospitality, and also comprises Meadow Foods (consolidated on November 29, 2024) and Peak Achievement (consolidated on December 20, 2024) in 2025.

For details of transactions within the Non-insurance companies reporting segment, refer to the Business Developments section of this MD&A and to note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025.
Non-insurance companies’ revenue increased to $8,537.6 in 2025 from $6,682.8 in 2024, primarily reflecting the acquisition of Sleep Country (October 1, 2024) in the Restaurants and retail operating segment, and the consolidations of Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024) in the Other operating segment, partially offset by decreased revenue at AGT and the deconsolidation of Boat Rocker as noted above in the Other operating segment.
Non-insurance companies’ expenses increased to $8,196.9 in 2025 from $6,470.5 in 2024, primarily reflecting the same factors noted above for the increase in 2025. The increase in expenses in 2025 also reflected non-cash impairment charges of  $108.6 recorded at Boat Rocker in relation to its strategic transaction with Blue Ant noted above.
Interest and Dividends
An analysis of interest and dividends is presented in the Investments section of this MD&A.
Share of Profit (Loss) of Associates
An analysis of share of profit (loss) of associates is presented in the Investments section of this MD&A.
Net Gains (Losses) on Investments
An analysis of net gains (losses) on investments is presented in the Investments section of this MD&A.
Interest Expense
Interest expense as presented in the consolidated statement of earnings was comprised as follows:
	2025	2024
Interest expense on borrowings:
Holding company	439.0	377.6
Insurance and reinsurance companies	85.7	79.0
Non-insurance companies(1)	223.3	136.7
	748.0	593.3
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	15.3	15.6
Non-insurance companies	58.6	40.1
	73.9	55.7
Consolidated interest expense	821.9	649.0

(1)
Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.

(2)
Represents accretion of lease liabilities using the effective interest method.

The increase in interest expense on borrowings at the holding company in 2025 principally reflected the issuance on May 20, 2025 of  $500.0 and $400.0 principal amount of 5.75% and 6.50% unsecured senior notes due 2035 and 2055, respectively, and the issuance on August 14, 2025 of Cdn$400.0 and Cdn$300.0 principal amount of 4.45% and 5.10% unsecured senior notes due 2035 and 2055, respectively. The increase in interest expense on borrowings at the holding company in 2025 also reflected the issuance on March 22, 2024 of  $1.0 billion principal amount of 6.35% unsecured senior notes due 2054 and the issuance on November 22, 2024 of Cdn$450.0 and Cdn$250.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

principal amount of 4.73% and 5.23% unsecured senior notes due 2034 (the “2034 notes”) and 2054 (the “2054 notes”), respectively, partially offset by lower interest expense from the early redemptions on January 29, 2024 of  $279.3 principal amount of 4.875% unsecured senior notes due 2024 and on March 15, 2024 of Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025.
The increase in interest expense on borrowings at the insurance and reinsurance companies in 2025 principally reflected Brit becoming the primary co-obligor of the 2034 notes and the 2054 notes on June 17, 2025.
The increase in interest expense on borrowings at the non-insurance companies in 2025 principally reflected the consolidations of Sleep Country, Meadow Foods and Peak Achievement in 2024.
Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.
For details of the company’s borrowings refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2025.
Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates.
	2025	2024
Fairfax corporate overhead	221.4	217.2
Subsidiary holding companies’ corporate overhead	157.4	72.6
Subsidiary holding companies’ non-cash intangible asset amortization and impairment charges(1)	101.7	160.4
Corporate and other expenses as presented in the consolidated statement of earnings	480.5	450.2
Holding company interest and dividends	(8.0)	15.9
Holding company share of profit of associates	(81.4)	(96.8)
Investment management and administration fee income and other	(233.8)	(186.5)
Corporate overhead and other(2)	157.3	182.8

(1)
Non-cash intangible asset amortization and impairment charges principally related to customer and broker relationships.

(2)
Presented as Corporate overhead and other in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2025.

Subsidiary holding companies’ corporate overhead increased to $157.4 in 2025 from $72.6 in 2024, primarily reflecting an additional expense recorded at Gulf Insurance, higher charitable donations and higher legal, audit and consulting fees principally reflecting an industry antitrust litigation settlement at Crum & Forster, partially offset by lower depreciation on premises and equipment and right-of-use assets. Subsidiary holding companies’ non-cash intangible asset amortization and impairment charges decreased to $101.7 in 2025 from $160.4 in 2024 primarily reflecting a non-cash impairment charge recorded on customer and broker relationship intangible assets in 2024.
Investment management and administration fee income and other increased to $233.8 in 2025 from $186.5 in 2024 primarily reflecting increased fees earned by Hamblin Watsa due to growth in the underlying investment portfolios that it manages on behalf of the insurance, reinsurance and run-off subsidiaries of Fairfax.
Interest and dividends, share of profit of associates and net gains (losses) on investments attributable to Corporate and Other are set out in the Investments section of this MD&A.
Income Taxes
The company’s effective income tax rate in 2025 of 18.0% (provision for income taxes of  $1,156.5) was lower than the company’s Canadian statutory income tax rate of 26.5% primarily due to income taxed at lower rates than the Canadian statutory income tax rate (principally in the U.S., Bermuda, and Mauritius, partially offset by Pillar Two global minimum taxes), and non-taxable investment income (principally comprised of dividend income, non-taxable interest income and long term or exempt capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada).

The company’s effective income tax rate in 2024 of 24.4% (provision for income taxes of  $1,375.6) was lower than the company’s Canadian statutory income tax rate of 26.5% primarily due to income taxed at lower rates than the Canadian statutory income tax rate (principally in the U.S. and Bermuda, partially offset by losses tax effected at lower rates in Mauritius and by Pillar Two global minimum taxes), and non-taxable investment income (principally comprised of dividend income, non-taxable interest income and long term or exempt capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada), partially offset by an increase to the unrecorded tax benefit of losses and temporary differences.
For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2025.
Non-controlling Interests
At December 31, 2025 non-controlling interests of  $4,359.8 was comprised of non-controlling interests of the insurance and reinsurance companies of  $3,005.4 (principally related to Allied World, Odyssey Group, Ki and Gulf Insurance) and non-controlling interests of the non-insurance companies of  $1,354.4 (principally related to Fairfax India). For details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2025.
Balance Sheets by Reporting Segment
The company’s segmented balance sheets as at December 31, 2025 and 2024 present the assets and liabilities of, and the capital invested by the company in, each of the company’s reporting segments and categories. The segmented balance sheets have been prepared on the following basis:
(a)
The balance sheet for each reporting segment or category is on a legal entity basis for the subsidiaries therein, in accordance with Fairfax’s IFRS accounting policies, and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of a subsidiary or on a subsequent step acquisition.

(b)
Certain of the company’s subsidiaries held equity interests in other Fairfax subsidiaries (“Fairfax affiliates”) at December 31, 2025. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including insurance contract receivables, reinsurance contract assets held, insurance contract payables and insurance contract liabilities, are not shown separately but are eliminated within the respective reporting segments and in “Corporate and eliminations”.

(c)
Corporate and eliminations includes the Fairfax holding company and its subsidiary intermediate holding companies, and the consolidating and eliminating entries required under IFRS Accounting Standards to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between Odyssey Group and Allied World and the primary insurers), which affects reinsurance contract assets held and insurance contract liabilities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	Equity interests in Fairfax affiliates at December 31, 2025
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Life insurance and Run-off	Corporate & Other	Consolidated
Investments in insurance and reinsurance affiliates(1)(2)
Zenith National	2.0%	6.1%	–	–	91.9%	100.0%
RiverStone Group (Run-off)	–	–	31.5%	–	68.5%	100.0%
Singapore Re	–	8.8%	91.2%	–	–	100.0%
Investments in non-insurance affiliates(3)
Thomas Cook India	4.3%	20.0%	0.2%	2.0%	38.0%	64.5%
Fairfax India	11.8%	19.5%	4.2%	1.0%	6.4%	42.9%
Recipe	40.3%	52.2%	2.0%	0.3%	5.2%	100.0%
AGT	14.4%	20.5%	15.1%	–	15.7%	65.7%
Dexterra Group	5.5%	41.9%	–	3.0%	–	50.4%
Farmers Edge	24.0%	39.6%	6.9%	–	–	70.5%
Grivalia Hospitality	9.2%	26.7%	–	47.7%	–	83.6%
Sleep Country	29.6%	66.8%	3.6%	–	–	100.0%
Meadow Foods	31.6%	63.1%	–	–	–	94.7%
Peak Achievement	28.6%	71.4%	–	–	–	100.0%

(1)
This table excludes subsidiaries where the company’s equity interest is entirely held by the holding company including Northbridge, Odyssey Group, Crum & Forster, Brit, Ki, Allied World, Fairfax Asia, Fairfax Brasil, Fairfax Latam, Bryte Insurance, Polish Re, Colonnade Insurance, Fairfax Ukraine, Eurolife and Gulf Insurance.

(2)
Investments in insurance and reinsurance affiliates are reported in investments in Fairfax insurance and reinsurance affiliates on the segmented balance sheet.

(3)
Investments in non-insurance affiliates are reported in portfolio investments on the segmented balance sheet.

Segmented Balance Sheet as at December 31, 2025
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and eliminations(4)	Consolidated
Assets
Holding company cash and investments	200.2	223.3	–	423.5	–	–	2,301.4	2,724.9
Insurance contract receivables	283.8	634.2	22.7	940.7	65.5	–	–	1,006.2
Portfolio investments(1)	16,849.3	42,908.5	10,203.3	69,961.1	1,819.6	2,545.6	(1,404.5)	72,921.8
Assets held for sale(2)	–	–	–	–	4,211.8	–	(765.9)	3,445.9
Reinsurance contract assets held	2,140.9	7,235.4	2,351.2	11,727.5	427.2	–	(903.7)	11,251.0
Deferred income tax assets	82.2	123.0	67.9	273.1	–	107.2	(13.2)	367.1
Goodwill and intangible assets	757.9	2,211.8	1,046.7	4,016.4	7.1	4,315.8	0.1	8,339.4
Due from affiliates	226.2	213.5	0.9	440.6	397.3	1.5	(839.4)	–
Other assets	590.9	864.5	568.3	2,023.7	271.3	5,048.3	388.1	7,731.4
Investments in Fairfax insurance and reinsurance affiliates(3)	130.6	307.3	50.1	488.0	14.4	–	(502.4)	–
Total assets	21,262.0	54,721.5	14,311.1	90,294.6	7,214.2	12,018.4	(1,739.5)	107,787.7
Liabilities
Accounts payable and accrued liabilities	481.9	1,044.5	648.7	2,175.1	338.2	3,089.2	517.2	6,119.7
Derivative obligations	23.2	679.8	6.6	709.6	0.7	68.6	8.0	786.9
Liabilities associated with assets held for sale(2)	–	–	–	–	3,638.6	–	(0.5)	3,638.1
Deferred income tax liabilities	20.4	694.4	332.3	1,047.1	3.2	520.4	376.0	1,946.7
Insurance contract payables	58.4	165.9	77.2	301.5	36.8	–	–	338.3
Insurance contract liabilities	12,156.4	31,167.5	6,015.2	49,339.1	2,021.4	–	(919.5)	50,441.0
Due to affiliates	5.8	12.2	48.0	66.0	–	65.7	(131.7)	–
Borrowings – holding company and insurance and reinsurance companies	38.4	1,352.6	216.6	1,607.6	–	–	8,848.1	10,455.7
Borrowings – non-insurance companies	–	–	–	–	–	3,180.3	6.9	3,187.2
Total liabilities	12,784.5	35,116.9	7,344.6	55,246.0	6,038.9	6,924.2	8,704.5	76,913.6
Equity
Shareholders’ equity attributable to shareholders of Fairfax	8,477.5	19,014.9	6,622.7	34,115.1	1,169.9	4,987.1	(13,757.8)	26,514.3
Non-controlling interests	–	589.7	343.8	933.5	5.4	107.1	3,313.8	4,359.8
Total equity	8,477.5	19,604.6	6,966.5	35,048.6	1,175.3	5,094.2	(10,444.0)	30,874.1
Total liabilities and total equity	21,262.0	54,721.5	14,311.1	90,294.6	7,214.2	12,018.4	(1,739.5)	107,787.7
Capital
Borrowings	38.4	1,352.6	216.6	1,607.6	–	3,180.3	8,855.0	13,642.9
Investments in Fairfax affiliates	1,214.0	2,278.4	229.7	3,722.1	885.5	–	(4,607.6)	–
Shareholders’ equity attributable to shareholders of Fairfax	7,263.5	14,879.5	6,183.5	28,326.5	284.4	3,739.8	(5,836.4)	26,514.3
Non-controlling interests	–	2,446.7	553.3	3,000.0	5.4	1,354.4	–	4,359.8
Total capital	8,515.9	20,957.2	7,183.1	36,656.2	1,175.3	8,274.5	(1,589.0)	44,517.0
% of consolidated total capital	19.1%	47.1%	16.1%	82.3%	2.6%	18.6%	(3.5)%	100.0%

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
Life insurance and Run-off’s assets held for sale and liabilities associated with assets held for sale at December 31, 2025 exclude assets of  $300.6 and liabilities of  $34.0, respectively, reflecting certain portfolio investments held through various investment funds which Fairfax will continue to consolidate after closing of the proposed sale and certain investments which are expected to be retained by Fairfax. See note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025.

(3)
Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.

(4)
Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2024
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and eliminations(3)	Consolidated
Assets
Holding company cash and investments	156.9	235.0	–	391.9	–	–	2,110.8	2,502.7
Insurance contract receivables	23.7	726.0	13.9	763.6	16.8	–	–	780.4
Portfolio investments(1)	15,016.9	37,126.4	9,226.1	61,369.4	4,090.6	2,291.9	(2,531.5)	65,220.4
Reinsurance contract assets held	1,970.0	7,050.7	2,182.3	11,203.0	413.7	–	(934.1)	10,682.6
Deferred income tax assets	48.3	123.3	57.7	229.3	0.9	88.6	6.2	325.0
Goodwill and intangible assets	784.6	2,230.6	1,068.1	4,083.3	12.8	4,181.7	0.4	8,278.2
Due from affiliates	215.5	18.3	8.2	242.0	347.4	1.4	(590.8)	–
Other assets	616.7	836.1	406.0	1,858.8	1,585.2	5,203.8	340.2	8,988.0
Investments in Fairfax insurance and reinsurance affiliates(2)	130.0	307.3	42.2	479.5	22.0	–	(501.5)	–
Total assets	18,962.6	48,653.7	13,004.5	80,620.8	6,489.4	11,767.4	(2,100.3)	96,777.3
Liabilities
Accounts payable and accrued liabilities	446.9	942.3	665.1	2,054.3	346.3	3,170.4	507.3	6,078.3
Derivative obligations	36.8	227.5	1.2	265.5	8.1	82.7	0.6	356.9
Deferred income tax liabilities	7.5	613.3	337.3	958.1	64.4	514.3	177.2	1,714.0
Insurance contract payables	40.4	205.5	63.3	309.2	613.8	–	–	923.0
Insurance contract liabilities	10,798.0	28,219.4	5,244.3	44,261.7	4,280.2	–	(939.7)	47,602.2
Due to affiliates	9.6	3.3	11.3	24.2	–	71.2	(95.4)	–
Borrowings – holding company and insurance and reinsurance companies	38.4	772.4	165.0	975.8	–	–	7,882.4	8,858.2
Borrowings – non-insurance companies	–	–	–	–	–	2,888.9	6.6	2,895.5
Total liabilities	11,377.6	30,983.7	6,487.5	48,848.8	5,312.8	6,727.5	7,539.0	68,428.1
Equity
Shareholders’ equity attributable to shareholders of Fairfax	7,585.0	17,137.4	6,177.5	30,899.9	1,172.2	4,907.9	(12,912.0)	24,068.0
Non-controlling interests	–	532.6	339.5	872.1	4.4	132.0	3,272.7	4,281.2
Total equity	7,585.0	17,670.0	6,517.0	31,772.0	1,176.6	5,039.9	(9,639.3)	28,349.2
Total liabilities and total equity	18,962.6	48,653.7	13,004.5	80,620.8	6,489.4	11,767.4	(2,100.3)	96,777.3
Capital
Borrowings	38.4	772.4	165.0	975.8	–	2,888.9	7,889.0	11,753.7
Investments in Fairfax affiliates	1,290.1	2,317.0	214.0	3,821.1	405.9	–	(4,227.0)	–
Shareholders’ equity attributable to shareholders of Fairfax	6,294.9	13,165.7	5,754.5	25,215.1	766.3	3,498.9	(5,412.3)	24,068.0
Non-controlling interests	–	2,187.3	548.5	2,735.8	4.4	1,541.0	–	4,281.2
Total capital	7,623.4	18,442.4	6,682.0	32,747.8	1,176.6	7,928.8	(1,750.3)	40,102.9
% of consolidated total capital	19.0%	46.0%	16.7%	81.7%	2.9%	19.8%	(4.4)%	100.0%

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.

(3)
Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Components of Consolidated Balance Sheets
Consolidated Balance Sheet Summary
Changes to the assets and liabilities on the company’s consolidated balance sheet at December 31, 2025 compared to December 31, 2024 were primarily affected by the classification of Eurolife Life Operations as held for sale as described in note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025, increased business volumes at the property and casualty insurance and reinsurance companies, interest and dividends remaining strong, primarily from the company’s fixed income portfolio, and unrealized appreciation of common stocks and bonds as described below.
Holding company cash and investments increased to $2,724.9 ($2,716.9 net of holding company derivative obligations) at December 31, 2025 from $2,502.7 at December 31, 2024 ($2,502.1 net of holding company derivative obligations). Significant cash transactions at the holding company in 2025 are set out in the Financial Condition section of this MD&A under the heading “Liquidity”.
Insurance contract receivables increased by $225.8 to $1,006.2 at December 31, 2025 from $780.4 at December 31, 2024 principally related to increases at Crum & Forster (primarily reflecting increased business volumes that resulted in higher balances from third party administrators due to the normal lag in associated collections) and at Allied World (primarily reflecting growth in business volumes), partially offset by a decrease at Brit (primarily reflecting the timing of settlements with agents and brokers).
Portfolio investments comprise investments carried at fair value and investments that are equity accounted, the aggregate carrying value of which was $72,921.8 at December 31, 2025 ($72,142.9 net of subsidiary derivative obligations) compared to an aggregate carrying value at December 31, 2024 of  $65,220.4 ($64,864.1 net of subsidiary derivative obligations). The increase of  $7,278.8 principally reflected net cash generated by insurance and reinsurance underwriting operations, interest and dividends earned by the property and casualty insurance and reinsurance companies of  $2,241.5, share of profit of associates of  $816.1 and net unrealized appreciation of common stocks and bonds, partially offset by the reclassification of Eurolife Life Operations’ portfolio investments to assets held for sale, in addition to the specific factors which caused movements in portfolio investments as discussed in the paragraphs that follow.
Subsidiary cash and short term investments increased by $1,294.5, primarily due to net cash generated by insurance and reinsurance underwriting operations and interest and dividends received primarily from the insurance and reinsurance companies’ fixed income portfolio, partially offset by the reclassification of cash and short term investments at Eurolife Life Operations to assets held for sale.
Bonds (including bonds pledged for derivative obligations) increased by $2,524.0, primarily reflecting net purchases of U.S. treasury bonds, other government bonds and first mortgage loans, and net unrealized gains on bonds as a result of the changing interest rate environment, partially offset by the net sales of corporate and other bonds and the reclassification of bonds at Eurolife Life Operations to assets held for sale.
Common stocks increased by $1,863.9 primarily reflecting net unrealized gains and net purchases of common stocks, partially offset by the reclassification of common stocks at Eurolife Life Operations to assets held for sale.
Investments in associates increased by $1,472.0 primarily reflecting share of profit of associates of  $816.1 and the commencement of the equity method of accounting for Albingia and The Keg, and share of other comprehensive income of associates (principally foreign currency translation gains), partially offset by the sale of the company’s investment in Sigma, partial sale of Eurobank and the recognition of distributions and dividends from associates and joint ventures.
Derivatives and other invested assets, net of derivative obligations, increased by $182.0 primarily reflecting net purchases and net unrealized gains on equity warrants and options and net acquisitions of investment properties, partially offset by lower receivables from counterparties on foreign exchange contracts.
Reinsurance contract assets held increased by $568.4 to $11,251.0 at December 31, 2025 from $10,682.6 at December 31, 2024 primarily reflecting increased business volumes (primarily at Allied World and Crum & Forster), the impact of the U.S. dollar weakening relative to the company’s reinsurance contract assets held denominated in other currencies and the effect of decreases in discount rates.
Deferred income tax assets increased by $42.1 to $367.1 at December 31, 2025 from $325.0 at December 31, 2024 primarily reflecting deferred income tax assets arising from restricted interest and financing expenses of AGT and an acquisition by Sleep Country.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Goodwill and intangible assets increased by $61.2 to $8,339.4 at December 31, 2025 from $8,278.2 at December 31, 2024 primarily reflecting acquisitions within Sleep Country and Recipe, the impact of the weakening of the U.S. dollar against a number of other currencies in which the company’s goodwill and intangible assets are denominated and additions to computer software, partially offset by the amortization of intangible assets, non-cash impairment charges at Boat Rocker prior to deconsolidation and the deconsolidation of The Keg as described in note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025.
The allocation by operating segment at December 31, 2025 of goodwill of  $4,230.4 and intangible assets of $4,109.0 (December 31, 2024 – $4,124.9 and $4,153.3), is described in note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2025. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2025 and it was concluded that no significant impairments had occurred.
Other assets decreased by $1,256.6 to $7,731.4 at December 31, 2025 from $8,988.0 at December 31, 2024 primarily reflecting the reclassification of Eurolife’s unit-linked insurance products as held for sale.
Accounts payable and accrued liabilities increased modestly by $41.4 to $6,119.7 at December 31, 2025 from $6,078.3 at December 31, 2024 primarily reflecting higher payables for securities purchased but not yet settled, as well as an increase in the carrying value of the company’s redemption liability on non-controlling interests of Eurolife, partially offset by lower lease liabilities due to the deconsolidation of The Keg.
Deferred income tax liabilities increased by $232.7 to $1,946.7 at December 31, 2025 from $1,714.0 at December 31, 2024 principally reflecting deferred income tax liabilities recognized on net unrealized gains on investments at the holding company (principally related to the company’s investment in long equity total return swaps on Fairfax subordinate voting shares) and at the property and casualty insurance and reinsurance companies.
Insurance contract payables decreased by $584.7 to $338.3 at December 31, 2025 from $923.0 at December 31, 2024 primarily reflecting a decrease in non-unit linked insurance products at Eurolife resulting from the classification of Eurolife Life Operations as held for sale.
Insurance contract liabilities increased by $2,838.8 to $50,441.0 at December 31, 2025 from $47,602.2 at December 31, 2024 primarily reflecting increased business volumes (principally at Crum & Forster, Odyssey Group and Allied World), current period catastrophe losses (principally in the Global Insurers and Reinsurers reporting segment), the impact of the U.S. dollar weakening relative to the company’s insurance contract liabilities denominated in other currencies and the effect of decreases in discount rates, partially offset by a decrease in insurance contract liabilities at Eurolife resulting from the classification of Eurolife Life Operations as held for sale.
Borrowings – holding company and insurance and reinsurance companies increased by $1,597.5 to $10,455.7 at December 31, 2025 from $8,858.2 at December 31, 2024 primarily reflecting the net proceeds of  $1,393.3 from the issuances of unsecured senior notes due 2035 and 2055 and higher euro denominated unsecured senior notes related to the strengthening of the euro relative to the U.S. dollar, partially offset by the annual payment of  $165.0 on the note payable to Burgan Bank and First Abu Dhabi Bank related to the acquisition of Gulf Insurance in 2023.
Borrowings – non-insurance companies increased by $291.7 to $3,187.2 at December 31, 2025 from $2,895.5 at December 31, 2024 primarily reflecting increased borrowings at Recipe to partially fund the repurchase and cancellation of its common shares not owned by Fairfax and acquisitions within Recipe, and increased borrowings at Sleep Country to support growth and an acquisition within Sleep Country, partially offset by decreased borrowings at Peak Achievement.
Non-controlling interests increased by $78.6 to $4,359.8 at December 31, 2025 from $4,281.2 at December 31, 2024 primarily reflecting the non-controlling interests’ share of net earnings ($511.4), partially offset by net changes in capitalization ($189.1, principally related Recipe’s repurchase and cancellation of its common shares not owned by the company), the deconsolidation of Boat Rocker and dividends paid to non-controlling interests ($181.8, primarily by the Global Insurers and Reinsurers reporting segment). For further details refer to note 16 (Total Equity) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025.
Comparison of 2024 to 2023 – Total assets and total liabilities increased to $96,777.3 and $68,428.1 at December 31, 2024 from $91,985.1 and $64,284.2 at December 31, 2023 primarily reflecting the acquisition of Sleep Country (October 1, 2024), and the consolidations of Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024), increased business volumes at the property and casualty insurance and reinsurance companies and a significant increase in interest and dividends primarily from the company’s fixed income portfolio. Refer to note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025 for additional details.
Liability for Incurred Claims for Insurance Contracts
Since 1985, in order to ensure so far as possible that the company’s liability for incurred claims for insurance contracts (often called “loss reserves” or “provision for claims”), is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company’s property and casualty insurance and reinsurance operations and at Life insurance and Run-off are subject to several reviews. The loss reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company’s Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company’s reserves or reserves for certain lines of business.
The tables below present the company’s property and casualty insurance and reinsurance companies and Run-off’s liability for incurred claims, on an undiscounted basis and excluding risk adjustment, by reporting segment and line of business:
December 31, 2025
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Run-off	Total(1)
Property	872.9	6,235.9	2,461.4	9,570.2	27.9	9,598.1
Casualty	10,165.2	23,736.4	1,680.4	35,582.0	942.3	36,524.3
Specialty	343.6	1,835.6	991.4	3,170.6	0.3	3,170.9
Insurance contracts – LIC (excluding risk adjustment and discounting)	11,381.7	31,807.9	5,133.2	48,322.8	970.5	49,293.3

(1)
Excludes provision for claims for life policy benefits of  $32.5.

December 31, 2024
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Run-off	Total(1)
Property	1,036.5	6,318.1	1,859.9	9,214.5	21.8	9,236.3
Casualty	8,862.9	21,521.8	1,446.4	31,831.1	987.2	32,818.3
Specialty	307.8	1,750.8	915.0	2,973.6	0.4	2,974.0
Insurance contracts – LIC (excluding risk adjustment and discounting)	10,207.2	29,590.7	4,221.3	44,019.2	1,009.4	45,028.6

(1)
Excludes provision for claims for life policy benefits of  $73.4.

In the ordinary course of carrying on business, the company’s property and casualty insurance and reinsurance and Run-off operations may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit) include: regulatory deposits (such as with U.S. states for workers’ compensation business); deposits of funds at Lloyd’s in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. Cash and investments pledged by the company’s subsidiaries at December 31, 2025 of  $9.7 billion, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2025, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations (these pledges do not involve the cross-collateralization by one subsidiary of another subsidiary’s obligations).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The liability for incurred claims for insurance contracts is established by the company’s insurance companies using the case method when claims are initially reported. The provisions for claims are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company’s reinsurance companies rely on initial and subsequent premium and loss information received from ceding companies to establish estimates of their provisions for losses. In determining the provision to cover the estimated ultimate liability for all of the company’s insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of losses including incurred but not reported losses based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.
As time passes, more information about claims becomes known and the liability for incurred claims for insurance contracts may consequently be adjusted upward or downward. Because of the various elements of estimation encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates can be developed.
The development of the provision for losses is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated reserves at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable prior year reserve development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable prior year reserve development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable (unfavourable) reserve development in the table that follows excludes the loss reserve development of a subsidiary in the year it is acquired.
Net favourable (unfavourable) prior year reserve development, on an undiscounted basis, by reporting segment for the years ended December 31 were comprised as follows:
	Favourable/(Unfavourable)
Property and Casualty Insurance and Reinsurance	2025	2024
North American Insurers	132.0	101.0
Global Insurers and Reinsurers	339.1	257.4
International Insurers and Reinsurers	280.4	235.2
Net favourable prior year reserve development	751.5	593.6
Run-off – net adverse prior year reserve development	(298.5)	(221.1)
Net favourable prior year reserve development	453.0	372.5
The company endeavours to establish an adequate liability for incurred claims for insurance contracts at the balance sheet date, with the objective of remaining prudently reserved during the expected claims settlement period. The reserves will always be subject to upward or downward experience adjustment in the future which could differ significantly from the past due to many unknown factors.
Available on Fairfax’s website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2025 are tables that show the historical reserve development of the liability for incurred claims for insurance contracts of the underlying operating companies in the company’s property and casualty insurance and reinsurance reporting segments: North American Insurers (comprised of Northbridge, Crum & Forster and Zenith National), Global Insurers and Reinsurers (comprised of Odyssey Group, Brit, Ki and Allied World) and International Insurers and Reinsurers.
Asbestos, Pollution and Other Latent Hazards
The company’s insurance contract liabilities and reinsurance contract assets held include estimates for exposure to asbestos claims, environmental pollution and other types of latent hazard claims (collectively “APO exposures”).
A number of the company’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims; substantially all of these claims are now managed by Run-off. The unpredictability of the underlying litigation, unsettled legal principles regarding coverage, and unfavourable legislation create uncertainty around these claims that significantly affects the ability of insurers and reinsurers to estimate the amount of unpaid claims and settlement expenses.
Asbestos trial results have been mixed, with some verdicts favourable for plaintiffs and others for defendants. Many courts in asbestos and other latent injury claims allow scientifically unsupported studies and reports as evidence of causation, fueling questionable claims. Recently, however, a few courts have applied evidence rules more diligently, disallowing the evidence and dismissing cases. A growing body of research in genetics provides further support for defenses asserting plaintiffs’ disease more likely was caused by genetic factors. The company continues to implement strategies regarding these issues and will evaluate and adjust its reserves as necessary.
The company also faces claims exposure from environmental pollution and other latent injury allegedly from exposure to harmful substances in pharmaceutical products, pesticides and other chemical products, and consumer products such as talc and home hair treatments. Claims of liability for sports-related head injury and opioid addiction are also presented. Increasing sexual molestation injury claims continue to present exposure to the company, as more states enact laws extending time to sue. The company also has received pollution and bodily injury claims involving per-and polyfluoroalkyl substances (“PFAS”) and bodily injury alleging silica exposure in cutting manufactured stone. The company monitors numerous other potential or emerging mass torts; often these torts do not implicate any policy for which the company is responsible, and sometimes the nature of the claims may place them outside the scope of coverage of policies that may otherwise be implicated. Disputes regarding coverage for lead paint, sexual molestation, and opioid addiction liabilities have resulted in rulings and precedents that may limit the company’s exposures, and coverage relating to various other types of tort claims remains in dispute and undecided.
Reserves for asbestos, pollution and other latent hazards cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. The uncertainty around future estimates is driven by the lack of historical experience to draw from, uncertainty surrounding the volume of such claims and reporting patterns, emerging science that examines the risk of disease posed by these substances, changes in law impacting both liability and coverage, inconsistent trial results, insolvencies of defendants and co-insurers, and social and economic inflation. As each insured presents different liability and coverage issues, the company evaluates its asbestos, pollution and other latent hazard exposure on an insured-by-insured basis. Since the mid-1990’s the company has utilized a sophisticated methodology that draws upon company experience and claim data sets to assess liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry “best practice”. In conjunction with the exposure-based analysis, the company also uses aggregate industry methods when setting its overall asbestos, pollution and other latent hazard reserves.
Following is an analysis of the company’s insurance contract liabilities, gross and net of reinsurance, undiscounted and excluding risk adjustment, from U.S. asbestos exposures for the years ended December 31:
	2025		2024
	Gross	Net(1)	Gross	Net(1)
Asbestos
Insurance contract liabilities for asbestos claims at January 1	839.1	707.0	997.7	787.5
Asbestos losses incurred during the year	273.5	175.0	146.4	119.2
Asbestos losses paid during the year	(318.6)	(222.0)	(305.0)	(199.7)
Insurance contract liabilities for asbestos claims at December 31	794.0	660.0	839.1	707.0

(1)
Net of asset for incurred claims for reinsurance contract assets held, undiscounted and excluding risk adjustment.

To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, policy coverage or the ability to recover reinsurance, additional adjustments to insurance contract liabilities beyond current estimates may emerge in future periods.
Reinsurance Contract Assets Held
The company’s property and casualty insurance and reinsurance operations purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously, and generally to protect capital by limiting loss exposure to acceptable levels.
Reinsurance contract assets held on the consolidated balance sheet increased by $568.4 from $10,682.6 at December 31, 2024 to $11,251.0 at December 31, 2025 (principally comprised of the asset for incurred claims for reinsurance contract assets held of  $10,946.2), primarily reflecting increased business volumes (primarily at Allied World and Crum & Forster), the impact of the U.S. dollar weakening relative to the company’s reinsurance contract assets held denominated in other currencies and the effect of decreases in discount rates.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the company’s top 10 reinsurance groups (ranked by reinsurance contract assets held from reinsurers, presented on an undiscounted basis excluding risk adjustment and including the unearned portion of premiums ceded to reinsurers) at December 31, 2025, which represented 48.4% (December 31, 2024 – 51.5%) of reinsurance contract assets held from reinsurers, undiscounted.
Reinsurance group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Reinsurance contract assets held, undiscounted(2)	Net unsecured reinsurance contract assets held, undiscounted(3)
Swiss Re	Swiss Reinsurance America Corporation	A+	1,195.3	1,177.5
Munich Re	Munich Reinsurance Company	A+	1,151.3	1,075.2
Everest	Everest Reinsurance (Bermuda), Ltd	A+	859.5	769.1
Sompo Holdings	Endurance Assurance Corporation	A+	753.4	741.2
RenaissanceRe	Renaissance Reinsurance U.S. Inc.	A+	703.6	694.7
Berkshire Hathaway	General Reinsurance Corporation	A++	692.1	692.4
Talanx	Hannover Rück SE	A+	633.9	629.7
MS&AD	MS First Capital Insurance Limited	A+	499.3	486.0
CVC Capital	Lloyd’s Syndicate 3500	A+	462.2	271.3
AIG	New Hampshire Insurance Company	A	416.5	410.5
Top 10 reinsurance groups			7,367.1	6,947.6
Other reinsurers			7,848.2	7,497.1
Reinsurance contract assets held, undiscounted			15,215.3	14,444.7
Provision for uncollectible reinsurance			(191.3)	(191.3)
Reinsurance contract assets held, undiscounted			15,024.0	14,253.4

(1)
Financial strength rating of principal reinsurer.

(2)
Excludes specific provisions for uncollectible reinsurance.

(3)
Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

Reinsurance contract assets held, undiscounted in the table above is reconciled to the amounts presented on the consolidated balance sheet at December 31, 2025 as follows:
December 31, 2025
As presented above	15,024.0
Effects of discounting	(1,596.9)
Risk adjustment for non-financial risk	1,146.1
Premiums payable to reinsurers and other	(3,322.2)
Reinsurance contract assets held	11,251.0

The following table presents reinsurance contract assets held, undiscounted from reinsurers at December 31, 2025 according to the financial strength rating of the reinsurers. Shown separately are pools and associations, which generally consist of government or similar insurance funds carrying limited credit risk.
A.M. Best rating (or S&P equivalent)	Reinsurance contract assets held, undiscounted	Balance for which security is held	Net unsecured reinsurance contract assets held, undiscounted
A++	1,041.0	5.5	1,035.5
A+	8,512.5	259.0	8,253.5
A	3,435.8	102.9	3,332.9
A-	785.7	31.9	753.8
B++	80.7	1.1	79.6
B+	20.6	–	20.6
B or lower	59.4	0.1	59.3
Not rated	982.7	370.1	612.6
Pools and associations	296.9	–	296.9
	15,215.3	770.6	14,444.7
Provision for uncollectible reinsurance	(191.3)		(191.3)
Reinsurance contract assets held, undiscounted	15,024.0		14,253.4
To support reinsurance contract assets held, undiscounted the company had the benefit of letters of credit or trust funds totaling $770.6 at December 31, 2025. In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.
Substantially all of the provision for uncollectible reinsurance of  $191.3 at December 31, 2025 related to net unsecured reinsurance contract assets held that are not rated (undiscounted of  $612.6 from the table above).
Credit risk associated with the company’s reinsurance contract assets held is discussed in note 22 (Financial Risk Management, under the heading “Credit Risk”) to the consolidated financial statements for the year ended December 31, 2025. From the credit risk analysis performed by its reinsurance security department, the company believes that its provision for uncollectible reinsurance is reasonable for all incurred losses arising from uncollectible reinsurance at December 31, 2025.
The consolidated net reinsurance result was a net cost of  $1,695.5 (2024 – $1,744.5), comprised of  (i) cost of reinsurance of  $5,522.1 (2024 – $6,197.7) that consists of premiums ceded to reinsurers of  $6,864.7 (2024 – $7,562.0), partially offset by commission income on ceded premiums of  $1,342.6 (2024 – $1,364.3), less (ii) recoveries of insurance service expenses of  $3,826.6 (2024 – $4,453.2) that included the effects of discounting and risk adjustment, which reduced recoveries of incurred claims by $429.3 (2024 – $470.5).
Year ended December 31, 2025
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Inter- company	Consolidated
Cost of reinsurance	(1,404.7)	(2,573.1)	(1,942.3)	(5,920.1)	(39.5)	437.5	(5,522.1)
Recoveries of insurance service expenses	1,287.5	1,914.7	960.5	4,162.7	136.0	(472.1)	3,826.6
Net reinsurance result	(117.2)	(658.4)	(981.8)	(1,757.4)	96.5	(34.6)	(1,695.5)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2024
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Inter- company	Consolidated
Cost of reinsurance	(1,297.9)	(2,706.2)	(2,592.4)	(6,596.5)	(27.2)	426.0	(6,197.7)
Recoveries of insurance service expenses	1,209.2	1,943.6	1,713.2	4,866.0	60.1	(472.9)	4,453.2
Net reinsurance result	(88.7)	(762.6)	(879.2)	(1,730.5)	32.9	(46.9)	(1,744.5)
Premiums ceded to reinsurers decreased to $6,864.7 in 2025 from $7,562.0 in 2024 principally reflecting a decrease at Gulf Insurance due to the termination of the AFYA insurance contract (which had a high cession rate) and increased retention at Brit and Ki, partially offset by higher ceded business volumes at Crum & Forster and Allied World.
Commission income on ceded premiums decreased marginally to $1,342.6 in 2025 from $1,364.3 in 2024, primarily following the decrease in premiums ceded to reinsurers, partially offset by a higher average commission rate.
Recoveries of insurance service expenses decreased to $3,826.6 in 2025 from $4,453.2 in 2024 principally reflecting the same factors as noted above for premiums ceded to reinsurers and improved current period ceded loss experience within the International Insurers and Reinsurers reporting segment.
The use of reinsurance in 2025 decreased cash provided by operating activities by approximately $1,446.0 (2024 – $1,245.5) primarily reflecting the timing of premiums paid to reinsurers, which was earlier than the collection of reinsurance on claims paid, and the profitability of the business ceded.
Investments
Hamblin Watsa Investment Counsel Ltd.
Hamblin Watsa Investment Counsel Ltd. (“Hamblin Watsa”) is a wholly owned subsidiary of the company that serves as the investment manager for the holding company, the property and casualty insurance and reinsurance operations, Life insurance and Run-off companies, and Fairfax India. Following a long term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets, assessing the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and maintaining a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.
Hamblin Watsa generally operates as a separate investment management entity, with the company’s Chief Executive Officer and one other corporate officer serving as members of Hamblin Watsa’s investment committee. This investment committee, led by Hamblin Watsa’s President and Chief Investment Officer, is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by Hamblin Watsa management. The company’s Board of Directors, management and operating companies served by Hamblin Watsa are kept apprised of significant investment decisions by Hamblin Watsa through the financial reporting process and periodic presentations by Hamblin Watsa management.

Overview of Investment Performance
Investments at their year-end carrying values (including at the holding company) for the company’s first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives, interest rate swaps and credit default swaps and included in common stocks are investments in associates and equity derivatives.
Year(1)	Cash and short term investments	Bonds(2)	Preferred stocks	Common stocks	Real estate(3)	Total investments(4)	Investments per share ($)(5)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
↕
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
2017(6)	19,186.2	10,392.5	299.6	9,014.1	363.0	39,255.4	1,414.55
2018	7,423.8	20,727.3	264.6	9,738.1	686.8	38,840.6	1,425.97
2019(7)	10,652.2	16,499.9	582.9	10,539.5	730.1	39,004.6	1,453.71
2020	13,860.6	16,483.3	609.9	11,504.9	712.7	43,171.4	1,649.24
2021(8)(9)	22,796.8	14,700.7	2,419.9	12,249.1	850.4	53,016.9	2,221.48
2022(10)	10,386.4	29,209.5	2,349.1	12,832.3	702.2	55,479.5	2,378.51
2023(11)	8,094.0	37,709.9	2,459.6	15,863.7	631.6	64,758.8	2,815.20
2024	8,698.1	38,547.0	2,385.2	16,930.3	805.6	67,366.2	3,108.95
2025(12)	9,226.2	41,141.2	2,320.1	21,139.9	1,032.4	74,859.8	3,589.35

(1)
IFRS basis since 2010.

(2)
Includes the company’s investment in other funds with a carrying value of  $419.4 at December 31, 2025 (December 31, 2024 – $389.9, December 31, 2023 – $305.7, December 31, 2022 – $202.8, December 31, 2021 – $195.5, December 31, 2020 – $195.4, December 31, 2019 – $175.6, December 31, 2018 – $150.3, December 31, 2017 – $90.9, December 31, 2016 – $157.1) that are invested principally in fixed income securities.

(3)
Includes the company’s equity accounted investments in KWF LPs, and Grivalia Properties prior to its consolidation effective July 4, 2017. Grivalia Properties was deconsolidated upon its merger into Eurobank on May 17, 2019. Eurobank is included in common stocks in the table above.

(4)
Comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet.

(5)
Total investments divided by the number of common shares effectively outstanding as presented in the consolidated financial statements. This supplementary financial measure is presented principally to indicate the significance of the company’s investments in the composition of book value per basic share.

(6)
Increases primarily related to Allied World’s investment portfolio of  $7,918.8, which the company commenced consolidating on July 6, 2017.

(7)
Excludes European Run-off’s portfolio investments that were included in assets held for sale on the consolidated balance sheet at December 31, 2019.

(8)
Increases in part related to the consolidation of Eurolife on July 14, 2021 and Singapore Re on June 17, 2021, and their investment portfolios of  $3,256.8 and $316.9 respectively.

(9)
Common stocks is restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023, principally related to the company’s equity accounted investment in Gulf Insurance.

(10)
Restated for the adoption of IFRS 17 on January 1, 2023.

(11)
Increases in part related to the consolidation of Gulf Insurance on December 26, 2023 and its investment portfolio of  $2,372.6.

(12)
Excludes Eurolife Life Operations’ portfolio investments of  $1,663.6 that were included in assets held for sale on the consolidated balance sheet at December 31, 2025. See note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025.

Investments per share increased by $480.40 to $3,589.35 at December 31, 2025 from $3,108.95 at December 31, 2024 primarily reflecting the factors that increased investments described under the heading “Components of Consolidated Balance Sheets” in this MD&A and the impact of the company’s purchases of its common shares for cancellation (principally pursuant to its normal course issuer bids). The company’s common shares effectively outstanding decreased to 20,856,086 at December 31, 2025 from 21,668,466 at December 31, 2024. Since 1985, investments per share has compounded at a rate of 18.0% per year, including the impact of acquisitions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and Dividends
The majority of interest and dividends is earned by the property and casualty insurance and reinsurance operations. Interest and dividends earned in the company’s first year and for the past ten years is presented in the following table. The company calculates a pre-tax and after-tax interest and dividends yield on average investments at carrying value, which are supplementary financial measures, to determine the return earned on investments during the holding period prior to realization of capital gains or losses.
		Interest and dividends
	Average	Pre-tax			After-tax
Year(1)	Investments at carrying value(2)	Amount(3)	Yield(4) (%)	Per share(5) ($)	Amount(3)	Yield(4) (%)	Per share(5) ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
↕
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
2017	33,843.1	559.0	1.65	21.42	410.9	1.21	15.74
2018	39,048.0	783.5	2.01	27.59	575.9	1.47	20.28
2019(6)	40,109.3	880.2	2.19	31.37	646.9	1.61	23.05
2020	41,088.0	769.2	1.87	27.75	565.4	1.38	20.40
2021(7)	48,094.2	640.8	1.33	23.34	471.0	0.98	17.15
2022(8)	54,248.2	961.8	1.77	37.96	706.9	1.30	27.90
2023	60,119.2	1,896.2	3.15	75.83	1,393.7	2.32	55.73
2024	66,062.5	2,511.9	3.80	103.95	1,846.2	2.79	76.40
2025(9)	71,944.8	2,574.0	3.58	111.51	1,891.9	2.63	81.96

(1)
IFRS basis since 2010 and all amounts in the table are calculated using information presented in the consolidated financial statements.

(2)
Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.

(3)
Pre-tax amount is as presented in the consolidated statement of earnings. After-tax amount is tax effected at the company’s Canadian statutory income tax rate.

(4)
Interest and dividends, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.

(5)
Calculated using the weighted average diluted number of common shares outstanding during the year as disclosed in the consolidated financial statements.

(6)
Average investments at carrying value and interest and dividends yield on a pre-tax and after-tax basis were calculated inclusive of European Run-off’s portfolio investments included in assets held for sale on the consolidated balance sheet at December 31, 2019.

(7)
Average investments at carrying value is restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.

(8)
Restated for the adoption of IFRS 17 on January 1, 2023.

(9)
Average investments at carrying value and interest and dividends yield on a pre-tax and after-tax basis were calculated inclusive of Eurolife Life Operations’ portfolio investments included in assets held for sale on the consolidated balance sheet at December 31, 2025.

Interest and dividends increased to $2,574.0 in 2025 from $2,511.9 in 2024, primarily reflecting higher interest income principally due to net purchases of other government bonds during 2024 and 2025 and investments related to Blizzard Vacatia during 2025, and higher dividend income on common stocks, partially offset by lower dividend income on preferred stocks in 2025 as dividends received in 2024 included a non-recurring dividend from the company’s holdings of Digit compulsory convertible preferred shares of  $112.3.
The company’s pre-tax interest and dividends yield of 3.58% in 2025 decreased from 3.80% in 2024 and the company’s after-tax interest and dividends yield of 2.63% in 2025 decreased from 2.79% in 2024, with the year-over-year decreases principally reflecting the decrease in duration of the fixed income portfolio from investments into short-dated U.S. treasury bonds and sales of long-dated U.S. treasury bonds, which generally carry lower yields than longer-dated securities.

Interest and dividends by reporting segment and category in 2025 and 2024 were comprised as shown in the following tables:
Year ended December 31, 2025
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Consolidated
Interest income:
Cash and short term investments	55.9	172.2	80.4	308.5	12.8	3.3	16.4	341.0
Bonds	511.3	1,217.9	263.6	1,992.8	98.0	6.2	12.2	2,109.2
Derivatives and other invested assets	(1.7)	8.5	7.2	14.0	1.1	3.5	(41.9)	(23.3)
	565.5	1,398.6	351.2	2,315.3	111.9	13.0	(13.3)	2,426.9
Dividends	48.1	87.4	46.7	182.2	13.4	7.1	24.5	227.2
Investment expenses	(74.9)	(142.9)	(38.2)	(256.0)	(11.8)	(42.4)	230.1	(80.1)
Interest and dividends	538.7	1,343.1	359.7	2,241.5	113.5	(22.3)	241.3	2,574.0
Year ended December 31, 2024
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Consolidated

Interest income:
Cash and short term investments	46.1	154.4	97.0	297.5	21.0	3.8	37.5	359.8
Bonds	511.9	1,181.2	237.2	1,930.3	102.9	14.0	8.1	2,055.3
Derivatives and other invested assets	(6.6)	(7.8)	1.1	(13.3)	1.2	2.0	(58.4)	(68.5)
	551.4	1,327.8	335.3	2,214.5	125.1	19.8	(12.8)	2,346.6
Dividends	33.3	60.2	142.0	235.5	12.9	13.5	1.0	262.9
Investment expenses	(71.8)	(128.6)	(25.0)	(225.4)	(11.6)	(42.4)	181.8	(97.6)
Interest and dividends	512.9	1,259.4	452.3	2,224.6	126.4	(9.1)	170.0	2,511.9
Share of Profit (Loss) of Associates
Share of profit of associates of  $816.1 in 2025 decreased from $956.3 in 2024 primarily reflecting the consolidation of the company’s investment in Peak Achievement on December 20, 2024 (share of profit of nil compared to $57.0 in 2024, principally reflecting its sale of Rawlings Sporting Goods), decreased share of profit of Eurobank (share of profit of  $474.1 compared to $515.0 in 2024), decreased share of profit of Quess (share of loss of  $23.4 compared to share of profit of  $10.4 in 2024), increased share of loss of Waterous Energy Fund III (share of loss of  $64.7 compared to $40.0 in 2024) and the sale of Sigma on March 28, 2025 (share of loss of  $7.4 compared to share of profit of  $33.8 in 2024), partially offset by continued strong performance of Poseidon (share of profit of  $286.9 compared to $212.6 in 2024) and a lower share of loss from Fairfax India’s investment in Sanmar ($45.2 compared to $72.7 in 2024).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Share of profit of associates by reporting segment and category in 2025 and 2024 were comprised as shown in the following tables:
Year ended December 31, 2025
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
Digit	–	–	55.1	55.1	–	–	–	55.1
Other	1.1	0.4	2.6	4.1	0.2	–	7.5	11.8
	1.1	0.4	57.7	59.2	0.2	–	7.5	66.9
Non-insurance:
India	2.4	0.1	–	2.5	–	79.1	(23.3)	58.3
Real estate	(2.3)	(6.6)	0.5	(8.4)	18.3	(0.4)	–	9.5
Other
Eurobank(1)	50.7	252.9	52.1	355.7	49.4	–	69.0	474.1
Poseidon	46.3	195.9	21.9	264.1	11.0	–	11.8	286.9
EXCO	3.4	23.1	6.3	32.8	2.9	–	16.8	52.5
Other(2)	(50.4)	(94.2)	10.4	(134.2)	2.2	0.3	(0.4)	(132.1)
	50.0	377.7	90.7	518.4	65.5	0.3	97.2	681.4
	50.1	371.2	91.2	512.5	83.8	79.0	73.9	749.2
Share of profit of associates	51.2	371.6	148.9	571.7	84.0	79.0	81.4	816.1
Year ended December 31, 2024
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
Digit	–	–	59.7	59.7	–	–	–	59.7
Other	1.1	1.1	6.3	8.5	–	–	(10.5)	(2.0)
	1.1	1.1	66.0	68.2	–	–	(10.5)	57.7
Non-insurance:
India	2.6	0.1	0.1	2.8	–	39.2	10.4	52.4
Real estate	2.6	(10.8)	0.2	(8.0)	(1.8)	0.1	–	(9.7)
Other
Eurobank	52.2	259.9	53.5	365.6	63.3	–	86.1	515.0
Poseidon	33.4	145.2	16.3	194.9	8.2	–	9.5	212.6
EXCO	11.2	17.5	4.8	33.5	2.2	–	3.9	39.6
Other(3)(4)	40.0	37.3	10.8	88.1	4.3	(1.1)	(2.6)	88.7
	136.8	459.9	85.4	682.1	78.0	(1.1)	96.9	855.9
	142.0	449.2	85.7	676.9	76.2	38.2	107.3	898.6
Share of profit of associates	143.1	450.3	151.7	745.1	76.2	38.2	96.8	956.3
See note 6 (Investments in Associates) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025 for details of transactions described below:
(1)
During 2025 the company sold 96.9 million shares of Eurobank for cash consideration of  $248.5 (€232.9) and recorded a net realized gain of  $58.5.

(2)
On March 28, 2025 the company sold its investment in Sigma for total consideration of  $327.1 and recorded a net realized gain of  $178.7.

(3)
On November 1, 2024 the company sold its investment in Stelco for total consideration of  $638.1 and recorded a net realized gain of  $343.7.

(4)
On December 20, 2024 the company increased its equity interest in Peak Achievement from 42.6% to 100.0% and commenced consolidating Peak Achievement.

Net Gains (Losses) on Investments
Net gains on investments of  $3,151.4 in 2025 (2024 – $1,067.2) was comprised as shown in the following table:
	2025			2024
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks(1)	391.3	1,099.9	1,491.2	507.0	(210.2)	296.8
Bonds and preferred stocks – convertible	100.2	78.5	178.7	18.2	(3.6)	14.6
Other equity derivatives(2)(3)	210.1	838.4	1,048.5	375.3	564.0	939.3
Disposition of non-insurance associates(4)(5)(6)(7)	233.8	–	233.8	575.5	–	575.5
Other	97.9	–	97.9	32.8	–	32.8
Long equity exposures and financial effects	1,033.3	2,016.8	3,050.1	1,508.8	350.2	1,859.0
Bonds	(190.6)	573.8	383.2	(16.5)	(590.8)	(607.3)
U.S. treasury bond forward contracts	(42.7)	44.9	2.2	(90.0)	(34.0)	(124.0)
Total bonds	(233.3)	618.7	385.4	(106.5)	(624.8)	(731.3)
Foreign currency(8)	(377.3)	(62.4)	(439.7)	166.6	(191.8)	(25.2)
Other	(59.3)	214.9	155.6	(17.9)	(17.4)	(35.3)
Net gains (losses) on investments	363.4	2,788.0	3,151.4	1,551.0	(483.8)	1,067.2
Net gains (losses) on bonds is comprised as follows:
Government bonds	(106.7)	627.0	520.3	24.8	(572.2)	(547.4)
U.S. states and municipalities	8.3	(3.0)	5.3	–	(6.0)	(6.0)
Corporate and other	(92.2)	(50.2)	(142.4)	(41.3)	(12.6)	(53.9)
	(190.6)	573.8	383.2	(16.5)	(590.8)	(607.3)
See note 5 (Cash and Investments), note 6 (Investments in Associates), note 7 (Derivatives) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025 for details of transactions described below:
(1)
During 2025 the company sold 25 million common shares of Orla Mining  for cash proceeds of  $316.5 (Cdn$441.1) and recorded a realized gain of  $228.1, of which $52.5 was recognized as unrealized gains in prior years. The company continued to hold Orla Mining common shares with a fair value of  $423.6 at December 31, 2025.

(2)
Other equity derivatives include long equity total return swaps and equity warrants and options. Net change in unrealized gains (losses) in 2025 included $782.7 in unrealized gains (2024 – $515.8) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares principally related to the increase in market value movement on Fairfax subordinate voting shares in the period for which collateral was pledged by the counterparties, with the fair value of  $1,815.4 at December 31, 2025 (December 31, 2024 – $1,032.7) recorded in holding company cash and investments.

(3)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are generally required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement. Net realized gains (losses) in 2025 included $57.9 in realized gains (2024 – $517.7) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, which represented cash-settlement amounts on market value movement since previous reset date of  $57.9 (2024 – $295.3). Realized gains in 2024 also included the cash-settlement of  $222.4 on closing $68.5 original notional amount of contracts, recorded in holding company cash and investments.

(4)
On March 28, 2025 the company sold its investment in Sigma for total consideration of  $327.1 and recorded a net realized gain of  $178.7.

(5)
During 2025 the company sold 96.9 million shares of Eurobank for cash consideration of  $248.5 (€232.9) and recorded a net realized gain of  $58.5.

(6)
On November 1, 2024 the company sold its investment in Stelco for total consideration of  $638.1 and recorded a net realized gain of $343.7.

(7)
On December 20, 2024 the company acquired additional interests in Peak Achievement, increasing its ownership from 42.6% to 100.0%. Accordingly, the company commenced consolidating Peak Achievement and recorded a realized remeasurement gain of  $203.4.

(8)
Foreign currency net losses during 2025 were primarily related to foreign currency net losses on foreign currency contracts, underwriting activities and investing activities. Foreign currency net losses on investing activities during 2025 primarily related to the strengthening of the U.S. dollar relative to the Indian rupee on Indian rupee denominated investments. Foreign currency net gains on investing activities during 2024 primarily related to the strengthening of the U.S. dollar relative to the Brazilian real, Canadian dollar and Egyptian pound on investments denominated in those currencies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Long equity exposures and financial effects:   Long equity exposures and financial effects exclude the company’s insurance and reinsurance investments in associates and joint ventures and other equity and equity-related holdings which are considered long term strategic holdings. During 2025 the company’s long equity exposures produced net gains of  $3,050.1, primarily comprised of net gains on common stocks ($1,491.2, including a realized gain on partial disposition of Orla Mining of  $228.1, of which $52.5 was recognized as unrealized gains in prior years), net gains of  $840.6 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares with Canadian banks as counterparties, net gains on convertible bonds and preferred stocks ($178.7), a realized gain on the disposition of the company’s equity accounted investment in Sigma ($178.7) and realized gains on the partial disposition of the company’s equity accounted investment in Eurobank ($58.5).
Net gains on long equity exposures of  $1,859.0 in 2024 were primarily comprised of net gains of  $1,033.5 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks, a net realized gain on the disposition of the company’s equity accounted investment in Stelco ($343.7), net gains on common stocks ($296.8), and a realized remeasurement gain on consolidation of Peak Achievement which was previously equity accounted ($203.4).
The net gains of  $1,033.5 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares in 2024 included realized gains on cash-settlement of  $222.4 on closing contracts during 2024 on 203,800 Fairfax subordinate voting shares with an original notional amount of  $68.5 (Cdn$88.9).
Bonds:   Net gains on bonds in 2025 of  $385.4 were primarily comprised of net gains on U.S. treasury bonds ($402.1), partially offset by net losses on corporate and other bonds ($142.4, principally related to U.S. corporate bonds). Net gains on bonds in 2025 were principally comprised of net unrealized gains driven by declines in short-to-mid dated U.S. treasury and certain other sovereign government bond yields during 2025.
Net losses on bonds in 2024 of  $731.3 were primarily comprised of net losses on U.S. treasury bonds ($515.7), U.S. treasury bond forward contracts ($124.0), Brazilian government bonds ($73.0) and corporate and other bonds ($53.9, principally related to U.S. corporate bonds), principally reflecting net unrealized losses related to the increase in interest rates in the fourth quarter of 2024.
The company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2025 of  $246.6 (December 31, 2024 – nil) to reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio).
The company has held forward contracts to buy U.S. treasury bonds, where the contracts held would provide an investment opportunity to buy U.S. treasury bonds as other fixed income investments mature, but no longer held any at December 31, 2025 (December 31, 2024 – notional amount of  $1,330.2). In addition, the company has held interest rate swap contracts that provided the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans completed in 2023, but no longer held any at December 31, 2025 (December 31, 2024 – notional amount of  $1,900.0). There were no other significant changes to the company’s framework used to monitor, evaluate and manage interest rate risk at December 31, 2025 compared to December 31, 2024.
Foreign currency:   Foreign currency net losses in 2025 of  $439.7 primarily reflected foreign currency net losses on foreign currency contracts of  $242.6, foreign currency net losses on underwriting activities of  $128.1 and foreign currency net losses on investing activities of  $69.0 (primarily related to the strengthening of the U.S. dollar relative to the Indian rupee on Indian rupee denominated investments).
Foreign currency net losses in 2024 of  $25.2 primarily reflected foreign currency net losses on investing activities of  $350.4 (primarily related to the strengthening of the U.S. dollar relative to the Brazilian real, Canadian dollar and Egyptian pound on Brazilian real, Canadian dollar and Egyptian pound denominated investments), partially offset by net gains on foreign currency contracts of  $234.1 and foreign currency net gains on underwriting activities of $91.1.
Other:   Other net gains in 2025 of  $155.6 principally reflected unrealized gains on other derivative instruments, other funds that are invested principally in fixed income securities, and investment property, partially offset by an increase in the carrying value of the company’s redemption liability on non-controlling interests of Eurolife.
Other net losses in 2024 of  $35.3 principally reflected unrealized losses of  $154.3 on the company’s holdings of Digit compulsory convertible preferred shares (which was partially offset by dividends received of  $112.3 and recorded within interest and dividends in the consolidated statement of earnings), partially offset by net gains on other preferred share investments and other funds that are invested principally in fixed income securities.

Total Return on the Investment Portfolio
The following table presents the performance of the investment portfolio for the company’s first year and for the past ten years. Effective January 1, 2010 the company adopted IFRS Accounting Standards and was required to carry the majority of its investments at FVTPL and as a result, total return on average investments for the years commencing in 2010 includes interest and dividends, net gains (losses) on investments and share of profit (loss) of associates, as presented in the consolidated statement of earnings, expressed as a percentage of average investments at carrying value. All amounts described above used in the calculation of total return on average investments are included on a pre-tax basis, and are as presented in the consolidated financial statements.
Year(1)	Average investments at carrying value(2)	Interest and dividends	Net gains (losses) on investments(3)	Share of profit (loss) of associates	Total return on average investments
						(%)
1986	46.3	3.4	0.7	–	3.9	8.4
↕
2016	28,723.4	555.2	(1,223.3)	24.2	(643.9)	(2.2)
2017	33,843.1	559.0	1,542.4	200.5	2,301.9	6.8
2018	39,048.0	783.5	221.3	221.1	1,225.9	3.1
2019(4)	40,109.3	880.2	1,710.6	169.6	2,760.4	6.9
2020	41,088.0	769.2	329.9	(112.8)	986.3	2.4
2021(5)	48,094.2	640.8	3,403.9	402.0	4,446.7	9.2
2022(6)	54,248.2	961.8	(1,743.0)	1,022.4	241.2	0.4
2023	60,119.2	1,896.2	2,119.7	1,022.2	5,038.1	8.4
2024	66,062.5	2,511.9	976.1	956.3	4,444.3	6.7
2025(7)	71,944.8	2,574.0	3,279.5	816.1	6,669.6	9.3
Cumulative from inception		22,022.6	20,934.7	5,159.7	49,381.0	7.7(8)

(1)
IFRS basis since 2010.

(2)
Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.

(3)
Excludes foreign currency net gains (losses) recognized on the company’s underwriting activities since 2008, as presented in the consolidated financial statements. For the years 1986 to 2006, included net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company’s investment portfolio was carried at cost or amortized cost under Canadian GAAP.

(4)
Average investments at carrying value and total return on average investments were calculated inclusive of European Run-off’s portfolio investments that were presented in assets held for sale on the consolidated balance sheet at December 31, 2019.

(5)
Average investments at carrying value is restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.

(6)
Restated for the adoption of IFRS 17 on January 1, 2023.

(7)
Average investments at carrying value and total return on average investments were calculated inclusive of Eurolife Life Operations’ portfolio investments that were presented in assets held for sale on the consolidated balance sheet at December 31, 2025.

(8)
Simple average of the total return on average investments for each of the 40 years.

Investment gains have been an important component of the company’s financial results since 1985, having contributed an aggregate $21,993.4 (pre-tax) to total equity since inception, which includes an amount excluded from the table above of  $1,058.7 previously recognized in accumulated other comprehensive income (loss) which was reclassified directly to retained earnings on January 1, 2010 upon the company’s adoption of IFRS. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2025, total return on average investments has averaged 7.7%.
The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Bonds
Credit Risk
At December 31, 2025, 76.0% (December 31, 2024 – 79.9%) of the fixed income portfolio’s carrying value was rated investment grade or better, with 64.1% (December 31, 2024 – 56.2%) rated AA or better (primarily consisting of government bonds). At December 31, 2025 the fixed income portfolio included the company’s investments in first mortgage loans of  $5,402.5 (December 31, 2024 – $4,777.8) secured by real estate predominantly in the U.S., Europe and Canada, reducing the company’s credit risk exposure related to these investments. Refer to note 22 (Financial Risk Management, under the heading “Investments in Debt Instruments”) to the consolidated financial statements for the year ended December 31, 2025 for a discussion of the company’s exposure to credit risk in its fixed income portfolio.
Interest Rate Risk
Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $783.1 and $1,535.6 respectively (2024 – $1,152.1 and $2,209.6).
The company’s exposure to interest rate risk decreased during 2025 through the decrease in duration of the fixed income portfolio primarily as a result of investments in short-dated U.S. treasury bonds, funded principally by net cash generated from insurance and reinsurance underwriting operations, interest and dividends received on the investment portfolio and sales of long-dated U.S. treasury bonds. The company also no longer held forward contracts to buy U.S. treasury bonds, as described earlier.
Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and the liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company’s net earnings is typically partially mitigated. The net cost of the effect of decreases in discount rates on prior years’ net losses on claims of  $443.9 during 2025 was partially offset by net gains recorded on the company’s bond portfolio of  $385.4.
The company’s exposure to interest rate risk is discussed further in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.
Common Stocks
The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The change in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings are considered long term strategic holdings and therefore excluded from the following analysis.
During 2025 the company’s equity and equity-related exposure increased, primarily reflecting net unrealized appreciation on common stock positions, share of profit of associates, an increase in the notional amount of long equity total return swaps on individual equities for investment purposes (primarily from the net gains of  $840.6 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks) and net purchases of common stocks.
The company’s risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. In the foreseeable future, the company will remain focused on its long term value-oriented investment philosophy, seeking investments that are attractively priced, selling at a discount to intrinsic value and afford a margin of safety.
A hypothetical decrease in global equity markets of 10% and 20% at December 31, 2025 would potentially decrease the company’s net earnings by $1,017.5 and $1,998.4 (December 31, 2024 – by $798.2 and $1,576.4). The company’s long equity exposures and exposure to market price fluctuations are discussed further in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.

The company’s holdings of common stocks, long equity total return swaps and non-insurance investments in associates at December 31, 2025 and 2024 are summarized by the issuer’s primary industry in the table below.
	December 31, 2025(1)(2)	December 31, 2024(1)(2)
Financials and investment funds	12,800.1	10,705.2
Commercial and industrial	5,836.4	4,786.1
Consumer products and other	3,255.8	2,470.9
	21,892.3	17,962.2

(1)
Excludes other funds that are invested principally in fixed income securities at December 31, 2025 of  $419.4 (December 31, 2024 – $389.9).

(2)
Excludes the company’s insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.

The company’s top 10 holdings of common stocks, long equity total return swaps and non-insurance investments in associates at December 31, 2025 and 2024 are summarized by the issuer’s country of domicile in the table below.
	December 31, 2025(1)(2)	December 31, 2024(1)(2)
Canada(3)	8,228.9	6,530.9
United States(4)	4,146.4	3,419.7
Greece(5)	3,273.0	2,646.8
India(6)	2,744.0	2,417.6
Egypt	531.8	341.3
United Kingdom	385.6	400.0
Sri Lanka	364.0	237.6
Singapore	301.7	215.5
Netherlands	163.3	142.7
South Africa	152.9	123.8
All other	1,600.7	1,486.3
	21,892.3	17,962.2

(1)
Excludes other funds that are invested principally in fixed income securities at December 31, 2025 of  $419.4 (December 31, 2024 – $389.9).

(2)
Excludes the company’s insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.

(3)
The year-over-year increase primarily reflects net gains on investments recognized on the company’s investments in long equity total return swaps on Fairfax subordinate voting shares, net unrealized appreciation on common stock positions, net purchases of common stocks and share of profits from associates.

(4)
The year-over-year increase primarily reflects net purchases of common stocks.

(5)
The year-over-year increase primarily reflects net purchases of common stocks, share of profits from Eurobank and net unrealized appreciation on common stock positions, partially offset by the partial sale of, and dividends paid by, Eurobank, and the reclassification of common stocks at Eurolife Life Operations to assets held for sale.

(6)
Principally held by Fairfax India, in which the company has a 42.9% economic ownership interest and the remaining 57.1% is held by non-controlling interests.

Derivatives and Derivative Counterparties
The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company’s exposure to net derivative counterparty risk at December 31, 2025 was estimated to be $56.2 (December 31, 2024 – $199.0).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Refer to note 22 (Financial Risk Management, under the heading “Credit Risk – Counterparties to Derivative Contracts”) to the consolidated financial statements for the year ended December 31, 2025 for a discussion and tabular analysis of the company’s exposure to derivative counterparty risk.
Float
Float in the insurance industry refers to the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims. The company calculates its float as the sum of its property and casualty insurance contract liabilities (excluding the effects of the risk adjustment and discounting) and insurance contract payables, less the sum of its reinsurance contract assets held (excluding the effects of the risk adjustment and discounting) and insurance contract receivables. The annual cost (benefit) of float is calculated by expressing annual underwriting profit (loss) as a percentage of average float for the year (the simple average of float at the beginning and end of the year) and results in an annual (benefit) cost in years where the company has an underwriting profit (loss).
The following table presents the average float and the benefit of generating that float for the company’s property and casualty insurance and reinsurance operations. In 2025 the average float increased by 8.6% to $37,362.3, at no cost to the company as a result of the company generating an underwriting profit. Economically, compared to the cost of borrowing funds for investing implied by the 2025 average long-term Canada treasury bond yield of 3.6%, the company effectively had a benefit of float of 4.9% in 2025 that resulted in a net all-in benefit of 8.5% in 2025.
Year	Underwriting profit(1)	Average float(1)	Benefit of float	Average long term Canada treasury bond yield
1986	2.5	21.6	(11.6)%	9.6%
↕
2021	801.2	24,320.9	(3.3)%	1.9%
2022	1,105.3	27,775.2	(4.0)%	2.8%
2023	1,522.2	31,249.8	(4.9)%	3.3%
2024	1,791.4	34,398.1	(5.2)%	3.3%
2025	1,816.6	37,362.3	(4.9)%	3.6%
Weighted average since inception			(1.7)%	3.1%
Fairfax’s weighted average net benefit of float since inception			(4.8)%

(1)
IFRS 17 basis for 2022 to 2025; IFRS 4 basis for 2010 to 2021; Canadian GAAP basis for 2009 and prior. Underwriting profit of the property and casualty insurance and reinsurance subsidiaries for 2025 and 2024 is presented in the Sources of Net Earnings section of this MD&A.

The table above presents the company’s weighted average net benefit of float since inception of 1.7%, which means that float has not cost the company anything but instead has provided a net benefit compared to the cost of borrowing implied by the weighted average long term Canada treasury bond yield since inception of 3.1%, resulting in an advantage to the company as noted in Fairfax’s weighted average net benefit of float since inception of 4.8%. The company’s long term goal is to increase float at no cost, by achieving undiscounted combined ratios consistently below 100%, and to invest that float for positive investment returns.
Year-end float for the most recent five years was comprised as follows:
	Property and Casualty Insurance and Reinsurance
Year(1)	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Run-off(2)	Consolidated Float
2021	7,026.9	17,262.5	1,647.4	25,936.8	1,900.1	27,836.9
2022	7,873.3	19,577.5	1,632.9	29,083.7	1,775.4	30,859.1
2023	8,890.2	21,391.8	3,133.9	33,415.9	1,659.2	35,075.1
2024	9,574.1	22,657.2	3,149.0	35,380.3	1,529.7	36,910.0
2025	10,430.5	25,208.4	3,705.4	39,344.3	1,460.0	40,804.3

(1)
IFRS 17 basis for 2022 to 2025; IFRS 4 basis for 2021.

(2)
Run-off is an operating segment included in the Life insurance and Run-off reporting segment.

During 2025 the company’s property and casualty insurance and reinsurance float increased by $3,964.0 to $39,344.3, at no cost to the company, primarily reflecting increased float at each of the companies within the Global Insurers and Reinsurers reporting segment and the North American Insurers reporting segment, together with an increase in the International Insurers and Reinsurers reporting segment, primarily at Gulf Insurance. The increased float reflected increased business volumes, which resulted in growth in premiums held ahead of increased net claim payments (reflected in increased insurance contract liabilities on the consolidated balance sheet) which was partially offset by increases in reinsurance contract assets held, in line with the company’s use of reinsurance, and increased insurance contract receivables. The company’s consolidated float was also partially impacted by the decrease at Run-off, principally as a result of decreased insurance contract liabilities reflecting Run-off’s continued progress settling its claim liabilities, partially offset by net adverse prior year reserve development on legacy claims, primarily asbestos and other latent hazard claims as discussed in the Life insurance and Run-off section of this MD&A.
Float, average float and cost (benefit) of float are supplementary financial measures that are calculated using amounts presented in the consolidated financial statements, excluding the company’s life insurance operations and excluding the effects of the risk adjustment and discounting. Float in the table above is reconciled to the amounts presented on the company’s consolidated balance sheets as at December 31 as follows:
	December 31, 2025
	As presented above	Life insurance operations	Risk adjustment	Discounting	Consolidated
Insurance contract liabilities(1)	53,082.2	313.6	3,919.3	(6,874.1)	50,441.0
Insurance contract payables(1)	328.6	9.7	–	–	338.3
	53,410.8	323.3	3,919.3	(6,874.1)	50,779.3
Reinsurance contract assets held	11,600.4	101.3	1,146.1	(1,596.9)	11,250.9
Insurance contract receivables	1,006.2	–	–	–	1,006.2
	12,606.6	101.3	1,146.1	(1,596.9)	12,257.1
Float	40,804.2	222.0	2,773.2	(5,277.2)	38,522.2

(1)
The decrease at Life insurance operations primarily reflects the classification of the Eurolife Life Operations as held for sale, as described in the Business Developments section of this MD&A.

	December 31, 2024
	As presented above	Life insurance operations	Risk adjustment	Discounting	Consolidated
Insurance contract liabilities	48,553.2	2,904.2	3,625.2	(7,480.4)	47,602.2
Insurance contract payables	324.9	598.1	–	–	923.0
	48,878.1	3,502.3	3,625.2	(7,480.4)	48,525.2
Reinsurance contract assets held	11,187.7	70.8	1,097.9	(1,673.8)	10,682.6
Insurance contract receivables	780.4	–	–	–	780.4
	11,968.1	70.8	1,097.9	(1,673.8)	11,463.0
Float	36,910.0	3,431.5	2,527.3	(5,806.6)	37,062.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financial Condition
Capital Resources and Management
The company’s total capital significantly increased by $4,414.1 to $44,517.0 at December 31, 2025 from $40,102.9 at December 31, 2024, principally reflecting: (i) an increase in common shareholders’ equity of  $3,322.8, primarily reflecting net earnings attributable to shareholders of Fairfax of  $4,772.4 and other comprehensive income of $424.6, primarily related to unrealized foreign currency translation gains, net of hedges, as a result of the strengthening of foreign currencies against the U.S. dollar, partially offset by purchases of 1,006,535 subordinate voting shares for cancellation for cash consideration of  $1,625.2, and payments of common and preferred share dividends of  $368.1; and (ii) an increase in total debt of  $1,889.2, principally due to issuances of unsecured senior notes by the holding company and increased borrowings at the non-insurance companies as described in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2025.
The company’s property and casualty insurance and reinsurance companies continued to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. Changes in total capital and the components thereof, the company’s capital management measures and ratios, and capital levels of the property and casualty insurance and reinsurance companies are described in note 22 (Financial Risk Management, under the heading of  “Capital Management”) to the consolidated financial statements for the year ended December 31, 2025.
A common measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio, a supplementary financial measure which is used by the company to evaluate capital adequacy and underwriting capacity, is presented below for the property and casualty insurance and reinsurance companies:
	Net premiums written to statutory surplus
	2025	2024
Property and Casualty Insurance and Reinsurance
North American Insurers
Northbridge	1.1	1.3
Crum & Forster	1.5	1.6
Zenith National	1.2	1.1
Global Insurers and Reinsurers
Allied World(1)	0.7	0.8
Odyssey Group	0.7	0.8
Brit	0.9	0.8
Ki	1.0	1.1
International Insurers and Reinsurers
Gulf Insurance	1.5	1.6
Fairfax Asia(2)	0.6	0.6
Other	0.9	1.0
U.S. insurance industry	0.8	0.8

(1)
Allied World’s ratios use its U.S. GAAP equity of  $7,132.1 at December 31, 2025 (2024 – $6,011.9).

(2)
Total equity excludes certain holding company investments.

The issuer credit ratings and financial strength ratings of Fairfax and its property and casualty insurance and reinsurance operating companies at December 31, 2025 were as follows:
	A.M. Best	Standard & Poor’s	Moody’s	DBRS	Fitch
Issuer Credit Ratings
Fairfax Financial Holdings Limited	a-	A-	Baa2	A (low)	BBB+
Financial Strength Ratings
North American Insurers
Northbridge Financial Corporation(1)	A+	AA-	A3	A (high)	–
Crum & Forster Holdings Corp.(1)	A+	AA-	A3	–	–
Zenith National Insurance Corp.(1)	A	AA-	A3	–	–
Global Insurers and Reinsurers
Allied World Assurance Company Holdings, Ltd(1)	A+	AA-	A2	–	–
Odyssey Group Holdings, Inc.(1)	A+	AA-	A2	–	–
Brit Group Holdings Limited(2)	A+	AA-	–	–	AA-
Ki Financial Limited(2)	A+	AA-	–	–	AA-
International Insurers and Reinsurers
Gulf Insurance Group K.S.C.P.	A	A+	A2	–	–
Falcon Insurance Company (Hong Kong) Limited	–	AA-	–	–	–
Singapore Reinsurance Corporation Limited	A	AA-	–	–	–
Wentworth Insurance Company Ltd.	A	–	–	–	–
Polish Re	A-	A+	–	–	–
Colonnade Insurance S.A.	A-	–	–	–	–
Southbridge Chile(3)	A	–	–	–	–

(1)
Financial strength ratings apply to the operating companies.

(2)
Brit and Ki’s ratings are the A.M. Best, Standard & Poor’s and Fitch ratings assigned to Lloyd’s.

(3)
Subsequent to December 31, 2025, on February 6, 2026, A.M. Best assigned a financial strength rating of A to Southbridge Chile.

During 2025, S&P upgraded the issuer credit rating of Fairfax from BBB+ to A- and the financial strength ratings of each of the operating companies within the North American Insurers reporting segment, Allied World, Odyssey Group and Falcon Insurance from A+ to AA-. A.M. Best upgraded the issuer credit rating of Fairfax from bbb+ to a- and the financial strength ratings of Northbridge, Crum & Forster and Allied World from A to A+. Fitch upgraded the senior debt rating of Fairfax from BBB to BBB+. Also during 2025, S&P assigned financial strength ratings to Singapore Re and Polish Re of AA- and A+, respectively. There were no other changes in the issuer credit ratings and financial strength ratings of Fairfax and its property and casualty insurance and reinsurance operating companies at December 31, 2025 compared to December 31, 2024.
Book Value Per Basic Share
Common shareholders’ equity at December 31, 2025 of  $26,282.6 or $1,260.19 per basic share compared to $22,959.8 or $1,059.60 per basic share at December 31, 2024, representing an increase per basic share in 2025 of 18.9% (without adjustment for the $15.00 per common share dividend paid in the first quarter of 2025; an increase of 20.5% adjusted to include that dividend).
The increase in book value per basic share was primarily due to record net earnings attributable to shareholders of Fairfax of  $4,772.4 and other comprehensive income of  $354.8 relating to unrealized foreign currency translation gains net of hedges as a result of the strengthening of many foreign currencies against the U.S. dollar, partially offset by purchases of subordinate voting shares for cancellation for cash consideration of  $1,625.2 and payments of common and preferred share dividends of  $368.1.
During 2025 the number of common shares effectively outstanding decreased by 812,380, as a result of purchases of 1,006,535 subordinate voting shares for cancellation, partially offset by net issuances of 194,155 subordinate

FAIRFAX FINANCIAL HOLDINGS LIMITED

voting shares from treasury (for use in the company’s share-based payment awards). At December 31, 2025 there were 20,856,086 common shares effectively outstanding.
In the most recent five years the company has not issued any common shares and has purchased common shares for cancellation as follows:
Year	Number of subordinate voting shares purchased	Average purchase price per share(1)	Net purchase cost
2021(2)	2,137,923	$494.92	1,058.1
2022(3)	387,790	$514.71	199.6
2023(3)	364,723	$749.99	273.6
2024(3)	1,346,953	$1,179.24	1,588.4
2025(3)	1,006,535	$1,614.69	1,625.2

(1)
The company calculates average purchase price per share for annual periods as aggregate net purchase cost divided by the number of subordinate voting shares purchased for cancellation, calculated using amounts presented in the consolidated financial statements.

(2)
Subordinate voting shares purchased for cancellation under a substantial issuer bid completed on December 29, 2021 for 2,000,000 shares at $500.00 per share, and under the terms of the company’s normal course issuer bids for 137,923 shares.

(3)
Subordinate voting shares purchased for cancellation under the terms of the company’s normal course issuer bids. In 2024, included were 275,000 subordinate voting shares purchased from Prem Watsa, the company’s Chairman and CEO, for $304.3 pursuant to an exemption from the issuer bid requirements contained in applicable Canadian securities laws.

Excess (deficiency) of fair value over carrying value
The table below presents the pre-tax excess (deficiency) of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over carrying value of these investments at December 31, 2025 was $3,139.6 compared to $1,480.5 at December 31, 2024, with $1,426.1 of that increase related to the company’s investment in publicly traded Eurobank.
	December 31, 2025			December 31, 2024
	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value	Excess of fair value over carrying value
Non-insurance associates(1):
Eurobank	4,703.0	2,728.2	1,974.8	2,923.5	2,374.8	548.7
Poseidon	2,640.4	2,046.4	594.0	2,046.3	1,858.5	187.8
Other non-insurance associates	2,570.3	2,682.3	(112.0)	2,425.1	2,382.6	42.5
	9,913.7	7,456.9	2,456.8	7,394.9	6,615.9	779.0
Non-insurance companies(2):
Fairfax India	973.1	724.5	248.6	910.9	678.6	232.3
Thomas Cook India	496.9	222.4	274.5	687.5	220.3	467.2
Other non-insurance companies(3)	264.8	105.1	159.7	180.6	178.6	2.0
	1,734.8	1,052.0	682.8	1,779.0	1,077.5	701.5
	11,648.5	8,508.9	3,139.6	9,173.9	7,693.4	1,480.5

(1)
The fair values and adjusted carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2025, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker (deconsolidated on August 1, 2025).

(2)
The fair values of the company’s investments in market traded non-insurance companies – Fairfax India, Thomas Cook India, Dexterra Group and Boat Rocker (deconsolidated on August 1, 2025) – are calculated as the company’s pro rata ownership share of each subsidiary’s market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents its total equity as included in the company’s consolidated financial statements for the year ended December 31, 2025, less the subsidiary’s non-controlling interests as included in note 16 (Total Equity) to those consolidated financial statements.

(3)
Includes Dexterra Group, and also Boat Rocker at December 31, 2024.

Normal course issuer bid
Following the expiry on September 29, 2025 of its then current normal course issuer bid, on September 30, 2025 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2026, to acquire up to 2,187,316 subordinate voting shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares and 950,000 Series K preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.
During 2025, the company redeemed all of its Series E, F, G, H, I, J and M cumulative preferred shares with a carrying value of  $876.5 for $689.4 (Cdn$25.00 per share) and recognized a gain of  $187.1 in net changes in capitalization in the consolidated statement of changes in equity. During 2024, the company redeemed all of its Series C and D cumulative preferred shares with a carrying value of  $227.3 for $173.8 (Cdn$25.00 per share) and recognized a gain of  $53.5 in net changes in capitalization in the consolidated statement of changes in equity. Refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2025 for details.
During 2025 the company purchased for cancellation 1,006,535 subordinate voting shares (2024 – 1,346,953) primarily under its normal course issuer bids at a cost of  $1,625.2 (2024 – $1,588.4; included were 275,000 subordinate voting shares purchased from Prem Watsa, the company’s Chairman and CEO, for $304.3 pursuant to an exemption from the issuer bid requirements contained in applicable Canadian securities laws).
The company’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share, net earnings per diluted share and book value per basic share figures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Liquidity
The following table presents major components of cash flows for the years ended December 31:
	2025	2024
Operating activities
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL)	6,478.5	4,509.7
Net purchases of investments classified at FVTPL	(4,059.1)	(515.8)
	2,419.4	3,993.9
Investing activities
Purchases of investments in associates	(1,281.7)	(630.0)
Sales of investments in associates	630.0	682.7
Distributions and dividends from investments in associates	740.0	419.6
Purchases of subsidiaries, net of cash acquired	(222.8)	(1,421.0)
Proceeds from sale of non-insurance subsidiaries, net of cash divested	278.6	67.4
Net purchases of premises and equipment and intangible assets	(586.2)	(408.8)
Net purchases of investment property	(22.7)	(33.0)
Deconsolidation of non-insurance subsidiaries	(59.0)	–
	(523.8)	(1,323.1)
Financing activities
Net proceeds from borrowings – holding company and insurance and reinsurance companies	1,458.8	2,430.9
Repayments of borrowings – holding company and insurance and reinsurance companies	(212.1)	(1,209.8)
Net borrowings on other revolving credit facilities – insurance and reinsurance companies	84.9	–
Net proceeds from borrowings – non-insurance companies	603.8	1,380.9
Repayments of borrowings – non-insurance companies	(560.0)	(665.2)
Net borrowings (repayments) on revolving credit facilities and short term loans – non-insurance companies	239.4	(51.2)
Redemptions of preferred shares	(689.4)	(173.8)
Principal payments on lease liabilities – holding company and insurance and reinsurance companies	(71.9)	(62.6)
Principal payments on lease liabilities – non-insurance companies	(147.9)	(139.8)
Purchases of subordinate voting shares for treasury (for share-based payment awards)	(189.1)	(240.4)
Purchases of subordinate voting shares for cancellation	(1,625.2)	(1,588.4)
Issuances of subsidiary shares to non-controlling interests	14.9	1.3
Purchases of subsidiary shares from non-controlling interests	(181.3)	(539.9)
Sales of subsidiary common shares to non-controlling interests	–	0.9
Common and preferred share dividends paid	(368.1)	(411.7)
Dividends paid to non-controlling interests	(181.8)	(294.7)
	(1,825.0)	(1,563.5)
Increase in cash and cash equivalents during the year	70.6	1,107.3
For details of the transactions discussed below, see note 6 (Investments in Associates), note 15 (Borrowings), note 16 (Total Equity) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025.
Operating activities for the years ended December 31, 2025 and 2024
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $6,478.5 in 2025 from $4,509.7 in 2024, principally reflecting higher net premium collections and a net decrease in restricted cash and cash equivalents in 2025 (primarily related to restricted cash at December 31, 2024 of  $835.0 held at a depository that was released on January 1, 2025 in connection with the company’s investments in Blizzard Vacatia), partially offset by higher net paid losses. Refer to the consolidated statements of cash flows and to note 25 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2025 for details of operating activities, including net purchases of investments classified at FVTPL.
Investing activities for the year ended December 31, 2025
Purchases of investments in associates of  $1,281.7 primarily reflected additional investments of  $588.4 in Waterous Energy Fund III, an investment of  $236.5 (€209.7) for an indirect equity interest in Albingia and the first two installment payments totaling $178.5 paid by Fairfax India pursuant to its additional investment in Bangalore Airport.
Sales of investments in associates of  $630.0 primarily reflected proceeds from the sale of the company’s investment in Sigma for cash consideration of  $284.1 and the partial sale of the company’s investment in Eurobank for cash consideration of  $248.5 (€232.9), which was undertaken primarily to maintain the company’s equity interest in Eurobank below the regulatory threshold of 33.3%.
Distributions and dividends from investments in associates of  $740.0 were primarily from the company’s non-insurance associates and joint ventures, of which $365.6 were distributions from Waterous Energy Fund III and $203.8 (€179.3) was the company’s share of dividends from Eurobank.
Purchases of subsidiaries, net of cash acquired, of  $222.8 primarily reflected acquisitions of non-insurance subsidiaries by Recipe, Sleep Country and Dexterra Group.
Proceeds from sale of non-insurance subsidiaries, net of cash divested of  $278.6 primarily reflected the divestiture of certain grain handling assets by AGT and the sale of an Indian logistics operator by Fairfax India.
Investing activities for the year ended December 31, 2024
Purchases of investments in associates of  $630.0 primarily reflected investments in Waterous Energy Fund III, an additional investment of  $100.4 in the Marval Guru Fund and additional investments in other non-insurance associates and joint ventures.
Sales of investments in associates of  $682.7 primarily reflected proceeds from the sale of the company’s investment in Stelco of  $559.9 (Cdn$60.00 per Stelco common share).
Distributions and dividends from investments in associates of  $419.6 were primarily from the company’s non-insurance associates and joint ventures, of which $127.9 was the company’s share of dividends from Eurobank.
Purchases of subsidiaries, net of cash acquired, of  $1,421.0 primarily reflected the acquisition of Sleep Country and additional investments in Peak Achievement and Meadow Foods.
Financing activities for the year ended December 31, 2025
Proceeds from borrowings – holding company and insurance and reinsurance companies of  $1,458.8 principally reflected net proceeds from the issuance of  $500.0 and $400.0 principal amounts of 5.75% and 6.50% unsecured senior notes due 2035 and 2055 for net proceeds of  $494.5 and $395.1, respectively, and net proceeds from the issuance of  $290.0 (Cdn$400.0) and $217.5 (Cdn$300.0) principal amounts of 4.45% and 5.10% unsecured senior notes due 2035 and 2055 for net proceeds of  $288.2 and $215.5, respectively.
Repayments of borrowings – holding company and insurance and reinsurance companies of  $212.1 primarily reflected the annual payment of  $165.0 on the note payable to Burgan Bank and First Abu Dhabi Bank relating to the acquisition of Gulf Insurance in 2023.
Proceeds from borrowings – non-insurance companies of  $603.8 primarily reflected new borrowings by Recipe, Peak Achievement and Sleep Country where the proceeds received were used to repay existing borrowings under their credit facilities.
Repayments of borrowings – non-insurance companies of  $560.0 primarily reflected repayments by Peak Achievement and Sleep Country using proceeds from their respective borrowings described above, and Recipe’s repayment of its borrowings from net borrowings on its revolving credit facility (see below).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net borrowings on revolving credit facilities and short term loans – non-insurance companies of  $239.4, and purchases of subsidiary shares from non-controlling interests of  $181.3, primarily reflected net borrowings by Recipe on its revolving credit facility to repurchase and cancel its common shares not held by Fairfax and to repay its borrowings, as described above. Net borrowings on revolving credit facilities and short term loans – non-insurance also included additional borrowings by Sleep Country and Dexterra Group on their respective revolving credit facilities to support acquisitions.
Dividends paid to non-controlling interests of  $181.8 primarily reflected dividends paid by Allied World and Odyssey Group to their respective minority shareholders.
Financing activities for the year ended December 31, 2024
Proceeds from borrowings – holding company and insurance and reinsurance companies of  $2,430.9 principally reflected net proceeds from the issuance of  $1.0 billion principal amount of 6.35% unsecured senior notes due 2054, the issuance of  $600.0 principal amount of 6.10% unsecured senior notes due 2055, the re-opening of the December 2023 issuance for $350.0 principal amount of 6.00% unsecured senior notes due 2033, the issuance of $321.9 (Cdn$450.0) principal amount of 4.73% unsecured senior notes due 2034, and the issuance of  $178.8 (Cdn$250.0) principal amount of 5.23% unsecured senior notes due 2054.
Repayments of borrowings – holding company and insurance and reinsurance companies of  $1,209.8 primarily reflected Allied World’s redemption of its $500.0 principal amount of 4.35% senior notes due October 29, 2025, the holding company’s redemption of its remaining $279.3 principal amount of 4.875% unsecured senior notes due 2024 and of its Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025 using the net proceeds from the note issuances due 2033 described above, and the annual payment of  $165.0 on the note payable relating to the acquisition of Gulf Insurance in 2023.
Proceeds from borrowings – non-insurance companies of  $1,380.9 primarily reflected new non-recourse borrowings of  $317.9 (Cdn$429.2) and $339.0 that formed part of the total purchase consideration paid by newly formed purchasing entities in connection with the acquisitions of Sleep Country and Peak Achievement, respectively, net proceeds from Sleep Country’s issuance of Cdn$450.0 principal amount of 6.625% unsecured senior notes due November 28, 2032 where proceeds received were used to partially repay the borrowings drawn by the purchasing entity in connection to its acquisition, and Grivalia Hospitality’s borrowings to finance its development projects and the repayment of certain loans.
Repayments of borrowings – non-insurance companies of  $665.2 primarily reflected partial repayments by Sleep Country and Grivalia Hospitality using proceeds from the borrowings described above.
Purchases of subsidiary shares from non-controlling interests of  $539.9 primarily reflected the purchase of the remaining shares of Brit from its minority shareholder and the completion of the mandatory tender offer for the non-controlling interests in Gulf Insurance for cash consideration of  $126.7.
Dividends paid to non-controlling interests of  $294.7 primarily reflected dividends paid by Allied World, Odyssey Group and Brit to their respective minority shareholders.
Holding Company
Holding company cash and investments, net of holding company derivative obligations increased by $214.8 from $2,502.1 at December 31, 2024 to $2,716.9 at December 31, 2025.
Significant cash and investment transactions at the holding company during 2025 included the completion of offerings of  $500.0 and $400.0 principal amounts of 5.75% and 6.50% unsecured senior notes due 2035 and 2055 for net proceeds of  $494.5 and $395.1, respectively, the completion of offerings of  $290.0 (Cdn$400.0) and $217.5 (Cdn$300.0) principal amounts of 4.45% and 5.10% unsecured senior notes due 2035 and 2055 for net proceeds of $288.2 and $215.5, respectively, dividends received from the insurance and reinsurance companies of  $1,678.1, net gains of  $840.6 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares and the partial sale of the company’s investment in Eurobank for $190.8 (€183.5), partially offset by purchases for cancellation of 1,006,535 subordinate voting shares principally under the terms of the company’s normal course issuer bids at a cost of  $1,625.2, redemptions of the company’s Series E, F, G, H, I, J and M cumulative preferred shares for aggregate consideration of  $689.4 (Cdn$968.5), a payment of  $519.8, excluding accrued interest, to Brit pursuant to which Brit became the primary co-obligor of the 2034 notes and the 2054 notes, the payment of common and preferred share dividends of  $368.1, the purchase of a 33.0% indirect equity interest in Albingia for cash consideration of  $236.5 (€209.7), capital contributions to Run-off of  $170.0, interest payments on unsecured senior notes and the annual payment of  $165.0 on the note payable to Burgan Bank and First Abu Dhabi Bank related to the acquisition of Gulf Insurance in 2023.
The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses, and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company derivative obligations at December 31, 2025 of  $2,716.9 provides adequate liquidity to meet the holding company’s known commitments in 2026. In addition, the holding company owns investments in associates and consolidated non-insurance companies with a fair value of approximately $2.2 billion and expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and from Fairfax India, and to receive investment income on its holdings of cash and investments. The holding company also expects to continue to receive dividends from its insurance and reinsurance subsidiaries, which totaled $1,678.1 of a maximum $3,164.7 available for distribution in 2025. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility, which was undrawn at December 31, 2025.
The holding company’s known significant commitments for 2026 consist of payment of a common share dividend of  $329.1 ($15.00 per common share, paid in January 2026), a capital contribution to Run-off of  $115.0 (made in February 2026), redemptions of the April 2026 unsecured senior notes of  $91.8 principal amount and the December 2026 unsecured senior notes of Cdn$450.0 principal amount, an annual payment of  $165.0 on the note payable to Burgan Bank and First Abu Dhabi Bank of  $330.0 principal amount relating to the acquisition of Gulf Insurance in 2023, payment of interest and corporate overhead expenses, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility, and other investment related activities. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
Insurance and reinsurance companies
During 2025 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $1,358.7 primarily due to net cash generated by insurance and reinsurance underwriting operations, interest and dividends received primarily from the insurance and reinsurance companies’ fixed income portfolio, distributions and dividends from investments in associates, payment received by Brit from the holding company upon Brit becoming the primary co-obligor of the 2034 notes and the 2054 notes, and the sale of the company’s investment in Sigma, partially offset by dividends paid to the holding company, net purchases of bonds and common stocks and purchases of investments in associates.
Non-insurance companies
The non-insurance companies have principal repayments coming due in 2026 of  $264.3, primarily related to the credit facilities of Dexterra Group, Peak Achievement and Sporting Life Group, as well as certain borrowings of Fairfax India’s subsidiaries. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.
Co-obligor Supplemental Financial Information
Allied World co-obligor unsecured senior notes
The information below is being provided pursuant to Rule 13-01 of Regulation S-X in respect of Fairfax’s $600.0 principal amount of 6.10% unsecured senior notes due in 2055 (the “2055 notes”) of which Allied World is a co-obligor. Allied World, the co-obligor of the 2055 notes, is the company’s 83.4%-owned Bermuda-based holding company subsidiary that, through its subsidiaries, provides global property, casualty and specialty insurance and reinsurance. The 2055 notes are the joint and several obligations of the holding company and Allied World, with Allied World being the primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2055 notes. The following tables present summarized financial information for:
•
Allied World, as the primary co-obligor of the 2055 notes; and

•
the holding company, as a co-obligor of the 2055 notes, (collectively, the “Fairfax and Allied World Obligor group”).

Summarized financial information for the Fairfax and Allied World Obligor group is presented on a combined basis after transactions and balances between the combined entities have been eliminated. Investments in subsidiaries of the Fairfax and Allied World Obligor group have been excluded from the summarized financial information.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31, 2025		December 31, 2024
	Fairfax and Allied World Obligor group(1)	Amounts due from or payable to non-Obligor group subsidiaries(2)	Fairfax and Allied World Obligor group(1)	Amounts due from or payable to non-Obligor group subsidiaries(2)
Total investments, net of derivative obligations	17,167.6	143.2	15,231.0	152.3
Total assets	24,699.7	1,828.1	22,286.1	1,739.1
Insurance contract liabilities	14,050.9	97.1	12,816.6	93.7
Total liabilities	25,678.2	1,169.6	22,274.2	266.2
	Year ended December 31, 2025
	Fairfax and Allied World Obligor group(1)	Transactions with non-Obligor group subsidiaries(2)
Insurance revenue	6,929.3	44.6
Insurance service result	1,050.9	(10.8)
Interest and dividends	698.5	175.8
Share of profit of associates	106.4	–
Net earnings	1,675.0	113.2

(1)
Combined financial information of the Fairfax and Allied World Obligor group, which excludes: (i) transactions and balances between the holding company and Allied World; (ii) acquisition accounting adjustments recorded by the holding company on the acquisition of Allied World in July 2017; and (iii) investments in subsidiaries of the holding company and Allied World.

(2)
Comprised of amounts transacted between the Fairfax and Allied World Obligor group and subsidiaries of the company that are not part of the Fairfax and Allied World Obligor group (“non-Obligor group subsidiaries”). There were no material transactions between the Fairfax and Allied World Obligor group and related parties other than with non-Obligor group subsidiaries.

Aggregate co-obligor unsecured senior notes
The summarized financial information below is being provided in respect of  (i) Fairfax’s $600.0 principal amount of 6.10% unsecured senior notes due in 2055 of which Allied World is a co-obligor, and (ii) Fairfax’s $328.3 (Cdn$450.0) principal amount of 4.73% unsecured senior notes due in 2034 and $182.4 (Cdn$250.0) principal amount of 5.23% unsecured senior notes due in 2054, of which Brit became a co-obligor as described in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2025. The 2055 notes are the joint and several obligations of the holding company and Allied World, with Allied World as primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2055 notes. The 2034 notes and the 2054 notes are the joint and several obligations of the holding company and Brit, with Brit as primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2034 notes and the 2054 notes.
The following tables present summarized financial information of Fairfax, each co-obligor and other non-obligor operating subsidiaries of Fairfax:
	December 31, 2025
	Fairfax holding company	Allied World(1)	Brit(1)	Other operating companies	Corporate and eliminations(2)	Consolidated
Total investments, net of derivative obligations	2,327.1	14,840.5	6,519.7	49,257.8	1,914.7	74,859.8
Total assets	12,417.3	22,069.3	9,183.2	79,713.7	(15,595.8)	107,787.7
Insurance contract liabilities	–	14,050.9	5,786.0	32,580.3	(1,976.2)	50,441.0
Total liabilities	10,458.1	15,220.1	6,787.8	47,640.1	(3,192.5)	76,913.6

	December 31, 2024
	Fairfax holding company	Allied World(1)	Brit(1)	Other operating companies	Corporate and eliminations(2)	Consolidated
Total investments, net of derivative obligations	2,102.4	13,128.6	5,355.5	45,577.7	1,202.0	67,366.2
Total assets	12,790.7	19,936.3	8,060.3	72,265.4	(16,275.4)	96,777.3
Insurance contract liabilities	–	12,816.6	5,398.0	31,187.8	(1,800.2)	47,602.2
Total liabilities	8,325.0	13,949.2	5,876.6	42,447.4	(2,170.1)	68,428.1
	Year ended December 31, 2025
	Fairfax holding company	Allied World(1)	Brit(1)	Other operating companies	Corporate and eliminations(2)	Consolidated
Insurance revenue	–	6,929.3	2,950.3	22,582.8	(867.4)	31,595.0
Net earnings attributable to shareholders of Fairfax	410.8	1,054.4	431.8	2,854.3	21.1	4,772.4

(1)
Excludes acquisition accounting adjustments recorded by the holding company on the acquisition of Allied World in July 2017 and of Brit in June 2015.

(2)
Corporate and eliminations includes subsidiary intermediate holding companies and consolidating and eliminating entries.

Contractual Obligations
For details of the company’s contractual obligations, including the maturity profile of financial liabilities, please see note 22 (Financial Risk Management, under the heading “Liquidity Risk”) to the consolidated financial statements for the year ended December 31, 2025.
Contingencies and Commitments
For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2025.
Accounting and Disclosure Matters
Management’s Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of the company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2025, as required by Canadian and U.S. securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that, as of December 31, 2025, the company’s disclosure controls and procedures were effective.
Management’s Report on Internal Control Over Financial Reporting
The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the company are

FAIRFAX FINANCIAL HOLDINGS LIMITED

being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2025. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this assessment, the company’s management, including the CEO and CFO, concluded that, as of December 31, 2025, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.
Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the effectiveness of the company’s internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.
Critical Accounting Estimates and Judgments
Please see note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2025.
Material Accounting Policy Changes
For a detailed description of the company’s material accounting policies and changes thereto during 2025, please see note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2025.
Future Accounting Changes
New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2025. The company does not expect to adopt any of those new standards and amendments in advance of their respective effective dates except where specified.
Risk Management
Overview
The primary goals of the company’s financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. Please see note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025 for a detailed discussion of the company’s risk management policies.
Issues and Risks
The following issues and risks, among others, should be considered in evaluating the outlook of the company. Additional detail on the company’s issues and risks, including those risks discussed below, can be found in the section entitled “Risk Factors” in the company’s most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.ca.
Insurance
Claims Reserves
Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to insurance and reinsurance policies underwritten by the company at the end of each reporting period. The company’s success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover the company’s losses. This could adversely affect the company’s net earnings and financial condition in future reporting periods.
Reserves do not represent an exact calculation of liability, but instead represent estimates at a point in time involving actuarial and statistical projections of the company’s expectations of the ultimate settlement of claims incurred and the associated claims adjustment expense. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized to establish appropriate claims reserves.
In contrast to casualty losses, which frequently can be determined only through lengthy and unpredictable litigation, property losses tend to be reported promptly and are usually settled within a shorter period of time. Nevertheless, for both casualty and property losses, actual claims and claim expenses ultimately paid may deviate, perhaps substantially, from the reserve estimates reflected in the company’s consolidated financial statements. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic and social inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis.
The company’s management of pricing and reserving risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.
Catastrophe Exposure
The company’s insurance and reinsurance operations are exposed to claims arising from catastrophes. The company has experienced and will, in the future, experience catastrophe losses that may materially reduce the company’s profitability or harm its financial condition. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, tornadoes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. Weather-related losses have increased in recent years, in part due to climate change which represents a significant emerging risk that will continue to increase the inherent unpredictability of both the frequency and severity of weather-related catastrophe losses.
The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect on the company’s financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, and higher construction costs due to labour and raw material shortages following a significant catastrophe event, could increase the number and severity of claims from catastrophic events in the future. The company’s management of catastrophe risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.
Cyclical Nature of the Property & Casualty Business
The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency or severity of both catastrophic and non-catastrophic events, levels of capital and underwriting capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company’s net earnings, financial position or cash flows.
The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive pricing. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could significantly reduce the amount of premiums the company writes and could harm its financial position, profitability or cash flows.
In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of underwriting capacity surplus that, in turn, may fluctuate in response to changes in rates of return being realized in the broader

FAIRFAX FINANCIAL HOLDINGS LIMITED

capital markets. If premium rates change or other reinsurance policy terms and conditions change expanding coverage, particularly if the present level of demand for reinsurance decreases because insurers require less reinsurance or the level of supply of reinsurance increases as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity enter the market, the profitability of the company’s reinsurance business could be adversely affected.
The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.
Latent Claims
The company has established loss reserves for asbestos, environmental and other types of latent hazard claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon all known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company’s financial condition, profitability or cash flows in future periods.
The company’s exposure to asbestos, environmental and other latent hazard claims is discussed in the Asbestos, Pollution and Other Latent Hazards section of this MD&A. The company’s management of reserving risk is discussed in note 22 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2025.
Recoverable from Reinsurers and Insureds
Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances reported in reinsurance contract assets held may become uncollectible due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries may be received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay the company amounts due under reinsurance contracts, the company may incur unexpected losses and its operations, financial condition and cash flows could be adversely affected. The credit risk associated with the company’s reinsurance contract assets held balances is described in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025 and in the Reinsurance Contract Assets Held section of this MD&A.
The company’s insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company’s insurance and reinsurance companies for certain losses. Accordingly, the company’s insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.
Competition
The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes, and will continue to compete, with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company’s reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.
Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company’s operating margins would decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company’s management of pricing risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.
Emerging Claim and Coverage Issues
The liability for incurred claims for insurance contracts is an estimate and may be found to be deficient, perhaps significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable judicial rulings, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures), extreme weather events, civil unrest and pandemics. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.
The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company’s liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company’s exposure to this uncertainty is greatest in its “long-tail” casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically “short-tail”. In addition, the company could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claims handling and other practices.
Although loss exposure is limited by geographic diversification and the company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written, there can be no assurance that such measures will be successful in limiting the company’s loss exposure. The company’s management of reserving risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025 and in the Asbestos, Pollution and Other Latent Hazards section of this MD&A.
Cost of Reinsurance and Adequate Protection
The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Some exclusions are with respect to risks which the company cannot exclude in its policies due to business or regulatory constraints, such as coverage with respect to acts of terrorism, mold and cyber risk. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, the company’s insurance subsidiaries, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose the company to greater risk and greater potential losses.
Reinsurance pricing and the availability of reinsurance to the company's insurance and reinsurance subsidiaries generally reflect the recent loss experience of the company and of the industry overall. Reinsurance pricing has recently softened, most notably for property exposures, due to recent strong reinsurer returns and increased available capital. In casualty reinsurance, the market has been more balanced, reflecting concerns over elevated U.S. loss trends and loss development, including ongoing uncertainty and continued pressures from social inflation and litigation dynamics. Each of the company's insurance and reinsurance subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.
Reliance on Distribution Channels
The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and

FAIRFAX FINANCIAL HOLDINGS LIMITED

customers. A large majority of the company’s business is generated by brokers (including international reinsurance brokers with respect to the company’s reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company’s insurance and reinsurance subsidiaries.
The company’s insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company’s reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company’s competitors and there can be no assurance as to their continuing commitment to distribute the company’s insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.
Because the majority of the company’s brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk that does not comply with the company’s underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company’s insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company’s established underwriting guidelines.
Guaranty Funds and Shared Markets
Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury. In addition, as a condition to the ability to conduct business in various jurisdictions, some of the company’s insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company’s U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company’s Canadian insurance subsidiaries contribute to mandatory guaranty funds that protect insureds in the event of a Canadian property and casualty insurer becoming insolvent, and certain of the company’s Asian insurance subsidiaries participate in mandatory pooling arrangements in their local markets.
Investments
Investment Portfolio
Investment returns are an important part of the company’s overall profitability as the company’s operating results depend in part on the performance of its investment portfolio. The company’s investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could have an adverse effect on the company’s financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market and industry-specific conditions and the creditworthiness of counterparties.
The uncertainty around the ultimate amount and the timing of the company’s claim payments may force it to liquidate securities, which may cause the company to incur losses. If the company structures its investments improperly relative to its liabilities, it may be forced to liquidate investments prior to maturity or planned exit date at a significant loss to cover such liabilities. Realized and unrealized investment losses resulting from a decline in value could significantly decrease the company’s net earnings.
The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions, trade restrictions and other factors beyond the company’s control. General economic conditions, stock market conditions, environmental conditions, climate change, policy changes and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned.
Inflation rates in jurisdictions in which the company operates or invests have increased significantly in recent years, rising above the target inflation rate ranges set by governing central banks. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour, energy, food, motor vehicles and housing, as well as overall challenges involved in managing the economy throughout the COVID-19 pandemic and continuing global supply-chain disruptions. Inflationary increases may or may not be transitory and future inflation may be impacted by reductions or increases in labour market constraints, supply-chain disruptions, tariffs and commodity prices. To address rising inflation, central banks across the world have simultaneously increased interest rates which have remained at elevated levels despite recent easing. Inflation and the corresponding rise in interest rates in recent years have not had a material adverse effect on the company’s business, however, any further sustained upward trajectory in the inflation rate and corresponding increases to interest rates may have an adverse impact on the company’s operating results and its investments. Inflationary pressures in the jurisdictions in which the company operates or invests will continue to be monitored to assess any potential effects on the company’s operating results and investments.
In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company’s investment income and net gains on investment or result in investment losses. The company’s management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.
Derivative Instruments
The company may be a counterparty to various derivative instruments, for investment purposes or for general protection against declines in the fair value of its financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these instruments are volatile and may vary dramatically up or down in short periods, and these circumstances may be exacerbated by adverse economic conditions, fluctuations in interest rates and volatility in the public markets and their ultimate value will therefore only be known upon their disposition or settlement.
The company’s use of derivative instruments is governed by its investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, equity market risk, foreign currency risk, basis risk and counterparty risk. If the counterparties to the company’s derivative instruments fail to honor their obligations under the derivative instrument agreements, the company may lose the value of its derivative instruments, which failure could have an adverse effect on the company’s financial condition, profitability or cash flows. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the current fair value or change in the fair value of the derivative contract.
The company may not be able to realize its investment objectives with respect to derivative instruments, which could have an adverse effect upon its financial position, profitability or cash flows. The company’s use of derivative instruments is discussed in note 7 (Derivatives) and its management of credit risk, liquidity risk, equity market risk, foreign currency risk, interest rate risk and counterparty risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.
Economic Hedging Strategies
The company may use derivative instruments from time to time to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. The company may choose to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have been used in the past to hedge macro level risks. The company’s use of derivative instruments is discussed in note 7 (Derivatives) to the consolidated financial statements for the year ended December 31, 2025.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s derivative instruments may expose it to basis risk. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company’s financial condition, profitability or cash flows.
The company regularly monitors the prospective and retrospective effectiveness of its economic hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.
Capital
Ratings
Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Third-party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon the criteria of such rating agencies. Periodically the rating agencies evaluate the company’s insurance and reinsurance subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. The claims-paying ability ratings assigned by rating agencies to insurance or reinsurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company’s insurance subsidiaries write and could cause early termination of contracts written by the company’s reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparties. A downgrade of the company’s long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company’s credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company’s relationships with various rating agencies, however there can be no assurance that these activities will avoid a downgrade by rating agencies in the future.
Holding Company Liquidity
Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each insurance and reinsurance operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten. The reserves of one of the company’s insurance or reinsurance companies are not available to be applied against the risks underwritten by other such companies. The financial condition and results of operations of each of the insurance and reinsurance companies the company controls are included in the consolidated financial statements and, generally, losses incurred by any of these companies directly impact our consolidated results. Although a severe loss incurred by one insurance or reinsurance company should not have any adverse effect on any of the other insurance or reinsurance companies, such loss, even though not material to the company’s consolidated financial condition, could have an adverse effect because it could affect adversely how the other insurance and reinsurance companies are treated by others, including rating agencies and insurance regulators.
In the event of the insolvency or liquidation of a subsidiary, following payment by such subsidiary of its liabilities, the subsidiary may not have sufficient remaining assets to make payments to the company as a shareholder or otherwise, or may be restricted from doing so by insurance regulatory authorities, receiver, administrator or supervising court, as applicable. In the event of a default by a subsidiary under a credit agreement or other indebtedness, its creditors could accelerate the debt, prior to such subsidiary distributing amounts to the company that could be used to make payments on the company’s outstanding debt.
Although substantially all of the company’s operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for the payment of principal and interest on its outstanding debt. Accordingly, the holding company’s ability to meet financial obligations, including the ability to make payments on outstanding debt, is largely dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends or distributions in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. The company’s subsidiaries may incur additional indebtedness that may severely restrict or prohibit the payment of dividends or distributions to the company. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of the countries where the company operates (principally the U.S., Canada, the United Kingdom and Bermuda) (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries’ credit agreements and indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. Although the holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025 and in the Liquidity section of this MD&A, an inability of subsidiaries to pay dividends could have a negative impact on the holding company’s liquidity and ability to meet its obligations.
Access to Capital
The company is required to maintain specified levels of capital to satisfy regulatory requirements, maintain credit ratings and meet conditions in various commercial and financing agreements. These requirements and the methods for calculating capital may change as regulators or rating agencies revise their models. The company’s future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company’s business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.
The company’s ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of the unsecured revolving credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2025. The revolving credit facility contains various covenants that may restrict, among other things, the company’s ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $11.5 billion, both calculated as defined in such financial covenants. A failure to comply with the obligations and covenants under the revolving credit facility could result in an event of default under such agreement which, if not cured or waived, could permit acceleration of indebtedness, including other indebtedness of the holding company or its subsidiaries. The company strives to maintain sufficient levels of liquid assets at the holding company to mitigate risk to the holding company should this occur, but if such indebtedness were to be accelerated, there can be no assurance that the company’s assets would be sufficient to repay that indebtedness in full. Moreover, the revolving credit facility could limit the company’s ability to incur additional indebtedness in the future. The company’s management of liquidity risk is discussed further in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025 and in the Liquidity section of this MD&A.
Technology
Technology Infrastructure
The company’s business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems which are relied upon to perform actuarial and other modeling functions necessary for writing business, to process and make claim payments and to process and summarize investment transactions. Third parties provide certain of the key components of the company’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. The company has highly trained information technology staff that is committed to the continual development and maintenance of its technology infrastructure. Security measures, including data security programs to protect confidential personal information, have been implemented and are regularly upgraded. The company, together with its third party service providers, also maintains and regularly tests contingency plans for its technology infrastructure. Notwithstanding these measures, the failure of the company’s systems could interrupt the company’s operations or impact its ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the company’s ability to pay claims in a timely manner.

FAIRFAX FINANCIAL HOLDINGS LIMITED

In addition, a security breach of the company’s computer systems could damage the company’s reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any well publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to the company’s systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. This infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, the company could be subject to liability if hackers were able to penetrate its network security or otherwise misappropriate confidential information.
Systemic Cyber-Attacks
The company relies on information technology in virtually all aspects of its business. A significant disruption or failure of the company’s information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against those information technology systems could result in loss of assets and critical information, potential breach of privacy laws, expose the company to remediation costs, reputational damage, regulatory scrutiny, litigation and adversely affect the company’s results of operations, financial condition and liquidity.
Cyber-attacks, including those perpetrated through the use of artificial intelligence, could further adversely affect the company’s ability to operate facilities, information technology and business systems, or compromise confidential customer and employee information. Cyber-attacks resulting in political, economic, social or financial market instability or damage to or interference with the company’s assets, or its customers or suppliers may result in business interruptions, lost revenue, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security and repair or other costs, any of which may affect the company’s consolidated financial results. Furthermore, instability in the financial markets as a result of terrorism, sustained or significant cyber-attacks, or war could also adversely affect the company’s ability to raise capital.
The company has taken steps intended to mitigate these risks, including implementation of cyber security and cyber resilience measures, business continuity planning, disaster recovery planning and business impact analysis, and regularly updates these plans and security measures, however, there can be no assurance that such steps will be adequate to protect the company from the impacts of a cyber-attack.
Technological Changes
Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. While the company does maintain an innovation working group comprised of members with diverse backgrounds from across its global operating companies to regularly assess new services and technologies that may be applicable or disruptive to the insurance and reinsurance industries, failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company’s business, financial condition, profitability or cash flows.
Other
Acquisitions, Divestitures and Strategic Initiatives
The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved, which could adversely affect the company’s financial condition, profitability or cash flows. The company may periodically explore opportunities to make strategic investments in all or part of certain businesses or companies. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances, increased exposure to industry-specific and credit risks and potential for legal liabilities, and incurrence of indebtedness to finance the transactions, some or all of which could have a material adverse effect on the company’s business, results of operations and financial position. The company cannot be certain that any acquired businesses will achieve the anticipated revenues, income and synergies, or that acquisitions of loan portfolios will perform as anticipated. Failure on the company’s part to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The company cannot be certain that it will be able to identify appropriate targets, profitably manage additional businesses, investments and/or portfolios or successfully integrate any acquired business into its operations.
The strategies and performance of the company’s subsidiaries, and the alignment of those strategies throughout the organization, are regularly assessed through various processes undertaken by senior management and the company’s Board of Directors, however there can be no assurance that these efforts will be successful to mitigate the risks identified above. The company’s recent acquisitions and divestitures are discussed in note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025.
Key Employees
The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputation of these individuals are important factors in the company’s ability to attract new business and investment opportunities. The company’s success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of these key employees, or the inability to identify, hire and retain other highly qualified personnel in the future could adversely affect the quality and profitability of the company. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.
Regulatory, Political and other Influences
The company is subject to government regulation in each of the jurisdictions in which its operating insurance and reinsurance subsidiaries are licensed or authorized to conduct business. Governmental bodies have broad administrative power to regulate many aspects of the insurance business, which may include accounting methods, governance, premium rates, market practices, policy forms and capital adequacy. The laws and rules behind this regulation are concerned primarily with the protection of policyholders rather than investors. Governmental bodies may impose fines, additional capital requirements or limitations on the company’s insurance and reinsurance operations, and/or impose criminal sanctions for violation of regulatory requirements. The laws and regulations that are applicable to the company’s insurance and reinsurance operations are complex and may increase the costs of regulatory compliance or subject the company’s business to the possibility of regulatory actions or proceedings.
In recent years, the insurance industry has been subject to increased scrutiny by policymakers, legislatures and regulators alike. New laws and rules and new interpretations of existing laws and rules could adversely affect the company’s financial results by limiting its operating insurance subsidiaries’ ability to make investments consistent with the company’s total return strategy or requiring the company to maintain capital in specific operating subsidiaries in excess of the amounts the company considers to be appropriate, or causing the company to make unplanned modifications of products or services, or imposing restrictions on its ability to enter or exit lines of insurance business or to utilize new methods of assessing and pricing risks or selling products and services. The company cannot predict the future impact of changing law, regulation or government policy on its operations; any changes could have a material adverse effect on it or the insurance industry in general.
The company’s management of the risks associated with its capital within the various regulatory regimes in which it operates is discussed in note 22 (Financial Risk Management, under the heading of  “Capital Management”) to the consolidated financial statements for the year ended December 31, 2025 and in the “Capital Resources and Management” section of this MD&A.
Economic Sanctions and Foreign Corrupt Practices
The company must comply with all applicable economic sanctions, anti-money laundering and anti-bribery laws and regulations, including those of Canada, the U.S., the United Kingdom, the European Union and other foreign jurisdictions where it operates. Canadian laws and regulations applicable to the company include the Criminal Code, Freezing Assets of Corrupt Foreign Officials Act, Special Economic Measures Act, United Nations Act and the Justice for Victims of Corrupt Foreign Officials Act. U.S. laws and regulations applicable to the company include the economic trade sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, as well as certain laws administered by the U.S. Department of State. In addition, the

FAIRFAX FINANCIAL HOLDINGS LIMITED

company’s business is subject to the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act and other anti-bribery laws such as the U.K. Bribery Act that generally bar corrupt payments or unreasonable gifts to foreign governments or officials. The company believes that its commitment to honesty and integrity, set out in its Guiding Principles and regularly communicated, and that the large number of its executives and employees who have served the company for a long time, significantly enhance the likelihood that it will comply with those laws and regulations. More specifically, the company has policies and controls in place that are designed to ensure compliance with these laws and regulations, including policies distributed annually to employees, controls and oversight at individual operating companies and company wide, and whistleblower programs that are monitored by senior management and the Board of Directors. Despite these policies and controls, it is possible that an employee or intermediary could fail to comply with applicable laws and regulations, which could expose the company to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage the company’s business and/or reputation and therefore have a material adverse effect on the company’s financial condition and results of operations.
Information Requests or Proceedings by Government Authorities
From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The company sometimes receives inquiries and informational requests from insurance regulators or other government officials in the jurisdictions in which its insurance and reinsurance subsidiaries operate. The company’s internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The company cannot predict at this time the effect that investigations, litigation and regulatory activity or negative publicity from consumers or the media will have on the insurance or reinsurance industry or its business, or whether activities or practices currently thought to be lawful will be characterized in the future as unlawful or will become subject to negative scrutiny from consumer advocacy groups or the media. The company’s involvement in any investigations and related lawsuits would cause it to incur legal costs and, if the company were found to have violated any laws, could be required to pay fines and damages, perhaps in material amounts. In addition, the company could be materially adversely affected by the negative publicity for the insurance industry related to any such proceedings, and by any new industry-wide regulations or practices that may result from such proceedings or publicity. It is possible that future investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases the company’s costs of doing business or requires the company to alter aspects of the manner in which it conducts its business.
Regional or Geographical Limitations and Risks
The company’s international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company’s operations generally permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company’s international operations are widespread and therefore not dependent on the economic stability of any one particular region. International operations and assets held abroad may, however, be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, trade protectionism measures, nationalization and changes in regulatory policy, as well as by consequences of terrorism, war, hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.
The company’s operations and financial performance may be impacted by changes in tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments. The imposition of tariffs by the United States (the “U.S. Tariffs”) and retaliatory measures between governments may cause multifaceted effects on the economy. The U.S. Tariffs may adversely impact the company’s operations by causing supply chain disruptions, economic downturn, inflationary pressures, and uncertainty in capital markets. The company has performed assessments of the direct impacts of the U.S. Tariffs to its operations and concluded that there are no significant impacts at this time. The company continues to assess the indirect impacts to its operations of these tariffs and potential retaliatory tariffs and other trade protectionist measures that may arise, and such impacts may be significant, including inflationary pressures on insurance claim settlements, particularly for raw materials in the automobile and construction industries. Failure to mitigate the negative effects of the U.S. Tariffs on the company’s business could have a material adverse impact on the company’s operating results and financial condition. While the company is taking steps to seek to mitigate the potential impact on its business, given that developments are ongoing with respect to these tariffs and other measures, their impacts are uncertain and could adversely affect the company’s business, financial condition and results of operations.

Lawsuits and Regulatory Proceedings
The company may, from time to time, become party to a variety of legal claims and regulatory proceedings including, but not limited to: disputes over coverage or claims adjudication; disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements; disputes with its agents, brokers or network providers over compensation and termination of contracts and related claims; regulatory actions relating to consumer pressure in relation to benefits realized by insurers; disputes with taxing authorities regarding its tax liabilities and tax assets; regulatory proceedings and litigation related to acquisitions or divestitures made or proposed by the company or its subsidiaries or in connection with subsidiaries in which the company holds an investment; and disputes relating to certain businesses acquired or disposed of by the company. Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The existence of such claims against the company or its subsidiaries, affiliates, directors or officers could, however, have various adverse effects, including negative publicity and the incurrence of significant legal expenses defending claims, even those without merit.
The company’s legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2025.
Significant Shareholder
The company’s Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing approximately 43.3% of the voting power of the company’s outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.
Amendments were made to the terms of the company’s multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company’s annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.ca.
Foreign Exchange
The company’s reporting currency is the U.S. dollar. A portion of the company’s premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities of the company are hedged) which could adversely affect the company’s financial condition, profitability or cash flows. The company’s management of foreign currency risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.
Goodwill, Indefinite-lived Intangible Assets and Investments in Associates
The goodwill, indefinite-lived intangible assets and investments in associates on the company’s consolidated balance sheet originated from various acquisitions and investments made by the company or its operating subsidiaries. Continued profitability and achievement of financial plans by acquired businesses and associates is a key consideration for there to be no impairment in the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished. An investment in associate is considered to be impaired if its carrying value exceeds its recoverable amount (the higher of the associate’s fair value and value-in-use).
Management regularly reviews the current and expected profitability of operating companies and associates and their success in achieving financial plans when assessing the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be impairment. Investments in associates with carrying values that exceed their fair values are tested for impairment using value-in-use discounted cash flow models at each reporting date. The company’s goodwill and indefinite-lived intangible assets, and their annual impairment tests, are described in note 12 (Goodwill and Intangible Assets), and the

FAIRFAX FINANCIAL HOLDINGS LIMITED

company’s investments in associates are described in note 6 (Investments in Associates), to the consolidated financial statements for the year ended December 31, 2025.
Taxation
Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company’s deferred income tax asset if it is no longer probable that the amount of the asset will be realized.
The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company’s determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities. While the company believes its tax positions to be reasonable, where the company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.
There is a risk that Canadian or foreign tax laws, or the interpretation thereof, could change in a manner that adversely affects the company.
Many jurisdictions in which the company operates, including Canada, have enacted or substantively enacted certain aspects of Pillar Two global minimum tax initiatives. A number of other jurisdictions in which the company operates may introduce Pillar Two tax legislation, or new or revised domestic tax legislation in response to the Pillar Two global minimum tax initiatives. Certain aspects of the Pillar Two global minimum tax initiatives continue to evolve, which may result in the introduction of new or revised legislation. The company will continue to monitor future developments with respect to Pillar Two global minimum tax initiatives.
The company’s deferred income tax assets are described in note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2025.
Economic disruptions from global conflicts and the development of other geopolitical events worldwide
Supply chain disruptions and volatility in commodity prices persist in many regions of the world, worsened by supply shocks arising from global conflicts and other geopolitical events worldwide. For example, the ongoing conflicts between Russia and Ukraine and hostilities in the Middle East, including the recent military conflict involving Iran, the United States and Israel, have resulted in worldwide geopolitical and macroeconomic uncertainty, and the company cannot predict how these conflicts will evolve or the timing and effects thereof. Although the company’s operations in the Middle East are limited, continued instability could adversely affect operations in the region. The company’s businesses rely, to a certain extent, on free movement of goods, services and capital from around the world. Any escalation or prolonged geopolitical tension could grow and bring about further disruption, instability and volatility in global markets, supply chains and operations, which could in turn adversely affect the company’s business operations and financial performance. If these conflicts continue for a significant time or further expand to other countries and, depending on the ultimate outcomes of these conflicts, which remain uncertain, they could have additional adverse effects on macroeconomic conditions.
Furthermore, the potential continuation and expansion of these conflicts could give rise to adverse changes in international trade policies and relations; regulatory enforcement; the company’s ability to implement and execute its business strategy; terrorist activities; exposure to foreign currency fluctuations; and constraints, volatility, or disruption in the capital markets, any of which could magnify the impact of other risk factors discussed in this Annual Report and have a material adverse effect on the company’s business, financial condition, profitability or cash flows.
Given the ongoing and dynamic nature of the circumstances surrounding various global conflicts and other geopolitical events worldwide, it is difficult to predict how significant these continuing events or the occurrence of any similar events will be on the global economy and the company’s businesses, investments and employees, or for how long any further disruptions in the future are likely to continue. Such further developments could have a material adverse effect on the company’s business, financial condition, profitability or cash flows.

Other
Quarterly Data (unaudited)
Years ended December 31
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2025
Income(1)	11,363.3	11,665.2	11,851.4	11,794.2	46,674.1
Net earnings	953.0	1,601.9	1,245.7	1,483.2	5,283.8
Net earnings attributable to shareholders of Fairfax	945.7	1,436.7	1,151.7	1,238.3	4,772.4
Net earnings per share	$46.10	$66.34	$55.90	$61.85	$230.07
Net earnings per diluted share	$42.70	$61.61	$52.04	$57.57	$213.78
2024
Income(1)	9,860.0	10,108.6	11,917.4	10,396.3	42,282.3
Net earnings	769.7	1,055.8	1,119.5	1,317.9	4,262.9
Net earnings attributable to shareholders of Fairfax	776.5	915.4	1,030.8	1,152.2	3,874.9
Net earnings per share	$33.26	$40.18	$46.04	$54.46	$173.41
Net earnings per diluted share	$30.82	$37.18	$42.62	$50.42	$160.56

(1)
Income is comprised of insurance revenue, interest and dividends, share of profit of associates, net gains (losses) on investments, and non-insurance revenue, all as presented in the consolidated statements of earnings for the respective periods.

Income of  $11,363.3 in the first quarter of 2025 increased compared to $9,860.0 in the first quarter of 2024, principally as a result of net gains on investments (compared to net losses on investments in the first quarter of 2024) and increased non-insurance revenue (principally related to the acquisition of Sleep Country (October 1, 2024), and the consolidations of Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024)), partially offset by decreased insurance revenue, primarily at the International Insurers and Reinsurers reporting segment (principally related to Gulf Insurance due to the effects of accounting for acquired contracts in the first quarter of 2024 which had increased insurance revenue by $476.4 and the termination of a significant insurance contract in the third quarter of 2024 that had been experiencing diminishing performance), partially offset by increased insurance revenue at the Global Insurers and Reinsurers and North American Insurers reporting segments (principally related to increased business volumes, reinstatement premiums from the California wildfires, continued rate increases across many lines of business and strong customer retention). Net earnings attributable to shareholders of Fairfax increased to $945.7 (net earnings of  $46.10 and $42.70 per basic and diluted share respectively) in the first quarter of 2025 from $776.5 (net earnings of  $33.26 and $30.82 per basic and diluted share respectively) in the first quarter of 2024, primarily reflecting net gains on investments (compared to net losses on investments in the first quarter of 2024), partially offset by increased net finance expense from insurance contracts and reinsurance contract assets held as a result of the effect of decreases in discount rates in the first quarter of 2025 compared to an increase in the first quarter of 2024 and decreased insurance service result at the property and casualty insurance and reinsurance operations (principally related to current period catastrophe losses from the California wildfires at the Global Insurers and Reinsurers reporting segment).
Income of  $11,665.2 in the second quarter of 2025 increased from $10,108.6 in the second quarter of 2024, principally as a result of increased net gains on investments and growth in both non-insurance revenue (principally related to the acquisition of Sleep Country (October 1, 2024), and the consolidations of Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024)) and insurance revenue, primarily at the Global Insurers and Reinsurers reporting segment (principally related to increased business volumes, reinstatement premiums from the California wildfires, continued rate increases across certain lines of business and strong customer retention), partially offset by decreased insurance revenue at the International Insurers and Reinsurers reporting segment (principally related to the termination of a significant insurance contract in the third quarter of 2024 that had been experiencing diminishing performance at Gulf Insurance), partially offset by decreased share of profit of associates. Net earnings attributable to shareholders of Fairfax increased to $1,436.7 (net earnings of $66.34 and $61.61 per basic and diluted share respectively) in the second quarter of 2025 from $915.4 (net earnings of  $40.18 and $37.18 per basic and diluted share) in the second quarter of 2024, principally reflected

FAIRFAX FINANCIAL HOLDINGS LIMITED

increased net gains on investments, partially offset by decreased operating income at the property and casualty insurance and reinsurance operations (reflecting decreased share of profit of associates) and increased net finance expense from insurance contracts and reinsurance contract assets held as a result of the effect of a more pronounced increase in discount rates in the second quarter of 2024.
Income of  $11,851.4 in the third quarter of 2025 decreased modestly from $11,917.4 in the third quarter of 2024, principally as a result of decreased net gains on investments, partially offset by growth in non-insurance revenue (principally related to the acquisition of Sleep Country (October 1, 2024), and the consolidations of Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024)) and a modest increase in insurance revenue, primarily at the Global Insurers and Reinsurers reporting segment (principally related to increased business volumes, reinstatement premiums from the California wildfires, continued rate increases across certain lines of business and strong customer retention), partially offset by decreased insurance revenue at the International Insurers and Reinsurers reporting segment (principally related to Gulf Insurance due to the effects of accounting for acquired contracts in the third quarter of 2024 and the termination of a significant insurance contract in the third quarter of 2024 that had been experiencing diminishing performance) and increased share of profit of associates and interest and dividends. Net earnings attributable to shareholders of Fairfax increased to $1,151.7 (net earnings of  $55.90 and $52.04 per basic and diluted share respectively) in the third quarter of 2025 from $1,030.8 (net earnings of  $46.04 and $42.62 per basic and diluted share respectively) in the third quarter of 2024, principally reflected decreased net finance expense from insurance contracts and reinsurance contract assets held as a result of a more pronounced decrease in discount rates in the third quarter of 2024 and increased insurance service result at the property and casualty insurance and reinsurance operations and increased operating income at the non-insurance companies, partially offset by lower net gains on investments.
Income of  $11,794.2 in the fourth quarter of 2025 increased from $10,396.3 in the fourth quarter of 2024, principally as a result of net gains on investments (compared to net losses on investments in the fourth quarter of 2024) and increased insurance revenue, primarily at the North American Insurers reporting segment (principally related to increased business volume at Crum & Forster), partially offset by lower share of profit of associates. Net earnings attributable to shareholders of Fairfax increased to $1,238.3 (net earnings of  $61.85 and $57.57 per basic and diluted share respectively) in the fourth quarter of 2025 from $1,152.2 (net earnings of  $54.46 and $50.42 per basic and diluted share respectively) in the fourth quarter of 2024, principally reflected net gains on investments (compared to net losses on investments in the fourth quarter of 2024), partially offset by net finance expense from insurance contracts and reinsurance contract assets held compared to net finance income as a result of the effect of modest decreases in discount rates in the fourth quarter of 2025 compared to a modest increase in the fourth quarter of 2024, decreased operating income at the property and casualty insurance and reinsurance operations (primarily reflecting decreased insurance service result and share of profit of associates) and increased operating loss at the life insurance and run-off operations.
Operating results at the company’s insurance and reinsurance companies have been, and are expected to continue to be, significantly affected by discounting net claims reserves and a risk adjustment for uncertainty related to the timing and amount of cash flows from non-financial risk, the occurrence of which are not predictable and have been, and may continue to be, affected by the economic uncertainty caused by increased inflationary pressures and heightened changes in the interest rates. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.
Stock Prices and Share Information
At March 5, 2026, Fairfax had 19,900,801 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 20,649,571 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2025 and 2024.
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2025
High	2,119.64	2,508.57	2,521.95	2,660.00
Low	1,900.04	1,836.92	2,334.96	2,145.00
Close	2,079.84	2,458.00	2,434.80	2,615.89
2024
High	1,563.49	1,583.70	1,711.40	2,071.49
Low	1,206.30	1,448.01	1,425.00	1,656.15
Close	1,460.10	1,556.33	1,707.67	2,000.00
Compliance with Corporate Governance Rules
Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.
The company’s Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics, an Anti-Corruption Policy and a Modern Slavery Policy, which are applicable to all directors, officers and employees of the company. The Board of Directors also established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.
Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain

FAIRFAX FINANCIAL HOLDINGS LIMITED

required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions, anti-money laundering and corrupt practices in Canada and in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; financial reporting risks relating to deferred taxes associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; risks associated with Canadian or foreign tax laws, or the interpretation thereof; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms that may adversely affect our insurance subsidiaries; risks associated with economic disruptions from global conflicts and the development of other geopolitical events worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect our business. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Glossary of Non-GAAP and Other Financial Measures
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, through various measures and ratios. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company’s Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.
Supplementary Financial Measures
Net insurance revenue – This measure of underwriting activity is calculated as insurance revenue less cost of reinsurance, both as presented in the consolidated statement of earnings.
	2025	2024
Insurance revenue	31,595.0	31,064.1
Cost of reinsurance	(5,522.1)	(6,197.7)
Net insurance revenue	26,072.9	24,866.4
Net insurance service expenses – This measure of underwriting activity is calculated as insurance service expenses less recoveries of insurance service expenses, both as presented in the consolidated statement of earnings.
	2025	2024
Insurance service expenses	(26,051.5)	(24,866.8)
Recoveries of insurance service expenses	3,826.6	4,453.2
Net insurance service expenses	(22,224.9)	(20,413.6)
Combined ratio, discounted – Also referred to as the discounted combined ratio, this performance measure of underwriting results under IFRS 17 is calculated as net insurance service expenses expressed as a percentage of net insurance revenue.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders’ equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 16 (Total Equity, under the heading “Common stock”) respectively to the consolidated financial statements for the year ended December 31, 2025. Increase or decrease in book value per basic share is calculated as the percentage change in book value per basic share from the end of the last annual reporting period to the end of the current reporting period. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2025 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Equity exposures – Long equity exposures refers to the company’s long positions in equity and equity-related instruments held for investment purposes, and long equity exposures and financial effects refers to the aggregate position and performance of the company’s long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates and joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 22 (Financial Risk Management, under the heading “Market Risk”) to the consolidated financial statements for the year ended December 31, 2025.
Capital Management Measures
Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company’s consolidated financial statements for the year ended December 31, 2025, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 22 (Financial Risk Management, under the heading “Capital Management”).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Total of Segments Measures
Property and casualty insurance and reinsurance – References in this MD&A to the company’s property and casualty insurance and reinsurance operations do not include the company’s life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including operating income (loss), consistent with the information presented in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2025, as well as net premiums written, net premiums earned and underwriting profit (loss), which are presented in this MD&A. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.
Net finance income (expense) from insurance contracts and reinsurance contract assets held – This measure represents the net change in the carrying amounts of the company’s insurance contracts and reinsurance contract assets held arising from the effects of the time value of money, and is calculated as the sum of the respective amounts presented in the consolidated statement of earnings.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable measure under IFRS Accounting Standards, is presented in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2025. All figures in that reconciliation are from the company’s consolidated statement of earnings for the year ended December 31, 2025, except for net finance income (expense) from insurance contracts and reinsurance contract assets held, which is comprised of figures from the consolidated statement of earnings as described above, and corporate overhead and other, which is described below.
Corporate overhead and other – This measure includes corporate and other expenses as presented in the consolidated statement of earnings, representing the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries. Also included are investment management and administration fees paid by the insurance and reinsurance subsidiaries to the Fairfax holding company, interest and dividends earned on holding company cash and investments and holding company share of profit (loss) of associates. Refer to the Corporate Overhead and Other section in this MD&A.
Non-GAAP Financial Measures and Ratios
The financial measures and ratios described below are presented on the same basis as prior to the adoption of IFRS 17 Insurance Contracts on January 1, 2023.
Net premiums earned – Net premiums earned represents the portion of net premiums written that are considered earned by the company during a specified period in exchange for providing insurance coverage to the policyholder. This measure is used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims recorded in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table in the Overview of Consolidated Performance section of this MD&A, under the heading “Property and Casualty Insurance and Reinsurance”.
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit (loss) of associates for the property and casualty insurance and reinsurance companies, this measure is used in a similar manner to operating income (loss).
Adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage are ratios used to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company. Balances of the non-insurance companies are excluded from the calculation of these ratios. Adjusted operating income interest coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies. Adjusted operating income interest and preferred share dividend distribution coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share dividend distributions of the holding company adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.
Property and casualty insurance and reinsurance ratios – The combined ratio, undiscounted, which may also be referred to as the undiscounted combined ratio, is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned), the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the underwriting expense ratio (other underwriting expenses, including premium acquisition costs, expressed as a percentage of net premiums earned). Other ratios used by the company include the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). The ratios described are derived from information disclosed in the Net Earnings by Reporting Segment section of this MD&A and adjusted principally to remove the effects of discounting for net claims recorded in the current period, the change in the risk adjustment and other insurance operating expenses. These ratios are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or net favourable or adverse prior year reserve development, as a percentage of net premiums earned during the same period.
The tables below present the amounts used in the calculation of the property and casualty insurance and reinsurance companies ratios and reconciles insurance revenue to net premiums earned. A reconciliation of underwriting profit (loss) of the property and casualty insurance and reinsurance reporting segments to insurance service result, the most directly comparable measure under IFRS Accounting Standards, is shown in the Overview of Consolidated Performance section of this MD&A, under the heading “Property and Casualty Insurance and Reinsurance”.
	North American Insurers		Global Insurers and Reinsurers		International Insurers and Reinsurers		Property and Casualty Insurance and Reinsurance
	2025	2024	2025	2024	2025	2024	2025	2024
Reconciliation of net premiums earned:
Insurance revenue(1)	9,212.2	8,779.9	16,388.6	15,684.7	6,178.4	6,825.5	31,779.2	31,290.1
Cost of reinsurance(1)	(1,404.7)	(1,297.9)	(2,573.1)	(2,706.2)	(1,942.3)	(2,592.4)	(5,920.1)	(6,596.5)
Net insurance revenue	7,807.5	7,482.0	13,815.5	12,978.5	4,236.1	4,233.1	25,859.1	24,693.6
Adjust for: net ceding commissions on reinsurance assumed (reinsurance held) and other	(355.9)	(409.5)	590.6	737.1	(92.9)	(450.4)	141.8	(122.8)
Net premiums earned	7,451.6	7,072.5	14,406.1	13,715.6	4,143.2	3,782.7	26,000.9	24,570.8
Total underwriting expenses, net:
Losses on claims – accident year	4,746.7	4,464.3	9,426.9	8,887.4	2,630.3	2,493.6	16,803.9	15,845.3
Net favourable prior year reserve development	(132.0)	(101.0)	(339.1)	(257.4)	(280.4)	(235.2)	(751.5)	(593.6)
Losses on claims – calendar year	4,614.7	4,363.3	9,087.8	8,630.0	2,349.9	2,258.4	16,052.4	15,251.7
Commissions	1,173.1	1,093.5	2,589.9	2,339.2	656.7	600.3	4,419.7	4,033.0
Other underwriting expenses	1,204.1	1,168.6	1,590.6	1,505.8	917.5	820.3	3,712.2	3,494.7
Total underwriting expenses, net	6,991.9	6,625.4	13,268.3	12,475.0	3,924.1	3,679.0	24,184.3	22,779.4
Underwriting profit	459.7	447.1	1,137.8	1,240.6	219.1	103.7	1,816.6	1,791.4
Combined ratio, undiscounted	93.8%	93.7%	92.1%	91.0%	94.7%	97.3%	93.0%	92.7%

(1)
As presented in the Net Earnings by Reporting Segment section of this MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Float – In the insurance industry the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims is referred to as float. The company calculates its float as the sum of its insurance contract liabilities and insurance contract payables, less the sum of its reinsurance contract assets held and insurance contract receivables, adjusted to remove the effects of discounting, risk adjustment and life insurance operations from insurance contract liabilities and reinsurance contract assets held. Float of a reporting segment or segments is calculated in the same manner using the company’s segmented balance sheet. The annual (benefit) cost of float is calculated by expressing annual underwriting profit (loss) as described above as a percentage of average float for the year (the simple average of float at the beginning and end of the year).
Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company’s non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India and Dexterra Group at December 31, 2025, and also Boat Rocker at December 31, 2024.
	December 31, 2025			December 31, 2024
	Fair value	Carrying value	Excess of fair value over carrying value	Fair value	Carrying value	Excess of fair value over carrying value
Non-insurance associates	9,913.7	7,456.9	2,456.8	7,394.9	6,615.9	779.0
Non-insurance companies	1,734.8	1,052.0	682.8	1,779.0	1,077.5	701.5
	11,648.5	8,508.9	3,139.6	9,173.9	7,693.4	1,480.5
Non-insurance associates included in the performance measure
The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the values included in the consolidated balance sheets as at December 31, 2025 and December 31, 2024, and excludes investments in associates held by the company’s consolidated non-insurance companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.
	December 31, 2025		December 31, 2024
	Fair value	Carrying value	Fair value	Carrying value
Investments in associates as presented on the consolidated balance sheets	11,057.7	8,362.3	8,144.8	7,153.3
Less:
Insurance and reinsurance investments in associates(1)	1,078.7	839.4	745.9	532.8
Associates held by consolidated non-insurance companies(2)	65.3	66.0	4.0	4.6
Non-insurance associates included in the performance measure	9,913.7	7,456.9	7,394.9	6,615.9

(1)
As presented in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2025.

(2)
Comprised of associates held by Thomas Cook India (including its share of Quess) and Dexterra Group at December 31, 2025, and also Boat Rocker at December 31, 2024.

Non-insurance companies included in the performance measure
The fair values of market traded consolidated non-insurance companies are calculated as the company’s pro rata ownership share of each subsidiary’s market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax’s share of that subsidiary’s net assets, calculated as the subsidiary’s total assets less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company’s consolidated balance sheets as at December 31, 2025 and December 31, 2024, as shown in the table below, which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the total non-insurance companies included in the company’s consolidated balance sheet.

	December 31, 2025			December 31, 2024
	Market traded non-insurance companies	All other non-insurance companies	Total non- insurance companies(1)	Market traded non-insurance companies(2)	All other non-insurance companies	Total non- insurance companies(1)
Portfolio investments(3)	2,438.3	107.3	2,545.6	2,180.1	111.8	2,291.9
Deferred income tax assets	28.4	78.8	107.2	36.3	52.3	88.6
Goodwill and intangible assets	481.5	3,834.3	4,315.8	582.7	3,599.0	4,181.7
Other assets(4)	1,079.8	3,970.0	5,049.8	1,190.9	4,014.3	5,205.2
Total assets	4,028.0	7,990.4	12,018.4	3,990.0	7,777.4	11,767.4
Accounts payable and accrued liabilities(4)	876.3	2,278.6	3,154.9	839.6	2,402.0	3,241.6
Derivative obligations	–	68.6	68.6	0.1	82.6	82.7
Deferred income tax liabilities	83.4	437.0	520.4	68.9	445.4	514.3
Borrowings – non-insurance companies	738.7	2,441.6	3,180.3	676.3	2,212.6	2,888.9
Total liabilities	1,698.4	5,225.8	6,924.2	1,584.9	5,142.6	6,727.5
Shareholders’ equity attributable to shareholders of Fairfax(5)	1,052.0	2,687.8	3,739.8	1,077.5	2,421.4	3,498.9
Non-controlling interests	1,277.6	76.8	1,354.4	1,327.6	213.4	1,541.0
Total equity	2,329.6	2,764.6	5,094.2	2,405.1	2,634.8	5,039.9
Total liabilities and total equity	4,028.0	7,990.4	12,018.4	3,990.0	7,777.4	11,767.4

(1)
Non-insurance companies as presented in the Segmented Balance Sheet in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2025.

(2)
Boat Rocker was deconsolidated in 2025 and is only included at December 31, 2024. See note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025.

(3)
Portfolio investments include intercompany debt securities, issued by a non-insurance company to Fairfax affiliates, which are eliminated on consolidation.

(4)
Other assets include due from affiliates. Accounts payable and accrued liabilities include due to affiliates.

(5)
Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.

Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) is presented in this MD&A for the larger property and casualty insurance and reinsurance reporting segments as management believes this measure to be a useful estimate of cash generated or used by underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable measure under IFRS Accounting Standards.
	2025	2024
Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL):
North American Insurers and Global Insurers and Reinsurers	5,573.9	5,286.2
All other reporting segments	904.6	(776.5)
Net purchases of investments classified at FVTPL	(4,059.1)	(515.8)
Cash provided by operating activities as presented in the consolidated statement of cash flows	2,419.4	3,993.9
Intercompany shareholdings – On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as “Investments in Fairfax insurance and reinsurance affiliates”, intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments” and total intercompany shareholdings of subsidiaries are presented as “Investments in Fairfax affiliates” in the “Capital” section. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable measure under IFRS Accounting Standards.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Appendix to Chairman’s Letter to Shareholders
The Chairman’s Letter to Shareholders (“the Letter”) presents the performance of the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the Letter, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.
Fairfax Worldwide Insurance Operations as at December 31, 2025
This table in the Letter includes information on certain non-consolidated insurance companies which are presented as insurance and reinsurance investments in associates in note 6 (Investments in Associates) to the company’s consolidated financial statements for the year ended December 31, 2025. As associates are recorded using the equity method of accounting under IFRS Accounting Standards and not consolidated, the gross premiums written and investment portfolios of these associates are not included in the relevant amounts presented in the company’s consolidated statement of earnings and consolidated balance sheet respectively.
Gross Premiums Written per Share
This is a non-GAAP financial measure calculated as gross premiums written by the property and casualty insurance and reinsurance companies divided by the number of common shares effectively outstanding, which are presented in the MD&A of this Annual Report, under the heading “Overview of Consolidated Performance”, and in note 16 (Total Equity) to the company’s consolidated financial statements for the year ended December 31, 2025, respectively. Management uses this measure as an indicator of organic growth and accretive acquisitions in its property and casualty insurance and reinsurance operations, and to illustrate the benefit premiums have on book value per basic share.
Compound Growth in Book Value per Share
This supplementary financial measure is calculated as the compound return on book value per basic share for the beginning and ending years of the relevant measurement period. Book value per basic share is described in the MD&A of this Annual Report, under the heading “Glossary of Non-GAAP and Other Financial Measures”.
Average Total Return on Investments
This supplementary financial measure is calculated as the simple average of total return on average investments for the relevant years in the measurement period. Total return on average investments is described in the MD&A of this Annual Report, under the heading “Total Return on the Investment Portfolio”.
Yield on Fixed Income Portfolio
This supplementary financial measure is used by the company, among other financial measures, to evaluate the investment performance of the company’s fixed income portfolio, and is calculated as interest income earned on cash, short term investments and bonds divided by the average fixed income portfolio balance.
	2025	2024
Interest income:(1)
Cash and short term investments	341.0	359.8
Bonds	2,109.2	2,055.3
Total	2,450.2	2,415.1
Fixed income portfolio:(2)
Cash and cash equivalents	6,887.5	7,512.6
Short term investments	2,451.0	1,010.0
Bonds	42,162.5	38,235.5
Total	51,501.0	46,758.1
Yield on Fixed Income Portfolio	5.0%	5.2%

(1)
As presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2025.

(2)
As presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2025 and including the cash and cash equivalents, short term investments and bonds of the Eurolife Life Operations that were classified as held for sale at December 31, 2025 of  $104.6, $16.0 and $1,403.8, respectively.

Unconsolidated Balance Sheet
The unconsolidated balance sheet in the Letter presents the carrying values of the company’s subsidiaries prior to consolidation to better reflect the amount invested into the company’s core property and casualty insurance and reinsurance operations. The company also presents per share amounts for each line item in the unconsolidated balance sheet to better illustrate the composition of book value per basic share. Per share amounts are calculated by dividing the dollar amount of each line item by the number of common shares effectively outstanding, which is presented in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2025. As IFRS Accounting Standards require that controlled subsidiaries be consolidated, the following table presents a reconciliation of the unconsolidated balance sheet to the company’s consolidated balance sheet as at December 31, 2025. All figures are rounded to US$ billions, and may not add due to rounding.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31, 2025
	As presented in the unconsolidated balance sheet	Reclassifications	Consolidation of subsidiaries	As presented in the consolidated balance sheet
	(US$ billions)
Assets
Northbridge	2.5	—	(2.5)	—
Crum & Forster	3.4	—	(3.4)	—
Zenith National	1.0	—	(1.0)	—
Odyssey Group	6.3	—	(6.3)	—
Allied World	5.6	—	(5.6)	—
Brit	2.4	—	(2.4)	—
Gulf Insurance	1.4	—	(1.4)	—
Other insurers and reinsurers including Life insurance and Run-off	4.9	—	(4.9)	—
Insurance and reinsurance operations	27.5	—	(27.5)	—
Fairfax India	0.7	—	(0.7)	—
Recipe	0.7	—	(0.7)	—
Sleep Country	0.6	—	(0.6)	—
Grivalia Hospitality	0.5	—	(0.5)	—
Peak Achievement	0.5	—	(0.5)	—
Meadow Foods	0.3	—	(0.3)	—
Thomas Cook India	0.2	—	(0.2)	—
Other Non-insurance	0.2	—	(0.2)	—
Non-insurance operations	3.7	—	(3.7)	—
Total consolidated operations	31.2	—	(31.2)	—
Holding company cash and investments	2.7	—	—	2.7
Insurance contract receivables	—	—	1.0	1.0
Investments in associates	2.0	(2.0)	—	—
Portfolio investments	—	2.0	70.9	72.9
Assets held for sale	—	—	3.4	3.4
Reinsurance contract assets held	—	—	11.3	11.3
Deferred income tax assets	—	—	0.4	0.4
Goodwill and intangible assets	—	—	8.3	8.3
Other assets	—	—	7.7	7.7
Total assets	35.9	—	71.8	107.8
Liabilities
Accounts payable and accrued liabilities	0.5	—	5.6	6.1
Derivative obligations	—	—	0.8	0.8
Liabilities associated with assets held for sale	—	—	3.6	3.6
Deferred income tax liabilities	—	—	1.9	1.9
Insurance contract payables	—	—	0.3	0.3
Insurance contract liabilities	—	—	50.4	50.4
Borrowings – holding company and insurance and reinsurance companies	—	8.9	1.6	10.5
Borrowings – non-insurance companies	—	—	3.2	3.2
Borrowings – holding company	8.9	(8.9)	—	—
Total liabilities	9.4	—	67.5	76.9
Equity
Common shareholders’ equity	26.3	—	—	26.3
Preferred stock	0.2	—	—	0.2
Shareholders’ equity attributable to shareholders of Fairfax	26.5	—	—	26.5
Non-controlling interests	—	—	4.4	4.4
Total Equity	26.5	—	4.4	30.9
Total Liabilities and Total Equity	35.9	—	71.9	107.8

Directors of the Company
Robert J. Gunn
Corporate Director
Karen L. Jurjevich
Corporate Director
Christine A. Magee
Corporate Director
R. William McFarland
Corporate Director
Christine N. McLean
Corporate Director
Brian J. Porter
Corporate Director
Timothy R. Price
Chairman, Brookfield Funds, a division of
Brookfield Corporation
Lauren C. Templeton
President, Templeton and Phillips Capital Management, LLC
Benjamin P. Watsa
Chief Executive Officer, Marval Capital Ltd.
V. Prem Watsa
Chairman and Chief Executive Officer of the Company
William C. Weldon
Corporate Director
Officers of the Company
Jennifer Allen
Vice President and Chief Business Officer
Bryan Bailey
Vice President, Tax
Derek Bulas
Vice President, Chief Legal Officer and Corporate Secretary
Peter Clarke
President and Chief Operating Officer
Jean Cloutier
Vice President and Chairman International
Olivier Quesnel
Vice President and Chief Actuary
Thomas Rowe
Vice President, Corporate Affairs
Amy Sherk
Vice President and Chief Financial Officer
John Varnell
Vice President, Corporate Development
Michael Wallace
Vice President, Insurance Operations
V. Prem Watsa
Chairman and Chief Executive Officer
Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
General Counsel
Torys LLP

Operating Management
      Fairfax Insurance Group
Andrew A. Barnard, Chairman
Brian D. Young, President
Jonathan Godown, Executive Vice President
      Northbridge
Silvy Wright, President
Northbridge Financial Corporation
      Odyssey Group
Carl Overy, President
Odyssey Group Holdings, Inc.
      Crum & Forster
Marc Adee, President
Crum & Forster Holdings Corp.
      Zenith National
Davidson Pattiz, President
Zenith National Insurance Corp.
      Brit
Martin Thompson, President
Brit Group Holdings Limited
      Ki
Mark Allan, Chief Executive Officer
Ki Financial Limited
      Allied World
Lou Iglesias, President
Allied World Assurance Company Holdings, Ltd
      Fairfax Asia
Gobinath Athappan, Chief Executive Officer
Bruno Camargo, President
Fairfax Brasil
Jacek Kugacz, President
Polish Re
Peter Csakvari, President
Colonnade Insurance
JP Blignaut, President
Bryte Insurance
Fabricio Campos, President
Fairfax Latin America
Andrey Peretyazhko, President
ARX Insurance
Oleksiy Muzychko, President
Universalna Insurance
Khaled Saoud Al Hasan, Group Chief Executive Officer
Gulf Insurance
Paul Adamson, Chief Executive Officer
GIG Gulf
Alexander Sarrigeorgiou, President
Eurolife FFH Insurance Group
      Run-off
Bob Sampson, President
RiverStone Group
      Other
Bijan Khosrowshahi, President
Fairfax International
Wade Burton, President
Hamblin Watsa Investment Counsel

Head Office       95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7
Telephone:  (416) 367-4941
Website:  www.fairfax.ca